As filed with the Securities and Exchange Commission on May 3, 2024

Registration No. 333-273498
Registration No. 811-08524

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No. ______	☐

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Post-Effective Amendment No.492	☒

(Check appropriate box or boxes.)

Separate Account EQ of Venerable Insurance and Annuity Company

(Exact Name of Registrant)

Venerable Insurance and Annuity Company

(Name of Depositor)

699 Walnut Street, Suite 1350

Des Moines, Iowa 50309-3942

(Address of Depositor’s Principal Executive Offices) (Zip Code)

800-366-0066

(Depositor’s Telephone Number, including Area Code)

J. Neil McMurdie

Vice President & Deputy General Counsel

Venerable Insurance and Annuity Company

1475 Dunwoody Drive, Suite 200

West Chester, Pennsylvania 19380

(Name and Address of Agent for Service)

Copy to:

Thomas E Bisset, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

Approximate Date of Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Deferred Combination Variable and Fixed Annuity Contract

PART A

INFORMATION REQUIRED IN A PROSPECTUS

7.0

SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY

THE ACCUMULATOR® SERIES (7.0) VARIABLE ANNUITY

SUPPLEMENT DATED May 24, 2024 TO

THE PROSPECTUS AND INITIAL SUMMARY PROSPECTUS,

EACH DATED May 24, 2024

This Supplement provides important information regarding an offer Venerable Insurance and Annuity Company (“VIAC," the "Company," or “we”) is making to you to exchange your Equitable Financial Life Insurance Company (“EFLIC”) Accumulator® Series variable annuity contract for a virtually identical VIAC variable annuity contract. The only differences between the contracts will be that VIAC will be the issuer and administrator of the VIAC Contract, which will be supported by VIAC’s Separate Account EQ. Please read this Supplement carefully and retain it for future reference.

In connection with VIAC's assumption reinsurance of certain Accumulator® Series variable annuity contracts (including your contract) issued by EFLIC ("EFLIC Contracts"), an owner of an EFLIC Contract may exchange his/her EFLIC Contract for an Accumulator® Series variable annuity contract issued by the Company ("VIAC Contract"), in accordance with the terms and conditions described below. EFLIC and VIAC have obtained all necessary state regulatory approvals for the assumption reinsurance transaction and this exchange offer.

The exchange offer is part of a corporate initiative by Equitable Holdings, the parent company of EFLIC, to restructure its operating entities. In 2021, EFLIC transferred the financial and risk management responsibilities for the EFLIC Contracts to an affiliate of VIAC. Equitable Holdings has now elected to transfer the overall management and administration responsibilities for the EFLIC Contracts to VIAC. The exchange offer will complete the transfer of administrative responsibilities and financial obligations for the EFLIC Contracts to VIAC for those that accept the exchange offer.

You are not required to accept the exchange offer. If you choose not to accept the exchange offer, your EFLIC Contract will continue unchanged. There will be no charges assessed against you or adverse tax consequences to you if you elect not to exchange your EFLIC Contract.

VIAC specializes in the management and administration of variable annuity contracts. If you choose to accept the exchange offer, your new VIAC Contract will be virtually identical to your EFLIC Contract except that VIAC will be the issuer and administrator of your VIAC Contract, which will be supported by VIAC’s Separate Account EQ. As a customer of VIAC, you will have access to VIAC’s online portal and knowledgeable customer service team for streamlined administrative service. All obligations, guarantees, and benefits under the VIAC Contract, including those associated with any optional benefit riders you elected, will be subject to the financial strength and claims-paying ability of VIAC. More information about VIAC, including VIAC’s financial strength ratings, is available by writing to VIAC Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or by calling 1-800-366-0066. There will be no charges assessed against you or adverse tax consequences to you if you elect to exchange your EFLIC Contract for a VIAC Contract.

Terms and Conditions

You may only exchange your EFLIC Contract for a VIAC Contract of the same contract class and with the same optional benefit riders. The exchange offer is not available for partial exchanges.

When considering whether to accept the exchange offer, please carefully review this Supplement and the accompanying:

•	Notice of Transfer from EFLIC describing in detail the exchange and your options; and
•	The current initial summary prospectus for the VIAC Contract.

You may also contact your financial professional or the EFLIC customer service center as described below with any additional questions you may have before making a decision about whether to exchange your EFLIC Contract for a VIAC Contract.

The full VIAC Contract prospectus is available as noted below.

7.0

To exchange your EFLIC Contract for a VIAC Contract:

•	You must affirmatively accept the exchange offer, or
•	If the state law applicable to your EFLIC Contract as described in the Notice of Transfer allows us to rely on implied consent (which includes all states except California, Florida, Louisiana, Michigan, Minnesota, Washington, and Wisconsin), you may be deemed to have elected the exchange if you do not exercise your right to reject the exchange within a specified time period.

Please refer to the accompanying Notice of Transfer for specific information with respect to your right to accept or reject the exchange offer, including the date by which you may accept or reject the exchange offer. We reserve the right to extend or terminate the exchange offer upon reasonable written notice to you.

Important Considerations

If you elect to exchange your EFLIC Contract for a VIAC Contract (either affirmatively or through implied consent):

•	Your EFLIC Contract will terminate and EFLIC will have no further obligation to you for the guaranteed benefits under your EFLIC Contract;
•	VIAC will issue to you an Assumption Certificate that will endorse your EFLIC Contract and convert it into your new VIAC Contract;
•	VIAC will administer and be solely responsible to you for the guaranteed benefits under your VIAC Contract;
•	The Account Value you have invested in your EFLIC Contract will be transferred to your VIAC Contract and there will be no interruption to your investments as a result of the exchange;
•	The same Funds that are currently available under your EFLIC Contract will be available for investment under your VIAC Contract and after the exchange you may reallocate your Account Value among the Funds under your VIAC Contract in accordance with the investment restrictions under your optional benefit riders, if any;
•	Your death benefit under your VIAC Contract immediately after the exchange will be the same as your death benefit under your EFLIC Contract immediately before the exchange and will continue to be calculated in the same way;
•	You will receive credit for the time your contributions were invested in your EFLIC Contract for purposes of determining whether a withdrawal charge, if applicable, applies under your VIAC Contract;
•	We will not assess any charges against you as a result of the exchange; and
•	There will be no tax consequences to you as a result of the exchange.

The features and benefits, available investment options, charges and deductions, and optional benefit riders under the VIAC Contract will be the same as those under your EFLIC Contract. Administration of the VIAC Contract will be provided by VIAC.

In the event an error occurs with respect to the Notice of Transfer provided to you about the exchange and your acceptance and rejection rights, or in the event a medical condition prevents you from exercising your rejection rights within the prescribed time period (if applicable), you may be eligible within a reasonable period of time, not to exceed 24 months from the date of the exchange, to request that the exchange be rescinded and have your EFLIC Contract reinstated.

If you elect not to exchange your EFLIC Contract for a VIAC Contract (either affirmatively or through implied consent), the EFLIC Contract will remain with EFLIC and EFLIC will continue to administer and be solely responsible for the guaranteed benefits under your EFLIC Contract.

Summary Comparison of EFLIC Contract and VIAC Contract

Your VIAC Contract will be virtually identical to your EFLIC Contract, except for the issuing company and the supporting separate account. This is shown by the following chart, which provides a brief summary comparison of some of the important features of the EFLIC Contracts and each corresponding VIAC Contract offered in exchange. You should not rely solely on this chart to decide whether to exchange your EFLIC Contract for a VIAC Contract.

7.0

The EFLIC and VIAC Contract names and related EDGAR Contract identifiers are as follows:

	EFLIC Contract		VIAC Contract
•	Accumulator (2007) - C000047290	•	Accumulator (7.0) - C000245598
•	Accumulator Plus (2007) - C000050999		(which includes Accumulator, Accumulator Plus,
•	Accumulator Elite (2007) - C000050998		Accumulator Elite, and Accumulator Select)
•	Accumulator Select 07 - C000051000

Features	EFLIC Contract	VIAC Contract
Benefits
Available Investment Options

• Funds

• Guaranteed Interest Option

• Account for Special Dollar Cost Averaging (Accumulator® and Accumulator® EliteSM only)

• Account for Special Money Market Dollar Cost Averaging (Accumulator® PlusSM and Accumulator® SelectSM only)

• Same Funds available

• Guaranteed Interest Option

• Account for Special Dollar Cost Averaging (Accumulator® and Accumulator® EliteSM only)

• Account for Special Money Market Dollar Cost Averaging (Accumulator® PlusSM and Accumulator® SelectSM only)

Credits (Accumulator® Plus only)	Percentage based on 1st Year EFLIC Contract Contributions	Percentage based on 1st Year EFLIC Contract Contributions
Less than $500,000	4%	4%
$500,000 - $999,999.99	4.5%	4.5%
$1 million or more	5%	5%
Death Benefits

• Standard Death Benefit

• Annual Ratchet to Age 85

• Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Earnings Enhancement

• Return of Account Value

• Standard Death Benefit

• Annual Ratchet to Age 85

• Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85

• Earnings Enhancement

• Return of Account Value

Living Benefits	• Guaranteed Minimum Income Benefit with 6.5% Roll-Up • Guaranteed Minimum Income Benefit with 6% Roll-Up	• Guaranteed Minimum Income Benefit with 6.5% Roll-Up • Guaranteed Minimum Income Benefit with 6% Roll-Up
Other Benefits	• Rebalancing • Dollar Cost Averaging • Automatic Withdrawals • Loans (403(b) Contracts only)	• Rebalancing • Dollar Cost Averaging • Automatic Withdrawals • Loans (403(b) Contracts only)
Annuity Payout Options	• Life annuity • Life annuity with period certain • Life annuity with refund certain	• Life annuity • Life annuity with period certain • Life annuity with refund certain
Transaction Expenses
Withdrawal Charge Period and Withdrawal Charge
Accumulator®	7 years 7%, 7%, 6%, 6%, 5%, 3%, 1% (of each contribution)	7 years 7%, 7%, 6%, 6%, 5%, 3%, 1% (of each contribution)

7.0

Features	EFLIC Contract	VIAC Contract
Transaction Expenses (continued)
Accumulator® Plus	8 years 8%, 8%, 7%, 7%, 6%, 5%, 4%, 3% (of each contribution)	8 years 8%, 8%, 7%, 7%, 6%, 5%, 4%, 3% (of each contribution)
Accumulator® Elite	4 years 8%, 7%, 6%, 5% (of each contribution)	4 years 8%, 7%, 6%, 5% (of each contribution)
Accumulator® Select	None	None
Special Service Charges
Express Mail Charge	$90	$90 (currently $20)
Wire Transfer Charge	$35	$35 (currently waived)
Duplicate Contract Charge	$35 (currently waived)	$35 (currently waived)
Annual Contract Expenses
Annual Administrative Charge	$30 (No charge if Account Value is $50,000 or more on the Contract Date Anniversary)	$30 (No charge if Account Value is $50,000 or more on the Contract Date Anniversary)
Base Contract Expenses	As an annual percentage of daily net assets in variable investment options	As an annual percentage of daily net assets in variable investment options
Accumulator®	1.30%	1.30%
Accumulator® Plus	1.55%	1.55%
Accumulator® Elite	1.65%	1.65%
Accumulator® Select	1.70%	1.70%
Standard Death Benefit or Return of Account Value	No Charge	No Charge
Optional Benefit Expenses
Guaranteed Minimum Death Benefit Charge	As an annual percentage of benefit base	As an annual percentage of benefit base
Annual Ratchet to Age 85	0.25%	0.25%
Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85	Maximum: 0.95% Current: 0.80%	Maximum: 0.95% Current: 0.80%
Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85	Maximum: 0.80% Current: 0.65%	Maximum: 0.80% Current: 0.65%
Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85	Current and Maximum: 0.65%	Current and Maximum: 0.65%
Earnings Enhancement	As an annual percentage of Account Value	As an annual percentage of Account Value
	0.35%	0.35%
Guaranteed Minimum Income Benefit Charge	As an annual percentage of benefit base	As an annual percentage of benefit base
With 6.5% Roll-Up	Maximum: 1.10% Current: 0.80%	Maximum: 1.10% Current: 0.80%
With 6% Roll-Up	Maximum: 0.95% Current: 0.65%	Maximum: 0.95% Current: 0.65%
Net Loan Interest Charge (403(b) Contracts only)	As an annual percentage of amounts held in the loan reserve account	As an annual percentage of amounts held in the loan reserve account
	2.00%	2.00%

7.0

Features	EFLIC Contract	VIAC Contract
Annual Fund Expenses
Minimum	[…]%	[…]%
Maximum	[…]%	[…]%

Please note that EFLIC Contracts (and, consequently, a VIAC Contract issued in exchange for an EFLIC Contract) may provide different features and benefits from, and impose different costs than, those summarized in this chart because of differences imposed by the state in which the EFLIC Contract was issued. All material variations have been described in Appendix E to the full VIAC Contract prospectus. For more complete details, you should carefully review the full VIAC Contract prospectus and compare it to the full EFLIC Contract prospectus.

Tax Matters

We believe that there will be no adverse tax consequences to you as a result of the assumption reinsurance agreement between EFLIC and VIAC or the exercise of your acceptance or rejection rights in relation to the exchange offer described in this Supplement. Notwithstanding, we recommend that you consult with your tax advisor when considering the exchange offer.

More Information

This Supplement should be read in conjunction with the Notice of Transfer and the VIAC Contract prospectus.

The full VIAC Contract prospectus is available online at https://docs.venerable.com/#/landing?prod=92264H1427& doctype=spros. You can also request a copy of the full VIAC Contract prospectus by calling VIAC Customer Service at 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The full EFLIC Contract prospectus it is available online at www.equitable.com/ICSR#EQH146639. You can also request a copy of the full EFLIC Contract prospectus by calling 1-800-789-7771.

If you have any questions regarding the exchange offer, please contact your financial representative or call the EFLIC customer service center at 1-855-433-4025. Written inquiries may be mailed to:

Equitable Financial Life Insurance Company

Retirement Service Solutions

8501 IBM Drive, Suite 150-IR

Charlotte, NC 28262-4333

Venerable Insurance and Annuity Company
and its Separate Account EQ
The Accumulator® Series (7.0)
May 24, 2024,  Prospectus
This prospectus (the “Prospectus”) describes Accumulator® Series (7.0), which are group and individual deferred combination variable and fixed annuity contracts (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account EQ of Venerable Insurance and Annuity Company (the “Separate Account”). The Accumulator® Series consists of four Contract classes: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM. The Contracts provide for the accumulation of retirement savings and for income. The Contracts offer income and death benefit protection as well. They also offer a number of annuity payout options. The Contracts are offered solely to owners of Accumulator® Series variable annuity contracts (“EFLIC Contracts”) issued by Equitable Financial Life Insurance Company (“EFLIC”) in connection with the Company’s assumption reinsurance of the EFLIC Contracts. This Prospectus describes the features and benefits of the Contracts issued to EFLIC Contract owners who elect to exchange their EFLIC Contract for the Contract. An EFLIC Contract may only be exchanged for a Contract of the same contract class and with the same optional benefit riders. Additional information about the terms and conditions of the exchange offer can be found in a supplement that accompanies this Prospectus and the Notice of Transfer owners will receive from EFLIC. The Contracts are not offered for sale to any other prospective purchasers.
The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your contributions and Account Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”);

•	The Guaranteed Interest Option; and

•
The Account for Special Dollar Cost Averaging (“DCA”) (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) and the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

Your Account Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Guaranteed Interest Option and the Account for Special DCA.
This Prospectus provides information that you should know before investing and should be kept for future reference. For more information about the particular features, charges, and options applicable to you, please contact your financial professional or refer to your Contract. Also, please review “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for a description of material state variations.
If you own an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Fees and charges for an Accumulator® PlusSM Contract are higher than for an Accumulator® Contract and the amount of the Credit may be more than offset by these higher fees and charges. Credits may be recaptured upon annuitization and death.
We reserve the right to stop accepting contributions from you at any time. If you have one or more guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the Contract, you may no longer be able to fund your guaranteed benefit(s). This means that you may no longer be able to increase your Account Value and the benefit bases associated with your guaranteed benefits through contributions. With limited exceptions, we do not accept contributions to the Contracts. Unless otherwise provided, we currently accept contributions to:

•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and

•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (“403(b)”) Contracts.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The Contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

2

SPECIAL TERMS
The following special terms have special meaning and are used throughout this Prospectus. Other special terms are generally defined in the sections where those terms appear.

Account Value
The total value of the values you have in (i) the Subaccounts; (ii) the Guaranteed Interest Option; (iii) the Account for Special DCA (applies to Accumulator® and Accumulator® EliteSM Contracts only); and (iv) the loan reserve account (applies for Rollover 403(b) Contracts only).

Annual Ratchet	An Annual Ratchet occurs when your benefit base under an optional benefit is increased to equal your Account Value on a Contract Date Anniversary.
Annuitant	The person who is the measuring life for determining the Contract Maturity Date. The Annuitant is not necessarily the Owner.
Business Day
Generally, any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A Business Day does not include a day on which the NYSE is closed due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions.

Cash Value
At any time before annuity payments begin, your Contract’s Cash Value is equal to the Account Value less: (i) the total amount or a pro rata portion of the Annual Administrative Charge, as well as any optional benefit charges; (ii) any applicable Withdrawal Charges (not applicable to Accumulator® SelectSM Contracts); and (iii) the amount of any outstanding loan plus accrued interest (applicable to Rollover 403(b) Contracts only).

Contract Date	The effective date of an EFLIC Contract. Your Contract Date is shown in your Contract.
Contract Date Anniversary	The end of each 12-month period following the Contract Date. For example, if your Contract Date is May 1st, your Contract Date Anniversary is April 30th.
Contract Year	The 12-month period beginning on your Contract Date and each 12-month period after that date.
Credit	If you own an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Credits may be recaptured upon annuitization and death.
EFLIC Contract
The Accumulator® Series variable annuity contract issued by Equitable Financial Life Insurance Company that may be exchanged for the Contract described in this Prospectus of the same contract class and with the same optional benefit riders.

Fund	An underlying mutual fund in which a Subaccount invests.
Good Order	An instruction received by us, utilizing such forms as we may require, that is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction.
Guaranteed Interest Option	Part of our general account that pays interest at guaranteed rates.
Maturity Date	Generally, the Contract Date Anniversary that follows the Annuitant’s 95th birthday.
Owner
The person who is the named Owner of the Contract and, if a natural person, the measuring life for determining Contract benefits. If the Owner is a non-natural person, the Annuitant is the measuring life for determining Contract benefits.

Qualified Contract
A Contract purchased through a tax-qualified retirement plan or program under Sections 401(a), 401(k), 403(b), 408, or 408A of the Tax Code. Contracts that are not Qualified Contracts are referred to as “Nonqualified Contracts.”

Subaccounts	Subaccounts of the Separate Account available for investment under the Contracts, each of which invests in a single Fund.
Tax Code	The Internal Revenue Code of 1986, as amended.
We sometimes use different words in this Prospectus than in the Contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the Contract or supplemental materials. Your financial professional can provide further explanation about your Contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Subaccounts	Investment Funds
Account Value	Annuity Account Value
Unit	Accumulation Unit
Guaranteed Minimum Death Benefit (“GMDB”)	Guaranteed death benefit
Guaranteed Minimum Income Benefit (“GMIB”)	Guaranteed Income Benefit
Guaranteed Interest Option	Guaranteed Interest Account

KEY INFORMATION
Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals
Each class of the Contract provides for different Withdrawal Charge periods and percentages:
  Accumulator® — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payout option, or withdraw money from the Accumulator® Contract within 7 years following your last contribution, you will be assessed a Withdrawal Charge of up to 7% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $7,000 on a $100,000 investment;
  Accumulator® PlusSM — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payout option, or withdraw money from the Accumulator® PlusSM Contract within 8 years following your last contribution, you will be assessed a Withdrawal Charge of up to 8% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $8,000 on a $100,000 investment;
  Accumulator® EliteSM — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payout option, or withdraw money from the Accumulator® EliteSM Contract within 4 years following your last contribution, you will be assessed a Withdrawal Charge of up to 8% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $8,000 on a $100,000 investment; and
  Accumulator® SelectSM — No Withdrawal Charge.
For additional information about charges for surrenders and early withdrawals see “Withdrawal Charge” in “CHARGES AND FEES” in the Prospectus.

Transaction Charges
In addition to Withdrawal Charges, you may also be charged for other transactions (for special requests such as express mail and duplicate Contracts).
For additional information about transaction charges see “Special Service Charges” in “CHARGES AND FEES” in the Prospectus.

FEES AND EXPENSES (continued)
Ongoing Fees and Expenses (annual charges)
Each class of the Contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the Contract, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)(1)	1.30%	1.71%
	Investment options (Fund fees and expenses)(2)	0.57%	1.40%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.25%	1.10%
(1)   Expressed as an annual percentage of daily net assets in each Subaccount. The Base Contract fee consists of the Mortality and Expense Risk Charge, the Distribution Charge, and the annual $30 Administrative Charge converted into a percentage and rounded up to the nearest one-hundredth of a percent. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. The minimum amount above reflects the Base Contract fee for the least expensive Contract class (Accumulator®), while the maximum amount reflects the Base Contract fee for the most expensive Contract class (Accumulator® Select).
(2)   Expressed as an annual percentage of daily net assets of the Funds. This range is for the year that ended December 31, 2023 and could change from year to year.
(3)   Expressed as an annual percentage of the applicable benefit base.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no Credits, no loans, and that you do not take withdrawals from the Contract or make any other transactions, which could add Withdrawal Charges that substantially increase costs.

	Lowest Annual Cost $1,645	Highest Annual Cost $4,775
Assumes:
  Investment of $100,000
  5% annual appreciation
  Least expensive combination of Contract class and Fund fees and expenses
  No optional benefits
  No sales charges
  No additional contributions, transfers, or withdrawals

Assumes:
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of Contract class (Accumulator® SelectSM), optional benefits (GMIB with 6.5% Roll-up, Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 death benefit, and the Earnings Enhancement Benefit (“EEB”)), and Fund fees and expenses
  No sales charges
  No additional contributions, transfers, or withdrawals

	For additional information about ongoing fees and expenses see “FEES AND EXPENSES TABLES” and “CHARGES AND FEES” in the Prospectus.

RISKS
Risk of Loss
The Contract is subject to the risk of loss. You could lose some or all of your Account Value. For additional information about the risk of loss see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT” in the Prospectus.

Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle. A Withdrawal Charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.
For additional information about the investment profile of the Contract, see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT” in the Prospectus

Risks Associated with Investment Options
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds). Each investment option, including the Guaranteed Interest Option, has its own unique risks. You should review the investment options available under the Contract, including the Fund prospectuses, before making an investment decision.
For additional information about the risks associated with the investment options available under the Contract, see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT,” “The Guaranteed Interest Option” in “AVAILABLE INVESTMENT OPTIONS” and “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT” in the Prospectus.

Insurance Company Risks
An investment in the Contract is subject to risks related to the Company. The Company is solely responsible to the Contract Owner for the Contract’s Account Value and the guaranteed benefits. The general obligations, including the Guaranteed Interest Option and any guaranteed benefits under the Contract are supported by our general account and are subject to our claims paying ability. A Contract Owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, is available upon request by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.
For additional information about insurance company risks see “About Our General Account” in “OTHER INFORMATION” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations, and transfers to any of the Subaccounts and to limit the number of Subaccounts which you may select. Such rights include, among others, combining any two or more Subaccounts, substituting Funds and transferring Account Value from any Subaccount to another Subaccount. For more information see “Addition, Deletion or Substitution of Subaccounts and Other Changes” in “VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ” in the Prospectus.
Credits under Accumulator® PlusSM Contracts may be recaptured upon annuitization and death.
There are restrictions on the availability of investment options if guaranteed benefits are elected, limits on contributions and transfers into and out of the Guaranteed Interest Option and restrictions or limitations with the dollar cost averaging programs. See “OVERVIEW OF THE CONTRACT”, and “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” in the Prospectus for more information.
For more information see “Separate Account EQ” in “VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ” in the Prospectus. For additional information about the investment options, including information regarding volatility management strategies and techniques, see “THE FUNDS” and “Available Investment Options” in “THE ANNUITY CONTRACT” in the Prospectus.

RESTRICTIONS (continued)
Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations, and transfers to any of the Subaccounts. If you have one or more guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the Contract, you may no longer be able to fund your guaranteed benefit(s).
We limit the availability of certain investment options if guaranteed benefits are elected. Withdrawals may affect the availability of an optional benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.
Loans are permitted under Rollover 403(b) Contracts with employer or plan approval, subject to certain restrictions on loan amounts and other optional benefits.
For additional information about the optional benefits see “DEATH BENEFITS”, “OPTIONAL LIVING BENEFITS”, and “OTHER BENEFITS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. There is no additional tax benefit to you if the Contract was purchased through a tax-qualified plan or individual retirement account (“IRA”). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the Contract.
For additional information about tax implications see “FEDERAL TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the Contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.
For additional information about compensation to financial professionals see “Distribution of the Contracts” in “OTHER INFORMATION” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

OVERVIEW OF THE CONTRACT
Purpose of the Contract. The Contract is designed to help you accumulate assets through investments in underlying Funds, and the Guaranteed Interest Option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Funds.
Phases of the Contract. The Contract has two phases: an accumulation (savings) phase and an income (annuity) phase.
Accumulation (Savings) Phase. During the accumulation phase, you can allocate your contributions and Account Value to one or more of the available investment options, which include:

•	Subaccounts of the Separate Account, each which invests in an underlying Fund. There are restrictions depending on benefit selection;

•	The Guaranteed Interest Option; and

•
The Account for Special DCA (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) and the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

For additional information about each underlying Fund see “APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT.” For information about the Guaranteed Interest Option and the Account for Special DCA, see “Available Investment Options” in “THE ANNUITY CONTRACT.”
Income (Annuity) Phase. You enter the income phase when you annuitize your Contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments for:

•	Life;

•	Life with a certain minimum number of payments; or

•	Life with a certain amount of payment.

Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your Contract. All accumulation phase benefits terminate upon annuitization and the Contract has a maximum annuity commencement date. For additional information about the income phase see “ANNUITY OPTIONS.”
Contract Features. The Contract provides for the accumulation of retirement savings and income. The Contract offers income and death benefit protection and various annuity payout options. The Accumulator® PlusSM Contract also offers a Credit.
Contract Classes. There are four Contract classes that have different ongoing fees and Withdrawal Charges. For example:

•	Accumulator® has a 7 year Withdrawal Charge period and a 1.30% Base Contract Expense;

•	Accumulator® Plus has an 8 year Withdrawal Charge period and a 1.55% Base Contract Expense;

•	Accumulator® EliteSM has a 4 year Withdrawal Charge period and a 1.65% Base Contract Expense; and

•	Accumulator® SelectSM has no Withdrawal Charge and a 1.70% Base Contract Expense.

If you own an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Fees and charges for the Accumulator® PlusSM Contract are higher than for the Accumulator® Contract, the amount of the Credits may be more than offset by these higher fees and charges, and Credits may be recaptured upon annuitization and death.
Access to Your Money. During the accumulation phase you can take withdrawals from your Contract. Withdrawals will reduce your Account Value and may be subject to Withdrawal Charges, income taxes and a 10% additional tax if you are younger than 59½. Withdrawals may also reduce (possibly on a greater than dollar-for-dollar basis) or terminate any guaranteed benefits.

Death Benefits. Your Contract includes a Standard Death Benefit that pays your beneficiaries an amount at least equal to your contributions less adjusted withdrawals. For an additional fee, you may have purchased one of the enhanced death benefit options called Guaranteed Minimum Death Benefits (“GMDBs”) that provide different minimum payment guarantees, or the Earnings Enhancement Benefit (“EEB”) that provides an additional death benefit.
Living Benefits. For an additional fee, you may have purchased an optional living benefit called the Guaranteed Minimum Income Benefit (“GMIB”) that provides different minimum Account Value, payment and income guarantees. The minimum guarantees provided by this benefit may never come into effect. Guaranteed Benefit Offers may also be available.
Rebalancing and Dollar Cost Averaging. You can elect to have your Account Value automatically rebalanced at no additional charge. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.
Loans. Depending on the terms of your Contract, you may be permitted to take loans from your Account Value. If you take a loan, we charge interest on the loan.

FEES AND EXPENSES TABLES
The following tables describe the fees and expenses that you will pay when owning, surrendering, or making withdrawals from the Contract. Each of the charges and expenses is more fully described in “CHARGES AND FEES.” Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes fees and expenses that you will pay at the time that you surrender the Contract or if you make certain withdrawals or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses	Accumulator®	Accumulator® PlusSM	Accumulator® EliteSM	Accumulator® SelectSM
Withdrawal Charge (as a percentage of each contribution)[1]	7%	8%	8%	None
Special Services Charges[2]
Express Mail Charge	$90	$90	$90	$90
Wire Transfer Charge	$35	$35	$35	$35
Duplicate Contract Charge	$35	$35	$35	$35

1	Deducted upon surrender, annuitization under a non-life contingent annuity payout option, or a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable. The Withdrawal Charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates. For each contribution, we consider the Contract Year in which the contribution is received as “year 1.”

	Withdrawal Charge as a % of each contribution each year following receipt of the contribution
Contract Year	1	2	3	4	5	6	7	8	9+
Accumulator®	7%	7%	6%	6%	5%	3%	1%	0%	0%
Accumulator® PlusSM	8%	8%	7%	7%	6%	5%	4%	3%	0%
Accumulator® EliteSM	8%	7%	6%	5%	0%	0%	0%	0%	0%
See “Charges and Fees – Withdrawal Charge” for additional information.
2	The Express Mail Charge is currently $20. The Wire Transfer Charge is currently waived. The Duplicate Contract Charge is currently waived. We may increase these charges up to the maximum shown and/or discontinue the waivers at any time, with or without notice.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses). If you elected an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses	Accumulator®	Accumulator® PlusSM	Accumulator® EliteSM	Accumulator® SelectSM
Annual Administrative Charge[1]	$30	$30	$30	$30
Base Contract Expense (a percentage of daily net assets in the Subaccounts)	1.30%	1.55%	1.65%	1.70%
Optional Benefits Expenses[2]
GMDB charges (as a percentage of the benefit base)[3]
Annual Ratchet to Age 85	0.25%	0.25%	0.25%	0.25%
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85[4]	0.95%	0.95%	0.95%	0.95%
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85[5]	0.80%	0.80%	0.80%	0.80%
Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85	0.65%	0.65%	0.65%	0.65%
GMIB charge (as a percentage of the benefit base)[3]
GMIB with 6.5% Roll-up4	1.10%	1.10%	1.10%	1.10%
GMIB with 6% Roll-up5	0.95%	0.95%	0.95%	0.95%
EEB charge (as a percentage of Account Value)	0.35%	0.35%	0.35%	0.35%
Net Loan Interest Charge (as a percentage of amounts held in the loan reserve account)[6]	2.00%	2.00%	2.00%	2.00%

1	The Annual Administrative Charge is deducted from your Account Value on each Contract Date Anniversary. If the Contract is surrendered or annuitized or a death benefit is paid on any date other than the Contract Date Anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your Account Value on a Contract Date Anniversary is $50,000 or more there is no charge. During the first two Contract Years this charge, if applicable, is equal to the lesser of $30 or 2% of your Account Value. Thereafter, the charge, if applicable, is $30 for each Contract Year.
2	Deducted annually on each Contract Date Anniversary for which the benefit is in effect. If the Contract is surrendered or annuitized or a death benefit is paid, or the benefit is terminated (if applicable) on any date other than the Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year.
3	The benefit base is not an Account Value or Cash Value. If you elected the GMIB and/or the GMDB when you purchased your EFLIC Contract, your initial benefit base was equal to your initial contributions to your EFLIC Contract. For Accumulator® PlusSM Contracts, your initial benefit base did not include the Credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or Account Value. See “Death Benefit Options” in “DEATH BENEFITS” and “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS.”
4	The current charge is 0.80%. We will increase this charge to the maximum charge shown in the table if you elect to reset your Roll-up Benefit Base on any Contract Date Anniversary. See “Enhanced Death Benefit Charges” in “CHARGES AND FEES”. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.
5	The current charge is 0.65%. We will increase this charge to the maximum charge shown in the table if you elect to reset your Roll-up Benefit Base on any Contract Date Anniversary. See “Enhanced Death Benefit Charges” in “CHARGES AND FEES”. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.
6	The net loan interest charge is the difference between the rate of interest we charge you for a loan and the rate of interest we credit on the amount in your loan reserve account. In no event will the net loan interest charge exceed 2.00%. See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS” for more information on how the loan interest is calculated and for restrictions that may apply.

The next table shows the minimum and maximum total operating expenses charged by the underlying Funds that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found at the back of this document. See “APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT.” These expenses are for the period ended December 31, 2023, and may fluctuate from year to year.

Annual Fund Expenses	Minimum	Maximum
Annual Fund Expenses prior to any Expense Limitation Arrangement (expenses that are deducted from Fund assets including management fees, 12b-1 fees, service fees, and other expenses)*	0.57%	1.40%
*	These are the minimum and maximum Fund fees and expenses before any expense reimbursements or fee waiver arrangements. Please note that the Fund fees shown in APPENDIX A are after (net of) any expense reimbursements or fee waiver arrangements.

Examples
These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual Fund expenses.
These Examples assume that you invest $100,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that no loans are taken, and the most expensive combination of annual Fund expenses and optional benefits available for an additional charge, which are the Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 death benefit, the GMIB with the 6.5% Roll-up, and the EEB (each at their maximum charge).
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender or annuitize your Contract under a non-life contingent annuity payout option at the end of the applicable time period[1]
	1 year	3 years	5 years	10 years
Accumulator®	$12,251	$22,159	$32,644	$59,165
Accumulator® PlusSM	$13,500	$23,879	$34,795	$61,193
Accumulator® EliteSM	$13,599	$23,166	$29,253	$61,990
Accumulator® SelectSM	$5,649	$17,310	$29,481	$62,386

	If you do not surrender or annuitize your Contract or you annuitize your Contract under a life contingent annuity payout option at the end of the applicable time period
	1 year	3 years	5 years	10 years
Accumulator®	$5,251	$16,159	$27,644	$59,165
Accumulator® PlusSM	$5,500	$16,879	$28,795	$61,193
Accumulator® EliteSM	$5,599	$17,166	$29,253	$61,990
Accumulator® SelectSM	$5,649	$17,310	$29,481	$62,386

1	The first Example reflects the assessment of Withdrawal Charges (if applicable) calculated based on the time of investment in the Contract. However, the time your contributions were invested in the EFLIC Contract is taken into account for purposes of determining whether a Withdrawal Charge applies to those contributions under the Contract. If you elect to exchange your EFLIC Contract for the Contract, and at the time of the exchange no Withdrawal Charges applied to the contributions under your EFLIC Contract, no Withdrawal Charges would apply to those contributions under the Contract.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
The risks identified below are the principal risks of investing in the Contract. The Contract may be subject to additional risks other than those identified and described in this Prospectus.
Risk of Loss. All investments have risks to some degree and it is possible that you could lose money by investing in the Contract. An investment in the Contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
Risk of Poor Investment Performance. You should regularly evaluate the Contract’s long-term investment potential and risks. For amounts you allocate to the Subaccounts of the Separate Account:

•	Your values will fluctuate with the markets, interest rates and the performance of the underlying Funds;

•	You assume the risk that your values may decline or not perform to your expectations;

•	Each Fund has various investment risks, and some options are riskier than others;

•	There is no assurance that any of the Funds will achieve its stated investment objective;

•	The particular risks associated with each Fund are detailed in the Fund’s prospectus;

•	You should read each Fund’s prospectus and understand the risks associated with it before allocating Account Value to its corresponding Subaccount; and

•
If you request a full surrender or apply your entire Account Value to a non-life contingent annuity payout option, the applicable Withdrawal Charge percentage will be applied to the total amount of each contribution subject to a Withdrawal Charge, even if your Account Value is less than the sum of your contributions because of poor investment performance and/or fees and charges. The Withdrawal Charge assessed may be greater than the amount that would be assessed if the Withdrawal Charge percentage was applied only to the amount actually surrendered or annuitized.

For amounts you allocate to the Guaranteed Interest Option or Account for Special DCA:

•	Interest rates we declare will change over time to reflect then current market conditions; and

•	You assume the risk that interest rates for the specified periods in the future may be less than current interest rates for the same or similar periods.

You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate given your financial goals, investment time horizon and risk tolerance.
The Contract is Not a Short-Term Investment. The Contract is not appropriate if you need ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. Withdrawal Charges may apply for up to eight years after each contribution. They will reduce the value of your Contract if you withdraw money from or surrender your Contract during that time. The benefits of tax deferral and the optional living benefit protections also mean the Contract is more beneficial to investors with a long-term investment time horizon.
Insurance Company and Business Continuity Risk. Any obligations, guarantees, and benefits of the Contract including those associated with the Guaranteed Interest Option, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.
All businesses are subject to potential business disruption because of, among other things, power outages, weather related events, natural disasters and public health and safety concerns, including those associated with pandemics. To help prepare for these types of events, the Company has adopted a comprehensive approach to planning for possible disruptions to its critical business operations that allows it to quickly react in the event of a crisis or other major event. This approach includes crisis management, business continuity, business impact, disaster recovery and crisis communication elements that are regularly monitored and tested so as to reduce the risk that our business operations are materially disrupted for a significant period of time.

Cyber-Security Risks. Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service attacks on websites, and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.
Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.
Possible Adverse Tax Consequences. The tax considerations associated with the Contract vary and can be complicated. The applicable tax rules can differ, depending on the type of Contract you own – non-qualified, traditional IRA, Roth IRA or Qualified Contract. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign, or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s Contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect Contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a Contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your Contract or taking other action related to your Contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract.
Withdrawals are generally subject to income tax, and may be subject to an additional tax if taken before age 59½.
Optional Benefits. The availability of certain investment options is limited if guaranteed benefits are elected. We may limit or stop accepting contributions and transfers to the Subaccounts which means that you may no longer increase your Account Value and the benefit bases associated with your guaranteed benefits through contributions and transfers. Withdrawals may terminate or significantly reduce the value of your optional benefits. If you elected the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit and you choose to invest in the investment options with a lower Roll-up rate, you will still be subject to the same charge for the benefit that you would be subject to if you invested exclusively in the investment options with a higher Roll-up rate despite receiving a lower Roll-up rate for your investment in the investment options with a lower Roll-up rate. See “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”
Accumulator® PlusSM Contracts. The fees and charges for Accumulator® PlusSM Contracts are higher than for other Accumulator® Contracts and the amount of the Credit may be more than offset by these higher fees and charges. Credits may be recaptured upon annuitization and death. Because the exact dollar amount of the Credits is recaptured in these circumstances, you will retain any gains or losses attributable to the investment experience of the recaptured Credits while they were allocated to your Contract. Withdrawals taken during the first EFLIC Contract Year may limit Credits for additional contributions. We may limit or stop accepting contributions, which means that you may no longer receive additional Credits but you will still be subject to the higher fees and charges for the Accumulator® PlusSM Contract. Additionally, except to the extent they increase your Account Value, Credits are not included when calculating any of your benefit bases under the optional benefits. See “Credits” in “THE ANNUITY CONTRACT” for more information.

VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ
The Company
We are an Iowa stock life insurance company that is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. We are engaged in the business of administering insurance and annuities, and we no longer sell or issue any new insurance or annuity contracts. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.
Prior to September 1, 2019, we were known as Voya Insurance and Annuity Company. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. On June 1, 2018 we became an indirect wholly owned subsidiary of VA Capital Company LLC, an insurance holding company organized under Delaware law (“VA Capital”). Our direct parent company is Venerable Holdings, Inc. (“Venerable”).
Although we are a subsidiary of VA Capital and Venerable, neither VA Capital nor Venerable are responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.
How to Reach Us. Please communicate with us at the mailing address or telephone number listed below:
Customer Service
P. O. Box 9271
Des Moines, Iowa 50306-9271
1-800-366-0066.
Your correspondence will be picked up at the mailing address noted above. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer, or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at the address above or via the appropriate telephone, email, or fax number if the item is a type we accept by those means. There are two main exceptions. If the item arrives:

•	On a day that is not a Business Day or

•	After the close of a Business Day, then, in each case, we are deemed to have received that item on the next Business Day.

Reports We Provide. We provide the following reports:

•	Written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;

•	Statements of your Account Value at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	Annual statements of your Account Value as of the close of the Contract Year, including notification of eligibility to exercise the GMIB and GMDB Roll-up Benefit Reset option.

For jointly owned Contracts (if applicable), we provide reports to the primary joint Owner’s address on file.
Venerable Client Portal. With your Venerable client portal account you can expect:

•	Account summary. View your Account Values, and select accounts for additional details;

•	Messages and alerts. Stay up to date with messages on statement availability, investment options and important account information;

•	Profile changes. Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences;

•	Manage your account. Convenient access to service options for your Contract, from viewing account details and documents to completing financial transactions; and

•	Investments details. Intuitive charts show the breakdown of your key investments.

Please go to Venerable.com to create and login to your Venerable client portal account. Don’t forget to sign up for eDelivery! Visit Venerable.com and click sign in to register today.

The Venerable client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.
We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.
We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Limits on Frequent or Disruptive Transfers” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS”).
Customer Service Representatives. You may also use our toll-free number (1-800-366-0066) to speak with one of our Customer Service representatives.
Separate Account EQ
Separate Account EQ was established as a separate account under Iowa law on July 14, 1988. Separate Account EQ is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). Separate Account EQ is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.
Separate Account EQ is divided in Subaccounts. Each Subaccount invests exclusively in shares of one underlying Fund. Each Fund has its own distinct investment objectives and policies. Income, gains, and losses, whether or not realized, of a Fund are credited to or charged against the corresponding Subaccount of Separate Account EQ without regard to any other income, gains, or losses of the Company. Assets equal to the reserves and other Contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity Contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts and keep Separate Account EQ fully funded to cover such liabilities.
The other variable annuity contracts that invest in Separate Account EQ are not discussed in this Prospectus. Separate Account EQ may also invest in other Funds that are not available under your Contract. Under certain circumstances, we may make certain changes to the Subaccounts.
Addition, Deletion or Substitution of Subaccounts and Other Changes. We may make additional subaccounts available to you under the Contract. These subaccounts will invest in Funds we find suitable for your Contract. We may also limit the number of Subaccounts in which you can invest and withdraw or substitute Funds, subject to the conditions in your Contract, compliance with regulatory requirements and compliance with applicable SEC guidance.
We do not guarantee that each Fund will always be available for investment through the Contract. If we feel that investment in any of the Funds has become inappropriate for the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency) if required, and in compliance with applicable SEC guidance combine two or more subaccounts or substitute another Fund for existing and future investments. Whether a Fund has become inappropriate for the purposes of the Contract will be determined by us based upon factors that include, but are not limited to, the Fund’s fees and expenses, performance history, actual or potential impact on our hedging program used to support our Contract guarantees, and the availability through the Contract of similarly styled and/or managed Funds. If you elected the dollar cost averaging, systematic withdrawals, or automatic investment programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a Fund subject to those instructions, we will execute your instructions using the substituted replacement Fund, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement Fund may have higher fees and charges than any Fund it replaces.

Subject to SEC approval, we reserve the right to:

•	Deregister Separate Account EQ under the 1940 Act;

•	Operate Separate Account EQ as a management company under the 1940 Act if it is operating as a unit investment trust;

•	Operate Separate Account EQ as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

•	Restrict or eliminate any voting rights as to Separate Account EQ;

•	Combine Separate Account EQ with other separate accounts; and

•	Transfer separate account assets to another separate account that we determine to be associated with the class of Contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.
Voting Rights. We will vote the shares of a Fund owned by Separate Account EQ according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Fund in our own right, we may decide to do so.
We determine the number of shares that you have in a Subaccount by dividing your Cash Value in that Subaccount by the net asset value of one share of the Fund in which the Subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contract Owners invested in that Subaccount. We will also vote shares we hold in Separate Account EQ that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

THE FUNDS
You will find more detailed information about each Fund currently available under your Contract in APPENDIX A – “Funds Available Under the Contract” including each Fund’s name and share class, investment objective, investment adviser and subadviser(s), if applicable, current expenses, and performance.
If you received a summary prospectus for any of the underlying Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number, or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.
Please refer to the Fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, at https://docs.venerable.com/#/landing, by calling Customer Service at 1-800-366-0066, by accessing the SEC’s website or by contacting the SEC Public Reference Branch. Consult with your financial professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your allocation among the Funds.
Selection of Underlying Funds
The underlying Funds available through the Contract described in this Prospectus are determined by the Company. When determining which underlying Funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates, will make payments to us or our affiliates in connection with certain administrative and marketing and support services. For additional information on these arrangements, see “Revenue from the Funds” in “THE FUNDS.” We review the Funds periodically and may, subject to certain limits or restrictions, remove a Fund or limit its availability to new investment if we determine that a Fund no longer satisfies one or more of the selection criteria and/or if the Fund has not attracted significant allocations under the Contract.
We do not recommend or endorse any particular Fund and we do not provide investment advice.

Fund of Funds
Certain Funds are designated as “Fund of Funds.” Fund of Funds invest in shares of other mutual funds and may have higher fees and expenses than a Fund that invests directly in debt and equity securities. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying funds.
Funds with Managed Volatility Strategies
As described in more detail in the Fund prospectuses, certain Funds employ a managed volatility strategy that is intended to reduce the Fund’s overall volatility and downside risk. Funds that employ a managed volatility strategy help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund’s optimal risk targets, and the Fund may not perform as expected.
Revenue from the Funds
The Company or its affiliates may receive compensation from each of the Funds or the Funds’ affiliates. This revenue may include:

•	A share of the management fee or payment of other amounts (sometimes referred to as revenue sharing);

•	For certain share classes, 12b-1 fees; and

•	Service fees.

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds’ affiliates, such as:

•	Communicating with customers about their Fund holdings;

•	Maintaining customer financial records;

•	Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);

•	Recordkeeping for customers, including subaccounting services;

•	Answering customer inquiries about account status and purchase and redemption procedures;

•	Providing account balances, account statements, tax documents and confirmations of transactions in a customer’s account;

•	Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and

•	Receiving, tabulating, and transmitting proxies executed by customers.

The management fee, 12b-1 fees, and service fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance the costs associated with past distribution of the EFLIC Contracts.
The amount of revenue the Company may receive from each of the Funds or from the Funds’ affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and expenses and whether to offer a Fund through our contracts. Fund revenue is important to the Company’s profitability.
Revenue received by the Company from Funds is based on an annual percentage of the average net assets held in that Fund by the Company. Some of these Funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Possible Conflicts of Interest
If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Funds conflict, we, the boards of trustees or directors of the Funds, and any other insurance companies participating in the Funds will monitor events to identify and resolve any material conflicts that may arise.
Fund Expenses
Fees are deducted from the value of the Fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases Fund shares. Please see “Annual Fund Expenses” in “FEES AND EXPENSES TABLES” and “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT” for more information.

CHARGES AND FEES
We deduct the Contract charges described below to compensate us for our costs and expenses, services provided, and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with past sales of the EFLIC Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional benefits or riders, so they are only deducted if you elected the benefit or rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the Contract charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the Base Contract Expense and benefit and rider charges, and we may use such profits for any legitimate corporate purpose.
The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contracts.
Charges that the Company Deducts
We deduct the following charges each day from the net assets of each Subaccount. These charges are reflected in the Unit values of each Subaccount and collectively make up the Base Contract Expense:

•	A Mortality and Expense Risk Charge;

•	An asset-based Administrative Charge; and

•	A Distribution Charge.

We deduct the following charges from your Account Value. When we deduct these charges from your Subaccounts, we reduce the number of Units credited to your Contract:

•	On each Contract Date Anniversary — an Annual Administrative Charge, if applicable;

•
At the time you make certain withdrawals, surrender your Contract, or annuitize to a non-life contingent annuity payout option — a Withdrawal Charge (not applicable to Accumulator® SelectSM Contracts);

•	On each Contract Date Anniversary — a charge for each optional benefit in effect under your Contract: such as a GMDB; the GMIB; and the EEB; and

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

More information about these charges appears below. We will not increase these charges for the life of your Contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or Sponsored Arrangements” below.

Base Contract Expenses
Mortality and Expense Risk Charge. We deduct this daily charge from the net assets in each Subaccount to compensate us for mortality and expense risks, including the Standard Death Benefit. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:

Accumulator®:	0.80%
Accumulator® PlusSM:	0.95%
Accumulator® EliteSM:	1.10%
Accumulator® SelectSM:	1.10%
The mortality risk we assume is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each Contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the GMDB exceeds the Cash Value of the Contract. The expense risk we assume is the risk that it will cost us more to issue and administer the Contracts than we expect.
For Accumulator® PlusSM Contracts, a portion of this charge also compensates us for the Credit. For a discussion of the Credit, see “Credits” in “THE ANNUITY CONTRACT.” We expect to make a profit from this charge.
If you previously accepted an offer to terminate a guaranteed benefit under your EFLIC Contract, charges for that benefit will have ceased and your Standard Death Benefit was replaced with the Return of Account Value death benefit. However, you should be aware that you will continue to pay the same Mortality and Expense Risks Charge as a Contract Owner that has the Standard Death Benefit, even though you no longer have the Standard Death Benefit.
Administrative Charge. We deduct this daily charge from the net assets in each Subaccount. The charge, together with the Annual Administrative Charge described below, is to compensate us for administrative expenses under the Contracts. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:

Accumulator®:	0.30%
Accumulator® PlusSM:	0.35%
Accumulator® EliteSM:	0.30%
Accumulator® SelectSM:	0.25%
Distribution Charge. We deduct this daily charge from the net assets in each Subaccount to compensate us for a portion of our distribution expenses under the Contracts. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:

Accumulator®:	0.20%
Accumulator® PlusSM:	0.25%
Accumulator® EliteSM:	0.25%
Accumulator® SelectSM:	0.35%
Annual Administrative Charge
We deduct this charge from your Account Value on each Contract Date Anniversary. We deduct the charge if your Account Value on the last Business Day of the Contract Year is less than $50,000. If your Account Value on such date is $50,000 or more, we do not deduct the charge. During the first two Contract Years, the charge is equal to $30 or, if less, 2% of your Account Value. The charge is $30 for Contract Years three and later.

We will deduct this charge from your value in the Subaccounts and if permitted from the Guaranteed Interest Option on a pro rata basis. See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting this charge from the Guaranteed Interest Option is permitted in your state. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).
If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of this charge for that year.
Please note that if you elected the GMIB, you can only exercise the benefit during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay this charge and any other fees on your next Contract Date Anniversary, your Contract will be terminated without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” for more information.
Special Services Charges
We deduct a charge for providing the following special services:

•	Express mail charge. We charge up to $90 for sending you a check by express mail delivery. This charge is currently $20. This charge will be deducted from the amount you request;

•
Wire Transfer Charge. We charge up to $35 for outgoing wire transfers. This charge is currently waived. We may discontinue this waiver at any time, with or without notice. If assessed, this charge will be deducted from the amount you request; and

•	Duplicate Contract charge. We charge up to $35 for providing a copy of your Contract. This charge is currently waived. We may discontinue this waiver at any time, with or without notice.

These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your Account Value any Withdrawal Charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.
Withdrawal Charge (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only).
A Withdrawal Charge applies in the following three circumstances:

•	You make one or more withdrawals during a Contract Year that, in total, exceed the 10% free withdrawal amount, described below;

•	You surrender your Contract to receive its Cash Value; or

•	You annuitize your Contract and elect a non-life contingent annuity option.

For more information about the Withdrawal Charge if you select an annuity payout option, see “The Amount Applied to an Annuity Payout Option” in “ANNUITY OPTIONS.” For Accumulator® PlusSM Contracts, a portion of this charge also compensates us for the Credit. For a discussion of the Credit, see “Credits” in “THE ANNUITY CONTRACT.” We expect to make a profit from this charge.
The Withdrawal Charge generally equals a percentage of each contribution withdrawn. For Accumulator® PlusSM Contracts, we do not consider Credits to be contributions. Therefore, there is no Withdrawal Charge associated with a Credit.

The percentage of the Withdrawal Charge that applies to each contribution depends on how long each contribution has been invested in the Contract. We determine the Withdrawal Charge separately for each contribution according to the following table:

Withdrawal Charge as a % of each contribution each year following receipt of the contribution
Contract Year	1	2	3	4	5	6	7	8	9
Accumulator®	7%	7%	6%	6%	5%	3%	1%	0%*	—
Accumulator® PlusSM	8%	8%	7%	7%	6%	5%	4%	3%	0%**
Accumulator® EliteSM	8%	7%	6%	5%	0%***	—	—	—	—
*	Charge does not apply in the 8th and subsequent years following contribution.
**	Charge does not apply in the 9th and subsequent years following contribution.
***	Charge does not apply in the 5th and subsequent years following contribution.
If you request a partial withdrawal, the applicable withdrawal charge percentage is applied to the amount of each contribution withdrawn in excess of the 10% free withdrawal amount (described below). For example, assume the Contract was established with an initial contribution of $100,000 and a $15,000 withdrawal was requested in the first Contract Year. The 10% free withdrawal amount is $10,000. The remaining $5,000 of the withdrawal request is subject to the maximum withdrawal charge percentage associated with the Contract class.
If you request a full surrender of your Contract or apply your entire Account Value to a non-life contingent annuity payout option, the applicable withdrawal charge percentage is applied to the total amount of each contribution subject to a Withdrawal Charge, rather than the amount actually surrendered or annuitized. This means that if the Account Value is less than the sum of the contributions at the time of the request (e.g., due to poor investment performance and/or fees and charges), the Withdrawal Charge assessed may be greater than the amount that would be assessed if the Withdrawal Charge percentage was applied to the amount actually surrendered or annuitized. For example, assume the Contract was established with an initial contribution of $100,000 and a full surrender or annuitization under a non-life contingent annuity payout option was requested in the first Contract Year at a time when the Account Value had declined to $90,000 due to poor investment performance and/or fees and charges. The maximum withdrawal charge percentage associated with the Contract class would be applied to the entire $100,000 contribution, and not the $90,000 Account Value surrendered or annuitized.
For purposes of calculating the Withdrawal Charge, we treat the Contract Year in which we receive a contribution as “year 1” and the Withdrawal Charge is reduced or expires on each applicable Contract Date Anniversary. Amounts withdrawn that are not subject to the Withdrawal Charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the Withdrawal Charge. However, federal income tax rules treat earnings under your Contract as withdrawn first. See “FEDERAL TAX CONSIDERATIONS.” Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for possible Withdrawal Charge schedule variations in your state.
In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the Withdrawal Charge from your Account Value. Any amount deducted to pay Withdrawal Charges is also subject to that same Withdrawal Charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The Withdrawal Charge helps cover our distribution expenses.
For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the Withdrawal Charge deducted from your Account Value. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
The Withdrawal Charge does not apply in the circumstances described below.
10% Free Withdrawal Amount. Each Contract Year you can withdraw up to 10% of your Account Value without paying a Withdrawal Charge. The 10% free withdrawal amount is determined using your Account Value at the beginning of each Contract Year. In the first Contract Year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the Contract Year. Additional contributions during the Contract Year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your Contract, except where required by law.

For Accumulator® and Accumulator® EliteSM Nonqualified Contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of:

•	The current Account Value less contributions that have not been withdrawn (earnings in the Contract); and

•	The 10% free withdrawal amount defined above.

Certain Withdrawals. If you elected the GMIB, the Withdrawal Charge will be waived for any withdrawal that, together with any prior withdrawals made during the Contract Year, does not exceed the applicable Roll-up rate percentage of the GMIB Roll-up Benefit Base at the beginning of the Contract Year, even if such withdrawals exceed the free withdrawal amount. “Roll-up Benefit Base” means the applicable Roll-up rate percentage benefit base for both the GMIB and GMDB. See “Roll-up Benefit Base Reset” in “DEATH BENEFITS.” Also, a Withdrawal Charge does not apply to a withdrawal that exceeds the applicable Roll-up rate percentage of the GMIB Roll-up Benefit Base at the beginning of the Contract Year as long as it does not exceed the free withdrawal amount. However, if you were age 76-80 when you purchased your EFLIC Contract and elected the Greater of 3% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, and your withdrawal exceeds 3% of the beginning of Contract Year Roll-up Benefit Base, this waiver is not applicable to that withdrawal nor to any subsequent withdrawals for the life of the Contract.
Disability, Terminal Illness, or Confinement to a Nursing Home. The Withdrawal Charge also does not apply if:

•	An Owner (or older joint Owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration;

•	We receive proof satisfactory to us (including certification by a licensed physician) that an Owner’s (or older joint Owner’s, if applicable) life expectancy is six months or less; or

•
An Owner (or older joint Owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

○	Its main function is to provide skilled, intermediate, or custodial nursing care;

○	It provides continuous room and board to three or more persons;

○	It is supervised by a registered nurse or licensed practical nurse;

○	It keeps daily medical records of each patient;

○	It controls and records all medications dispensed; and

○	Its primary service is other than to provide housing for residents.

We reserve the right to impose a Withdrawal Charge, in accordance with your Contract and applicable state law, if the conditions described above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the Withdrawal Charge in the above circumstances or may limit the circumstances for which the Withdrawal Charge may be waived. Your financial professional can provide more information, or you may contact our Customer Service.

Optional Benefit Charges
Enhanced Death Benefit Charges. The enhanced death benefits have the following charges:

•
Annual Ratchet to Age 85. If you elected the Annual Ratchet to Age 85 enhanced death benefit, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The charge is equal to 0.25% of the Annual Ratchet to Age 85 benefit base. The benefit base is equal to the amount of the Annual Ratchet to Age 85 Death Benefit. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Annual Ratchet to Age 85 Death Benefit (“Annual Ratchet DB”)” in the “DEATH BENEFITS” Section.

•
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85. If you elected this enhanced death benefit, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The current charge is equal to 0.80% of the Greater of the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base. The benefit base is equal to the amount of the Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 Death Benefit. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in the “DEATH BENEFITS” section.

If you opt to reset your Roll-up Benefit Base on any Contract Date Anniversary, we will increase the charge for this benefit to 0.95%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a pro-rated charge becomes applicable earlier in the Contract Year. You will not be subject to the charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

•
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85. If you elected this enhanced death benefit, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The current charge is equal to 0.65% of the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base. The benefit base is equal to the amount of the Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in the “DEATH BENEFITS” section.

If you opt to reset your Roll-up Benefit Base on any Contract Date Anniversary, we will increase the charge for this benefit to 0.80%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a pro-rated charge becomes applicable earlier in the Contract Year. You will not be subject to the charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

•
Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85. If you elected this enhanced death benefit, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The charge is equal to 0.65% of the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 benefit base. The benefit base is equal to the amount of the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in the  “DEATH BENEFITS” section.

•
EEB. If you elected the EEB, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which it is in effect. The charge is equal to 0.35% of the Account Value on each Contract Date Anniversary. We will deduct this charge from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year. Although the value of your EEB will no longer increase after age 80, we will continue to deduct the charge for this benefit as long as it remains in effect.

GMIB Charge. If you elected the GMIB, we deduct a charge annually from your Account Value on each Contract Date Anniversary until such time as you exercise the GMIB, terminate the GMIB, elect an annuity payout option, or the Contract Date Anniversary after the Owner (or older joint Owner, if applicable) reaches age 85, whichever occurs first.  If you elected the GMIB that includes the 6.5% Roll-up Benefit Base, the current charge is equal to 0.80% of the benefit base. If you elected the GMIB that includes the 6% Roll-up Benefit Base, the current charge is equal to 0.65% of the benefit base. The GMIB benefit base is calculated as described in “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS.”
If you opt to reset your Roll-up Benefit Base on any Contract Date Anniversary, we will increase the charge for this benefit to 1.10% for the benefit that includes the 6.5% Roll-up Benefit Base or 0.95% for the benefit that includes the 6% Roll-up Benefit Base. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a pro-rated charge becomes applicable earlier in the Contract Year. You will not be subject to this charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.
We will deduct this charge from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis. See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting this charge from the Guaranteed Interest Option is permitted in your state. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).
If the Contract is surrendered or annuitized or a death benefit is paid or the GMIB is terminated on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year.
Please note that you can only exercise the GMIB during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay this charge and any other fees on your next Contract Date Anniversary, your Contract will be terminated without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” for more information.
Net Loan Interest Charge. We charge interest on loans under Rollover 403(b) Contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. In no event will the net loan interest charge exceed 2.00%. See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS” for more information on how the loan interest is calculated and for restrictions that may apply.
How We Deduct These Charges. We will deduct these charges from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis. See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting these charges from the Guaranteed Interest Option is permitted in your state. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of these charges from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).
If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of these charges for that year.
Charges for State Premium and Other Applicable Taxes. We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.
Group or Sponsored Arrangements
Certain group or sponsored arrangements may have:

•	A lower Withdrawal Charge (if applicable under your Contract) or Mortality and Expense Risks Charge;

•	Different GMIB or GMDB terms;

•	Access to Subaccounts that invest in Fund shares that are not subject to 12b-1 fees; or

•	Different Credit percentages that apply to contributions under Accumulator® PlusSM Contracts.

Group arrangements include those in which a trustee or an employer, for example, allowed EFLIC Contracts to be purchased by individual members of the group. Sponsored arrangements include those in which an employer allowed the sale of EFLIC Contracts to its employees or retirees on an individual basis.
The costs of distribution, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. All of these factors were taken into account when EFLIC Contracts were issued with reduced charges. To qualify for reduced charges, a group or sponsored arrangement must have met certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that were set up solely to buy EFLIC Contracts or that were in existence less than six months at the time the EFLIC Contract was issued did not qualify for reduced charges.
These and any similar reductions were made according to the rules in effect when the EFLIC Contract was approved for issue. These rules may have changed from time to time. If your EFLIC Contract reflects variations as a result of a group or sponsored arrangement, your Contract will include the same variations.
Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs.
Other Distribution Arrangements
Certain Contracts may have reduced or eliminated charges when sales of the corresponding EFLIC Contracts were made in a manner that resulted in savings of sales and administrative expenses, such as sales through persons who were compensated by clients for recommending investments and who received no commission or reduced commissions in connection with the sale of the EFLIC Contracts.
Fund Fees and Expenses
Each Fund deducts the following types of fees and expenses:

•	Management fees;

•	12b-1 fees;

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees, and the cost of liability insurance; and

•	Investment-related expenses, such as brokerage commissions.

These fees and charges are deducted from and expenses paid out of the assets of the Funds as described in each Fund’s prospectus. Consequently they are reflected in the daily share price of each Fund. Because shares of each Fund are purchased at their net asset value, these fees and expenses are, in effect, passed on to the Subaccounts and are reflected in their Unit values. Certain Funds available under the Contract in turn invest in shares of other Funds (“Fund of Funds”). The underlying Funds each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Funds.

THE ANNUITY CONTRACT
The Contract is not available for new purchases.
Owner and Annuitant Requirements
In this Prospectus, when we use the terms “Owner” and “joint Owner”, we intend these to be references to the Annuitant and joint Annuitant, respectively, if the Contract has a non-natural Owner.
Under Nonqualified Contracts, the Annuitant can be different from the Owner. A joint Owner may also be named. Only natural persons can be joint Owners. This means that an entity such as a corporation cannot be a joint Owner.

Owners that are not individuals may be required to document their status to avoid 30% Foreign Account Tax Compliance Act (“FATCA”) withholding from U.S.-source income.
We permit joint Annuitants if your EFLIC Contract permitted joint Annuitants (i.e., if you purchased your nonqualified EFLIC Contract through an exchange pursuant to Section 1035 of the Internal Revenue Code). In all cases, the joint Annuitants must be spouses.
Under all IRA and Rollover 403(b) Contracts, the Owner and Annuitant must be the same person. In some cases, an IRA Contract may be held in a custodial individual retirement account for the benefit of the individual Annuitant. See “Inherited IRA Beneficiary Continuation Contract” in “DEATH BENEFITS” for Inherited IRA Owner and Annuitant requirements.
For the spousal continuation feature to apply, the spouses must either be joint Owners, or, for single Owner Contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.
Under Qualified Contracts, the Owner must be a qualified plan trust and the Annuitant must be the plan participant/employee.
Certain benefits under your Contract, as described later in this Prospectus, are based on the age of the Owner. If the Owner of the Contract is not a natural person, these benefits will be based on the age of the Annuitant. You may be permitted under the terms of your Nonqualified Contract to transfer ownership to a family member. In the event that ownership is changed to a family member, the original Owner of the Contract will remain the measuring life for determining Contract benefits. Under Qualified Contracts, all benefits are based on the age of the Annuitant. If the Contract is jointly owned or is issued to a non-natural Owner, benefits are based on the age of the older joint Owner or older joint Annuitant, as applicable.
In general, if the Annuitant dies, the Owner (or older joint Owner, if applicable) will become the Annuitant and the Contract continues in force. If the Contract had joint Annuitants, it will become a single Annuitant Contract.
Beneficiary
The beneficiary is the individual(s) or entity(ies) who receive the death benefit. You designated your beneficiary when you applied for your EFLIC Contract. You may change your beneficiary at any time during your lifetime and while the Contract is in-force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received by us in Good Order. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.
Under jointly owned Contracts, the surviving Owner is considered the beneficiary, and will take the place of any other beneficiary. Under a Contract with a non-natural Owner that has joint Annuitants, the surviving Annuitant is considered the beneficiary, and will take the place of any other beneficiary. You may be limited as to the beneficiary you can designate in a Rollover 403(b) Contract. In a Qualified Contract, the beneficiary must be the plan trust. Where a Nonqualified Contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA Contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.
Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the form of death benefit payout you specified. You should be aware that:

•
In accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period;

•	We will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law; and

•	A beneficiary or a successor Owner who continues the Contract under one of the available continuation options will have the right to change your annuity payout election.

Considerations for Charitable Remainder Trusts
(This section only applies to Accumulator® and Accumulator® EliteSM Contracts.)
If you purchased the EFLIC Contract to fund a charitable remainder trust and elected either an enhanced death benefit or the GMIB, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this Contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the enhanced death benefit base.
Change of Contract Owner
You can transfer ownership of a Nonqualified Contract at any time before annuity payments begin. We will continue to treat you as the Contract Owner until we receive written notification of a change in Good Order.
We may refuse to process a change of ownership of a Nonqualified Contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).
If a GMDB, a GMIB, and/or the EEB (collectively, the “Benefit”) is in effect, generally the Benefit will automatically terminate if you change ownership of the Contract or if you assign the Owner’s right to change the beneficiary or person to whom annuity payments will be made. The Benefit, however, will not terminate if the ownership of the Contract is transferred from a non-natural Owner to an individual but the Contract will continue to be based on the Annuitant’s life. The Benefit will also not terminate if you transfer your individually-owned Contract to a trust held for your (or your and your immediate family’s) benefit; the Benefit will continue to be based on your life. If you were not the Annuitant under the individually-owned Contract, you will become the Annuitant when ownership is changed. A change of ownership may have adverse tax consequences. See “FEDERAL TAX CONSIDERATIONS.” Please speak with your financial professional for further information.
See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating any benefits under your Contract.
You cannot transfer ownership of an IRA, Qualified or Rollover 403(b) Contract except by surrendering the Contract. If your IRA Contract is held in your custodial IRA account, you may only transfer ownership of such an IRA Contract to another custodial IRA or to yourself.
For limited transfers of ownership after the owner’s death see “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.” You may direct the transfer of the values under your IRA, Qualified or Rollover 403(b) Contract to another similar arrangement under federal income tax rules. In the case of such a transfer that involves a surrender of your Contract, we will impose a Withdrawal Charge, if one applies.
Following a change of ownership, the existing beneficiary designations will remain in effect until the new Owner provides new designations.
Additional Contributions
Except as described below, we do not accept additional contributions to the Contracts, including contributions made through our automatic investment program. Contributions received will be returned to you. This change has no effect on amounts that are already invested in your Contract or on your guaranteed benefits.
We currently accept additional contributions to:

•	Qualified 401(a) and 401(k) Contracts; and

•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (403(b)) Contracts.

We require a minimum contribution amount for each type of Contract. Maximum contribution limitations also apply. Our rules may vary by state. Contribution limits are based on the age of the older of the original Contract Owner and Annuitant.

Appendix F - “Rules Regarding Contributions to Your Contract” summarizes our current rules regarding additional contributions to your Contract, which rules are subject to change. Information regarding contributions in this section is for the benefit of Contract Owners currently eligible to continue making contributions to the Contracts.
We will process additional contributions within one Business Day if we receive all information necessary. In certain states we also accept additional contributions by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data.
We will ask about any missing information related to additional contributions. We will allocate each additional contribution proportionally according to the current Subaccount allocation unless you specify otherwise. If a Subaccount is no longer available (including due to a Fund purchase restriction) or requested in error, we will allocate the additional contribution proportionally among the other available Subaccount(s) in your current allocation. For each additional contribution, we will credit the payment designated for a Subaccount of Separate Account EQ at the Unit value next determined after receipt of your contribution and instructions. For Accumulator® PlusSM, Accumulator® EliteSM, and Accumulator® SelectSM Contracts, no more than 25% of any additional contribution can be allocated to the Guaranteed Interest Option. The amount of any additional contribution to be allocated to the Account for Special DCA or the Account for Special Money Market DCA, if available, may not be less than $250.
Once we allocate your contribution to the Subaccounts selected by you, we convert the contribution into Units. We divide the amount of the contribution and Credit, if applicable, allocated to a particular Subaccount by the value of a Unit for the Subaccount to determine the number of Units of the Subaccount to be held in Separate Account EQ with respect to your Contract. The net investment results of each Subaccount vary with its investment performance.
Upon advance notice to you, we may exercise certain rights we have under the Contract regarding contributions, including our rights to change minimum and maximum contribution requirements and limitations.
We currently do not impose any limits on aggregate contributions. We reserve the right, however, to limit aggregate contributions on your Contract made after the first Contract Year to a specified percentage of first-year contributions. If such a limit is imposed it can be reduced or increased at any time upon advance notice to you. Even if we do not impose such a limit, we reserve the right to not accept any contribution if:

•
The aggregate contributions under one or more Contracts with the same Contract Owner or Annuitant would then total more than $1,500,000 ($500,000 for the same Contract Owner or Annuitant who is age 81 and older at Contract issue); or

•	The aggregate contributions under all our annuity contracts with the same Contract Owner or Annuitant would then total more than $2,500,000.

We may impose these and other contribution limitations based on certain criteria that we determine, including elected benefits, issue age, aggregate contributions, Subaccount allocations and selling broker-dealer compensation.
If imposed, these and other contribution limitations may not be applicable in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”
Allocating Contributions Among the Available Investment Options.
If additional contributions are permitted under your Contract, you may choose to allocate those contributions yourself (i.e., self-directed allocations) or have your additional contributions allocated through one of the available dollar cost averaging programs. If you do not give us instructions on how to allocate any additional contributions or you have not elected a dollar cost averaging program, additional contributions are allocated according to your instructions on file.
Self-Directed Allocations. If you choose self-directed allocation of additional contributions, you may allocate your contributions to one or more, or all, of the Subaccounts, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts) or the Guaranteed Interest Option (subject to restrictions in certain states; see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for state variations). Allocations must be in whole percentages and you may change your allocations at any time. For Accumulator® PlusSM, Accumulator® EliteSM, and Accumulator® SelectSM Contracts, no more than 25% of any contribution may be allocated to the Guaranteed Interest Option. The total of your allocations into all available investment options must equal 100%. We reserve the right to restrict allocations to any Subaccount.
See “Dollar Cost Averaging (“DCA”)” in “OTHER BENEFITS” for information about the available dollar cost averaging programs.

Credits (for Accumulator® PlusSM Contracts only)
A Credit will also be allocated to your Account Value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include Credits in calculating any of your benefit bases under the Contract or guaranteed benefits, except to the extent that any Credits are part of your Account Value, which is used to calculate the Annual Ratchet benefit bases or a Roll-up Benefit Base reset.
The amount of the Credit will be 4%, 4.5% or 5% of each contribution based on the following breakpoints and rules:

First EFLIC Contract Year Total Contribution Breakpoints	Credit Percentage Applied to Contributions
Less than $500,000	4%
$500,000-$999,999.99	4.5%
$1 million or more	5%
The Credit percentage is based on your total contributions made in the first EFLIC Contract Year less any withdrawals taken during the first EFLIC Contract Year. This Credit percentage was credited to your initial contribution and each additional contribution made in the first EFLIC Contract Year (after adjustment as described below), as well as those in the second and later Contract Years. The Credit will apply to additional contributions only to the extent that the sum of that contribution and prior contributions to which no Credit was applied exceeds the total withdrawals made from the Contract Date.
For example, assume you made an initial contribution of $100,000 to your EFLIC Contract and a $4,000 Credit was added to your Account Value (4% x $100,000). After that, you decide to withdraw $7,000 from your Contract. Later, you make a subsequent contribution of $3,000. You receive no Credit on your $3,000 contribution because it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your Account Value will be credited with $240 [4% x (10,000 + 3,000 – 7,000)].
Although the Credit percentage, as adjusted at the end of the first EFLIC Contract Year, is based upon first EFLIC Contract Year total contributions less withdrawals, the following rules affected the percentage with which contributions made in the first EFLIC Contract Year were credited during the first EFLIC Contract Year:

•
Indication of intent: If you indicated in the application at the time you purchased your EFLIC Contract an intention to make additional contributions to meet one of the breakpoints (the “Expected First Year EFLIC Contract Contribution Amount”) and your initial contribution was at least 50% of the Expected First Year EFLIC Contract Contribution Amount, your Credit percentage was as follows:

○
For any contributions resulting in total contributions to date less than or equal to your Expected First Year EFLIC Contract Contribution Amount, the Credit percentage was the percentage that applied to the Expected First Year EFLIC Contract Contribution Amount based on the table above;

○
For any additional contribution that resulted in your total contributions exceeding your Expected First Year EFLIC Contract Contribution Amount, such that the Credit percentage should have been higher, the Credit percentage applied to that contribution was increased, as well as any prior or additional contributions made in the first Contract Year, accordingly; and

○
If at the end of the first EFLIC Contract Year your total contributions were lower than your Expected First EFLIC Contract Year Contribution Amount such that the Credit applied should have been lower, any excess Credit was recovered. The excess Credit is equal to the difference between the Credit that was actually applied based on your Expected First EFLIC Contract Year Contribution Amount (as applicable) and the Credit that should have been applied based on first year total contributions.

•	If there was no indication at the time you purchased your EFLIC Contract of an intent to make additional contributions in the first year:

○	For your initial contribution (if available in your state) the Credit percentage based upon the above table was applied; and

○
For any additional contribution that resulted in a higher applicable Credit percentage (based on total contributions to date), the Credit percentage applied to that contribution was increased, as well as any prior or additional contributions made in the first Contract Year, accordingly.

The “Indication of intent” approach to first year contributions was not available in all states.

In addition to the recovery of any excess Credit, all or a portion of the Credit may be recovered in the following situations, to the extent permitted under an exemptive order (an “Order”) the Company received from the SEC that allows for recapture of the Credit:

•
If you start receiving annuity payments within three years of making any contribution, the Credit that applies to any contribution made within the prior three years is recovered. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations; and

•
If the Owner (or older joint Owner, if applicable) dies during the one-year period following our receipt of a contribution to which a Credit was applied, the amount of such Credit is recovered. For joint life Contracts, the Credit is only recovered if the second Owner dies within the one-year period following a contribution.

Any Credit is recovered on a pro rata basis from the value in your Subaccounts and Guaranteed Interest Option. If there is insufficient value or no value in the Subaccounts and Guaranteed Interest Option, any additional amount required to recover the full amount of the Credit is withdrawn from the Account for Special Money Market DCA.
It may not always be in your best interest to own an Accumulator® PlusSM Contract because the fees and charges are higher than for other Contract classes and the amount of the Credit may be more than offset by these higher fees and charges. Additionally:

•
Credits may be recaptured upon annuitization and death as described above. Because the exact dollar amount of the Credits is recaptured in these circumstances, you will retain any gains or losses attributable to the investment experience of the recaptured Credits while they were allocated to your Contract;

•	Withdrawals taken during the first EFLIC Contract Year may limit Credits for additional contributions;

•
We may limit or stop accepting contributions, which means that you may no longer receive additional Credits but you will still be subject to the higher fees and charges for the Accumulator® PlusSM Contract; and

•
We do not include Credits in calculating any of your benefit bases under the Contract, except to the extent that any benefit base increases as the result of an increase in your Account Value, which does include Credits;

We do not consider Credits to be contributions for purposes of any discussion in this Prospectus, including those related to Withdrawal Charges (except that Credits are included in your Account Value when calculating the free withdrawal amount. Additionally,  Credits are considered earnings and not part of your investment in the Contract for tax purposes.
We use a portion of the Mortality and Expense Risks Charge and Withdrawal Charge to help recover our cost of providing the Credit. We expect to make a profit from these charges. See “CHARGES AND FEES.” The charge associated with the Credit may, over time, exceed the sum of the Credit and any related earnings. Your actual results will depend on the investment returns on your Contract.
Your Account Value and Cash Value
Your “Account Value” is the total of the values you have in:

•	The Subaccounts;

•	The Guaranteed Interest Option;

•
The Account for Special DCA (applies to Accumulator® and Accumulator® EliteSM Contracts only) and the Account for Special Money Market DCA (applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only); and

•	The loan reserve account (applies to Rollover 403(b) Contracts only).

Your Contract also has a “Cash Value.” At any time before annuity payments begin, your Contract’s Cash Value is equal to the Account Value, less:

•	The total amount or a pro rata portion of the Annual Administrative Charge, as well as any optional benefit charges;

•	Any applicable Withdrawal Charges (not applicable to Accumulator® SelectSM Contracts); and

•	The amount of any outstanding loan plus accrued interest (applicable to Rollover 403(b) Contracts only).

Please see “Surrendering your Contract to receive its Cash Value” in “WITHDRAWALS.” See “APPENDIX C – HYPOTHETICAL ILLUSTRATIONS” for examples that illustrate the changes in Account Value, Cash Value and the values of the optional benefits for each Contract class.
Your Contract’s Value in the Subaccounts. Each Subaccount invests in shares of a corresponding Fund. Your value in each Subaccount is measured by “Units.” The value of your Units will increase or decrease as though you had invested it in the corresponding Fund’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the Contract.

The Unit value for each Subaccount depends on the investment performance of that option, less daily charges for:

•	Mortality and expense risks:

•	Administrative expenses; and

•	Distribution charges.

On any day, your value in any Subaccount equals the number of Units credited to that option, adjusted for any Units purchased for or deducted from your Contract under that option, multiplied by that day’s value for one Unit. The number of your Contract Units in any Subaccount does not change unless they are:

•	Increased to reflect additional contributions (plus the Credit for Accumulator® PlusSM Contracts);

•	Decreased to reflect a withdrawal (plus Withdrawal Charges if applicable under your Contract);

•	Increased to reflect a transfer into, or decreased to reflect a transfer out of, a Subaccount; or

•	Increased or decreased to reflect a transfer of your loan amount from or to the loan reserve account under a Rollover 403(b) Contract.

In addition, when we deduct the GMDB, GMIB, and/or EEB charges, the number of Units credited to your Contract will be reduced. Your Units are also reduced when we deduct the Annual Administrative Charge.
Unit Values. Unit values are determined at the end of each Business Day for each of the Subaccounts. The Unit value for a Subaccount for any Business Day is equal to:

•	The Unit value for the preceding valuation period, multiplied by

•	The net investment factor for that Subaccount for that valuation period (a valuation period is each Business Day together with any preceding non-Business Days).

The net investment factor is a number that reflects certain charges under the Contract and the investment performance of the Subaccount. The net investment factor is calculated for each Subaccount as follows:

(1)	We take the net asset value of the Subaccount at the end of each Business Day;

(2)	We add to (1) the amount of any dividend or capital gains distribution declared for the Subaccount and reinvested in such Subaccount. We subtract from that amount a charge for our taxes, if any;

(3)	We divide (2) by the net asset value of the Subaccount at the end of the preceding Business Day; and

(4)	We then subtract the applicable daily charges from the Subaccount: the Base Contract Expense.

Calculations for the Subaccounts are made on a per Unit basis. Each Subaccount of Separate Account EQ has its own Unit value. The Units values may increase or decrease from day to day according to a net investment factor, which is primarily based on the investment performance of the applicable Fund in which the Subaccount invests. Shares in the Funds are valued at their net asset value.
Your Contract’s value in the Guaranteed Interest Option. Your value in the Guaranteed Interest Option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals and transfers out of the option, and charges we deduct.
Your Contract’s value in the Account for Special DCA (For Accumulator® and Accumulator® EliteSM Contracts only). Your value in the Account for Special DCA at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the Subaccounts you have selected.
Your Contract’s value in the Account for Special Money Market DCA (Accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only). Your value in the Account for Special Money Market DCA at any time will equal your contribution allocated to that option, less the sum of all amounts that have been transferred to the Subaccounts you have selected.

Effect of Your Account Value Falling to Zero
Your Account Value will fall to zero and your Contract will terminate without value if your Account Value is insufficient to pay any applicable charges when due. Your Account Value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose your GMIB, GMDB and any other guaranteed benefits, except as discussed below. If your Account Value is low, we strongly urge you to contact your financial professional or us to determine the appropriate course of action prior to your next Contract Date Anniversary. Your options may include making additional contributions, stopping withdrawals, or exercising your GMIB on your next Contract Date Anniversary.
We deduct guaranteed benefit and Annual Administrative Charges from your Account Value on your Contract Date Anniversary. If you elected the GMIB, you can only exercise the benefit during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay fees on your next Contract Date Anniversary, your Contract will terminate without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect.
See “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating your Contract.
GMIB No Lapse Guarantee. In certain circumstances, even if your Account Value falls to zero, your GMIB will still have value. Please see “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS” for information on this feature.
Termination of Your Contract
Your Contract, including any guaranteed benefits (except as noted below) you have elected, will terminate for any of the following reasons:

•	You surrender your Contract. See “Surrendering Your Contract to Receive its Cash Value” in “WITHDRAWALS” for more information;

•	You annuitize your Contract. See “Fixed Annuity Payout Options” in “ANNUITY OPTIONS” for more information;

•
Your Contract reaches its Maturity Date, which will never be later than the Contract Date Anniversary following your 95th birthday, at which time the Contract must be annuitized or paid out in a lump sum. See “Annuity Maturity Date” in “ANNUITY OPTIONS”; and

•	Your Account Value is insufficient to pay any applicable charges when due. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.

Available Investment Options
You can allocate your contributions and Account Value to one or more of the available investment options, which include:

•	Subaccounts of the Separate Account (there are restrictions depending on benefit selection);

•	The Guaranteed Interest Option; and

•
The Account for Special DCA (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) or the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

The Subaccounts. Each Subaccount invests in an underlying Fund. For additional information about the Funds see “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT.”   The Subaccounts include those associated with the Account for Special Money Market DCA, which applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only.
The Guaranteed Interest Option. The Guaranteed Interest Option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “OTHER INFORMATION.”
We credit interest daily to amounts allocated to the Guaranteed Interest Option. The minimum rate may vary depending on your Contract Date, but it will be shown on the data page for your Contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of Annual Administrative Charges and any Withdrawal Charges (if applicable).

We assign an interest rate to each amount allocated to the Guaranteed Interest Option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts allocated to the Guaranteed Interest Option.
Generally, contributions and transfers into and out of the Guaranteed Interest Option are limited. See “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” for restrictions on transfers to and from the Guaranteed Interest Option.
If you elected a guaranteed benefit that provides a 6% (or 6.5%) Roll-up, an allocation to the Guaranteed Interest Option will effectively reduce the growth rate of your guaranteed benefits because the Roll-up to Age 85 benefit base rolls up at 3% with respect to amounts allocated to the Guaranteed Interest Rate option. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”
Account for Special Dollar Cost Averaging (DCA”). (This section only applies to Accumulator® and Accumulator® EliteSM Contracts.) The Account for Special DCA is part of our general account. We pay interest at guaranteed rates in this account. We will credit interest to the amounts that you have in the Account for Special DCA every day. We set the interest rates periodically based on our discretion and according to procedures that we have. We reserve the right to change these procedures.
We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. The rate will never be less than the lifetime minimum rate for the Guaranteed Interest Option. See “Allocating Contributions Among the Available Investment Options” in “THE ANNUITY CONTRACT” for rules and restrictions that apply to the Account for Special DCA.

TRANSFERS AMONG YOUR INVESTMENT OPTIONS
At any time before the date annuity payments are to begin, you can transfer some or all of your Account Value among the investment options, subject to the following:

•
You may not transfer any amount to the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts only) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts only); and

•
For Accumulator® PlusSM, Accumulator® EliteSM and Accumulator® SelectSM Contracts, a transfer into the Guaranteed Interest Option will not be permitted if such transfer would result in more than 25% of the Account Value being allocated to the Guaranteed Interest Option, based on the Account Value as of the previous Business Day.

Some states may have additional transfer restrictions. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”
In addition, we reserve the right to restrict transfers into and among Subaccounts, including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the “Limits on Frequent or Disruptive Transfers.”
We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
The maximum amount that may be transferred from the Guaranteed Interest Option to any investment option (including amounts transferred pursuant to the Fixed-Dollar DCA and Interest Sweep DCA programs in any Contract Year is the greatest of:

•	25% of the amount you have in the Guaranteed Interest Option on the last day of the prior Contract Year;

•	The total of all amounts transferred at your request from the Guaranteed Interest Option to any of the investment options in the prior Contract Year; or

•	25% of amounts transferred or allocated to the Guaranteed Interest Option during the current Contract Year.

From time to time, we may remove the restrictions regarding transfers out of the Guaranteed Interest Option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the Guaranteed Interest Option would cause a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current Contract Year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent Contract Years.
You may request a transfer in writing (using our specific form) through the Venerable client portal. You must send in all written transfer requests on the specific form we provide directly to us. We will confirm all transfers in writing.

Dollar Cost Averaging (“DCA”)
We offer a variety of DCA programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the Subaccounts will cause you to purchase more Units if the Unit value is low and fewer Units if the Unit value is high. Therefore, you may get a lower average cost per Unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. You may not make transfers to the Guaranteed Interest Option through a DCA program. See “OTHER BENEFITS” for more information about our DCA programs.
Automatic Rebalancing
We currently offer two automatic rebalancing programs that you can use to reallocate your Account Value among your investment options. Under Option I you can rebalance your Account Value among the Subaccounts. Under Option II you can rebalance among the Subaccounts and the Guaranteed Interest Option. See “OTHER BENEFITS” for more information about our automatic rebalancing programs.
Limits on Frequent or Disruptive Transfers
The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:

•	Increased trading and transaction costs;

•	Forced and unplanned portfolio turnover;

•	Lost opportunity costs; and

•	Large asset swings that decrease the Fund’s ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on Fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:

•
We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual’s or organization’s transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and

•	Each underlying Fund may limit or restrict Fund purchases and we will implement any limitation or restriction on transfers to an underlying Fund as directed by that underlying Fund.

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.
Excessive Trading Policy. We provide multi-fund variable insurance and retirement products and have adopted an Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.
We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:

•	Meets or exceeds our current definition of Excessive Trading, as defined below; or

•	Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

•
More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a “round-trip”). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or

•	Six round-trips involving the same Fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

•	Purchases or sales of shares related to non-Fund transfers (for example, new contributions, withdrawals and loans, if available);

•	Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;

•	Purchases and sales of Fund shares in the amount of $5,000 or less;

•	Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and

•	Transactions initiated by us or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (“VRU”), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same Fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the Fund whose shares were involved in the trading activity.
If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those which involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.
Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.
We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.
Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.
We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners and Fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Fund.
Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying Fund available through the variable insurance and retirement products offered by us, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.
Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract. Contract Owner trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy. Under these agreements, we are required to share information regarding Contract Owner transactions, including but not limited to information regarding Fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.
As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner’s transactions if the Fund determines that the Contract Owner has violated the Fund’s excessive/frequent trading policy. This could include the Fund directing us to reject any allocations of premium or Contract value to the Fund or all Funds within the Fund family.
Calculating Your Roll-up Benefit Base Following a Transfer
A lower 3% Roll-up rate applies with respect to the Subaccount that invests in EQ/Money Market Portfolio (except amounts allocated to the Account for Special Money Market DCA, if available), the Guaranteed Interest Option and the loan reserve account under Rollover 403(b) Contracts (the “Lower Roll-up Rate Options”) for the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit AND for the corresponding GMIB. The applicable higher Roll-up rate applies with respect to all other investment options, including all other Subaccounts and amounts in the Account for Special DCA (if available) (the “Higher Roll-up Rate Options”). The Roll-up rates that apply to you may vary in some states. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.” If you choose to invest in the Lower Roll-up Rate Options, you will still be subject to the same charge for the benefit that you would be subject to if you invested exclusively in the Higher Roll-up Rate Options despite receiving a lower Roll-up rate for your investment in the Lower Roll-up Rate Options.
Your Roll-up Benefit Base is comprised of two segments, representing that portion of your benefit base, if any, that rolls up at the higher Roll-up rate and the other portion that is rolling up at the lower Roll-up rate of 3%. If you transfer Account Value from a Higher Roll-up Rate Option to a Lower Roll-up Rate Option, all or a portion of your benefit base will transfer from the higher Roll-up rate benefit base segment to the lower Roll-up rate benefit base segment. Similarly, if you transfer Account Value from a Lower Roll-up Rate Option to a Higher Roll-up Rate Option, all or a portion of your benefit base will transfer from the lower Roll-up rate benefit base segment to the higher Roll-up rate benefit base segment. To determine how much to transfer from one Roll-up Benefit Base segment to the other Roll-up Benefit Base segment, we use a pro rata calculation.
This means that we calculate the percentage of current Account Value in a Higher Roll-up Rate Option that is being transferred to a Lower Roll-up Rate Option (or vice versa) and transfer the same percentage of the Roll-up Benefit Base from one segment to the other segment. The effect of a transfer on your benefit base will vary depending on your particular circumstances, but it is important to note that the dollar amount of the transfer between your Roll-up Benefit Base segments is generally not the same as the dollar amount of the Account Value transferred. See “Greater of 6.5 (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in “DEATH BENEFITS” for more information.

For example:

•
If your Account Value is $30,000 and has always been invested in a Higher Roll-up Rate Option, and your benefit base is $40,000 and is all rolling up at the applicable higher Roll-up rate, and you transfer 50% of your Account Value ($15,000) to the EQ/Money Market Subaccount (a Lower Roll-up Rate Option), then we will transfer 50% of your benefit base ($20,000) from the higher Roll-up rate benefit base segment to the lower Roll-up rate benefit base segment. Therefore, immediately after the transfer $20,000 will roll-up at the applicable higher Roll-up rate and $20,000 will roll-up at 3%. In this example, the amount of your benefit base rolling up at 3% is more than the dollar amount of your transfer to the Lower Roll-up Rate Option; and

•
If your Account Value is $40,000 and has always been invested in a Lower Roll-up Rate Option, and your benefit base is $30,000 and is all rolling up at 3%, and you transfer 50% of your Account Value ($20,000) to a Higher Roll-up Rate Option, then we will transfer 50% of your benefit base ($15,000) from the 3% Roll-up rate benefit base segment to the applicable higher Roll-up rate benefit base segment. Therefore, immediately after the transfer $15,000 will roll-up at the applicable higher Roll-up rate and $15,000 will roll-up at 3%. In this example, the amount of your benefit base rolling up at the higher Roll-up rate is less than the dollar amount of your transfer to the Higher Roll-up Rate Option.

If you request withdrawals using our Dollar-for-Dollar Withdrawal Service and indicate you want to preserve your Roll-up Benefit Base, the service will automatically account for any differing Roll-up rates among your investment options. See “Dollar-for-Dollar Withdrawal Service” in “OTHER BENEFITS.” Whether you request withdrawals through our Dollar-for-Dollar Withdrawal Service or without using that service, you should consider the impact of any withdrawals on your benefit bases. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

WITHDRAWALS
You have several ways to withdraw your Account Value before annuity payments begin. The table below shows the methods available under each type of Contract. More information follows the table.
All withdrawals reduce your Account Value on a dollar for dollar basis and may be subject to Withdrawal Charges and have tax consequences, including possible tax penalties. The impact of withdrawals on your guaranteed benefits is described in “‘How Withdrawals Affect Your GMIB and GMDB’’ in  “WITHDRAWALS.” Withdrawals can potentially cause your Contract to terminate, as described in “Effect of Your Account Value Falling to Zero’’ in “THE ANNUITY CONTRACT” section of this Prospectus.
Method of Withdrawal

Contract Type	Partial	Systematic	Pre-age 59½ Substantially Equal	Lifetime Required Minimum Distribution
Nonqualified	Yes	Yes	No	No
Rollover IRA	Yes	Yes	Yes	Yes
Flexible Premium IRA	Yes	Yes	Yes	Yes
Roth Conversion IRA	Yes	Yes	Yes	No
Flexible Premium Roth IRA	Yes	Yes	Yes	No
Inherited IRA	Yes	No	No	*
Qualified**	Yes	No	No	No
Rollover 403(b)***	Yes	Yes	No	Yes
*	The Contract pays out post-death required minimum distributions. See “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.”
**	All payments are made to the plan trust as the Owner of the Contract.
***	Employer or plan approval required for all transactions. Your ability to take withdrawals or loans from, or surrender your 403(b) Contract may be limited.
All requests for withdrawals must be made on a specific form that we provide.

Partial Withdrawals (All Contracts)
You may take partial withdrawals from your Account Value at any time. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.) The minimum amount you may withdraw is $300.
For all Contracts except Accumulator® SelectSM, partial withdrawals may be subject to a Withdrawal Charge if they exceed the 10% free withdrawal amount and also, in general, for amounts exceeding the applicable percentage of the GMIB Roll-up Benefit Base at the beginning of the Contract Year for Contracts with the GMIB. For more information about when Withdrawal Charges may be waived or not apply, see “10% Free Withdrawal Amount”, “Certain Withdrawals”, and “Disability, Terminal Illness, or Confinement to a Nursing Home” in “CHARGES AND FEES.” Under Rollover 403(b) Contracts, if a loan is outstanding, you may only take partial withdrawals as long as the Cash Value remaining after any withdrawal equals at least 10% of the outstanding loan plus accrued interest.
Automatic Withdrawal Programs
You may take automatic withdrawals under various automatic withdrawal programs we offer.

•	Systematic Withdrawals: Withdrawals of a specified dollar amount or percentage of your Account Value on a monthly, quarterly or annual basis.

•
Substantially Equal Withdrawals (before age 59½): Distributions of your Account Value calculated using one of the IRS-approved methods to avoid triggering the 10% additional federal income tax that would normally apply to distributions made before age 59½ under federal income tax rules.

•	Lifetime Required Minimum Distribution Withdrawals: Distributions of your Account Value calculated to help you meet lifetime required minimum distributions under federal income tax rules.

•
Dollar-for-Dollar Withdrawal Service: You may elect to have withdrawals from your Account Value calculated to preserve the benefit base of your guaranteed benefits by either (i) preserving the Roll-up Benefit Base or (ii) avoiding a pro-rata reduction of the guaranteed benefit base.

See “OTHER BENEFITS” for more information about the automatic withdrawal programs available under the Contracts.
How Withdrawals are Taken from Your Account Value
Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your Account Value in the Subaccounts and the Guaranteed Interest Option. If there is insufficient value or no value in the Subaccounts and the Guaranteed Interest Option, any additional amount required to cover the full amount of the withdrawal will be withdrawn from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).
You may choose to have your systematic withdrawals or your substantially equal withdrawals taken from specific Subaccounts and/or the Guaranteed Interest Option. If you choose specific Subaccounts and/or the Guaranteed Interest Option, and the value in those selected option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all investment options on the Business Day after the withdrawal was scheduled to occur. All subsequent scheduled payments or withdrawals will be processed on a pro rata basis on the Business Day you initially elected.
How Withdrawals Affect Your GMIB and GMDB
In general, withdrawals (including RMDs) will reduce your GMIB and/or GMDB benefit base on a pro rata basis, unless such withdrawals do not exceed the applicable Roll-up percentage of a Roll-up Benefit Base in a Contract Year (as described below). The Annual Ratchet to Age 85 benefit base will always be reduced on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Account Value that is being withdrawn and we reduce your current benefit base by the same percentage. For example, if your Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If your benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X.40) and your new benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Account Value is greater than your benefit base, a withdrawal will result in a reduction of your benefit base that will be less than the withdrawal. For example, if your Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If your benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 x.40) and your new benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).
For purposes of calculating the adjustment to your guaranteed benefits, the amount of the withdrawal will include the amount of any applicable Withdrawal Charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable Withdrawal Charge deducted from your Account Value. For more information on the calculation of the charge, see “Withdrawal Charge” in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.
With respect to the GMIB and the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, withdrawals (including any applicable Withdrawal Charges) will reduce each of these benefits’ benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the Roll-up Benefit Base on the Contract Date or the most recent Contract Date Anniversary, if later. For this purpose, in the first Contract Year, all contributions received in the first 90 days after the Contract Date will be considered to have been received on the first day of the Contract Year. In subsequent Contract Years, additional contributions made during a Contract Year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar basis in that Contract Year. Once a withdrawal is taken that causes the sum of withdrawals in a Contract Year to exceed the applicable Roll-up rate percentage of the benefit base on the most recent anniversary, that entire withdrawal (including RMDs) and any subsequent withdrawals in that same Contract Year will reduce the benefit base pro rata. Withdrawals always reduce the Annual Ratchet to Age 85 enhanced death benefit on a pro rata basis. Reduction on a dollar-for-dollar basis means that your GMIB Roll-up Benefit Base will be reduced by the dollar amount of the withdrawal for each guaranteed benefit.
If you elected a guaranteed benefit that provides a 6% (or greater) Roll-up, all or a portion of your Roll-up to Age 85 benefit base may be rolling up at 3% if all or a portion of your Account Value is currently allocated to one or more investment options to which a 3% Roll-up rate applies. For more information about those investment options and the impact of transfer among investment options on your Roll-up to Age 85 benefit base, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”
Preserving Your Roll-up Benefit Base. If you are interested in withdrawals that preserve the Roll-up to Age 85 benefit base as of the last Contract Date Anniversary or the withdrawal transaction date, or withdrawals that are equal to the full amount of the available dollar-for-dollar withdrawal, you should use our Dollar-for-Dollar Withdrawal Service. See “Dollar-for-Dollar Withdrawal Service” in “OTHER BENEFITS.” The service adjusts for various factors in the calculation of a withdrawal, including the fact that the Roll-up rate is applied on a daily basis (which means that if a withdrawal is taken on any day prior to the last day of the Contract Year, the Roll-up rate will be applied going forward from the day of the withdrawal to a reduced benefit base) and the fact that the 3% Roll-up rate may apply to all or a portion of the benefit base. If you do not use the Dollar-for-Dollar Withdrawal Service, you may reduce your benefits more than you intend.
Withdrawals after Age 85. If you are over age 85, your enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit. As a result, if you have a GMDB based on a Roll-up to Age 85 benefit base:

•	You can no longer take withdrawals and preserve the benefit base;

•	You should stop taking withdrawals if you wish to maintain the value of the benefit;

•
If you want to continue taking withdrawals, you can ensure that those withdrawals will reduce your benefit base on a dollar-for-dollar basis rather than pro rata basis by enrolling in the full dollar-for-dollar withdrawal service. Please note, however, that even dollar-for-dollar withdrawals can significantly reduce your Roll-up Benefit Base. See “Dollar-for-Dollar Withdrawal Service” in “OTHER BENEFITS”; and

•
The maximum amount you are able to withdraw each year without triggering a pro rata reduction in your benefit base will decrease. If you do not enroll in the full dollar-for-dollar withdrawal service and want to ensure that your withdrawals reduce your benefit base on a dollar-for-dollar basis, you should make sure that the sum of your withdrawals in a Contract Year is equal to or less than the value of the applicable Roll-up rate times your benefit base on your most recent Contract Date Anniversary.

If you have the Annual Ratchet to Age 85 death benefit, the Annual Ratchet to Age 85 benefit base is always reduced pro rata by withdrawals, regardless of your age. However, like the Roll-up Benefit Base, the Annual Ratchet to Age 85 benefit base will no longer be eligible to increase. It will be permanently reduced by all withdrawals.
Low Account Value. Due to withdrawals and/or poor market performance, your Account Value could become insufficient to pay any applicable charges when due. This will cause your Contract to terminate and could cause you to lose your GMIB and any other guaranteed benefits. Please see “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.
Withdrawals Treated as Surrenders. If you request to withdraw more than 90% of your Contract’s current Cash Value and the remaining amount would be less than $2,500, we may treat it as a request to surrender the Contract for its Cash Value unless the GMIB no lapse guarantee is in effect. See “Surrendering Your Contract to Receive Its Cash Value” below and “GMIB ‘No Lapse Guarantee.’” under  “OPTIONAL LIVING BENEFITS.” For the tax consequences of withdrawals, see “FEDERAL TAX CONSIDERATIONS.”
Surrendering Your Contract to Receive Its Cash Value
You may surrender your Contract to receive its Cash Value at any time while an Owner is living (or for Contracts with non-natural Owners, while the Annuitant is living) and before you begin to receive annuity payments. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.) For a surrender to be effective, we must receive your written request and your Contract. We will determine your Cash Value on the date we receive the required information.
You may receive your Cash Value in a single sum payment or apply it to one or more of the annuity payout options. See “Fixed Annuity Payout Options” below. For the tax consequences of surrenders, see “FEDERAL TAX CONSIDERATIONS.”
When to expect payments. Generally, we will fulfill requests for payments out of the Subaccounts within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any Withdrawal Charge, if applicable) and, upon surrender, payment of the Cash Value. We may postpone such payments or applying proceeds for any period during which:

•	The New York Stock Exchange is closed or restricts trading;

•	The SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a Subaccount’s assets is not reasonably practicable; or

•	The SEC, by order, permits us to defer payment to protect people remaining in the Subaccounts.

We can defer payment of any portion of your value in the Guaranteed Interest Option and the Account for Special DCA (other than for death benefits) for up to six months while you are living. Please note that the Account for Special DCA is available to Accumulator® and Accumulator® EliteSM Contract Owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.
All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery at your expense.
Signature guarantee
As a protection against fraud, we may require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	Any disbursement requested within 30 days of an address change;

•
Any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; or

•	Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this Prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

ANNUITY OPTIONS
The following description assumes annuitization of your entire Contract. For partial annuitization, see “Partial Annuitization” below.
Deferred annuity contracts provide for conversion to annuity payout status at or before the Contract’s “Maturity Date.” This is called “annuitization” and the date that the Contract is annuitized is called the “annuity starting date.” You must annuitize by your annuity Maturity Date, as discussed later in this section. When your Contract is annuitized, your Contract and all its benefits, including any enhanced death benefit and any other guaranteed benefits, will terminate. Your Contract will be converted to a supplemental annuity payout contract (“annuity payout option”) that provides periodic payments as described in this section. In general, the periodic payment amount is determined by the Account Value or Cash Value of your Contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms, provided that your Account Value is greater than zero on the exercise date. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout option is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.
Your Contract guarantees that upon annuitization, your Account Value will be applied to a guaranteed annuity purchase factor for a fixed annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth Contract Date Anniversary and at not less than five year intervals after the first change. (Please see your Contract and SAI for more information.) In addition, you may apply your Account Value or Cash Value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We currently offer you several choices of annuity payout options. We may offer other annuity payout options not outlined here. Your financial professional can provide details. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for variations that may apply in your state.
You can choose from among the fixed annuity payout options listed below. Restrictions may apply, depending on the type of Contract you own or the Owner’s and Annuitant’s ages at Contract issue. Other than Life Annuity with Period Certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of annuity payout options are those that are available under the GMIB (see “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS”).
Fixed Annuity Payout Options
The following fixed annuity payout options are currently available:

•	Life Only Annuity

•	Life Annuity with Period Certain

•	Life Annuity with Refund Certain

Life Only Annuity. An annuity payout option that guarantees payments for the rest of the Annuitant’s life. Payments end with the last monthly payment before the Annuitant’s death. Because there is no continuation of benefits following the Annuitant’s death with this annuity payout option, it provides the highest monthly payment of any of the three listed annuity payout options, so long as the Annuitant is living. It is possible that the Life Only Annuity option could result in only one payment if the Annuitant dies immediately after the first payment.
Life Annuity with Period Certain: An annuity payout option that guarantees payments for the rest of the Annuitant’s life. If the Annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the Annuitant’s life expectancy. A Life Annuity with Period Certain is the form of annuity under the Contract that you will receive if you do not elect a different annuity payout option. In this case, the period certain will be based on the Annuitant’s age and will not exceed 10 years.

Life Annuity with Refund Certain: An annuity payout option that guarantees payments for the rest of the Annuitant’s life. If the Annuitant dies before the sum of payments equals the original Account Value applied to this option, the balance of such value will be paid to the beneficiary.
The Life Only Annuity, Life Annuity with Period Certain, and Life Annuity with Refund Certain annuity payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the Annuitant’s life, and after the Annuitant’s death, payments continue to the survivor. We may offer other annuity payout options, including non-life contingent annuity payout options, not outlined here. Your financial professional can provide you with details.
We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your Contract or on our then current annuity purchase factors, whichever is more favorable for you.
Partial Annuitization
Partial annuitization of a Nonqualified deferred annuity Contract’s Cash Value is permitted.
You may choose from the annuity payout options described above. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for the GMIB under a Contract. For purposes of this Contract we will affect any partial annuitization as a withdrawal applied to a annuity payout option. See “How Withdrawals are Taken from Your Account Value” and also the discussion of “Partial Annuitization” in  “FEDERAL TAX CONSIDERATIONS” for more information.
The Amount Applied to an Annuity Payout Option.
The amount applied to an annuity payout option varies depending on the annuity payout option that you choose and the timing of your purchase as it relates to any Withdrawal Charges that may apply under your Contract. Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.
We use the Account Value if you select a Life Only Annuity, Life Annuity with Period Certain or Life Annuity with Refund Certain. If we are offering non-life contingent annuity payout options, we use the Cash Value if you select one of these annuity payout options as any applicable Withdrawal Charge will apply.
Selecting an Annuity Payout Option
When you select an annuity payout option, we will issue you a separate supplemental contract confirming your right to receive annuity payments. We may require you to return your Contract before annuity payments begin. The Contract Owner and Annuitant must meet the issue age and payment requirements.
You can choose the date annuity payments begin but it may not be earlier than thirteen months from your Contract Date (for Accumulator®, Accumulator® EliteSM, or Accumulator® SelectSM Contracts) or not earlier than five years from your Contract Date (for Accumulator® PlusSM Contracts; in a limited number of jurisdictions this requirement may be more or less than five years). Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity Maturity Date described below.
For Accumulator® PlusSM Contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years to the extent permitted under the Order the Company received from the SEC that allows for recapture of the Credit. Please see  “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations.
The amount of the annuity payments will depend on the amount applied to the annuity payout option and the applicable annuity purchase factors, discussed above. The amount of each annuity payment will be less with a greater frequency of payments or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.
If, at the time you elect a annuity payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the Account Value in a single sum rather than as payments under the annuity payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your Contract is annuitized.
Annuity Maturity Date
Your Contract has a Maturity Date by which you must either take a lump sum payment or select an annuity payout option. The Maturity Date is based on the age of the original Annuitant at Contract issue and cannot be changed other than in conformance with applicable law even if you name a new Annuitant. For Contracts with joint Annuitants, the maturity age is based on the older Annuitant. The Maturity Date is generally the Contract Date Anniversary that follows the Annuitant’s 95th birthday. We will send a notice with the Contract statement prior to the Maturity Date. If you do not respond to the notice within the 30 days following the Maturity Date, your Contract will be annuitized automatically under a Life Annuity with Period Certain annuity payout option. The period certain over which payments will be made may vary by age. Please note that the aggregate payments you would receive from this form of annuity payout option during the period certain may be less than the lump sum payment you would receive by surrendering your Contract immediately prior to annuitization.
On the annuity Maturity Date, any GMDB and any other guaranteed benefits will terminate, and will not be carried over to your annuity payout contract.

BENEFITS AVAILABLE UNDER THE CONTRACTS
The following tables summarize important information about the benefits available under the Contract.
Death Benefits
The following death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Standard Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals.	Standard	No Additional Charge
  Benefit differs based on the Owner’s age on the Contract Date.
  Benefit terminates if the Owner received and accepted an offer to terminate an optional guaranteed death or income benefit.
  Withdrawals could significantly reduce or terminate benefit.

Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) total contributions adjusted for withdrawals (including any associated Withdrawal Charges); and (ii) the highest Account Value on any Contract Date Anniversary up to the Contract Date Anniversary following the Owner’s 85th birthday (plus any subsequent contributions).
		Optional	0.25% of the benefit base
  Not available for new elections
  Age restrictions applied.
  Withdrawals could significantly reduce or terminate benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit base except to the extent the benefit base reflects increases in Account Value.

Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.95% of the benefit base	0.80% of the benefit base
  Not available for new elections.
  Age restrictions applied.
  Withdrawals could significantly reduce or terminate benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit base except to the extent the benefit base reflects increases in Account Value.

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.80% of the benefit base	0.65% of the benefit base
  Not available for new elections.
  Age restrictions applied.
  Withdrawals could significantly reduce or terminate benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit bases except to extent the benefit base reflects increases in Account Value.

Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.65% of the benefit base
  Not available for new elections.
  Age restrictions applied.
  Not available for QP, Flexible Premium IRA and Inherited IRA Contracts.
  Withdrawals could significantly reduce or terminate benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit base except to the extent the benefit base reflects increases in Account Value.

Earnings Enhancement Benefit	Provides and additional death benefit equal to a percentage of the greater of (i) the Account Value less total net contributions; and (ii) the applicable death benefit less total net contributions.	Optional	0.35% of Account Value		Not available for new elections. Benefit differs based on the Owner’s age on the Contract Date. Withdrawals could significantly reduce or terminate benefit.
Return of Account Value	Provides a death benefit equal to your Account Value.	Optional	No Additional Charge
  Available only to Owners who received and accepted an offer to terminate an optional guaranteed death or income benefit
  If an offer is accepted, all other death benefits terminate, including the Standard Death Benefit.

Living Benefits
The following living benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Guaranteed Minimum Income Benefit (”GMIB”) with 6.5% Roll-up	Guarantees a minimum amount of fixed income under a life annuity fixed payout option or a life with a period certain annuity payout option.	Optional	1.10% of the benefit base	0.80% of the benefit base
  Not available for new elections
  Age restrictions applied.
  Withdrawals could significantly reduce or terminate the benefit.
  Investment restrictions apply if elected without the Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit base except to the extent the benefit base reflects increases in Account Value.

Guaranteed Minimum Income Benefit (”GMIB”) with 6% Roll-up	Guarantees a minimum amount of fixed income under a life annuity fixed payout option or a life with a period certain annuity payout option.	Optional	0.95% of the benefit base	0.65% of the benefit base
  Not available for new elections
  Age restrictions applied.
  Withdrawals could significantly reduce or terminate the benefit.
  Investment restrictions apply if elected without the Greater of 6.5, 6%, or 3% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit.
  Credits under Accumulator® PlusSM Contracts are excluded from the calculation of the benefit base except to the extent the benefit base reflects increases in Account Value.

Other Benefits
These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Dollar Cost Averaging (General DCA, Account for Special DCA, Account for Special Money Market DCA, Fixed-Dollar DCA, and Interest Sweep DCA)	Allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select.	Standard	No Charge		Not generally available with Rebalancing. Some DCA programs are restricted to certain Contract classes.
Automatic Rebalancing (Option 1 allows rebalancing among the Subaccounts; Option 2 allows rebalancing among the Subaccounts and the Guaranteed Interest Option)	Allows you to periodically reallocate your Account Value among your investment options to maintain your desired investment mix.	Standard	No Charge		Not generally available with DCA. Subject to restrictions on investment options.
Automatic Withdrawals (Systematic Withdrawals, Substantially Equal Withdrawals, Lifetime Required Minimum Distribution Withdrawals, and Dollar for Dollar Withdrawals)	Allows you to take withdrawals of a specific amount on a monthly, quarterly, semi-annual or annual basis.	Standard	No Charge
  Withdrawal Charges and income taxes, including a 10% additional tax before age 59½, may apply to amounts withdrawn.
  Some automatic withdrawal programs are restricted to certain types of Qualified Contracts.
  Automatic withdrawals may not be available with other optional benefits.

Loans	Allows you to take a loan from your Account Value.	Standard	2.00% of the loan reserve account*		Only available under Rollover 403(b) Contracts with employer or plan approval Not available with automatic RMD service Subject to minimum and maximum restrictions
*	The interest charge is the difference between the rate of interest we charge you for a loan and the rate of interest we credit the amount in your loan reserve account. In no event will the net loan interest charge exceed 2.00%.
See “APPENDIX C – HYPOTHETICAL ILLUSTRATIONS” for examples that illustrate the changes in Account Value, Cash Value, and the values of the optional benefits for each Contract class.

DEATH BENEFITS
Death Benefit Options
The Contract has a Standard Death Benefit and the following optional enhanced death benefits that were available for election when you applied for the EFLIC Contract:

•	Annual Ratchet to Age 85 Death Benefit;

•	Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Death Benefit;

•	Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit; and

•	Earnings Enhancement Benefit

If you did not elect one of the optional enhanced death benefits at the time of application for the EFLIC Contract, your Contract was issued with a death benefit equal to the greater of your Account Value or the Standard Death Benefit, each determined as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment.
If you received and accepted an offer to terminate a guaranteed benefit, your previous death benefit was replaced with the Return of Account Value death benefit. Not all death benefit options were available at all Contract Date ages or with all of the living benefit riders. Additionally, not all death benefit options were available in every state. Your death benefit under the Contract is the same as your death benefit under the EFLIC Contract. The death benefit option applicable to your Contract cannot be changed. See your Contract for the death benefit option applicable to you.
Standard Death Benefit.
There is no additional charge for this death benefit. The Standard Death Benefit equals:

•	Your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract).

For Owners (or older joint Owners, if applicable) ages 76 through 85 on the Contract Date (ages 76 through 80 for Accumulator® PlusSM Contracts) the Standard Death Benefit is the only death benefit available and it is equal to your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract).
If you elected one of the enhanced death benefits, the death benefit is equal to the greater of:

•	Your Account Value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment; and

•
Your elected enhanced death benefit on the date of the Owner’s (or older joint Owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated Withdrawal Charges, if applicable under your Contract).

In contrast, the benefit base of the Standard Death Benefit is equal to your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract). See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
Annual Ratchet to Age 85 Death Benefit (“Annual Ratchet DB”).
This enhanced death benefit  has an additional charge, which is a percentage of the benefit base. The benefit base is equal to the amount of the Annual Ratchet DB, calculated as described below. Although the amount of this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Enhanced Death Benefit Charges” in “CHARGES AND FEES” for more information.
The Annual Ratchet DB is equal to the greater of:

•	Your total contributions; and

•
Your highest Account Value on any Contract Date Anniversary up to the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet).

At any time after a withdrawal, your Annual Ratchet DB is equal to the greater of:

•
Your enhanced death benefit immediately following the most recent withdrawal (which will reflect the deduction of the withdrawal and by any associated Withdrawal Charges, if applicable under your Contract) plus any additional contributions made after the date of such withdrawal; and

•
Your highest Account Value on any Contract Date Anniversary after the date of the most recent withdrawal, up to the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

Your Annual Ratchet DB is no longer eligible to increase after the Contract Date Anniversary following your 85th (or older joint Owner’s, if applicable) birthday. However, any associated enhanced death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the Contract Owner subsequently dies while the Contract is still in effect, we will pay a death benefit equal to the greater of the Account Value and the Annual Ratchet DB amount. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
For Contracts with non-natural Owners, the last Contract Date Anniversary an increase could occur is based on the Annuitant’s age.
Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit.
This enhanced death benefit has an additional charge, which is a percentage of the benefit base. The benefit base is equal to the amount of the Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or Annual Ratchet to Age 85 Enhanced Death Benefit, calculated as described below. Although the amount of this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “Enhanced Death Benefit Charges” in “CHARGES AND FEES” for more information.
The Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit is equal to the greater of:

•	The Annual Ratchet DB described above, and

•	The 6.5% (or 6% or 3%) Roll-up to Age 85 Death Benefit (the “GMDB Roll-up Benefit Base”), which is equal to:

○	Your total contributions; plus

○	A daily roll-up at an effective annual rate described below; less

○	A deduction that reflects any withdrawals you make (including any applicable Withdrawal Charges).

The effective annual Roll-up rate for the Roll-up Benefit Base under this enhanced death benefit option is:

•
6.5% (or 6%) with respect to the Subaccounts (including amounts allocated to the Account for Special Money Market DCA under Accumulator® PlusSM and Accumulator® SelectSM Contracts but excluding all other amounts allocated to the EQ/Money Market Subaccount), and the Account for Special DCA (under Accumulator® and Accumulator® EliteSM Contracts only). We refer to these as the “Higher Roll-up Rate Options;”; and

•
3% with respect to the EQ/Money Market Subaccount, the Guaranteed Interest Option, and the loan reserve account under Rollover 403(b) Contracts (if applicable). We refer to these as the “Lower Roll-up Rate Options.” If you elected a guaranteed benefit that provides a 6% (or greater) roll-up, an allocation to any investment option that rolls up at 3% will effectively reduce the growth rate of your benefit base. For more information, see “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”

The effective annual Roll-up rate for the Roll-up Benefit Base under the 3% Roll-up to Age 85 Death Benefit is 3% for all investment options.
Certain Contracts may have a different effective annual Roll-up rate, based on when you purchased your Contract and the state in which you purchased your Contract. See “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

The Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit stops rolling up on the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday. For Contracts with non-natural Owners, the Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit stops rolling up on the Contract Date Anniversary following the Annuitant’s 85th birthday. However, even after the Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit stops rolling up, any associated GMDB will remain in effect, and we will continue to deduct the charge for the enhanced death benefit. If the Contract Owner subsequently dies while the Contract is still in effect, we will pay a death benefit equal to the greater of the Account Value and the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit amount.
Please see “Calculating Your Roll-up Benefit Amount Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” for more information about how we calculate the roll-up when you transfer Account Values between investment options with a higher Roll-up rate and investment options with a lower Roll-up rate. See also “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
Information Applicable to the GMDBs
If you elected one of the enhanced death benefit options described above and change ownership of the Contract, generally the enhanced death benefit automatically terminates, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the Standard Death Benefit. See “Transfers of Ownership and Collateral Assignments” in “OTHER INFORMATION” for more information.
If your Contract terminates for any reason, your GMDB will also terminate. See “Termination of Your Contract” in “THE ANNUITY CONTRACT” for information about the circumstances under which your Contract will terminate.
For Accumulator® PlusSM Contracts, if the Owner (or older joint Owner, if applicable) dies during the one-year period following our receipt of a contribution, the Account Value used to calculate the applicable GMDB will not reflect any Credits applied in the one-year period prior to death. For joint life Contracts, we will only recover the Credit if the second Owner dies within the one-year period following a contribution.
For a description of how withdrawals affect the GMDBs, see “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.” The amount of any Withdrawal Charge is described under “Withdrawal Charge” in “CHARGES AND FEES.”
If you are using your Accumulator® or Accumulator® EliteSM Contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your enhanced death benefit. See “Owner and Annuitant Requirements” in “THE ANNUITY CONTRACT.”
See APPENDIX B - “ENHANCED DEATH BENEFIT EXAMPLES” for an example of how we calculate an enhanced death benefit.
Roll-up Benefit Base Reset
You will be eligible to reset your GMIB Roll-up Benefit Base (the benefit base computed the same as the GMDB Roll-up Benefit Base) on each Contract Date Anniversary until the Contract Date Anniversary following age 75. The GMIB Roll-up Benefit Base/GMDB Roll-up Benefit Base is calculated as described in “Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in “DEATH BENEFITS.” The reset amount will equal the Account Value as of the Contract Date Anniversary on which you reset your Roll-up Benefit Base. The Roll-up continues to age 85 on any reset benefit base.
If you elect the GMIB without the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, you may reset its Roll-up Benefit Base on each Contract Date Anniversary until the Contract Date Anniversary following age 75 AND your investment option choices will be limited to the Guaranteed Interest Option, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM contracts) and the permitted investment options (see Appendix A – Funds Available Under the Contract). The reset amount will equal the Account Value as of the Contract Date Anniversary on which you reset your Roll-up Benefit Base. The Roll-up continues to age 85 on any reset benefit base.

If you elected both the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit AND the GMIB, you are eligible to reset the Roll-up Benefit Base for these guaranteed benefits to equal the Account Value on any Contract Date Anniversary until the Contract Date Anniversary following age 75, and your investment options will not be restricted. If you elected both options, when you request a reset, both Roll-up Benefit Bases are reset simultaneously. You cannot elect a Roll-up benefit base reset for one benefit and not the other: each option must include the same Roll-up Benefit Base. After the Contract Date Anniversary following your 75th birthday, the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and its associated charge will remain in effect even though the Roll-up Benefit Base will no longer be eligible for resets.
We will notify you, generally in your annual account statement that we issue each year following your Contract Date Anniversary, if the Roll-up benefit is eligible to be reset. If eligible, you will have 30 days from your Contract Date Anniversary to request a reset.
At any time, you may choose one of the following three available reset methods:

•	One-time reset option — resets your Roll-up Benefit Base on a single Contract Date Anniversary;

•	Automatic annual reset program — automatically resets your Roll-up Benefit Base on each Contract Date Anniversary you are eligible for a reset; and

•	Automatic customized reset program — automatically resets your Roll-up Benefit Base on each Contract Date Anniversary, if eligible, for the period you designate.

If your request to reset your Roll-up Benefit Base is received by us in Good Order more than 30 days after your Contract Date Anniversary, your Roll-up Benefit Base will reset on the next Contract Date Anniversary if you are eligible for a reset.
One-time reset requests will be processed as follows:

•
If your request is received within 30 days following your Contract Date Anniversary, your Roll-up Benefit Base will be reset, if eligible, as of that Contract Date Anniversary. If your Roll-up Benefit Base was not eligible for a reset on that Contract Date Anniversary, your one-time reset request will be terminated; and

•
If your request is received outside the 30 day period following your Contract Date Anniversary, your Roll-up Benefit Base will be reset, if eligible, on the next Contract Date Anniversary. If your Roll-up Benefit Base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your Roll-up Benefit Base.
If you wish to cancel your elected reset program, your request must be received by us in Good Order at least one Business Day prior to your Contract Date Anniversary to terminate your reset program for such Contract Date Anniversary. Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see “How to reach us.”
Each time you reset the Roll-up Benefit Base, your Roll-up Benefit Base will not be eligible for another reset until the next Contract Date Anniversary. If after your death your spouse continues the Contract, the Roll-up Benefit Base will be eligible to be reset on each Contract Date Anniversary as described above based on the new Contract Owner’s age. The last age at which the Roll-up Benefit Base is eligible to be reset is the Contract Date Anniversary following Owner’s (or older joint Owner’s, if applicable) age 75. For Contracts with non-natural Owners, reset eligibility is based on the Annuitant’s age.
If you elect to reset your Roll-up Benefit Base on any Contract Date Anniversary, the charge for both the GMIB and the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit are increased to the maximum charge permitted under the Contract. The charge were not increased for resets prior to April 1, 2013 under the EFLIC Contract. There is no charge increase for the Annual Ratchet to Age 85 enhanced death benefit. See both “Enhanced Death Benefit Charges” and “GMIB Charge” in “CHARGES AND FEES” for more information.
The Roll-up Benefit Base for both the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and the GMIB are reset simultaneously when you request a Roll-up Benefit Base reset. You cannot elect a Roll-up Benefit Base reset for one benefit and not the other.

GMIB Roll-up Benefit Base Reset. It is important to note that once you have reset your Roll-up Benefit Base, a new waiting period to exercise the GMIB will apply from the date of the reset; you may not exercise until the tenth Contract Date Anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but not later than the Contract Date Anniversary following age 85. See the “Exercise Rules” subsection under “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS” for more information about the waiting period. Please note that in almost all cases, resetting your Roll-up Benefit Base will lengthen the exercise waiting period. Also, even if there was no additional charge when you reset your Roll-up Benefit Base, the total dollar amount charged on future Contract Date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit than would have been otherwise applied. See  “CHARGES AND FEES.”
If you are a traditional IRA, 403(b) or Qualified Contract Owner, before you reset your Roll-up Benefit Base, please consider the effect of the 10-year exercise waiting period on your requirement to take lifetime required minimum distributions with respect to the Contract. If you must begin taking lifetime required minimum distributions during the 10-year waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the Contract from another permissible Contract or funding vehicle. If you withdraw the lifetime required minimum distribution from the Contract, and the required minimum distribution is more than the applicable Roll-up rate percentage of the reset benefit base, the withdrawal would cause a pro rata reduction in the benefit base. Alternatively, resetting the benefit to a larger amount would make it less likely that the required minimum distributions would exceed the threshold. See “Lifetime Required Minimum Distribution Withdrawals” and “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”” Also, see “Lifetime Required Minimum Distributions” and “Required Minimum Distributions upon Death” in “FEDERAL TAX CONSIDERATIONS.”
Earnings Enhancement Benefit (“EEB”)
Subject to state and Contract availability (see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for state availability of these benefits), you may have elected the EEB at the time you purchased your EFLIC Contract, if the Owner was age 75 or younger. The current charge for this benefit is 0.35% of your Account Value. The EEB provides an additional death benefit as described below. See  “FEDERAL TAX CONSIDERATIONS” for the potential tax consequences of the EEB in a Nonqualified, IRA or Rollover 403(b) Contract. You may not voluntarily terminate the EEB.
If you elected the EEB and change ownership of the Contract, generally this benefit automatically terminates, except under certain circumstances. See “Transfers of Ownership and Collateral Assignments” in “OTHER INFORMATION” for more information. This benefit will also terminate if your Contract terminates for any reason. See “Termination of Your Contract” in “THE ANNUITY CONTRACT.”
If the Owner (or older joint Owner, if applicable) is 70 or younger on the Contract Date (or if the spouse beneficiary or younger spouse joint Owner is 70 or younger when he or she becomes the successor Owner and the EEB had been elected), the additional death benefit will be 40% of:
The greater of:

•	The Account Value; or

•	Any applicable death benefit;

Decreased by:

•	Total net contributions.

For purposes of calculating your EEB, “total net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint Owner not continued the Contract plus any additional contributions) adjusted for each withdrawal that exceeds your EEB earnings.
EEB earnings are equal to:

•
The greater of the Account Value and the death benefit (i.e., the greater of the Account Value as of the date we receive satisfactory proof of death or any applicable GMDB as of the date of death) immediately prior to the withdrawal; minus

•	The net contributions as adjusted by any prior withdrawals (for Accumulator® PlusSM Contracts, Credit amounts are not included in “net contributions”)

For Accumulator® PlusSM Contracts, for purposes of calculating your EEB, if any contributions are made in the one-year period prior to death of the Owner (or older joint Owner, if applicable), the Account Value will not include any Credits applied in the one-year period prior to death.
If the Owner (or older joint Owner, if applicable) is age 71 through 75 on the Contract Date (or if the spouse beneficiary or younger spouse joint Owner is between the ages of 71 and 75 when he or she becomes the successor Owner and the EEB had been elected), the additional death benefit will be 25% of:
The greater of:

•	The Account Value; or

•	Any applicable death benefit;

Decreased by:

•	Total net contributions.

The value of the EEB is frozen on the first Contract Date Anniversary after the Owner (or older joint Owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current Account Value that is being withdrawn and we reduce the benefit by that percentage. For example, if the Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x   .40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).
For an example of how the EEB is calculated, please see “APPENDIX D - EARNINGS ENHANCEMENT BENEFIT EXAMPLE.”
Although the value of your EEB will no longer increase after age 80, we will continue to deduct the charge for this benefit as long as it remains in effect.
For Contracts continued under spousal continuation upon the death of the spouse (or older spouse, in the case of jointly owned Contracts), the Account Value will be increased by the value of the EEB as of the date we receive due proof of death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the Contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the EEB) in a lump sum. See “Spousal Continuation” in “DEATH BENEFITS” for more information.
Return of Account Value Death Benefit
If you received and accepted an offer to terminate a guaranteed benefit, you no longer have the Standard Death Benefit or one of the enhanced death benefits available for an additional charge. Your previous death benefit has been replaced with the Return of Account Value death benefit. There is no additional charge for this death benefit. See “Guaranteed Benefit Offers” in “OPTIONAL LIVING BENEFITS” for more information.
The Return of Account Value death benefit generally equals your Account Value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment.

Payment of Death Benefit
The death benefit is equal to your Account Value or, if greater, the applicable GMDB. In either case, the death benefit is increased by any amount applicable under the EEB. We determine the amount of the death benefit (other than the applicable GMDB) and any amount applicable under the EEB, as of the date we receive satisfactory proof of the Owner’s (or older joint Owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the sole primary beneficiary of your Contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the Owner’s Death” below. For Accumulator® PlusSM Contracts, the Account Value used to determine the death benefit and the EEB will first be reduced by the amount of any Credits applied in the one-year period prior to the Owner’s (or older joint Owner’s, if applicable) death. The amount of the applicable GMDB will be such GMDB as of the date of the Owner’s (or older joint Owner’s, if applicable) death adjusted for any subsequent withdrawals. For Roll-over 403(b) Contracts with outstanding loans, we will reduce the amount of the death benefit by the amount of the outstanding loan, including any accrued but unpaid interest on the date that the death benefit payment is made. Payment of the death benefit terminates the Contract.
Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. You should be aware that:

•
In accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period;

•	We will not apply the pre-determined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and

•	A beneficiary or a successor Owner who continues the Contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, the death benefit is not payable if the Annuitant dies. In this case the Owner (or older joint Owner, if applicable) will become the Annuitant. If the Contract had joint Annuitants, it will become a single Annuitant Contract.
Effect of the Owner’s Death
In general, if the Owner dies while the Contract is in force, the Contract terminates and the applicable death benefit is paid. If the Contract is jointly owned, the death benefit is payable upon the death of the older Owner. If the Contract has a non-natural Owner, the death benefit is payable upon the death of the Annuitant. No death benefit will generally be payable upon or after the Contract’s Annuity Maturity Date.
There are various circumstances, however, in which the Contract can be continued by a successor Owner or under a Beneficiary Continuation Option (“BCO”). For Contracts with spouses who are joint Owners, the surviving spouse will automatically be able to continue the Contract under the spousal continuation feature or under our BCO, as discussed below. For Contracts with non-spousal joint Owners, the joint Owner will be able to continue the Contract as a successor Owner subject to the limitations discussed below under “Non-spousal joint Owner Contract continuation.”
If you are the sole Owner, your surviving spouse may have the option to:

•	Take the death benefit proceeds in a lump sum;

•	Continue the Contract as a successor Owner under spousal continuation (if your spouse is the sole primary beneficiary) or under our BCO; or

•	Roll the death benefit proceeds over into another Contract.

If the beneficiary is not the surviving spouse for single Owner Contracts or if the surviving joint Owner is not the surviving spouse, federal income tax rules generally require payments of amounts under the Contract to be made within five years of an Owner’s death (the “5-year rule”). In certain cases, an individual beneficiary or non-spousal surviving joint Owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the Owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a Contract with one Owner or a younger non-spousal joint Owner continues the Contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint Owner Contract continuation, see the section immediately below.

Non-spousal Joint Owner Contract Continuation
Upon the death of either Owner, the surviving joint Owner becomes the sole Owner.
Any death benefit (if the older Owner dies first) or Cash Value (if the younger Owner dies first) must be fully paid to the surviving joint Owner within five years. The surviving Owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased Owner’s death. If the life annuity is elected, the Contract and all benefits terminate.
If the older Owner dies first, we will increase the Account Value to equal the GMDB, if higher, and by the value of the EEB, if applicable. The surviving Owner can elect to:

•	Take a lump sum payment;

•	Annuitize within one year;

•	Continue the Contract for up to five years; or

•	Continue the Contract under the BCO.

For Accumulator® PlusSM Contracts, if any contributions are made during the one-year period prior to the Owner’s death, the Account Value will first be reduced by any Credits applied to any such contributions.
If the Contract continues, the GMDB and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your Contract, will no longer apply, and no additional contributions will be permitted.
If the younger Owner dies first, the surviving Owner can elect to:

•	Take a lump sum payment;

•	Annuitize within one year;

•	Continue the Contract for up to five years; or

•	Continue the Contract under the BCO.

If the Contract continues, the death benefit is not payable, and the GMDB and the EEB, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable, will continue to apply and no additional contributions will be permitted.
Spousal Continuation
If you are the Contract Owner and your spouse is the sole primary beneficiary or you jointly own the Contract with your spouse, or if the Contract Owner is a non-natural person and you and your spouse are joint Annuitants, your spouse may elect to continue the Contract as successor Owner upon your death. Spousal beneficiaries (who are not also joint Owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the Contract under spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the spouse joint Owner (for Nonqualified Contracts only) or the spouse beneficiary (under a Single Owner Contract), may elect to receive the death benefit, continue the Contract under our Beneficiary Continuation Option, or continue the Contract, as follows:

•
As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the Account Value to equal the elected GMDB as of the date of your death if such death benefit is greater than such Account Value, plus any amount applicable under the EEB, and adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, if any contributions are made during the one-year period prior to the Owner’s death, the Account Value will first be reduced by any Credits applied to any such contributions. The increase in the Account Value will be allocated to the investment options according to the allocation percentages we have on file for your Contract;

•
In general, Withdrawal Charges will no longer apply to contributions made before the Owner’s death. Withdrawal Charges will apply if additional contributions are made. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts;

•	The applicable GMDB option may continue as follows:

○
If you elected either the Annual Ratchet to Age 85 or the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, and if your surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the enhanced death benefit you elected continues and will continue to grow according to its terms until the Contract Date Anniversary following the date the surviving spouse reaches age 85. The charge for the applicable GMDB will continue to apply, even after the GMDB no longer rolls up or is no longer eligible for resets;

○
If you were age 85 or older at death, we will reinstate the GMDB you elected. The benefit (which had previously been frozen at age 85) will now continue to grow according to its terms until the Contract Date Anniversary following the date the surviving spouse reaches age 85. The charge for the applicable GMDB will continue to apply, even after the GMDB no longer rolls up or is no longer eligible for resets;

○
If you elected the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, and your surviving spouse is age 80 or younger at the date of your death, and you were age 84 or younger at death, the GMDB continues and will grow according to its terms until the Contract Date Anniversary following the surviving spouse’s 85th birthday. If you were age 85 or older at death, we will reinstate the GMDB you elected. The benefit base (which had been previously frozen at age 85) will now continue to grow according to its terms until the Contract Date Anniversary following the surviving spouse’s 85th birthday. The charge for the GMDB will continue to apply, even after the GMDB no longer rolls up or is no longer eligible for resets.

○
If the GMDB continues, the Roll-up Benefit Base reset, if applicable, will be based on the surviving spouse’s age at the time of your death. The next available reset will be based on the Contract issue date or last reset, as applicable; and

○
If you elected either the Annual Ratchet to Age 85 or the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit (but not the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit) and your surviving spouse is age 76 or older on the date of your death, the GMDB will be frozen, which means:

■
On the date your spouse elects to continue the Contract, the value of the GMDB benefit base will be set to equal the amount of the GMDB benefit base on the date of your death. If your Account Value is higher than the GMDB benefit base on the date of your death, the GMDB benefit base  will not be increased to equal your Account Value;

■	The GMDB will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals;

■	The charge for the GMDB will be discontinued; and

■	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Account Value and the value of the GMDB.

○	If you elected the Greater of 3% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and your surviving spouse is 81 or older, the GMDB will be frozen, which means:

■
On the date your spouse elects to continue the Contract, the value of the GMDB will be set to equal the amount of the GMDB on the date of your death. If your Account Value is higher than the GMDB on the date of your death, the GMDB will not be increased to equal your Account Value.

■	The GMDB will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals;

■	The charge for the GMDB will be discontinued; and

■	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Account Value and the value of the GMDB.

○	In all cases, whether the GMDB continues or is discontinued, if your Account Value is lower than the GMDB on the date of your death, your Account Value will be increased to equal the GMDB.

•
The EEB will be based on the surviving spouse’s age at the date of the deceased spouse’s death for the remainder of the life of the Contract. If the benefit had been previously frozen because the older spouse had attained age 80, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the Contract Date Anniversary after the surviving spouse reaches age 80. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued;

•
The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death. See “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS.” If the GMIB continues, the charge for the GMIB will continue to apply; and

•	If the deceased spouse was the Annuitant, the surviving spouse becomes the Annuitant. If the deceased spouse was a joint Annuitant, the contract will become a single Annuitant contract.

Where a Nonqualified Contract is owned by a Living Trust, as defined in the Contract, and at the time of the Annuitant’s death the Annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as Owner of the Contract, may request that the spouse be substituted as Annuitant as of the date of the Annuitant’s death. No further change of Annuitant will be permitted.
Where an IRA Contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as Annuitant after your death.
For jointly owned Nonqualified Contracts, if the younger spouse dies first no death benefit is paid, and the Contract continues as follows:

•	The GMDB, the EEB and the GMIB continue to be based on the older spouse’s age for the life of the Contract;

•	If the deceased spouse was the Annuitant, the surviving spouse becomes the Annuitant. If the deceased spouse was a joint Annuitant, the Contract will become a single Annuitant Contract; and

•	The Withdrawal Charge schedule remains in effect. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

If you divorce, spousal continuation does not apply.
Beneficiary Continuation Option (“BCO”)
This feature permits a designated individual, on the Contract Owner’s death, to maintain a Contract with the deceased Contract Owner’s name on it and receive distributions under the Contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and Nonqualified Contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to legislation enacted at the end of 2019. Please speak with your financial professional or see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for further information.
Where an IRA Contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity Contract, using the account beneficiary as the Annuitant. Please speak with your financial professional for further information.
BCO for Traditional IRA and Roth IRA Contracts Only. The BCO must be elected so that the first payment is received by December 31st of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the BCO feature, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value, plus any amount applicable under the EEB, adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, the Account Value will first be reduced by any Credits applied in the one-year period prior to the Owner’s death.
After legislation enacted at the end of 2019, for deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “Required Minimum Distributions upon Death” in “FEDERAL TAX CONSIDERATIONS.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the BCO, except under narrowly defined circumstances.

Under the BCO for IRA and Roth IRA Contracts:

•	The Contract continues with your name on it for the benefit of your beneficiary;

•	The beneficiary replaces the deceased Owner as Annuitant;

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose;

•
If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen;

•	The minimum amount that is required in order to elect the BCO is $5,000 for each beneficiary;

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted;

•
If the GMIB or an optional enhanced death benefit is in effect under the Contract, they will no longer be in effect and charges for such benefits will stop. Also, any GMDB feature will no longer be in effect;

•	The beneficiary may choose at any time to withdraw all or a portion of the Account Value and no Withdrawal Charges, if any, will apply;

•	Any partial withdrawal must be at least $300;

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the Contract;

•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary:

○	If your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or

○
If your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death and any required instructions for the method of payment and any required information and forms necessary to effect payment.

Inherited IRA Beneficiary Continuation Contract (For Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM Contracts only). The Contract is available to an individual beneficiary of a traditional IRA or a Roth IRA where the deceased Owner held the individual retirement account or annuity (or Roth individual retirement account or annuity) with an insurance company or financial institution other than the Company. The purpose of the Inherited IRA beneficiary continuation Contract is to permit the beneficiary to change the funding vehicle that the deceased Owner selected (“original IRA”) while taking the required minimum distribution payments that must be made to the beneficiary after the deceased Owner’s death. See the discussion of required minimum distributions under “FEDERAL TAX CONSIDERATIONS.” You should discuss with your tax adviser your own personal situation.
The Inherited IRA is also available to non-spousal beneficiaries of deceased plan participants in qualified plans, 403(b) plans (“Applicable Plan(s)”). In this discussion, unless otherwise indicated, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal beneficiary under an Applicable Plan.”
The Inherited IRA beneficiary continuation Contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased Owner’s original IRA. In the case of a non-spousal beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. The Owner of the Inherited IRA beneficiary continuation Contract is the individual who is the beneficiary of the original IRA. (Certain trusts with only individual beneficiaries will be treated as individuals for this purpose). The Contract must also contain the name of the deceased Owner. In this discussion, “you” refers to the Owner of the Inherited IRA beneficiary continuation Contract.
The Inherited IRA beneficiary continuation Contract can be purchased whether or not the deceased Owner had begun taking required minimum distribution payments during his or her life from the original IRA or whether you had already begun taking required minimum distribution payments of your interest as a beneficiary from the deceased Owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

Under the Inherited IRA beneficiary continuation Contract:

•
If the deceased owner died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, you must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased Owner’s death and determined on a term certain basis;

•
If you are not an eligible designated beneficiary and the deceased owner died after December 31, 2019, the Inherited IRA Contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the Contract are withdrawn annually and within ten years of the deceased participant’s death. In this case, the Inherited IRA Contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period;

•
You must receive payments from the Contract even if you are receiving payments from another IRA of the deceased Owner in an amount that would otherwise satisfy the amount required to be distributed from the Contract. However, for certain Inherited IRAs, if you maintain another IRA of the same type (traditional or Roth) of the same deceased Owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA Contract. If you choose not to take a payment from your Inherited IRA Contract in any year, you must notify us in writing before we make the payment from the Inherited IRA Contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please speak with your financial professional, or call if you have any questions;

•
The beneficiary of the original IRA will be the Annuitant under the Inherited IRA beneficiary continuation Contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the Annuitant;

•	An Inherited IRA beneficiary continuation Contract is not available for Owners over age 70;

•
The initial contribution must be a direct transfer from the deceased Owner’s original IRA and is subject to minimum contribution amounts. See “APPENDIX F - RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT” for more information;

•
Additional contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased Owner is the same as under the original IRA Contract. A non-spousal beneficiary under an Applicable Plan cannot make subsequent contributions to an Inherited IRA contract;

•	You may make transfers among the investment options;

•
You may choose at any time to withdraw all or a portion of the Account Value. Any partial withdrawal must be at least $300. Withdrawal Charges will apply as described in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts;

•
The GMIB, spousal continuation, the Special DCA Programs, Special Money Market DCA Program, automatic investment program, and systematic withdrawals are not available under the Inherited IRA beneficiary continuation Contract;

•	If you die, we will pay to a beneficiary that you choose the greater of the Account Value or the applicable death benefit; and

•
Upon your death, your beneficiary has the following options: (1) if you were an eligible designated beneficiary or the deceased Owner died on or before December 31, 2019, your beneficiary must withdraw any remaining amount within ten years of your death; or (2) if you were not an eligible designated beneficiary, the beneficiary must withdraw any remaining amount within 10 years of the deceased Owner’s death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, Withdrawal Charges (if applicable under your Contract) will no longer apply. If you had elected any enhanced death benefits, they will no longer be in effect and charges for such benefits will stop. The GMDB will also no longer be in effect.

BCO for Nonqualified Contracts Only. This feature, also known as inherited annuity, may only be elected when the Nonqualified Contract Owner dies before the annuity Maturity Date, whether or not the Owner and the Annuitant are the same person. Under this option, the death benefit must be completely distributed to the beneficiary within five years of the Contract Owner’s death, or the beneficiary may elect, within one year following the date of the Owner’s death, to receive the death benefit in the form of an annuity paid out over a period not extending beyond the beneficiary’s life expectancy. The payments must begin within one year of the date of the Contract Owner’s death.
If the beneficiary elects to receive the death benefit within five years of the Owner’s death instead of payments over life expectancy, the beneficiary may take withdrawals as desired, but the entire Account Value must be fully withdrawn by the fifth anniversary of the Owner’s death.

Under the BCO for Nonqualified Contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals;

•	The beneficiary automatically replaces the existing Annuitant;

•	The Contract continues with your name on it for the benefit of your beneficiary;

•
If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over a period not extending beyond each respective beneficiary’s own life expectancy, if scheduled payments are chosen;

•	The minimum amount that is required in order to elect the BCO is $5,000 for each beneficiary;

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted;

•
If the GMIB or an optional enhanced death benefit is in effect under the Contract, they will no longer be in effect and charges for such benefits will stop. Also, any GMDB feature will no longer be in effect;

•
If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time;

•	Any partial withdrawals must be at least $300;

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the Contract on the beneficiary’s death; and

•
Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the Contract in a lump sum. We will pay any remaining interest in the Contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the Owner or the older joint Owner:

•
As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the BCO feature, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value plus any amount applicable under the EEB adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, the Account Value will first be reduced by any Credits applied in a one-year period prior to the Owner’s or older joint Owner’s death; and

•	No Withdrawal Charges, if applicable under your Contract, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint Owner:

•	The Account Value will not be reset to the death benefit amount;

•
The Contract’s Withdrawal Charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments. The Contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts; and

•
We do not impose a Withdrawal Charge on scheduled payments except if, when added to any withdrawals previously taken in the same Contract Year, including for this purpose a Contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal Charges” in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

A surviving spouse should speak to his or her tax professional about whether spousal continuation or the BCO is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, need for immediate income, and a desire to continue any guaranteed benefits under the Contract.

OPTIONAL LIVING BENEFITS
Guaranteed Minimum Income Benefit (“GMIB”)
The GMIB was only available for election at issuance of the EFLIC Contract if the Owner was age 20 through 75 at the time the EFLIC Contract was issued. If the Contract is jointly owned, the GMIB will be calculated on the basis of the older Owner’s age. There is an additional charge for the GMIB, which is a percentage of the benefit base and described under “GMIB Charge” in  “CHARGES AND FEES.”
Subject to state availability (see APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS ), you may have elected one of the following:

•	The GMIB that includes the 6.5% Roll-up Benefit Base. The current charge for this benefit is 0.80% of the benefit base; or

•	The GMIB that includes the 6% Roll-up Benefit Base. The current charge for this benefit is 0.65% of the benefit base.

The current charges shown above are described under “GMIB Charge” in “CHARGES AND FEES.” Once you purchase the GMIB, you may not voluntarily terminate this benefit. Both options include the ability to reset your GMIB benefit base on each Contract Date Anniversary until the Contract Date Anniversary following age 75. See ‘‘Roll-up Benefit Base Reset’’.
If you elected the GMIB with the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, you chose between one of the following two combinations:

•	The Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit with the GMIB that includes the 6.5% Roll-up Benefit Base, or

•	The Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit with the GMIB that includes the 6% Roll-up Benefit Base.

GMIB Benefit Base. The GMIB benefit base is used to calculate the GMIB. The GMIB benefit base will be calculated as described below in this section whether the GMIB is elected individually or in combination with an optional enhanced death benefit. Your GMIB benefit base in not an Account Value or a cash value.
Your GMIB benefit base is equal to the greater of:

•	The benefit base computed for the Annual Ratchet DB. This benefit base is calculated as described in “Annual Ratchet to Age 85 Death Benefit (“Annual Ratchet DB”)” in “DEATH BENEFITS,” and

•
The benefit base computed for the GMIB Roll-up Benefit Base. This benefit base is calculated as described in “Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit” in “DEATH BENEFITS.”

The GMIB benefit base is calculated separately from the Annual Ratchet DB and the Greater of 6.5% (6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit. The GMIB benefit base calculation is mathematically identical to the death benefit calculations referenced above but the calculation is independent of any death benefit election and calculation. If the GMIB is exercised, the GMIB benefit base is reduced by any applicable Withdrawal Charge.
The GMIB Roll-up Benefit Base May Also Be Eligible for Resets. Once you have reset your Roll-up Benefit Base, a new waiting period to exercise the GMIB will apply from the date of the reset. You may not exercise the GMIB until the tenth Contract Date Anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset but not later than the Contract Date Anniversary following age 85. Also note that in almost all cases, resetting your Roll-up Benefit Base will lengthen the exercise waiting period. See “Exercise Rules” below for more information about the new waiting period. See “Roll-up Benefit Base Reset” in “DEATH BENEFITS” for more information.
If you elected both the GMIB and the Greater of the 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, the Roll-up rate you elected must be the same for both features. If you elected the GMIB without the Greater of the 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, your investment options are limited to the Guaranteed Interest Option, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM contracts) and the permitted investment options (see “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT”).

If you are using the Contract to fund a charitable remainder trust (for Accumulator® and Accumulator® EliteSM Contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GMIB. See “Owner and Annuitant Requirements” in “THE ANNUITY CONTRACT.” For IRA, Qualified and Rollover 403(b) Contracts, Owners over age 60 at Contract issue should consider the impact of the minimum distributions required by tax law in relation to the withdrawal limitations under the GMIB. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS” for more information.
If you elected the GMIB option and change ownership of the Contract, this benefit automatically terminates, except under certain circumstances. See “Transfers of Ownership and Collateral Assignments” in “OTHER INFORMATION” for more information. This benefit provides a minimum guarantee that may never come into effect.
The GMIB guarantees you a minimum amount of fixed income under your choice of a life annuity fixed annuity payout option or a life with a period certain annuity payout option. You choose which of these annuity payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. The maximum period certain available under the life with a period certain annuity payout option is 10 years. This period may be shorter, depending on the Owner’s age, as follows:

Level Payments
Owner’s age at exercise	Period certain years
80 and younger	10
81	9
82	8
83	7
84	6
85	5
We may also make other forms of annuity payout options available. For a description of annuity payout options, see “Fixed Annuity Payout Options” in  “ANNUITY OPTIONS.”
When you exercise the GMIB, the annual lifetime income that you will receive under a fixed annuity payout option will be the greater of:

•	Your GMIB which is calculated by applying your GMIB base, less any applicable Withdrawal Charge remaining (if applicable under your Contract), to GMIB guaranteed annuity purchase factors; or

•	The amount of income provided by applying your Account Value to our then current annuity purchase factors or base Contract guaranteed annuity purchase factors.

For Rollover 403(b) Contracts only, we will subtract from the GMIB benefit base or Account Value any outstanding loan, including interest accrued but not paid. You may also elect to receive monthly or quarterly payments as an alternative.
If you elect monthly or quarterly payments, the aggregate payments you receive in a Contract Year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your Contract and not to any other guaranteed or current annuity purchase rates. Your Account Value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.
When you elect to receive annual lifetime income, your Contract (including its death benefit and any account or Cash Values) will terminate and you will receive a supplemental contract for the annuity payout option you elect. For a discussion of when your payments will begin and end, see “Exercise of GMIB” in “OPTIONAL LIVING BENEFITS.”

Before you elect the GMIB, you should consider the fact that the GMIB provides a form of insurance and is based on conservative actuarial factors. For certain Contracts, the guaranteed annuity purchase factors we use to determine your annuity payout benefit under the GMIB are more conservative than the guaranteed annuity purchase factors we use for our standard annuity payout options. This means that, assuming the same amount is applied to purchase the benefit and that we use guaranteed annuity purchase factors to compute the benefit, each periodic payment under the GMIB payout annuity will be smaller than each periodic payment under our standard annuity payout options. Therefore, even if your Account Value is less than your benefit base, you may generate more income by applying your Account Value to current annuity purchase factors. We will make this comparison for you upon request.
GMIB Annuity Purchase Factors. Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base Contract annuity payout options. GMIB annuity purchase factors are based on the Owner’s (and any younger joint Owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base Contract annuity purchase factors. Base Contract annuity payout options are discussed under “Fixed Annuity Payout Options” in “ANNUITY OPTIONS” in this Prospectus. Base Contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the Owner’s (and any joint Owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your Contract.
GMIB “No Lapse Guarantee.” In general, if your Account Value falls to zero, the GMIB will be exercised automatically, based on the Owner’s (or older joint Owner’s, if applicable) current age and benefit base, as follows:

•
You will be issued a supplemental contract based on a single life with a maximum 10 year period certain. Payments will be made annually starting one year from the exercise date. Upon exercise, your Contract (including the GMDB, any other guaranteed benefits and any account or Cash Values) will terminate; and

•	You will have 30 days from when we notify you to change the annuity payout option and/or the payment frequency.

Please note that we will not automatically exercise the GMIB, as described above, if you have a 403(b) Contract and withdrawal restrictions apply.
The no lapse guarantee will terminate on the Contract Date Anniversary following the Owner (or older joint Owner, if applicable) reaching age 85.
Illustrations of the GMIB. Assuming the 6% GMIB Roll-up Benefit Base, the table below illustrates the GMIB amounts per $100,000 of initial contribution, for a male Owner age 60 (on the Contract Date) on the Contract Date Anniversaries indicated, who has elected the life annuity fixed payout option, using the guaranteed annuity purchase factors as of the date of this Prospectus, assuming no additional contributions, withdrawals, or loans under Rollover 403(b) Contracts, and assuming there were no allocations to the EQ /Money Market, the Guaranteed Interest Option, or the loan reserve account under Rollover 403(b) Contracts.

Contract Date Anniversary at exercise	GMIB Benefit Base	GMIB — annual income payable for life
10	$179,085	$10,065
15	$239,656	$15,266
Exercise of the GMIB. On each Contract Date Anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice. The notice will illustrate how much income could be provided as of the Contract Date Anniversary. You must notify us within 30 days following the Contract Date Anniversary if you want to exercise the GMIB.
We deduct guaranteed benefit and Annual Administrative Charges from your Account Value on your Contract Date Anniversary, and you can only exercise the GMIB, if eligible, during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay fees on your next Contract Date Anniversary, your Contract will terminate and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.

You must provide your exercise request to us, along with all required information, within 30 days following your Contract Date Anniversary in order to exercise this benefit. Upon exercising the GMIB, any GMDB you elected will terminate without value. Upon exercise of the GMIB, the Owner (or older joint Owner, if applicable) will become the Annuitant, and the Contract will be annuitized on the basis of the Owner’s life. You will begin receiving annual payments one year after the supplemental annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the supplemental annuity payout contract is issued. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. Payments end with the last payment before the Annuitant’s (or joint Annuitant’s, if applicable) death or, if later, the end of the period certain (where the annuity payout option chosen includes a period certain).
Exercise Rules. The latest date you may exercise the GMIB is the 30th day following the Contract Date Anniversary following your 85th birthday. Eligibility to exercise the GMIB is subject to a “waiting period” which is based on the Owner’s (or older joint Owner’s, if applicable) age. The initial waiting period is as follows:

•
If you were at least age 20 and no older than age 44 on the Contract Date, the initial waiting period is 15 years, and you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary beginning with the 15th Contract Date Anniversary;

•
If you were at least age 45 and no older than age 49 on the Contract Date, the initial waiting period runs until you reach age 60, and you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary after age 60; and

•
If you were at least age 50 and no older than age 75 on the Contract Date, the initial waiting period is 10 years, and you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary beginning with the 10th Contract Date Anniversary.

If you choose to reset your Roll-up Benefit Base (as described in “Roll-up Benefit Base Reset” in “DEATH BENEFITS”), a new waiting period to exercise the GMIB will apply from the date of the reset. You will not be eligible to exercise the GMIB until the later of (i) the tenth Contract Date Anniversary following the reset, or (ii) the earliest date you would have been permitted to exercise without regard to the reset (as set forth in the bullet list above). However, if your 85th birthday occurs before the new waiting period has ended, you will be eligible to exercise the GMIB on the Contract Date Anniversary following your 85th birthday. You should note that in almost all cases, resetting your Roll-up Benefit Base will lengthen the waiting period.
To exercise the GMIB:

•	We must receive your notification in writing within 30 days following any Contract Date Anniversary on which you are eligible; and

•
Your Account Value must be greater than zero on the exercise date. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information about the impact of insufficient Account Value on your ability to exercise the GMIB.

Please note:

•
If you were age 75 on the Contract Date or the Roll-up Benefit Base was reset, the only time you may exercise the GMIB is within 30 days following the Contract Date Anniversary following your attainment of age 85;

•
For Qualified Contracts, the plan participant can exercise the GMIB only if he or she elects to take a distribution from the plan and, in connection with this distribution, the plan’s trustee changes the ownership of the Contract to the participant. This affects a rollover of the Qualified Contract into a Rollover IRA. This process must be completed within the 30-day timeframe following the Contract Date Anniversary in order for the plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be affected and payments will be made directly to the trustee;

•
Because no partial exercise is permitted, owners of defined benefit Qualified Contracts who plan to change ownership of the Contract to the participant must first compare the participant’s lump sum benefit amount and annuity benefit amount to the GMIB amount and Account Value, and make a withdrawal from the Contract if necessary. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

•
For Rollover 403(b) Contracts, you may exercise the GMIB only if you effect a rollover of the 403(b) Contract to a Rollover IRA. This may only occur when you are eligible for a distribution from the 403(b). This process must be completed within the 30-day timeframe following the Contract Date Anniversary in order for you to be eligible to exercise;

•
If you reset the Roll-up Benefit Base (as described earlier), your new exercise date will be the tenth Contract Date Anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the Contract Date Anniversary following age 85. Please note that in almost all cases, resetting your Roll-up Benefit Base will lengthen the waiting period;

•
A spouse beneficiary or younger spouse joint Owner under spousal continuation may only continue the GMIB if the Contract is not past the last date on which the original Owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint Owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint Owner’s age on the date of the Owner’s death replaces the Owner’s age on the Contract Date for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an Owner was age 70 on the Contract Date, and he dies at age 84, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the GMIB, even though she was 72 on the Contract Date, because eligibility is measured using her age at the time of the owner’s death, not her age on the Contract Date. The original Contract Date will continue to apply for purposes of the exercise rules;

•	If the Contract is jointly owned and not an IRA Contract, you can elect to have the GMIB paid either as a joint life benefit, or as a single life benefit, paid on the basis of the older Owner’s age;

•
If the Contract is an IRA Contract, you can elect to have the GMIB paid either as a joint life benefit, but only if the joint Annuitant is your spouse, or as a single life benefit, paid on the basis of the Annuitant’s age; and

•
If the Contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the Annuitant’s age (or older joint Annuitant’s age, if applicable), rather than the Owner’s.

See “Effect of the Owner’s Death” under “DEATH BENEFITS” for more information.
If your Account Value is insufficient to pay applicable charges when due, your Contract will terminate, which could cause you to lose your GMIB. For more information, please see ‘‘Effect of Your Account Value Falling to Zero“ in “THE ANNUITY CONTRACT” and the section entitled ‘‘CHARGES AND FEES’’ for more information.
For information about the impact of withdrawals on the GMIB and any other guaranteed benefits you may have elected, please see ‘‘How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
Terminating the GMIB After Issue. Except for certain ownership changes, the GMIB may not be terminated after issuance of the EFLIC Contract. See “THE ANNUITY CONTRACT” — “Change of Contract Owner”.
Guaranteed Benefit Offers
From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed death or income benefits or surrendering your Contract.
If you received and accepted a past offer to terminate a guaranteed benefit, you no longer have the Standard Death Benefit or one of the enhanced death benefits available for an additional charge. Instead, you have the Return of Account Value death benefit. See “DEATH BENEFITS” for information about this death benefit.

When we make an offer, we may vary the offer amount, up or down, among the same group of Contract Owners based on certain criteria such as Account Value, the difference between Account Value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of Contract Owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining Contract Owners in the same group.
If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.
Guaranteed Benefit Lump Sum Payment Offer. The Guaranteed Benefit Lump Sum Payment Offer is currently available under the following limited circumstance:

•	If you elected the GMIB, and the no lapse guarantee is in effect and your Account Value falls to zero, either due to a withdrawal or due to a deduction of charges.

We reserve the right to terminate the availability of this offer at any time. This offer is not available if you have a Rollover 403(b) Contract.
If your Account Value falls to zero, as described above, we will send you a letter which will describe the offer and the options available to you. In addition, the letter will include the following information:

•	The Guaranteed Benefit Lump Sum Payment Offer is optional;

•	The amount you will receive if you elect the Guaranteed Benefit Lump Sum Payment Offer;

•	If no action is taken, you will receive the stream of payments as promised under your Contract;

•	The amount and frequency of the stream of payments based on a single life with a maximum 10 year period certain annuity for GMIB or on the annuity option elected;

•	That the amount you will receive if you accept the Guaranteed Benefit Lump Sum Payment Offer is less than the present value of the stream of payments;

•	A description of the factors you should consider when deciding to accept the Guaranteed Benefit Lump Sum Payment Offer;

•	The reason we are making the Guaranteed Benefit Lump Sum Payment Offer; and

•	That you may elect to receive a reduced series of income payments based on joint lives and can contact Customer Service to obtain the amount of a joint life annuity.

You will have no less than 30 days from the day your Account Value falls to zero to accept the offer. If you accept the Guaranteed Benefit Lump Sum Payment Offer, you will receive the lump sum amount in a single payment.
If you accept the Guaranteed Benefit Lump Sum Payment Offer, your Contract and optional benefits will terminate, including any GMDB. If you do not make an election, we will automatically exercise your GMIB by issuing a supplemental contract using the default option described in your Contract.
We will determine the Guaranteed Benefit Lump Sum Payment Offer amount as of the day your Account Value fell to zero. The Guaranteed Benefit Lump Sum Payment Offer amount is calculated and will vary based on the factors described below. We first determine the Contract reserves attributable to your Contract using standard actuarial calculations, which is a conservative measurement of present value. In general, the Contract reserve is the present value of future benefit payments. In determining your Contract reserve, we take into account the following factors:

•	The Owner’s/Annuitant’s life expectancy (based on gender and age);

•	The current annual payment for the GMIB, adjusted for any outstanding Withdrawal Charge, in the form of a single life annuity; and

•	The interest rate at the time your Account Value fell to zero.

The Guaranteed Benefit Lump Sum Payment Offer amount is calculated based on a percentage of the Contract reserve based on certain factors including, but not limited to, the current interest rate environment and GMIB utilization rates. We will use the percentage that is in effect at the time of your election. The percentage will range from 50% to 90% of the Contract reserve. If your Account Value falls to zero, as described above, we will notify you when we send you the letter describing the options available to you. If you have the GMIB, your payment will be reduced, as applicable, by any annual payments made since your Account Value fell to zero. For information on how the Guaranteed Benefit Lump Sum Payment Offer works under certain hypothetical circumstances, please see “APPENDIX G - GUARANTEED BENEFIT LUMP SUM PAYOUT OFFER HYPOTHETICAL EXAMPLE.”
In the event your account falls to zero, as described above, you should evaluate this payment offer carefully. If you elect the Guaranteed Benefit Lump Sum Payment Offer, you will no longer have the ability to receive periodic cash payments over your lifetime under the GMIB. When you purchased your EFLIC Contract, you made a determination that the lifetime income stream available under the GMIB was important to you based on your personal circumstances. When considering this payment offer, you should consider whether you still need the benefits of an ongoing lifetime income stream, given your personal and financial circumstances.
In addition, you should consider the following factors:

•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GMIB;

•
Whether a lump sum payment (which may be up to 50% less than the present value of the future stream of payments) is more important to you than a future stream of payments. See “APPENDIX G - GUARANTEED BENEFIT LUMP SUM PAYOUT OFFER HYPOTHETICAL EXAMPLE”; and

•	Whether there are differences in tax consequences for taking a lump sum as opposed to receiving annuity payments.

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other adviser.
We believe that offering this payment offer could be mutually beneficial to both us and to Contract Owners whose financial circumstances may have changed since they purchased the Contract. If you elect the Guaranteed Benefit Lump Sum Payment Offer, you will receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime. The lump sum payment offer may not be beneficial for everyone.
If you elect the Guaranteed Benefit Lump Sum Payment Offer it will be treated as a surrender of the Contract and may be taxable and subject to tax penalties. For information on tax consequences, please see the section entitled “FEDERAL TAX CONSIDERATIONS.”
The Guaranteed Benefit Lump Sum Payment Offer may not be available in all states. We may, in the future, suspend or terminate this offer, or make this offer on more or less favorable terms upon advance notice to you.

OTHER BENEFITS
Dollar Cost Averaging (“DCA”)
We offer a variety of DCA programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the Subaccounts will cause you to purchase more Units if the Unit value is low and fewer Units if the Unit value is high. Therefore, you may get a lower average cost per Unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. You may not make transfers to the Guaranteed Interest Option through a DCA program.
You may not participate in any DCA program if you are participating in the Option II Rebalancing Program. Under the Option I Rebalancing Program, you may participate in any of the DCA programs except General DCA and, for Accumulator® PlusSM and Accumulator® SelectSM Contract Owners, the Special Money Market DCA Program for additional contributions. You may only participate in one DCA program at a time. Also, for information on how the DCA program you select may affect certain guaranteed benefits, see “Calculating your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” and “Death Benefit Options” in “DEATH BENEFITS.”
We do not deduct a transfer charge for any transfer made in connection with our DCA programs. Not all DCA programs are available in all states. See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for more information on state availability.
For information about DCA programs available for new contributions, see “Allocating Contributions Among the Available Investment Options” in “THE ANNUITY CONTRACT.”
General DCA Program. If your value in the Subaccount that invests in the EQ/Money Market Fund is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the other available Subaccounts. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for more information on state availability or certain restrictions in your state.
You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the Contract Date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the Subaccount that invests in the EQ/Money Market Fund have been transferred out. The minimum amount that we will transfer each time is $250.
If, on any transfer date, your value in the Subaccount that invests in the EQ/Money Market Fund is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The General DCA Program will then end. You may change the transfer amount once each Contract Year or cancel this program at any time.
We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
If you elected the GMIB without the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, the General DCA Program is not available.
Account for Special DCA. The Account for Special DCA is only available to Accumulator® and Accumulator® EliteSM Contract Owners. Under this program, you may choose to allocate all or a portion of any eligible contribution to the Account for Special DCA. Contributions into the Account for Special DCA may not be transfers from other investment options. Your initial allocation to any Account for Special DCA time period must be at least $2,000 and any additional contribution to that same time period must be at least $250. You may only have one time period in effect at any time and once you select a time period, you may not change it. In Pennsylvania, we refer to this program as “enhanced rate dollar cost averaging.”

You may have your value in the Account for Special DCA transferred to any of the Subaccounts available under your Contract. We will transfer amounts from the Account for Special DCA into the Subaccounts over an available time period that you select. We offer time periods of 3, 6 or 12 months, during which you will receive an enhanced interest rate. We may also offer other time periods. Your financial professional can provide information on the time periods and interest rates currently available in your state, or you may contact us. Contribution(s) made to an Account for Special DCA will be credited with the then current interest rate on the date the contribution is received by the Company for the time period initially selected by you. Once the time period you selected has run, you may then select another time period for future contributions. At that time, you may also select a different allocation for transfers to the Subaccounts, or, if you wish, we will continue to use the selection that you have previously made. Currently, your value in the Account for Special DCA will be transferred from the Account for Special DCA into the Subaccounts on a monthly basis. We may offer this program in the future with transfers on a different basis.
We will transfer all amounts out of the Account for Special DCA by the end of the chosen time period. The transfer date will be the same day of the month as the Contract Date, but not later than the 28th day of the month. The first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Account for Special DCA, but not later than the 28th day of the month. If the transfer date is later than the 28th day of the month, then the transfer date will be the 28th day of the month.
If you choose to allocate only a portion of an eligible contribution to the Account for Special DCA, the remaining balance of that contribution will be allocated to the Subaccounts and/or Guaranteed Interest Option according to your instructions.
The only transfers that will be made from the Account for Special DCA are your regularly scheduled transfers to the Subaccounts. No amounts may be transferred from the Account for Special DCA to the Guaranteed Interest Option. If you request to transfer or withdraw any other amounts from the Account for Special DCA, we will transfer all of the value that you have remaining in the Account for Special DCA to the investment options according to the allocation percentages for special dollar cost averaging we have on file for you. You may ask us to cancel your participation at any time. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
The Account for Special Money Market DCA Program. The Account for Special Money Market DCA program is only available to Accumulator® PlusSM and Accumulator® SelectSM Contract Owners. You may dollar cost average from the Account for Special Money Market DCA option (which is part of the EQ/Money Market investment option) into any of the other Subaccounts. Please see  “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT.”
You may elect to participate in a 3, 6 or 12 month program at any time subject to the age limitation on contributions described in this Prospectus.
Contributions into the Account for Special Money Market DCA must be new contributions. In other words, you may not make transfers from amounts allocated in other Subaccounts to initiate the program. You must allocate your entire initial contribution into the Account for Special Money Market DCA if you are selecting the program at the time you apply for your Contract. Thereafter, contributions to any new program must be at least $2,000. Contributions to an existing program must be at least $250. You may only have one program in effect at any time.
Each month, we will transfer your amounts in the Account for Special Money Market DCA into the other Subaccounts you select. Once the time period you selected has expired, you may then select to participate in the Special Money Market DCA program for an additional time period. At that time, you may also select a different allocation for monthly transfers from the Account for Special Money Market DCA to the Subaccounts, or, if you wish, we will continue to use the selection that you have previously made.
Currently, the monthly transfer date from the Account for Special Money Market DCA option will be the same as your Contract Date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. All amounts will be transferred out by the end of the time period in effect.
The only amounts that should be transferred from the Account for Special Money Market DCA option are your regularly scheduled transfers to the Subaccounts. If you request to transfer or withdraw any other amounts from the Account for Special Money Market DCA, we will transfer all of the value you have remaining in the Account to the Subaccounts according to the allocation percentages we have on file for you. You may cancel your participation in the program at any time by notifying us in writing. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

Fixed-Dollar DCA Program. Under this program you may elect to have a fixed-dollar amount transferred out of the Guaranteed Interest Option and into the Subaccounts of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the Guaranteed Interest Option have been transferred out.
In order to elect the Fixed-Dollar DCA program, you must have a minimum of $5,000 in the Guaranteed Interest Option on the date we receive your election form. The transfer date will be the same calendar day of the month as the Contract Date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the Account for Special DCA that is available for additional contributions (available in Accumulator® and Accumulator® EliteSM Contracts only), the Fixed-Dollar DCA program does not offer enhanced rates. Also, this program is subject to the Guaranteed Interest Option transfer limitations described above. While the program is running, any transfer that exceeds those limitations will cause the program to end for that Contract Year. You will be notified. You must send in a request form to resume the program in the next or subsequent Contract Years.
If, on any transfer date, your value in the Guaranteed Interest Option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each Contract Year or cancel this program at any time. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
Interest Sweep DCA Program. Under this program, you may elect to have monthly transfers from amounts in the Guaranteed Interest Option into the Subaccounts of your choice. The transfer date will be the last Business Day of the month. The amount we will transfer will be the interest credited to amounts you have in the Guaranteed Interest Option from the last Business Day of the prior month to the last Business Day of the current month. You must have at least $7,500 in the Guaranteed Interest Option on the date we receive your election. We will automatically cancel the Interest Sweep DCA program if the amount in the Guaranteed Interest Option is less than $7,500 on the last day of the month for two months in a row. For the Interest Sweep DCA program, the first monthly transfer will occur on the last Business Day of the month following the month that we receive your election form. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
Automatic Rebalancing
We currently offer two automatic rebalancing programs that you can use to reallocate your Account Value among your investment options. Under Option I you can rebalance your Account Value among the Subaccounts. Under Option II you can rebalance among the Subaccounts and the Guaranteed Interest Option.
To enroll in one of our automatic rebalancing programs, you must notify us in writing or through the Venerable client portal and tell us:

•	The percentage you want invested in each investment option (whole percentages only), and

•	How often you want the rebalancing to occur (quarterly, semiannually, or annually on a Contract Year basis).

Unless requested otherwise, automatic rebalancing will occur on the same day of the month as the Contract Date. If a Contract is established after the 28th, automatic rebalancing will occur on the first Business Day of the month following the Contract Date. If you elect quarterly automatic rebalancing, the rebalancing in the last quarter of the Contract Year will occur on the Contract Date Anniversary.
You may elect or terminate the automatic rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the automatic rebalancing program, it will remain in effect until you instruct us to terminate the program. Additionally, the automatic rebalancing program will terminate if you request an investment option transfer separate from those made through the automatic rebalancing program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to us. Termination requests can be made online through Venerable client portal. See “How to reach us” in “The Company.” There is no charge for the rebalancing feature.
Automatic Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the automatic rebalancing program with your financial professional before electing to participate in the program.

While your rebalancing program is in effect, we will transfer amounts among the investment options so that the percentage of your Account Value that you specify is invested in each option at the end of each rebalancing date. At any time, however, we may exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.
If you select Option II, you will be subject to our rules regarding transfers from the Guaranteed Interest Option to the Subaccounts. These rules are described above. Under Option II, a transfer into or out of the Guaranteed Interest Option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.
You may not elect Option I if you are participating in the General DCA program, or for Accumulator® PlusSM and Accumulator® SelectSM Contracts, the Special Money Market DCA Program. You may not elect Option II if you are participating in any DCA program.
If you elect a benefit that limits your Subaccounts, those limitations will also apply to the automatic rebalancing programs.
Systematic Withdrawals (All Contracts except Inherited IRA and Qualified Contracts)
You may elect to take systematic withdrawals at any time. You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Account Value. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.)
You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Account Value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.
If the Withdrawal Charges on your Contract have expired, you may elect a systematic withdrawal option in excess of the Account Value percentages described above, up to 100% of your Account Value. However, if you elect a systematic withdrawal option in excess of these limits, and make an additional contribution to your Contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.
If you have guaranteed benefits based on a Roll-up Benefit Base and your aggregate systematic withdrawals during any Contract Year exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a benefit base reduction that is greater than the withdrawal amount. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	You must select a date that is more than three calendar days prior to your Contract Date Anniversary; and

•	You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above.
You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each Contract Year. However, you may not change the amount or percentage in any Contract Year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.
For all Contracts except Accumulator® SelectSM, systematic withdrawals are not subject to a Withdrawal Charge, except to the extent that, when added to a partial withdrawal previously taken in the same Contract Year, the systematic withdrawal exceeds the 10% free withdrawal amount.
If you are over age 85, your enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit.
Substantially Equal Withdrawals (Rollover IRA, Roth Conversion IRA, Flexible Premium IRA and Flexible Premium Roth IRA Contracts)

You may elect to take substantially equal withdrawals at any time before age 59½. We offer our ‘‘substantially equal withdrawals option’’ to allow you to receive distributions from your Account Value without triggering the 10% additional federal income tax, which normally applies to distributions made before age 59½. See ‘‘FEDERAL TAX CONSIDERATIONS’’. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a Withdrawal Charge may apply (if applicable under your Contract). Once you begin to take substantially equal withdrawals, you should not:

•	Stop them;

•
Change the pattern of your withdrawals (e.g., take an additional partial withdrawal) because you could become liable for the 10% additional federal tax that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the tax; or

•	Contribute any more to the Contract until after the later of age 59½ or five full years after the first withdrawal.

If you have guaranteed benefits based on a Roll-up Benefit Base and your aggregate substantially equal withdrawals during any Contract Year exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a benefit base reduction that is greater than the withdrawal amount. See “How Withdrawals affect your GMIB and GMDB” in “WITHDRAWALS.”
In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.
We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your Contract Date Anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the Contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the Contract. We will calculate the new withdrawal amount.
For all Contracts except Accumulator® SelectSM, substantially equal withdrawals that we calculate for you are not subject to a Withdrawal Charge, except to the extent that, when added to a partial withdrawal previously taken in the same Contract Year, the substantially equal withdrawal exceeds the free withdrawal amount (see “10% Free Withdrawal Amount” in “CHARGES AND FEES”).
If you are over age 85, your enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit.
Lifetime Required Minimum Distribution (“RMD”) Withdrawals (Rollover IRA, Flexible Premium IRA and Rollover 403(b) Contracts only — See “FEDERAL TAX CONSIDERATIONS” for more information.)
We offer our automatic required minimum distribution (“RMD”) service to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. In such a case, a Withdrawal Charge may apply (if applicable under your Contract). Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected an optional benefit with a Roll-up Benefit Base, and amounts withdrawn from the Contract to meet RMDs exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a guaranteed benefit base reduction that is greater than the withdrawal amount. If you are over age 85, your enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit. See “How Withdrawals affect your GMIB and GMDB”) in “WITHDRAWALS.”
Also, the actuarial present value of additional Contract benefits must be added to the Account Value in calculating RMD withdrawals from 403(b) and IRA Contracts, which could increase the amount required to be withdrawn. Please refer to ‘‘FEDERAL TAX CONSIDERATIONS.”

The minimum amount we will pay out is $250. Currently, minimum distribution withdrawal payments will be made annually. See “Required minimum distributions” in “FEDERAL TAX CONSIDERATIONS” for your specific type of retirement arrangement.
See “Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), and IRAs) in “FEDERAL TAX CONSIDERATIONS.” for a discussion of the “applicable age” by which RMDs must begin. We will send a form outlining the distribution options available in the year you reach the “applicable age” if you have not begun your annuity payments before that time.
We do not impose a Withdrawal Charge on RMD withdrawals taken through our automatic RMD service except if, when added to a partial withdrawal previously taken in the same Contract Year, the minimum distribution withdrawal exceeds the 10% free withdrawal amount. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.
Under Rollover 403(b) Contracts, you may not elect our automatic RMD service if a loan is outstanding.
For Contracts with GMIB. Cumulative withdrawals, including RMD payments using our automatic RMD service, will reduce your GMIB benefit base on a pro rata basis. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
Owners of IRA and 403(b) Contracts generally should not reset the Roll-up Benefit Base if lifetime RMDs must begin before the end of the new exercise waiting period. See “OPTIONAL LIVING BENEFITS.”
Dollar-for-Dollar Withdrawal Service
If you have at least one guaranteed benefit where withdrawals reduce the benefit base on a dollar-for-dollar basis, you may request a one-time lump sum or systematic withdrawal through our Dollar-for-Dollar Withdrawal Service. Withdrawals under this automated withdrawal service will never result in a pro-rata reduction of the guaranteed benefit base. Systematic withdrawals set up using the Dollar-for-Dollar Withdrawal Service adjust automatically to account for financial transactions that may otherwise have an adverse impact on your guaranteed benefits, and, for certain types of withdrawals, adjust automatically to increase the withdrawal amount.
Withdrawals under the Dollar-for-Dollar Withdrawal Service will continue, even if your Account Value is low, until you terminate the service by notifying us in writing. If your Account Value is low and you have guaranteed benefits, you should consider ending the Dollar-for-Dollar Withdrawal Service. Except in certain circumstances, if your Account Value falls to zero, your Contract and any guaranteed benefits will be terminated. See “Effect of Your Account Value Falling to Zero” in “The ANNUITY CONTRACT” section of this prospectus for more information.
We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your Contract Date Anniversary.
There is no charge to use the Dollar-for-Dollar Withdrawal Service. Currently, we do not charge for quotes from the Dollar-for-Dollar Withdrawal Service but reserve the right to charge for such quotes upon advance notice to you. Please speak with your financial professional or call us for additional information about the Dollar-for-Dollar Withdrawal Service.
You may use the Dollar-for-Dollar Withdrawal Service to elect a one-time lump sum withdrawal or to enroll in systematic withdrawals at monthly, quarterly, or annual intervals. If you take withdrawals using this service, you must choose whether you want your withdrawal to be calculated to:

•	Preserve the Roll-up Benefit Base as of the last Contract Date Anniversary (or the benefit base as of the withdrawal transaction date); or

•	Take the full dollar-for-dollar withdrawal amount available under the Contract to avoid a pro-rata reduction of the guaranteed benefit base.

Roll-up Benefit Base Preservation. You can request a withdrawal that will preserve the Roll-up Benefit Base as of the last Contract Date Anniversary or the withdrawal transaction date. In general, this amount will be less than the Roll-up rate times the last Contract Date Anniversary benefit base. This calculation results from the fact that the Roll-up Benefit Base rolls up daily. If a withdrawal is taken on any day prior to the last day of the Contract Year, the daily Roll-up rate will be applied going forward to the reduced benefit base. Therefore, the benefit base is only fully increased by an annual amount that equals the Roll-up rate times the prior Contract Date Anniversary benefit base if there have been no withdrawals during that year.

Because the Roll-up Benefit Base no longer rolls up after age 85, any withdrawals you take after age 85 will always reduce your benefit base. If you wish to preserve your Roll-up Benefit Base, you must stop taking withdrawals after age 85. For more information about the impact of withdrawals on your guaranteed benefits after age 85, see ‘‘How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”
If you request a withdrawal calculation that preserves your Roll up Benefit Base, the Dollar-for-Dollar Withdrawal Service adjusts for investment options to which a 3% Roll-up rate applies (the EQ/Money Market option, except amounts allocated to the Account for Special Money Market DCA (if applicable), the Guaranteed Interest Option, and the loan reserve account under Rollover 403(b)) (the “lower Roll-up options”). If you want to preserve your Roll-up Benefit Base and you elected a guaranteed benefit that provides a 6% (or greater) roll-up, allocations of Account Value to any lower Roll-up option will generally reduce the amount of withdrawals under the Dollar-for-Dollar Withdrawal Service.
Full Dollar-for-Dollar Withdrawals. You can request to withdraw the full dollar-for-dollar withdrawal amount. Full dollar-for-dollar withdrawals reduce the guaranteed benefit base and cause the value of the benefit base on the next Contract Date Anniversary to be lower than the prior Contract Date Anniversary, assuming no additional contributions or resets have occurred. In general, taking full dollar-for-dollar withdrawals will cause a reduction to the guaranteed benefit base over time and decrease the full dollar-for-dollar withdrawal amount available in subsequent Contract Years. The reduction in the full dollar-for-dollar amounts is due to amounts being withdrawn prior to earning the full year’s annual compounded Roll-up rate. Although the benefit base will reduce over time, full dollar-for-dollar withdrawals taken through the service always reduce the benefit base by the amount of the withdrawal and never more than the withdrawal amount.
If you are over age 85, your Roll-up Benefit Base is no longer credited with the annual Roll-up rate, so even withdrawals based on the full dollar-for-dollar calculation will significantly reduce the value of your benefit. Every withdrawal you take will permanently reduce your Roll-up Benefit Base by at least the full amount of the withdrawal.
Loans under Rollover 403(b) Contracts
Loans under a Rollover 403(b) Contract are not permitted without employer or plan approval. We will not permit you to take a loan or have a loan outstanding while you are enrolled in our automatic RMD service.
Loans are subject to federal income tax limits and are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA.
A loan will not be treated as a taxable distribution unless:

•	It exceeds limits of federal income tax rules;

•	Interest and principal are not paid when due; or

•	In some instances, service with the employer terminates.

Taking a loan in excess of the Tax Code limits may result in adverse tax consequences.
Before we make a loan, you must properly complete and sign a loan request form. Loan processing may not be completed until we receive all information and approvals required to process the loan.
We will permit you to have only one loan outstanding at a time. The minimum loan amount is $1,000. The maximum amount is the lowest of:

•	The greater of

○	50% of your Cash Value, less any outstanding loan balance; or

○	$10,000 less any outstanding loan balance;

•	$50,000 less the highest outstanding loan balance in the last 12 months; or

•	The greater of:

○	90% of your Cash Value; or

○	Your Cash Value less $2,500.

The term of a loan is five years. However, if you use the loan to acquire your primary residence, the term may be up to 15 years. The term may not extend beyond the earliest of:

•	The date annuity payments begin;

•	The date the Contract terminates; and

•	The date a death benefit is paid (the outstanding loan, including any accrued but unpaid loan interest, will be deducted from the death benefit amount).

A loan request under your Rollover 403(b) Contract will be processed on the Business Day on which the properly completed loan request form is received. Interest will accrue daily on your outstanding loan at a rate we set. The loan interest rate is currently set at 6%. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state rules that may affect loans from a 403(b) Contract.
Tax consequences for failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future.
Loan reserve account. On the date your loan is processed, we will transfer the amount of your loan to the “loan reserve account.” Unless you specify otherwise, we will subtract your loan on a pro rata basis from your value in the Subaccounts and the Guaranteed Interest Option. If those amounts are insufficient, we will deduct all or a portion of the loan from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts). Amounts held in the loan reserve account do not participate in the investment experience of the Subaccounts or any other investment option under the Contract and, therefore, may affect your Account Value and death benefit whether or not the loan is repaid.
For the period of time your loan is outstanding, the loan reserve account rate we will credit will equal the loan interest rate minus a maximum rate of 2%. When you make a loan repayment, unless you specify otherwise, we will transfer the dollar amount of the loan repaid and the amount of interest earned from the loan reserve account to the investment options according to the allocation percentages we have on our records. For Accumulator® PlusSM Contracts, loan repayments are not considered contributions and therefore are not eligible for additional Credits.
If you elected a guaranteed benefit that provides a 6% (or greater) roll-up, a loan will effectively reduce the growth rate of your guaranteed benefits because the Roll-up to Age 85 benefit base rolls up at 3% with respect to amounts allocated to the loan reserve account. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”
Repayment. You are required to establish a repayment schedule when initiating a loan. Repayment terms may vary but will end at the end of the term of the loan. When you initiate a loan, a repayment amount is determined and you choose whether to repay the loan over the term on a monthly or quarterly basis. Once chosen, your repayment term and frequency cannot be changed. You may always pay more than the agreed upon repayment amount, and you may pay off the loan before the end of its term.
Loan repayments received will reduce the outstanding loan balance and such amounts, net of loan interest, will be transferred on a pro rata basis from the loan reserve account to the investment options in which your Account Value is then allocated.
Past Due Loans. A loan will become past due when a scheduled payment has not been received. Any loan payments made on a past due loan will apply to the oldest delinquent payment first for the purposes of avoiding defaulting on the loan. Any amount past due for more than three months will cause the loan to be in default.
Defaulted Loans. When a loan is in default the outstanding loan amount, including accrued interest, is treated as a normal disbursement for tax purposes and will be reported as a taxable distribution to the IRS. The distribution may be subject to tax penalties under Tax Code. If you have defaulted on a loan, interest will continue to accumulate on the balance until the loan is paid or you have a distributable event. Additionally, certain other tax rules apply to distributions from the Contract. See “FEDERAL TAX CONSIDERATIONS – Taxation of Qualified Contracts” for additional information.
Withdrawals to Repay a Loan. You may take a withdrawal from your Contract to make a loan payment or repay a loan that is in default, but any such withdrawal will be subject to the normal consequences of a withdrawal, including possible Withdrawal Charges. We cannot apply any amount withdrawn directly to a loan repayment. Rather, you will need to take the withdrawal and return the loan payment to us with a personal check or in another accepted method of payment.

FEDERAL TAX CONSIDERATIONS
Introduction
The Contract described in this Prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

•	Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;

•	Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this Prospectus;

•
This section addresses some, but not all, applicable federal income tax rules related to owning, making elections and/or initiating transactions under the Contract and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

•	We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and

•	No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

You should consult with a qualified tax and/or legal adviser before making elections or initiating transactions under the Contract. When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Tax Code that apply to your tax concerns.
We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.
Types of Contracts: Nonqualified or Qualified
The Contract described in this Prospectus may be purchased on a non-tax-qualified basis (Nonqualified Contracts) or on a tax-qualified basis (Qualified Contracts).
Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified retirement plans or arrangements. You may not deduct the amount of your contributions to a Nonqualified Contract. Rather, Nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.
Qualified Contracts. Qualified Contracts are designed for use by individuals whose contributions are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, or 408A of the Tax Code. Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.
Taxation of Credits
The tax basis of your Contract, also referred to as your investment in the Contract, does not include Credits received under an Accumulator® PlusSM Contract.

Taxation of Nonqualified Contracts
Taxation of Gains Prior to Distribution or Annuity Starting Date
General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

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Diversification. Tax Code Section 817(h) requires that in a Nonqualified Contract the investments of the Funds be “adequately diversified” in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the Funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the Funds’ assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a Subaccount’s corresponding Fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

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Investor Control. Although earnings under Nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income. Future guidance regarding the extent to which owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a proportional share of the assets of the separate account;

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Post-Death Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them, if necessary, to assure that they comply with the applicable requirements;

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Non-Natural Owners of a Nonqualified Contract. If the Owner of the Contract is not a natural person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the Contract value over the “investment in the Contract” (generally, the contributions or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural owner should consult with a tax and/or legal adviser before purchasing the Contract. When the Contract Owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

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Delayed Annuity Starting Date. If the Contract’s annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions
General. When a withdrawal from a Nonqualified Contract occurs before the Contract’s annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract value (unreduced by the amount of any Withdrawal Charge) immediately before the distribution over the contract owner’s investment in the Contract at that time. Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, if available, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.
In the case of a surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in the Contract.

10% Additional Tax. A distribution from a Nonqualified Contract may be subject to an additional tax equal to 10% of the amount treated as income. In general, however, there is no additional tax on distributions:

•	Made on or after the taxpayer reaches age 59½;

•	Made on or after the death of a Contract Owner (or the primary Annuitant if the Contract Owner is a non-natural person);

•	Attributable to the taxpayer becoming disabled as defined in the Tax Code;

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Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

•	The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% additional tax does not apply to distributions from a Nonqualified Contract that is an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the 10% additional tax.
Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment, or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.
If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

•	First, from any remaining “investment in the contract” made prior to August 14, 1982, and exchanged into the Contract;

•	Next, from any “income on the contract” attributable to the investment made prior to August 14, 1982;

•	Then, from any “income on the contract” attributable to investments made after August 13, 1982; and

•	Lastly, from any remaining “investment in the contract” made after August 13, 1982.

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the amount exchanged from the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to a 10% additional tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.
Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed, and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each additional annuity payment is subject to tax as ordinary income.
Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.
Death Benefits. Subject to the Tax Code section 72(s), as applicable, amounts may be distributed from a Nonqualified Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:

•	On or after you begin receiving annuity payments under the Contract; or

•	Before you begin receiving such distributions.

If your death occurs on or after you begin receiving annuity payments, any remaining distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2020, your entire balance must be distributed by August 31, 2025. However, if distributions begin within one year of your death to a designated beneficiary, then payments may be made over one of the following timeframes:

•	Over the life of the designated beneficiary; or

•	Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new Contract Owner. For this purpose, a “designated beneficiary” is an individual designated as a beneficiary by the Contract Owner. If the Contract Owner is a non-natural person and the primary Annuitant dies or is changed, the same rules apply as outlined above for the death of the Contract Owner.
Generally, amounts distributed from a Contract because of your death or the death of the Annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:

•	If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or

•	If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the Contract value and receive payments.
If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the Annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

•	If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

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If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the contributions and the Account Value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.
Collateral Assignments, Pledges, Gratuitous Transfers, and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the Contract value of a Nonqualified Contract is treated as a distribution of such amount or portion. If the entire Contract value is pledged or collaterally assigned, additional increases in the Contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).
If an owner transfers a Nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner’s spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the “cash surrender value” and the investment in the Contract at the time of the transfer. In such case, the transferee’s investment in the Contract will be increased to reflect the amount that is included in the transferor’s income. The exceptions for transfers to an owner’s spouse or former spouse are limited to individuals who are treated as spouses under federal law.
The designation of an Annuitant or payee other than an Owner may result in certain tax consequences to you that are generally not discussed herein.
Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other transactions, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.
Multiple Contracts. Tax laws require that all Nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from Nonqualified contracts. This tax only applies to taxpayers with “modified adjusted gross income” above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.
Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.
Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.
If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.
If the payee of a distribution from the Contract is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.
Taxation of Qualified Contracts
Eligible Retirement Plans and Programs
The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:

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Sections 401(a) and 401(k) Plans. Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;

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403(b) Plans. Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the contributions made, within certain limits, to a Contract that will provide an annuity for the employee’s retirement; and

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Individual Retirement Annuities (“IRA”) and Roth IRA. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this Prospectus for qualification as an IRA or Roth IRA, as applicable, and has not addressed, in a ruling of general applicability, whether the Contract’s death benefit provisions comply with IRA or Roth IRA, as applicable, qualification requirements.

The Company may offer or may have offered the Contract for use with certain other types of plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.
Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.  For tax years beginning after December 31, 2023, a distribution from a 529 account, established under a state 529 qualified tuition program, may be transferred tax-free via a direct trustee-to-trustee transfer to a Roth IRA maintained for the 529 account’s designated beneficiary. The maximum amount that may be transferred tax-free in any year cannot exceed the Roth IRA contribution limit for the 529 account’s designated beneficiary, and the aggregate amount for all years may not exceed $35,000.
A 10% additional tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS.
Limits on IRA and Roth IRA Rollovers. You may roll over a distribution from an IRA to an IRA only once in any 12-month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.
Taxation
The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and the specific terms and conditions of the Qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on income phase (i.e., annuity) payments from a Qualified Contract, depends upon the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.
Adverse tax consequences may result from:

•	Contributions in excess of specified limits;

•	Distributions before age 59½ (subject to certain exceptions);

•	Distributions that do not conform to specified commencement and minimum distribution rules; and

•	Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this Prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs.  Contract Owners, sponsoring employers, participants, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract unless we consent in writing.
Contract Owners, sponsoring employers, participants, Annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law, including any applicable non-discrimination rules under the Tax Code.  Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.
Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this Prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified agent/registered representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.
401(a), 401(k), and 403(b) Plans. The total annual contributions (including pre-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $69,000 (2024). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125, 132(f)(4), or 457.
This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $23,000 (2024). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.
Contributions to your account(s) will generally be excluded from your gross income unless contributed to a designated Roth account in the plan.
Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the participant’s taxable year may contribute an additional amount not to exceed the lesser of:

•	$7,500 (2024); or

•	The participant’s compensation for the year reduced by any other elective deferrals of the participant for the year.

IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year. For 2024, the contribution to your traditional IRA generally cannot exceed the lesser of $7,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000.  Both of these contribution limits are subject to annual adjustments for cost-of-living increases.  Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income (“MAGI”), tax filing status, and whether you or your spouse are an active participant in a retirement plan.
You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2024, the contribution to a Roth IRA cannot exceed the lesser of $7,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000.  Both of these contribution limits are subject to annual adjustments for cost-of-living increases.  The amount you can contribute to a Roth IRA is generally reduced by the amount of any contributions you make to an individual retirement plan for your benefit. Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.
Your employer generally may establish a SIMPLE IRA for you if your employer has 100 or fewer employees and maintains no other qualified retirement plan. You may make elective deferrals to a SIMPLE IRA by reducing your salary up to a limit. For 2024, the limit is $16,000. If you are age 50 or older, you can make an additional catch-up deferral of $3,500. Both of these contribution limits are subject to annual adjustments for cost-of-living increases. Each year, your employer must contribute either (1) a matching contribution equal to your salary reduction (not including any additional catch-up deferral) up to a limit of 3% of your compensation or (2) a nonelective contribution equal to 2% of your compensation, not to exceed a limit, provided you earn at least $5,000. For 2024, the limit is $345,000, adjusted annually for cost-of-living increases thereafter. For taxable years beginning after 2023, in the case of an employer with 25 or fewer employees, the limits on employee deferrals and catch-up deferrals are increased to 110% of the limits that would otherwise apply. These limits are subject to annual adjustments for cost-of-living increases. Employers with 26 to 100 employees may elect to apply the higher limits but must then provide an increased matching contribution of up to 4% (instead of 3%) or a nonelective contribution of up to 3% (instead of 2%). The increased limits apply only if the employer did not maintain a 401(a), 401(k), 403(a), or 403(b) plan during the three taxable years immediately preceding the first year of the SIMPLE plan for substantially the same eligible employees.
Your employer may establish a SEP IRA for each eligible employee. Employer contributions cannot exceed the lesser of (1) 25% of your compensation or (2) a specified limit. For 2024, the limit is $69,000.

Distributions − General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.
Section 401(a), 401(k), and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:

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The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

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You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code;

•	The distribution is a qualified distribution from a designated Roth account; or

•	The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:

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Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;

•	A required minimum distribution under Tax Code Section 401(a)(9);

•	A hardship withdrawal; or

•	Otherwise recognized under applicable regulations as not eligible for rollover.

Traditional IRAs. All distributions from a traditional IRA are generally taxed as received unless either one of the following is true:

•	The distribution is directly transferred or rolled over within 60 days to another traditional IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

•	You made after-tax contributions to the traditional IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of a distribution from a qualified Contract.
Exceptions to the 10% additional tax apply if:

•	You have attained age 59½;

•	You have become disabled, as defined in the Tax Code;

•	You have died and the distribution is to your beneficiary;

•	The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;

•	The distribution is paid directly to the government in accordance with an IRS levy;

•	The distribution is a qualified reservist distribution as defined under the Tax Code;

•	The distribution is a qualified birth or adoption distribution;

•	The distribution is an emergency personal expense distribution;

•	The distribution is an eligible distribution to a domestic abuse victim;

•	The distribution is made to an employee who is a terminally ill individual;

•	The distribution is eligible for relief extended to victims of certain natural disasters; or

•	You have unreimbursed medical expenses that are deductible (without regard to whether you itemize deductions).

Additional exceptions may apply to distributions from a traditional or Roth IRA if:

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The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

•	The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);

•	The distributions are not more than your qualified higher education expenses; or

•	You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:

•	You have separated from service with the plan sponsor at or after age 55;

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You are a qualified public safety employee or a private sector firefighter taking a distribution from a governmental plan or from a qualified plan, a 403(a) plan, or a 403(b) contract and you separated from service after age 50;

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You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;

•	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”); or

•	The distribution is a distribution from a pension-linked emergency savings account as defined in the Tax Code.

The Tax Code may provide other exceptions or impose other additional taxes in other circumstances. You should consult your tax adviser regarding whether an exception applies in your circumstances.
Roth IRAs. A qualified distribution from a Roth IRA is not includible in gross income. A qualified distribution from a Roth IRA is a payment or distribution that meets the following two requirements:

•	It is made after the five-year period beginning with the first taxable year for which a contribution was made to any Roth IRA established for the benefit of the owner; and

•	It is:

○	Made on or after the date on which the owner attains age 59½;

○	Made to a beneficiary (or to the estate of the owner) on or after the death of the owner;

○	Attributable to the owner being disabled (within the meaning of the Tax Code); or

○	A qualified first-time homebuyer distribution (within the meaning of the Tax Code).

If a payment or a distribution from a Roth IRA is not a qualified distribution, the portion allocable to earnings is includible in gross income and may be subject to the additional 10% additional tax discussed above.
Special ordering rules apply for purposes of determining the taxable portion of a payment or distribution from a Roth account under a qualified plan.
Distributions − Eligibility
Distributions generally may occur only upon the occurrence of certain events. The terms of your 401(a), 401(k), 403(a) or 403(b) plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans. You should consult your plan administrator to determine if you are eligible to take a distribution from your plan.
401(a) Pension Plans, 401(k) Plans, and 403(b) Plans. Subject to the terms of your plan, distributions generally may occur only upon:

•	Retirement;

•	Death;

•	Disability;

•	Severance from employment;

•	Attainment of age 59½;

•	Termination of the plan; or

•	Meeting other circumstances as allowed by federal law, regulations, or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code. For 401(k) and 403(b) Plans, distributions generally may occur upon financial hardship.
If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions that generally apply to 403(b)(7) accounts under the Tax Code.
Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (non-Roth 401(a), 401(k), 403(b) and IRAs)
To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

•	The start date for distributions;

•	The time period in which all amounts in your Contract(s) must be distributed; and

•	Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain the “applicable age” or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

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Under 401(a), 401(k), or 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain the applicable age; or

•
Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Applicable Age. The “applicable age” for purpose of starting required minimum distributions is:

If you were born…	Your “applicable age” is…
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960*	73*
After 1958*	75*
*	If you were born in 1959, you should consult your tax adviser regarding your “applicable age,” because it is not clear under SECURE 2.0 whether your “applicable age” is age 73 or age 75.
Time Period. You must receive distributions from the Contract over a period not extending beyond one of the following time periods:

•	Over your life or the joint lives of you and your designated beneficiary; or

•	Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of the last valuation date, as applicable, of the preceding year by the applicable denominator. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.
If you choose to take some or all of your RMDs in the form of annuity payments rather than withdrawals, the payments may be made over your life, your life and the life of your designated beneficiary, for a certain period, or for life with or without a period certain. If you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made might need to be accelerated at the end of the maximum allowed period (or otherwise modified after your death if permitted under federal tax law and by the Company) in order to comply with the post-death distribution requirements (described below).
25% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 25% excise tax is imposed on the required amount that was not distributed. The excise tax is reduced to 10% if a taxpayer receives a distribution during the “correction window” of the amount of the missed RMD from the same plan to which the excise tax relates and satisfies certain other conditions. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs and Designated Roth Accounts. Required minimum distributions are not applicable to Roth IRAs during your lifetime. For taxable years beginning on or before December 31, 2023, required minimum distributions during your lifetime were applicable to designated Roth accounts under 401(k) and 403(b) plans. Further information regarding required minimum distributions may be found in your Contract.  For taxable years beginning after December 31, 2023, lifetime minimum distributions are no longer required for designated Roth accounts under 401(k) and 403(b) plans. Required minimum distributions must still be taken from designated Roth accounts for 2023, including those with a required beginning date of April 1, 2024.
Required Distributions upon Death (401(a), 401(k), 403(b), IRAs and Roth IRAs)
Upon your death under a Qualified Contract, any remaining interest must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your Qualified Contract shall be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.
Death before Your Required Beginning Date. In general, if you die before your required beginning date, and you have a designated beneficiary, any remaining interest in your Contract must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”). A designated beneficiary is any individual designated as a beneficiary by the IRA owner or an employee-annuitant. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An EDB (other than a minor child) can generally stretch distributions over their life or life expectancy if payments begin the end of the calendar year following the year  of your death and continuing over the EDB’s remaining life expectancy after the EDB’s death. Special rules apply to EDBs who are minors and to beneficiaries that are not individuals.
Death on or after Your Required Beginning Date. In general, if you die on or after your required beginning date, and you have a designated beneficiary who is not an EDB, any remaining interest in your Contract must continue to be distributed over the longer of your remaining life expectancy and your beneficiary’s life expectancy (or more rapidly), but all amounts must be distributed within 10 years of your death. If your beneficiary is an EDB (other than a minor child), distributions must continue over the longer of your remaining life expectancy and the EDB’s life expectancy (or more rapidly), but all amounts must be distributed within 10 years of the EDB’s death. Special rules apply to EDBs who are minors, EDBs who are older than the Owner, and beneficiaries that are not individuals.
Spousal Continuation. If your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after their death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.
Certain transition rules may apply. Please consult your tax adviser.
The minimum distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You should consult a professional tax adviser for tax advice as to your particular situation.
Withholding
In general, the withholding rules described above for Nonqualified Contracts also apply to Qualified Contracts. In addition, special withholding rules apply to eligible rollover distributions from 401(a), 401(k), 403(a) and 403(b) plans.
401(a), 401(k), and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distribution to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

Assignment and Other Transfers
401(a), 401(k), and 403(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:

•	A plan participant as a means to provide benefit payments;

•	An alternate payee under a QDRO in accordance with Tax Code Section 414(p);

•	The Company as collateral for a loan, if available; or

•	The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract (other than a transfer incident to a divorce or separation instrument in accordance with Tax Code Section 408(d)(6)) to any person other than the Company. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.  If you borrow any money under, or by use or assignment of, your IRA, the IRA will lose its tax-favored status, and you will be required to include in your gross income the fair market value of your IRA as of the first day of the tax year in which the borrowing, pledge, or assignment occurred. You may also be required to pay a 10% early distribution additional tax.
Tax Consequences of Living Benefits and Enhanced Death Benefits
Earnings Enhancement Benefit (“EEB”). In order to enhance the amount of the death benefit to be paid at the Owner’s death, you may have purchased an EEB rider for your Nonqualified Contract.
Although we regard this benefit as an investment protection feature which is part of the Contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the EEB rider is not part of the Contract. In such a case, the charges for the EEB rider could be treated for federal income tax purposes as a partial withdrawal from the Contract. If this were so, such a deemed withdrawal could be taxable, and for Contract Owners under age 591/2, also subject to a 10% additional tax. Were the IRS to take this position, the Company would take all reasonable steps to attempt to avoid this result, which could include amending the Contract (with appropriate notice to you).
Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of contributions and the Account Value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your legal and/or tax adviser about the tax consequences of enhanced death benefits.
Same-Sex Marriages
If allowed under the requirements of the Tax Code, the Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term “spouse” does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. Please consult your tax and/or legal adviser for further information about this subject.
Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation, rulings, and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company
We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of the Company.
We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the Separate Account before being used by the Company.
In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your Contract value invested in the Subaccounts.

OTHER INFORMATION
About Our General Account
No financial institution, brokerage firm or insurance agency has any liability with respect to a Contract’s Account Value or any guaranteed benefits with which the Contract was issued (such as optional death benefits or living benefits). The Company is solely responsible to the Contract Owner for the Contract’s Account Value and such guaranteed benefits. The general obligations and any guaranteed benefits under the Contract are supported by the Company’s general account and are subject to the Company’s claims paying ability and financial strength. An Owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular Contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and speak with your financial representative. For Accumulator® PlusSM Contracts, Credits allocated to your Account Value are funded from our general account.
The general account is subject to regulation and supervision by the Iowa State Insurance Division and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the Contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940.
The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
Reports to Contract Owners
We confirm purchase, transfer, and withdrawal transactions in compliance with applicable regulatory requirements. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the Account Value, Cash Value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your Account Value and reflects the amounts deducted from or added to the Account Value. We request that you notify us within 30 days of any error in reports you receive from us. We will notify you when any shareholder reports of the Funds in which Separate Account EQ invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.
Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:

•	On any Business Day when the New York Stock Exchange (“NYSE”) is closed (except customary weekend and holiday closings);

•	When an emergency exists as determined by the SEC; or

•	During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.
Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.
In Case of Errors in Your Application
If an age or gender given in the application or enrollment form for the EFLIC Contract is misstated, the amounts payable or benefits provided by the Contract shall be those that the contributions would have bought had the age or gender not been misstated.
Contract Changes – Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Account Value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.
Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents, and customers to comply with certain procedures and standards that serve to assure that our customers’ identities are properly verified and that premiums and loan repayments, if applicable, are not derived from improper sources.
Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.
We may also refuse to accept certain forms of contributions or loan repayments (including but not limited to cash, traveler’s cheques, starter checks from a new account, credit card checks and certain third-party checks) or restrict the amount of certain forms of contributions or loan repayments (including but not limited to cashier’s checks, bank drafts, bank checks and treasurer’s checks totaling more than $10,000). In addition, we may require information as to why a particular form of payment was used and the source of the Funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment.
Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.
Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.
Unclaimed Property
Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract Owners, insureds, beneficiaries, and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.
Contract Owners are urged to keep their own, as well as their beneficiaries’ and other payees’ information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling 1-800-366-0066.
State Variations
EFLIC Contracts issued in your state (and, consequently, a Contract issued in exchange for an EFLIC Contract issued in your state) may provide different features and benefits from, and impose different costs than, those described in this Prospectus. Material variations are described in “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.” Also see your Contract, including any endorsements and riders, for details.

Order Processing
In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the Fund when the order was executed and the price of the Fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.
Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect on Separate Account EQ, the Company’s ability to meet its obligations under the Contract, or Directed Services LLC’s (“DSL”) ability to perform its obligations with respect to the Contract. Notwithstanding the foregoing:

•
Litigation. The Company and/or DSL are or may be involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. In addition, the life insurance industry has experienced litigation alleging, for example, that insurance companies have breached the terms of their life insurance policies by increasing the insurance rates of the applicable policies inappropriately or by factoring into rate adjustments elements not disclosed under the terms of the applicable policies, and, consequently, unjustly enriched themselves. This litigation is generally known as cost of insurance litigation. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on either the Company’s or DSL’s operations or financial position.

•
Regulatory Matters. As with other financial services companies, the Company, and its affiliates, including DSL, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company and DSL to cooperate fully in these matters. Regulatory investigations, exams, inquiries, and audits could result in regulatory action against the Company and/or DSL or subject the Company and/or DSL to settlement payments, fines, penalties, and other financial consequences, as well as changes to the Company’s and/or DSL’s policies and procedures.

The outcome of a litigation/arbitration or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation/arbitration and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s and/or DSL’s results of operations or cash flows in a particular quarterly or annual period.
State Regulation
We are regulated by the Insurance Division of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this Prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.
Automatic Investment Program
Only for Nonqualified, Rollover IRA, Roth Conversion IRA, Flexible Premium IRA and Flexible Premium Roth IRA Contracts issued in exchange for an EFLIC Contract issued in Florida or Oregon. You may use our automatic investment program, or “AIP,” to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as an additional contribution into a Florida or Oregon Nonqualified, Rollover IRA, Roth Conversion IRA, Flexible Premium IRA or Flexible Premium Roth IRA Contract on a monthly or quarterly basis. AIP is not available for any other type of Contract. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if the automatic investment program is available in your state.

For Nonqualified, Rollover IRA, and Roth Conversion IRA Contracts, the minimum amounts we will deduct are $100 monthly and $300 quarterly. Under Flexible Premium IRA and Flexible Premium Roth IRA Contracts, the minimum amount we will deduct is $50. Under the IRA Contracts, these amounts are subject to the tax maximums. AIP additional contributions may be allocated to any of the Subaccounts and the Guaranteed Interest Option, but not the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts). You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month.
You may cancel AIP at any time by notifying us. We are not responsible for any debits made to your account before the time written notice of cancellation is received by us in Good Order.
Financial Statements
The financial statements of Separate Account No. EQ, as well as the financial statements and financial statement schedules of the Company, are included in the SAI. The financial statements and financial statement schedules of the Company have relevance to the Contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the Contracts. The SAI is available free of charge. You may request one by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.
Transfers of Ownership and Collateral Assignments
You can transfer ownership of a Non-Qualified Contract at any time before annuity payments begin. We will continue to treat you as the Owner until we receive written notification of any change.
We may refuse to process a change of ownership of a Nonqualified Contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).
Following a change of ownership, the existing beneficiary designations will remain in effect until the new Owner provides new designations.
If the GMDB, GMIB, and/or the EEB (collectively, the “Benefit”) is in effect, generally the Benefit will automatically terminate if you change ownership of the Contract or if you assign the Owner’s right to change the beneficiary or person to whom annuity payments will be made. However, the Benefit will not terminate if the ownership of the Contract is transferred from a non-natural Owner to an individual or from an individual to a non-natural owner if the Contract will continue to be based on the Annuitant’s life. The Benefit also does not terminate if you transfer your individually-owned Contract to a trust held for your (or your and your immediate family’s) benefit; the Benefit will continue to be based on your life. If you were not the Annuitant under the individually-owned Contract, you will become the Annuitant when ownership is changed. Please speak with your financial professional for further information.
See “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating any benefits under your Contract.
You cannot assign or transfer ownership of an IRA, Qualified, or Rollover 403(b) Contract except by surrender to us. If your individual retirement annuity Contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA Contract to yourself.
For limited transfers of ownership after the Owner’s death see “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.” You may direct the transfer of the values under your IRA, Qualified, or Rollover 403(b) Contract to another similar arrangement under Federal income tax rules. In the case of such a transfer that involves a surrender of your Contract, we will impose a Withdrawal Charge, if one applies.
The Contract cannot be assigned or pledged as collateral or security for a loan or other obligation.

How Divorce May Affect Your Guaranteed Benefits
Our optional benefits do not provide a Cash Value or any minimum Account Value. In the event that you and your spouse become divorced after you purchase a Contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Account Value to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the Contract. This means that your guaranteed benefit will be reduced and a Withdrawal Charge may apply.
Distribution of the Contracts
The EFLIC Contracts were initially distributed by both Equitable Advisors and Equitable Distributors. Each is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Upon novation of the EFLIC Contracts to the Contracts issued by the Company, our sister company, Directed Services LLC (“DSL”), whose principal address is 1475 Dunwoody Drive, Suite 200, West Chester, Pennsylvania 19380 became the principal underwriter/distributor of the Contracts. DSL is also the principal underwriter/distributor for our other variable contracts issued by the Company. DSL, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act, and is a member of FINRA.
DSL does not retain any commissions or compensation paid to it by the Company for distribution of the Contracts. As part of the exchange offer, DSL entered into agreements with both Equitable Advisors and Equitable Distributors and other unaffiliated broker/dealers who sold the EFLIC Contracts through their registered representatives and who are licensed to sell securities and variable insurance products (“selling firms”). The selling firms are also registered with the SEC and are FINRA member firms.
Although the Contracts are not offered for new sales, DSL pays selling firms compensation for the past promotion and sale of the EFLIC Contracts. Registered representatives of the selling firms who solicited sales of the Contracts typically receive a portion of the compensation paid by DSL to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by Contract Owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.
DSL pays selling firms for past EFLIC Contract sales according to one or more schedules as initially agreed to with Equitable Advisors and Equitable Distributors.
Compensation to Equitable Advisors and Equitable Distributors. DSL pays compensation to Equitable Advisors and Equitable Distributors based on contributions made to the Contracts sold through those respective firms (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions to Equitable Advisors and 7.50% to Equitable Distributors. As applicable, they then may pay a portion of the contribution-based compensation received from the Company to the registered representative and/or the selling firm making the sale. In some instances, a registered representative or a selling firm may elect to receive reduced contribution-based compensation on a Contract in combination with ongoing annual compensation of up to 1.20% of the Account Value of the EFLIC Contract sold (“asset-based compensation”). Total compensation paid to a registered representative or a selling firm electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. When an EFLIC Contract was sold by a selling firm, the selling firm determined the amount and type of compensation paid to the selling firm’s registered representative for the sale of the EFLIC Contract. Therefore, you should contact your registered representative for information about the compensation he or she receives and any related incentives.
Equitable Advisors and Equitable Distributors may have had special compensation arrangements with certain selling firms based on those firms’ aggregate sales of the EFLIC Contracts or other criteria. These special compensation arrangements were not offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.
Commissions and other compensation is paid from our general account assets, which include the fees and charges you pay under the Contract.

No additional compensation is paid in connection with any of the Contract’s optional benefits as described in this Prospectus. This is a general discussion of the types and levels of compensation paid by us for the past sale of the EFLIC Contracts. It is important for you to know that the payment of volume or sales-based compensation to a selling firm or registered representative may have provided that registered representative a financial incentive to promote the EFLIC Contract over another.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT
The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at  https://docs.venerable.com/#/landing?prod=92264H1427&doctype=spros. You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. If you elected certain guaranteed benefits, you may only invest in the Funds listed in the designated table at the end of this Appendix.
The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to achieve capital appreciation.	1290 VT GAMCO Mergers & Acquisitions Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: GAMCO Asset Management, Inc.	Class IB Shares 1.29%[1]	9.53%	4.22%	3.39%
Seeks to maximize capital appreciation.	1290 VT GAMCO Small Company Value Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: GAMCO Asset Management, Inc.	Class IB Shares 1.06%	21.04%	12.82%	7.94%
Seeks to achieve long-term capital appreciation.	1290 VT SmartBeta Equity ESG Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AXA Investment Managers US Inc.	Class IB Shares 1.10%[1]	16.49%	11.53%	8.52%
Seeks to achieve long-term capital appreciation.	1290 VT Socially Responsible Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: BlackRock Investment Management, LLC	Class IB Shares 0.92%	27.50%	15.12%	11.32%

1	This Fund is subject to a temporary expense reimbursement or fee waiver arrangement and the annual expenses shown reflect these temporary fee reduction arrangements. See the Fund’s prospectus for more information about the fee reduction arrangement.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/2000 Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., BlackRock Investment Management, LLC	Class IB Shares 0.84%	15.99%	8.76%	6.15%
The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/400 Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., BlackRock Investment Management, LLC	Class IB Shares 0.85%[1]	15.44%	11.32%	8.11%
Seeks to achieve a balance of current income and capital appreciation, consistent with a prudent level of risk.	EQ/AB Short Duration Government Bond Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.77%[1]	4.35%	1.11%	0.60%
Seeks to achieve long-term growth of capital.	EQ/AB Small Cap Growth Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.93%	17.70%	10.59%	7.78%
Seeks to achieve long-term capital appreciation.	EQ/Aggressive Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.18%	18.37%	10.23%	7.07%
Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	EQ/Aggressive Growth Strategy Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.05%	18.17%	9.60%	6.91%
Seeks long-term capital appreciation and current income.	EQ/Balanced Strategy Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 0.99%	13.22%	6.13%	4.53%
Seeks to achieve capital appreciation, which may occasionally be short-term, with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/ClearBridge Select Equity Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: ClearBridge Investments, LLC, BlackRock Investment Management, LLC	Class IB Shares 1.06%[1]	24.58%	15.63%	9.90%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000 Index.	EQ/Common Stock Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.67%[1]	25.13%	14.45%	10.79%
Seeks to achieve a high level of current income.	EQ/Conservative Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.00%[1]	8.02%	2.60%	2.15%
Seeks to achieve current income and growth of capital, with a greater emphasis on current income.	EQ/Conservative-Plus Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 0.85%[1]	10.86%	4.76%	3.57%
Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg U.S. Intermediate Government/Credit Bond Index (“Intermediate Government Credit Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Credit Index.	EQ/Core Bond Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: SSGA Funds Management, Inc.	Class IB Shares 0.64%[1]	4.51%	1.02%	1.11%
Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500® Composite Stock Index (“S&P 500 Index”), including reinvestment of dividends, at a risk level consistent with that of the S&P 500 Index.	EQ/Equity 500 Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.54%[1]	25.57%	15.03%	11.37%
Seeks to achieve long-term total return with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Franklin Small Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Franklin Mutual Advisers, LLC, BlackRock Investment Management, LLC	Class IB Shares 1.05%[1]	14.07%	9.78%	6.35%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Global Equity Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Morgan Stanley Investment Management Inc., Invesco Advisers, Inc., BlackRock Investment Management, LLC	Class IB Shares 1.10%[1]	21.37%	9.74%	6.29%
Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg U.S. Intermediate Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.	EQ/Intermediate Government Bond Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: SSGA Funds Management, Inc.	Class IB Shares 0.64%[1]	3.87%	0.39%	0.56%
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/International Core Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Federated Global Investment Management Corp., Massachusetts Financial Services Company d/b/a MFS Investment Management, EARNEST Partners, LLC, BlackRock Investment Management, LLC	Class IB Shares 1.06%	16.85%	7.96%	3.55%
Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro-STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	EQ/International Equity Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.72%[1]	19.04%	8.10%	3.69%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to provide current income and long-term growth of income, accompanied by growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/International Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Harris Associates L.P., BlackRock Investment Management, LLC	Class IB Shares 1.03%	18.52%	7.60%	3.02%
Seeks to achieve capital growth.	EQ/Janus Enterprise Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: Janus Henderson Investors US LLC	Class IB Shares 1.05%	17.01%	13.08%	7.62%
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Core Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Capital International, Inc., GQG Partners LLC, Vaughan Nelson Investment Management, BlackRock Investment Management, LLC	Class IB Shares 0.90%	23.98%	14.26%	10.58%
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with the Russell 1000® Growth Index.	EQ/Large Cap Growth Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.73%	41.54%	18.63%	14.02%
Seeks to provide long-term capital growth with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Growth Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Loomis, Sayles & Company, L.P., J.P. Morgan Investment Management Inc., HS Management Partners, LLC, Polen Capital Management, LLC, T. Rowe Price Associates, Inc., BlackRock Investment Management, LLC	Class IB Shares 0.88%	38.97%	16.20%	12.47%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	EQ/Large Cap Value Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.74%	10.71%	10.15%	7.66%
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., Aristotle Capital Management, LLC, Massachusetts Financial Services Company d/b/a MFS Investment Management	Class IB Shares 0.87%	14.01%	10.78%	7.82%
Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s MidCap 400® Index (“S&P MidCap 400 Index”), including reinvestment of dividends, at a risk level consistent with that of the S&P MidCap 400 Index.	EQ/Mid Cap Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.65%[1]	15.77%	11.88%	8.54%
Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Mid Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: Diamond Hill Capital Management, Inc., Wellington Management Company LLP, BlackRock Investment Management, LLC	Class IB Shares 0.97%	13.79%	10.36%	7.21%
Seeks to achieve long-term capital appreciation and current income.	EQ/Moderate Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.11%	12.31%	5.76%	4.17%
Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	EQ/Moderate-Plus Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.13%	15.36%	8.10%	5.67%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	EQ/Money Market Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: Dreyfus, a division of Mellon Investment Corporation	Class IB Shares 0.69%	4.47%	1.48%	0.90%
Seeks to achieve high current income consistent with moderate risk to capital.	EQ/Quality Bond PLUS Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., Pacific Investment Management Company LLC	Class IB Shares 0.86%	4.35%	0.51%	0.84%
Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index (“Russell 2000”).	EQ/Small Company Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.64%	16.72%	10.06%	7.01%
Seeks to achieve long-term growth of capital.	Multimanager Technology Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	Class IB Shares 1.24%[1]	49.53%	19.07%	16.18%

GMIB WITHOUT THE GREATER OF 6.5% (OR 6%) ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT available Investment Options:
EQ/Aggressive Allocation Portfolio	EQ/Moderate Allocation Portfolio
EQ/Conservative Allocation Portfolio	EQ/Moderate-Plus Allocation Portfolio
EQ/Conservative-Plus Allocation Portfolio	EQ/AB Short Duration Government Bond Portfolio
EQ/Aggressive Growth Strategy Portfolio	EQ/Equity 500 Index Portfolio
See “The GMIB Roll-up Benefit Base May Also Be Eligible for Resets” disclosures in the “Guaranteed Minimum Income Benefit (“GMIB”)” subsection of “OPTIONAL LIVING BENEFITS.”

APPENDIX B – ENHANCED DEATH BENEFIT EXAMPLES
The death benefit under the Contract is equal to the Account Value or, if greater, the enhanced death benefit, if elected.
Example #1
The following illustrates the enhanced death benefit calculation for Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM Contracts. The enhanced death benefit calculation for Accumulator® PlusSM Contracts is illustrated on the next page. Assuming $100,000 is allocated to the Subaccounts (with no allocation to the Lower Roll-up Rate Options; see Calculating Your Roll-up Benefit Base Following a Transfer”), no additional contributions, no transfers, no withdrawals and no loans under a Rollover 403(b) Contract, the enhanced death benefit for an Owner age 45 would be calculated as follows:

End of Contract Year	Account Value	6.5% Roll-up to Age 85 Benefit Base	6% Roll-up to Age 85 Benefit Base	Annual Ratchet to Age 85 Benefit Base
1	$105,000	$106,500	$106,000	$105,000
2	$115,500	$113,423	$112,360	$115,500
3	$129,360	$120,795	$119,102	$129,360
4	$103,488	$128,647	$126,248	$129,360
5	$113,837	$137,009	$133,823	$129,360
6	$127,497	$145,914	$141,852	$129,360
7	$127,497	$155,399	$150,363	$129,360
The Account Values for Contract Years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results and reflect the deduction of all fees and charges.
Annual Ratchet to Age 85 Death Benefit. At the end of Contract Years 1 through 3, the Annual Ratchet to Age 85 enhanced death benefit is equal to the current Account Value. At the end of Contract Years 4 through 7, the death benefit is equal to the Annual Ratchet to Age 85 enhanced death benefit at the end of the prior year because it is higher than the current Account Value.
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85.
At the end of Contract Years 2 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85. At the end of Contract Years 1 and 5 through 7, the enhanced death benefit will be based on the 6.5% Roll-up to Age 85.
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-up to Age 85 or the Annual Ratchet to Age 85.
At the end of Contract Years 2 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85. At the end of Contract Years 1 and 5 through 7, the enhanced death benefit will be based on the 6% Roll-up to Age 85.
The Roll-up rates that apply to you may vary in some states. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

Example #2
The following illustrates the enhanced death benefit calculation for Accumulator® PlusSM Contracts. Assuming $100,000 is allocated to the Subaccounts (with no allocation to the Lower Roll-up Rate Options; see “Calculating Your Roll-up Benefit Base Following a Transfer”), no additional contributions, no transfers, no withdrawals and no loans under a Rollover 403(b) Contract, the enhanced death benefit for an Owner age 45 would be calculated as follows:

End of Contract Year	Account Value	6.5% Roll-up to Age 85 Benefit Base	6% Roll-up to Age 85 Benefit Base	Annual Ratchet to Age 85 Benefit Base
1	$109,200	$106,500	$106,000	$109,200
2	$120,120	$113,423	$112,360	$120,120
3	$134,534	$120,795	$119,102	$134,534
4	$107,628	$128,647	$126,248	$134,534
5	$118,390	$137,009	$133,823	$134,534
6	$132,597	$145,914	$141,852	$134,534
7	$132,597	$155,399	$150,363	$134,534
The Account Values for Contract Years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results and reflect the deduction of all fees and charges.
Annual Ratchet to Age 85 Death Benefit. At the end of Contract Years 1 through 3, the Annual Ratchet to Age 85 enhanced death benefit is equal to the current Account Value. At the end of Contract Years 4 through 7, the death benefit is equal to the Annual Ratchet to Age 85 enhanced death benefit at the end of the prior year because it is higher than the current Account Value.
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85.
At the end of Contract Years 1 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85. At the end of Contract Years 5 through 7, the enhanced death benefit will be based on the 6.5% Roll-up to Age 85.
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit. The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-up to Age 85 or the Annual Ratchet to Age 85.
At the end of Contract Years 1 through 5, the enhanced death benefit will be based on the Annual Ratchet to Age 85. At the end of Contract Years 6 and 7, the enhanced death benefit will be based on the 6% Roll-up to Age 85.
The Roll-up rates that apply to you may vary in some states. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

APPENDIX C – HYPOTHETICAL ILLUSTRATIONS
ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS
The following tables illustrate the changes in Account Value, Cash Value and the values of the Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85” enhanced death benefit, the EEB and the GMIB under certain hypothetical circumstances for Accumulator®, Accumulator® PlusSM, Accumulator® EliteSM and Accumulator® SelectSM Contracts, respectively. The tables illustrate the operation of a Contract based on a male, issue age 60 on the Contract Date, who makes a single $100,000 contribution to Subaccounts that roll-up at 6% only and takes no withdrawals. The amounts shown are for the beginning of each Contract Year and assume that all of the Account Value is invested in Funds that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any fees and expenses are deducted from the underlying Fund assets). After the deduction of the arithmetic average of the Fund fees and expenses of all of the underlying Funds (as described below), the corresponding net annual rates of return would be (2.20)% and 3.80% for Accumulator® Contracts; (2.45)% and 3.55% for Accumulator® PlusSM Contracts; (2.55)% and 3.45% for Accumulator® EliteSM Contracts; and (2.60)% and 3.40% for Accumulator® SelectSM Contracts at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the Fund and Separate Account level charges but they do not reflect the charges we deduct from your Account Value annually for the enhanced death benefit, the EEB and the GMIB features, as well as the Annual Administrative Charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following Contract charges: the Greater of 6.5% (or 6% or 3%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit charge, the EEB charge, the GMIB charge and any applicable administrative charge and Withdrawal Charge. The values shown under “Lifetime Annual GMIB” reflect the lifetime income that would be guaranteed if the GMIB is selected at that Contract Date Anniversary. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit and/or “Lifetime Annual GMIB columns indicates that the Contract has terminated due to insufficient Account Value. However, the GMIB has been automatically exercised and the Owner is receiving lifetime payments.
With respect to Fund fees and expenses, the amounts shown in all tables reflect deduction of an arithmetic average of the gross fees and expenses of all of the Funds that are available as investment options under the Contract rounded up to 0.90%. In other words, the amounts shown are based on the hypothetical assumption that Account Values are allocated equally among the Subaccounts. The actual rates associated with any Contract will vary depending upon the actual allocation of Account Value among the investment options. The arithmetic average of Fund fees and expenses does not reflect any temporary expense reimbursement or fee waiver arrangements that may be in place. If temporary expense reimbursement or fee waivers were included, the arithmetic average of Fund fees and expenses would be lower and this would result in higher values than those shown in the following tables.
Because your circumstances will no doubt differ from those in the illustrations that follow, values under your Contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the Annuitant.

Accumulator® Variable Deferred Annuity
Assume:

•	Male, issue age 60;

•	$100,000 single contribution and no withdrawals; and

•	Elected Benefits:

○	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;

○	EEB; and

○	GMIB with 6.5% Roll-up.

										Lifetime Annual GMIB*
Age	Contract Year	Account Value		Cash Value		Greater of 6% Roll up to Age 85 or the Annual Ratchet to Age 85 GMDB/GMIB		Total Death Benefit with the EEB		Guaranteed Income		Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	93,000	93,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	95,754	101,733	88,754	94,733	106,500	106,500	109,100	109,100	N/A	N/A	N/A	N/A
62	2	91,505	103,414	84,505	96,414	113,423	113,423	118,792	118,792	N/A	N/A	N/A	N/A
63	3	87,246	105,036	81,246	99,036	120,795	120,795	129,113	129,113	N/A	N/A	N/A	N/A
64	4	82,969	106,587	76,969	100,587	128,647	128,647	140,105	140,105	N/A	N/A	N/A	N/A
65	5	78,668	108,058	73,668	103,058	137,009	137,009	151,812	151,812	N/A	N/A	N/A	N/A
66	6	74,333	109,437	71,333	106,437	145,914	145,914	164,280	164,280	N/A	N/A	N/A	N/A
67	7	69,957	110,711	68,957	109,711	155,399	155,399	177,558	177,558	N/A	N/A	N/A	N/A
68	8	65,530	111,868	65,530	111,868	165,500	165,500	191,699	191,699	N/A	N/A	N/A	N/A
69	9	61,044	112,893	61,044	112,893	176,257	176,257	206,760	206,760	N/A	N/A	N/A	N/A
70	10	56,489	113,769	56,489	113,769	187,714	187,714	222,799	222,799	10,287	10,287	10,287	10,287
75	15	32,211	115,285	32,211	115,285	257,184	257,184	320,058	320,058	15,714	15,714	15,714	15,714
80	20	4,385	109,890	4,385	109,890	352,365	352,365	453,310	453,310	24,172	24,172	24,172	24,172
85	25	0	93,654	0	93,654	0	482,770	0	583,716	0	40,263	0	40,263
90	30	0	90,207	0	90,207	0	482,770	0	583,716	N/A	N/A	N/A	N/A
95	35	0	86,126	0	86,126	0	482,770	0	583,716	N/A	N/A	N/A	N/A
*	Guaranteed Income is calculated by multiplying the Roll-up Benefit Base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up Benefit Base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® PlusSM Variable Deferred Annuity
Assume:

•	Male, issue age 60;

•	$100,000 single contribution and no withdrawals; and

•	Elected Benefits:

○	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;

○	EEB; and

○	GMIB with 6.5% Roll-up.

										Lifetime Annual GMIB*
Age	Contract Year	Account Value		Cash Value		Greater of 6% Roll up to Age 85 or the Annual Ratchet to Age 85 GMDB/GMIB		Total Death Benefit with the EEB		Guaranteed Income		Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	104,000	104,000	96,000	96,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	99,393	105,611	91,393	97,611	106,500	106,500	109,100	109,100	N/A	N/A	N/A	N/A
62	2	94,804	107,163	86,804	99,163	113,423	113,423	118,792	118,792	N/A	N/A	N/A	N/A
63	3	90,225	108,646	83,225	101,646	120,795	120,795	129,113	129,113	N/A	N/A	N/A	N/A
64	4	85,648	110,051	78,648	103,051	128,647	128,647	140,105	140,105	N/A	N/A	N/A	N/A
65	5	81,065	111,367	75,065	105,367	137,009	137,009	151,812	151,812	N/A	N/A	N/A	N/A
66	6	76,467	112,582	71,467	107,582	145,914	145,914	164,280	164,280	N/A	N/A	N/A	N/A
67	7	71,846	113,684	67,846	109,684	155,399	155,399	177,558	177,558	N/A	N/A	N/A	N/A
68	8	67,193	114,660	64,193	111,660	165,500	165,500	191,699	191,699	N/A	N/A	N/A	N/A
69	9	62,497	115,495	62,497	115,495	176,257	176,257	206,760	206,760	N/A	N/A	N/A	N/A
70	10	57,749	116,173	57,749	116,173	187,714	187,714	222,799	222,799	10,287	10,287	10287	10287
75	15	32,755	116,573	32,755	116,573	257,184	257,184	320,058	320,058	15,714	15,714	15,714	15,714
80	20	4,608	109,885	4,608	109,885	352,365	352,365	453,310	453,310	24,172	24,172	24,172	24,172
85	25	0	92,259	0	92,259	0	482,770	0	583,716	0	40,263	0	40,263
90	30	0	87,349	0	87,349	0	482,770	0	583,716	N/A	N/A	N/A	N/A
95	35	0	81,605	0	81,605	0	482,770	0	583,716	N/A	N/A	N/A	N/A
*	Guaranteed Income is calculated by multiplying the Roll-up Benefit Base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up Benefit Base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® EliteSM Variable Deferred Annuity
Assume:

•	Male, issue age 60;

•	$100,000 single contribution and no withdrawals; and

•	Elected Benefits:

○	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;

○	EEB; and

○	GMIB with 6.5% Roll-up.

										Lifetime Annual GMIB
Age	Contract Year	Account Value		Cash Value		Greater of 6% Roll up to Age 85 or the Annual Ratchet to Age 85 GMDB/GMIB		Total Death Benefit with the EEB		Guaranteed Income		Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	92,000	92,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	95,405	101,384	87,405	93,384	106,500	106,500	109,100	109,100	N/A	N/A	N/A	N/A
62	2	90,832	102,700	83,832	95,700	113,423	113,423	118,792	118,792	N/A	N/A	N/A	N/A
63	3	86,273	103,938	80,273	98,963	120,795	120,795	129,113	129,113	N/A	N/A	N/A	N/A
64	4	81,721	105,090	76,721	100,090	128,647	128,647	140,105	140,105	N/A	N/A	N/A	N/A
65	5	77,166	106,143	77,166	106,143	137,009	137,009	151,812	151,812	N/A	N/A	N/A	N/A
66	6	72,600	107,086	72,600	107,086	145,914	145,914	164,280	164,280	N/A	N/A	N/A	N/A
67	7	68,015	107,906	68,015	107,906	155,399	155,399	177,558	177,558	N/A	N/A	N/A	N/A
68	8	63,401	108,590	63,401	108,590	165,500	165,500	191,699	191,699	N/A	N/A	N/A	N/A
69	9	58,748	109,123	58,748	109,123	176,257	176,257	206,760	206,760	N/A	N/A	N/A	N/A
70	10	54,046	109,489	54,046	109,489	187,714	187,714	222,799	222,799	10,287	10,287	10,287	10,287
75	15	29,305	108,173	29,305	108,173	257,184	257,184	320,058	320,058	15,714	15,714	15,714	15,714
80	20	1,528	99,498	1,528	99,498	352,365	352,365	453,310	453,310	15,714	15,714	15,714	15,714
85	25	0	79,614	0	79,614	0	482,770	0	583,716	0	40,263	0	40,263
90	30	0	72,148	0	72,148	0	482,770	0	583,716	N/A	N/A	N/A	N/A
95	35	0	63,456	0	63,456	0	482,770	0	583,716	N/A	N/A	N/A	N/A
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® SelectSM Variable Deferred Annuity
Assume:

•	Male, issue age 60;

•	$100,000 single contribution and no withdrawals; and

•	Elected Benefits:

○	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;

○	EEB; and

○	GMIB with 6.5% Roll-up.

										Lifetime Annual GMIB*
Age	Contract Year	Account Value		Cash Value		Greater of 6% Roll up to Age 85 or the Annual Ratchet to Age 85 GMDB/GMIB		Total Death Benefit with the EEB		Guaranteed Income		Hypothetical Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	93,000	93,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	95,722	101,701	88,722	94,701	106,000	106,000	108,400	108,400	N/A	N/A	N/A	N/A
62	2	91,452	103,358	84,452	96,358	112,360	112,360	117,304	117,304	N/A	N/A	N/A	N/A
63	3	87,185	104,963	81,185	98,963	119,102	119,102	126,742	126,742	N/A	N/A	N/A	N/A
64	4	82,914	106,508	76,914	100,508	126,248	126,248	136,747	136,747	N/A	N/A	N/A	N/A
65	5	78,632	107,985	73,632	102,985	133,823	133,823	147,352	147,352	N/A	N/A	N/A	N/A
66	6	74,332	109,384	71,332	106,384	141,852	141,852	158,593	158,593	N/A	N/A	N/A	N/A
67	7	70,007	110,693	69,007	109,693	150,363	150,363	170,508	170,508	N/A	N/A	N/A	N/A
68	8	65,649	111,903	65,649	111,903	159,385	159,385	183,139	183,139	N/A	N/A	N/A	N/A
69	9	61,251	113,001	61,251	113,001	168,948	168,948	196,527	196,527	N/A	N/A	N/A	N/A
70	10	56,804	113,974	56,804	113,974	179,085	179,085	210,719	210,719	8,829	8,829	8,829	8,829
75	15	33,442	116,439	33,442	116,439	239,656	239,656	295,518	295,518	13,397	13,397	13,397	13,397
80	20	7,374	113,178	7,374	113,178	320,714	320,714	408,999	408,999	20,397	20,397	20,397	20,397
85	25	0	101,062	0	101,062	0	429,187	0	517,472	0**	33,863	0	33,863
*	Guaranteed Income is calculated by multiplying the Roll-up Benefit Base by annuity purchase factors. This example assumes no withdrawals. The Deferral Roll-up rate is credited annually to the Roll-up Benefit Base when calculating Guaranteed Income. Based on the assumption of either 0% or 6% returns, the Guaranteed Income produced in this example is the same.
**	If the no lapse guarantee is in effect, the Contract is terminated and Lifetime GMIB payments calculated using the GMIB benefit base amount at the time of termination will commence.
The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

APPENDIX D – EARNINGS ENHANCEMENT BENEFIT EXAMPLE
The following illustrates the calculation of a death benefit that includes the EEB for an Owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed.
The calculation is as follows:

		No withdrawal	$3,000 withdrawal	$6,000 withdrawal
A	Initial contribution	100,000	100,000	100,000
B	Death benefit: prior to withdrawal.*	104,000	104,000	104,000
C	EEB earnings: Death benefit less net contributions (prior to the withdrawal in D).	4,000	4,000	4,000
	B minus A.
D	Withdrawal	0	3,000	6,000
E	Excess of the withdrawal over the EEB earnings	0	0	2,000
	greater of D minus C or zero
F	Net contributions (adjusted for the withdrawal in D)	100,000	100,000	98,000
	A minus E
G	Death benefit (adjusted for the withdrawal in D)	104,000	101,000**	98,000**
	B minus D
H	Death benefit less net contributions	4,000	1,000	0
	G minus F
I	EEB factor	40%	40%	40%
J	EEB	1,600	400	0
	H times I
K	Death benefit: including the EEB	105,600	101,400	98,000
	G plus J
*	The death benefit is the greater of the Account Value or any applicable enhanced death benefit.
**	Assumes no earnings on the Contract and that the withdrawal would reduce the death benefit on a dollar-for-dollar basis.

APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS
Certain information is provided for historical purpose only. The Contracts are not available to new purchasers. In addition, except as described below, we do not accept contributions to the Contracts, including contributions made through our automatic investment program. Contributions received by us will be returned to you. This change has no effect on amounts that are already invested in your Contract or on your guaranteed benefits.
We currently accept additional contributions to:

•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and

•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (“403(b)”) Contracts.

Consequently, information in this Appendix regarding additional contributions is for the benefit of Contract Owners currently eligible to make contributions to the Contracts.
The following information is a summary of the states where the Contracts or certain features and/or benefits in the Contracts are either not available or vary from the respective Contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your Contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state. Generally, information about features and/or benefits that no longer apply has been omitted.

States where certain Contract features and/or benefits are not available or vary:

State	Features and Benefits	Availability or Variation
Florida	See “Credits (For Accumulator® PlusSM Contracts only)” in “THE ANNUITY CONTRACT”
You may annuitize your Contract after thirteen months, however, if you elect to receive annuity payments within five years of the Contract Date, the Credit that applies to any contribution made in that five years will be recovered. If you start receiving annuity payments after five years from the Contract Date and within three years of making any contribution, the Credit that applies to any contribution made within the prior three years will be recovered.

See ‘‘Withdrawal Charge’’ in ‘‘CHARGES AND FEES’’
If you are age 65 and older on the Contract Date, the applicable Withdrawal Charge will not exceed 10% of the amount withdrawn. In addition, no charge will apply after the end of the 10th Contract Year or 10 years after a contribution is made, whichever is later.

Illinois	See “Credits (For Accumulator® PlusSM Contracts only)” in “THE ANNUITY CONTRACT”
You may annuitize your Contract after twelve months. However, if you elect to receive annuity payments within five years of the Contract Date, the Credit that applies to any contribution made in the first five years will be recovered. If you start receiving annuity payments after five years from the Contract Date and within three years of making any contribution, the Credit that applies to any contribution made within the prior three years will be recovered.

	See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS”	Your loan interest rate will not exceed 8% (or any lower maximum rate that may become required by Illinois or federal law).
	See ‘‘Selecting an Annuity Payout Option’’ in ‘‘ANNUITY OPTIONS’’	You can choose the date annuity payments begin but it may not be earlier than twelve months from the Accumulator® Series Contract Date.
Massachusetts	See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”	The annual administrative charge will not be deducted from amounts allocated to the Guaranteed Interest Option.
See ‘‘Disability, Terminal Illness or Confinement to a Nursing Home’’ under ‘‘Withdrawal Charge’’ in ‘‘CHARGES AND FEES’’ (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)” in  “CHARGES AND FEES”
This section does not apply.
Mississippi	Automatic Investment Program	Not Available
(Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)	See ‘‘Additional Contributions’’ in “THE ANNUITY CONTRACT” and “Appendix F - Rules Regarding Contributions to Your Contract”	Additional contributions, if we are accepting additional contributions, can only be made within the first Contract Year.
New Jersey
(Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts sold in New Jersey from May 29, 2007 to September 10, 2007; and Accumulator® SelectSM Contracts sold in New Jersey from August 6, 2007 to September 10, 2007)
See “Annual Contract Expenses” in “FEES AND EXPENSES TABLES” and ‘‘Enhanced Death Benefit Charges’’ in ‘‘CHARGES AND FEES”
The charge for the Greater of 6% Roll-up to Age 85    or Annual Ratchet to Age 85 enhanced death benefit is 0.60%.
The charge for the Greater of 3% Roll-up to Age 85    or Annual Ratchet to Age 85 enhanced death benefit is 0.60%.

	See ‘‘Enhanced Death Benefit Charges’’ and ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES”	We do not reserve the right to increase your charge if you reset your Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and GMIB Roll-up Benefit Base.
See ‘‘Roll-up Benefit Base Reset’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT”
All references to resetting your Roll-up Benefit Base on each Contract Date Anniversary are deleted in their entirety here and throughout the Prospectus. Instead, if you elected the GMIB alone or together with the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, you will be eligible to reset the Roll-up Benefit Base for these guaranteed benefits to equal the Account Value as of the 5th or later Contract Date Anniversary. Each time you reset the Roll-up Benefit Base, your Roll-up Benefit Base will not be eligible for another reset for five years.
The GMIB with 6.5% Roll-up Benefit Base is not available in combination with the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit.

	See ‘‘GMIB’’ in “OPTIONAL LIVING BENEFITS”	The table showing the maximum periods certain available under the life with a period certain payout option is deleted in its entirety and replaced with the following:
Level Payments
		Owner’s	Period certain years
		age at exercise	IRAs	NQ
		75 and younger	10	10
		76	9	10
		77	8	10
		78	7	10
		79	7	10
		80	7	10
		81	7	9
		82	7	8
		83	7	7
		84	6	6
		85	5	5
See ‘‘Enhanced Death Benefit Charges’’ in ‘‘CHARGES AND FEES’’
The charge is equal to 0.60% of the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base. We do not reserve the right to increase your charge if you reset your Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base.

	See ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES’’	We do not reserve the right to increase your charge if you reset your GMIB Roll-up Benefit Base.
Pennsylvania	Contributions	Your Contract refers to contributions as premiums.
	Special Dollar Cost Averaging program (for Accumulator® and Accumulator® EliteSM Contracts only)	In Pennsylvania, we refer to this program as ‘‘enhanced rate dollar cost averaging.’’
See ‘‘Disability, Terminal Illness, or Confinement to a    Nursing Home’’ under ‘‘Withdrawal Charge’’ in ‘‘CHARGES AND FEES” (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only) in ‘‘CHARGES AND FEES”
We do not waive the Withdrawal Charge due to confinement to a nursing home.
Required disclosure for Pennsylvania customers
Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Texas	See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”	The Annual Administrative Charge will not be deducted from amounts allocated to the Guaranteed Interest Option.
Washington	Guaranteed Interest Option	Not Available
	Fixed-Dollar DCA and Interest Sweep DCA	Not Available
	Special Dollar Cost Averaging program (for Accumulator® and Accumulator® EliteSM Contracts only)	Additional contributions cannot be used to elect new programs. If permitted, you may make additional contributions to the initial programs while they are still running.
	Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB	You were able to elect a 4% Roll-up or 3% Roll-up only.
	See ‘‘Enhanced Death Benefit Charges’’ in ‘‘CHARGES AND FEES”	The charge for the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit is 0.65% and cannot be increased.
	See ‘‘Additional Contributions’’ in “THE ANNUITY CONTRACT”	We limit aggregate contributions made after the first Contract Year to 150% of first-year contributions.
See ‘‘Calculating Your Roll-up Benefit Base Following a Transfer” in “BENEFITS AVAILABLE UNDER THE CONTRACT”
If you elect the GMIB with the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, the Higher Roll-up Rate Options will roll up at an annual rate of 6.5% or 6% (as applicable)    for the GMIB benefit base and 4% for the 4% Roll-up to Age 85 benefit base.
If you elect the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB without the GMIB, the Higher Roll-up Rate Options will roll up at an annual rate of 4% for the 4% Roll-up to Age 85 benefit base.

	See ‘‘Roll-up Benefit Base Reset’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT”	Your Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB benefit base will reset only if your Account Value is greater than your GMIB Roll-up benefit base.
See ‘‘How withdrawals affect your GMIB and GMDB’ in ‘‘WITHDRAWALS’’
With respect to the GMIB, withdrawals (including any applicable Withdrawal Charges) will reduce the applicable Roll-up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the Roll-up Benefit Base on the Contract Date or the most recent Contract Date Anniversary, if later.
With respect to the GMIB and the Greater  of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, if elected in combination, withdrawals (including any applicable Withdrawal Charges) will reduce each of the benefits’ Roll-up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the GMIB’s Roll-up Benefit Base on the Contract Date or the most recent Contract Date Anniversary, if later.
With respect to the Greater of 4% Roll-up to Age 85 or  Annual Ratchet to Age 85 GMDB, if elected without the GMIB, withdrawals (including any applicable Withdrawal Charges) will reduce the 4% Roll-up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year is 6% or less of the 4% Roll-up to Age 85 benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.
With respect to the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, withdrawals (including any applicable Withdrawal Charges) will reduce the 3% Roll-up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year is 3% or less of the 3% Roll-up to Age 85 benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.

See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”
The Annual Administrative Charge will be deducted from the Account Value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special Dollar Cost Averaging (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts). If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of that charge for the year.

	See ‘‘10% Free Withdrawal Amount’’ under ‘‘Withdrawal Charge (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)” in ‘‘CHARGES AND FEES”	The 10% free withdrawal amount applies to full surrenders.
See ‘‘Certain Withdrawals’’ under ‘‘Withdrawal Charge (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)’’ in ‘‘CHARGES AND FEES’’
If you elect the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB without a GMIB, the Withdrawal Charge will be waived for any withdrawal that, together with any prior withdrawals made during the Contract Year, does not exceed 6% of the beginning of Contract Year 4% Roll-up to Age 85 benefit base, even if such withdrawals exceed the free withdrawal amount.

See ‘‘Disability, Terminal Illness, or Confinement to a Nursing Home’’ in ‘‘CHARGES AND FEES’’ (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)
The owner (or older joint Owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or a statement from an independent U.S. licensed physician stating that the Owner (or older joint Owner, if applicable) meets the definition of total disability for at least 6 continuous months prior to the notice of claim. Such disability must be recertified every 12 months.

APPENDIX F – RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT
With limited exceptions, we do not accept contributions to the Contracts. We currently accept contributions to:

•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and

•	All Contracts issued in the state of Florida or Oregon, except Tax Sheltered Annuity (“403(b)”) Contracts.

We do not accept contributions to 403(b) Contracts. Information regarding contributions in this section is for the benefit of Contract Owners currently eligible to make contributions to the Contracts.

Contract Type - Nonqualified
Minimum Additional Contribution Amount	•	$500
	•	$100 monthly and $300 quarterly under our automatic investment program (additional)
Source of Contributions	•	After-tax money.
	•	Paid to us by check or transfer of Contract value in a tax-deferred exchange under Section 1035 of the Tax Code.
Limitations on Contributions*	•	No additional contributions may be made after attainment of age 86, or if later, the first Contract Date Anniversary. (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	No additional contributions may be made after attainment of age 81 or, if later, the first Contract Date Anniversary. (Accumulator® PlusSM)

Contract Type - Rollover IRA
Minimum Additional Contribution Amount	•	$50
	•	$100 monthly and $300 quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
	•	Rollovers from another traditional individual retirement arrangement.
	•	Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
	•	Regular IRA contributions.
	•	Additional catch-up contributions.
Limitations on Contributions*	•	No additional contributions may be made after attainment of age 86, or, if later, the first Contract Date Anniversary. (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	No additional contributions after attainment of age 81 or, if later, the first Contract Date Anniversary. (Accumulator® Plus SM)
	•	Contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.
Although we accept regular IRA contributions (limited to $6,000) under Rollover IRA Contracts, we intend that the Contract be used primarily for rollover and direct transfer contributions.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.

*	Additional contributions may not be permitted under certain conditions in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the Contract at any time.

Contract Type - Roth Conversion IRA
Minimum Additional Contribution Amount	•	$50
	•	$100 monthly and $300 quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Rollovers from another Roth IRA.
	•	Rollovers from a “designated Roth contribution account” under specified retirement plans.
	•	Conversion rollovers from a traditional IRA or other eligible retirement plan.
	•	Direct transfers from another Roth IRA.
	•	Regular Roth IRA contributions.
	•	Additional catch-up contributions.
Limitations on Contributions*	•	No additional contributions may be made after attainment of age 81, or, if later, the first Contract Date Anniversary. (Accumulator® and Accumulator® PlusSM)
	•	No additional contributions may be made after attainment of age 86 or, if later, the first Contract Date Anniversary (Accumulator® EliteSM and Accumulator® SelectSM).
•
Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

	•	Although we accept Roth IRA contributions (limited to $6,000) under Roth IRA Contracts, we intend that the Contract be used primarily for rollover and direct transfer contributions.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type - Inherited IRA Beneficiary Continuation Contract (traditional IRA or Roth IRA)
Minimum Additional Contribution Amount	•	$1,000
Source of Contributions	•	Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased Owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
•
Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA Contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on Contributions*	•	Any additional contributions must be from the same type of IRA of the same deceased Owner.
	•	No additional contributions are permitted to Inherited IRA Contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.
	•	No additional contributions after the first Contract Year.

*	Additional contributions may not be permitted under certain conditions in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the Contract at any time.

Contract Type – Qualified 401(a) and 401(k)
Minimum Additional Contribution Amount	•	$500
Source of Contributions	•	Only transfer contributions from other investments within an existing qualified plan trust.
	•	The plan must be qualified under Section 401(a) of the Tax Code.
	•	For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
Limitations on Contributions*	•	A separate Qualified Contract must be established for each plan participant.
	•	We do not accept regular on-going payroll contributions or contributions directly from the employer.
	•	Only one additional transfer contribution may be made during a Contract Year.
	•	No additional transfer contributions after the Annuitant’s attainment of age 76 (age 71 under Accumulator® PlusSM Contracts) or if later, the first Contract Date Anniversary.
	•	Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

Contract Type - Flexible Premium IRA
Minimum Additional Contribution Amount	•	$50
	•	$50 monthly or quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Regular traditional IRA contributions.
	•	Additional catch-up contributions.
	•	Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
	•	Rollovers from another traditional individual retirement arrangement.
	•	Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
Limitations on Contributions*	•	Regular contributions may not exceed $6,000.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.
	•	Although we accept rollover and direct transfer contributions under the Flexible Premium IRA Contract, we intend that the Contract be used for ongoing regular contributions.
	•	No additional contributions may be made after attainment of age 86.
	•	Additional contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.

*	Additional contributions may not be permitted under certain conditions in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the Contract at any time.

Contract Type - Flexible Premium Roth IRA
Minimum Additional Contribution Amount	•	$50
	•	$50 monthly or quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Regular Roth IRA contributions.
	•	Additional catch-up contributions.
	•	Rollovers from another Roth IRA.
	•	Rollovers from a ‘‘designated Roth contribution account’’ under specified retirement plans.
	•	Conversion rollovers from a traditional IRA or other eligible retirement plan.
	•	Direct transfers from another Roth IRA.
Limitations on Contributions*	•	No additional contributions may be made after attainment of age 86, or, if later, the first Contract Date Anniversary.
	•	Contributions are subject to income limits and other tax rules.
	•	Regular Roth IRA contributions may not exceed $6,000.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.
	•	Although we accept rollover and direct transfer contributions under the Flexible Premium Roth IRA Contract, we intend that the Contract be used for ongoing regular Roth IRA contributions.
See “FEDERAL TAX CONSIDERATIONS” for a more detailed discussion of sources of contributions and certain contribution limitations. Please review your Contract for information on contribution limitations.

*	Additional contributions may not be permitted under certain conditions in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the Contract at any time.

APPENDIX G – GUARANTEED BENEFIT LUMP SUM PAYMENT OFFER HYPOTHETICAL EXAMPLE
This example is hypothetical and is the result of a significant number of actuarial calculations using multiple market scenarios and many years of future projections. This example is for illustrative purposes and is not intended to represent your particular situation. Your guaranteed annual payments or Guaranteed Benefit Lump Sum Payment amount may be higher or lower than the amounts shown.
Example - GMIB
Assume the Contract Owner is a 75 year old male who elected the GMIB at Contract issue. Further assume the GMIB benefit base is $100,000 and the Account Value fell to zero, either due to a withdrawal or due to a deduction of charges. If the no lapse guarantee remains in effect, the Contract Owner would receive one the following:

If the Type of Annuity Is*:	Then the Annual Payment Amount Would Be:
A single life annuity	$6,378.25
A single life annuity with a maximum 10-year period certain	$6,118.80
A joint life annuity	$4,933.77
A joint life annuity with a maximum 10-year period certain	$4,923.46
*	These are the only annuity payout options available under the GMIB. Not all annuity payout options are available in all Contract classes.
In the alternative, the Contract Owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:

If the Percentage of Computed Contract Reserve Is:	Then the Guaranteed Benefit Lump Sum Payment Amount Would Be:
50%	$30,179.21
60%	$36,215.05
70%	$42,250.89
80%	$48,286.73
90%	$54,322.57

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information (“SAI”) that includes the financial statements and the related notes to financial statements for the Company and for Separate Account EQ and additional information about the Company, Separate Account EQ and the Contracts has been filed with the SEC. It is available without charge on request. To obtain a copy of the SAI or inquire about your Contract or to request other information about the Contract, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066. The SAI is incorporated in this Prospectus by reference.
Reports and other information about the Contract, the Company and the Separate Account are also available on the SEC’s website at  http://www.sec.gov, and that copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. When looking for information regarding the Contracts offered through this prospectus on the SEC’s website, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-273498.

Class/Contract Identifier: C000245598	(7.0)

STATEMENT OF ADDITIONAL INFORMATION
The Accumulator® Series
Deferred Combination Variable and Fixed Annuity Contracts
issued by
SEPARATE ACCOUNT EQ
of
VENERABLE INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information (“SAI”) is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Accumulator Series group and individual deferred combination variable and fixed annuity contracts (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account EQ of Venerable Insurance and Annuity Company (“Separate Account EQ”), which is included herein by reference. The Accumulator® Series consists of four Contract classes: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM. The Prospectus, as supplemented, includes information that you should consider before electing to exchange your Accumulator® Series variable annuity contract issued by Equitable Financial Life Insurance Company for the Contract. For a copy of the Prospectus, send a written request to Venerable Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone (800) 366-0066, or access the Security and Exchange Commission’s (“SEC”) website (www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION

May 24, 2024

1

General Information and History

Venerable Insurance and Annuity Company. We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2019, we were known as Voya Insurance and Annuity Company. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. On June 1, 2018, we became an indirect wholly owned subsidiary of VA Capital Company LLC, an insurance holding company organized under Delaware law (“VA Capital”). Our direct parent company is Venerable Holdings, Inc. (“Venerable”). Before June 1, 2018, we were an indirect, wholly owned subsidiary of Voya Financial, Inc. (“Voya”).

Although we are a subsidiary of VA Capital and Venerable, neither VA Capital nor Venerable are responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of administering insurance and annuities, and we no longer sell or issue any new insurance or annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

Separate Account EQ. Separate Account EQ was established by the Company for the purpose of funding variable annuity contracts. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided into subaccounts. Each subaccount invests exclusively in shares of one fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of a fund are credited to or charged against the corresponding subaccount of Separate Account EQ without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other Contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity Contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts and will keep Separate Account EQ fully funded to cover such liabilities.

Services

Safekeeping of Assets. The Company acts as its own custodian for Separate Account EQ.

Experts. The financial statements of Separate Account EQ as of December 31, 2023, and the financial statements of the Company as of December 31, 2023, 2022, and 2021, and for each of the three years in the period ended December 31, 2023, have been audited by Ernst & Young LLP, an independent registered public accounting firm, with respect to Separate Account EQ, and Ernst & Young LLP, independent auditors, with respect to the Company as set forth in their reports thereon appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 2005 Market Street, Philadelphia, Pennsylvania 19103.

Distribution of Contracts. The Contracts are offered solely to owners of Accumulator® Series variable annuity contracts issued by Equitable Financial Life Insurance Company (“EFLIC Contracts”) in connection with the Company’s assumption reinsurance of the EFLIC Contracts. The Contracts are not offered for sale to any other prospective purchasers. We offer the Contracts on a continuous basis. However, we reserve the right to discontinue the exchange offer at any time.

The EFLIC Contracts were initially distributed by both Equitable Advisors and Equitable Distributors. Each is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Upon novation of the EFLIC Contracts to the Contracts issued by the Company, our sister company, Directed Services LLC (“DSL”), whose principal address is 1475 Dunwoody Drive, Suite 200, West Chester, Pennsylvania 19380 will become the principal underwriter/distributor of the Contracts. DSL is also the principal underwriter/distributor for other variable contracts issued by the Company. DSL is registered with the SEC as a broker/dealer under the Securities Exchange Act, and is a member of FINRA.

2

DSL does not retain any commissions or compensation paid to it by the Company for distribution of the Contracts. As part of the exchange offer, DSL entered into agreements with both Equitable Advisors and Equitable Distributors and other unaffiliated broker/dealers who sold the EFLIC Contracts through their registered representatives and who are licensed to sell securities and variable insurance products (“selling firms”). The selling firms are also registered with the SEC and are FINRA member firms. DSL pays selling firms compensation for the past promotion and sale of the EFLIC Contracts.

For the years ended 2023, 2022 and 2021 commissions paid by the Company to DSL related to sales of variable contracts, other than the Contracts, equaled $101,023,948, $113,539,245, and $142,771,803, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the variable contracts.

Under a pricing agreement, the Company receives a monthly fee from DSL based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts attributable to the Company’s variable contracts, other than the Contracts, was $37,079,472, $40,361,772, and $52,527,065 for the years ended 2023, 2022 and 2021, respectively.

Other Information

Registration statements have been filed with the SEC under the 1933 Act, as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

3

Financial Statements

Included in this Statement of Additional Information are the financial statements of Separate Account EQ and the Company, as follows:

•	Financial Statements of Separate Account EQ:

○	Report of Independent Registered Public Accounting Firm

○	Statements of Assets and Liabilities as of December 31, 2023

○	Statements of Operations for the year ended December 31, 2023

○	Statements of Changes in Net Assets for the years ended December 31, 2023 and 2022

○	Notes to Financial Statements

•	Financial Statements of Venerable Insurance and Annuity Company:

○	Report of Independent Auditors

○	Balance Sheets - as of December 31, 2023 and 2022

○	Statements of Operations - for the years ended December 31, 2023, 2022 and 2021

○	Statements of Changes in Capital and Surplus - for the years ended December 31, 2023, 2022 and 2021

○	Statements of Cash Flows - for the years ended December 31, 2023, 2022 and 2021

○	Notes to Financial Statements

4

FINANCIAL STATEMENTS

Venerable Insurance and Annuity Company
Separate Account EQ

For the years ended December 31, 2023 and 2022
with Report of Independent Auditors

This page intentionally left blank.

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Financial Statements
Year Ended December 31, 2023

This page intentionally left blank.

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To Board of Directors of Venerable Insurance and Annuity Company and Contract Owners of Venerable Insurance and Annuity Company Separate Account EQ

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Venerable Insurance and Annuity Company Separate Account EQ (the Separate Account), as of December 31, 2023, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2023, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2023, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Separate Account's auditor since at least 1995, but we are unable to determine the specific year.

Philadelphia, Pennsylvania

April 23, 2024

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia VP - Small Cap Value Fund - Class 2	Franklin Multi-Asset Variable Conservative Growth Fund	Franklin Multi-Asset Variable Growth Fund	Franklin Multi-Asset Variable Moderate Growth Fund
Assets
Investments in mutual funds at fair value	$140	$75	$6,150	$4,077	$4,404
Total assets	140	75	6,150	4,077	4,404
Net assets	$140	$75	$6,150	$4,077	$4,404
Total number of mutual fund shares	10,742	5,849	426,859	304,252	326,774
Cost of mutual fund shares	$151	$79	$5,616	$4,266	$4,195

The accompanying notes are an integral part of these financial statements.
3

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Legg Mason Western Asset Core Plus VIT Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class
Assets
Investments in mutual funds at fair value	$1,208	$1,845	$465	$16	$4,692
Total assets	1,208	1,845	465	16	4,692
Net assets	$1,208	$1,845	$465	$16	$4,692
Total number of mutual fund shares	244,050	169,797	51,246	1,942	4,692,877
Cost of mutual fund shares	$1,414	$2,154	$508	$22	$4,693

The accompanying notes are an integral part of these financial statements.
4

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class
Assets
Investments in mutual funds at fair value	$613	$2,367	$13,395	$652	$1,177
Total assets	613	2,367	13,395	652	1,177
Net assets	$613	$2,367	$13,395	$652	$1,177
Total number of mutual fund shares	70,880	224,603	1,065,746	68,279	150,568
Cost of mutual fund shares	$667	$2,787	$15,054	$692	$1,326

The accompanying notes are an integral part of these financial statements.
5

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Assets
Investments in mutual funds at fair value	$1,876	$934	$1,304	$234	$267
Total assets	1,876	934	1,304	234	267
Net assets	$1,876	$934	$1,304	$234	$267
Total number of mutual fund shares	165,410	89,781	134,279	13,350	29,283
Cost of mutual fund shares	$2,014	$1,023	$1,475	$222	$300

The accompanying notes are an integral part of these financial statements.
6

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	VY CBRE® Global Real Estate Portfolio - Class S	VY® CBRE Real Estate Portfolio - Class S	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class
Assets
Investments in mutual funds at fair value	$39	$876	$7,328	$653	$546
Total assets	39	876	7,328	653	546
Net assets	$39	$876	$7,328	$653	$546
Total number of mutual fund shares	3,779	31,185	333,109	53,043	34,376
Cost of mutual fund shares	$40	$862	$7,552	$873	$565

The accompanying notes are an integral part of these financial statements.
7

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service Class
Assets
Investments in mutual funds at fair value	$12,044	$1,485	$87	$78	$17,315
Total assets	12,044	1,485	87	78	17,315
Net assets	$12,044	$1,485	$87	$78	$17,315
Total number of mutual fund shares	461,852	150,421	7,852	4,617	419,087
Cost of mutual fund shares	$12,346	$1,541	$93	$73	$18,367

The accompanying notes are an integral part of these financial statements.
8

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service 2 Class	Voya Global Insights Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S
Assets
Investments in mutual funds at fair value	$692	$219	$46	$777	$78
Total assets	692	219	46	777	78
Net assets	$692	$219	$46	$777	$78
Total number of mutual fund shares	17,100	13,166	3,091	70,294	3,095
Cost of mutual fund shares	$740	$236	$50	$709	$73

The accompanying notes are an integral part of these financial statements.
9

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Assets
Investments in mutual funds at fair value	$91	$114	$846	$74	$8,790
Total assets	91	114	846	74	8,790
Net assets	$91	$114	$846	$74	$8,790
Total number of mutual fund shares	4,828	5,284	77,943	6,700	262,251
Cost of mutual fund shares	$89	$109	$747	$64	$8,334

The accompanying notes are an integral part of these financial statements.
10

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Assets
Investments in mutual funds at fair value	$1,176	$34,585	$7,168	$3,576	$33,639
Total assets	1,176	34,585	7,168	3,576	33,639
Net assets	$1,176	$34,585	$7,168	$3,576	$33,639
Total number of mutual fund shares	18,635	1,041,182	251,803	126,921	863,737
Cost of mutual fund shares	$853	$16,154	$5,120	$3,203	$35,723

The accompanying notes are an integral part of these financial statements.
11

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2023
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Assets
Investments in mutual funds at fair value	$209	$675	$91	$194
Total assets	209	675	91	194
Net assets	$209	$675	$91	$194
Total number of mutual fund shares	19,159	49,569	6,311	21,128
Cost of mutual fund shares	$222	$658	$99	$225

The accompanying notes are an integral part of these financial statements.
12

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia VP - Small Cap Value Fund - Class 2	Franklin Multi-Asset Variable Conservative Growth Fund	Franklin Multi-Asset Variable Growth Fund	Franklin Multi-Asset Variable Moderate Growth Fund
Net investment income (loss)
Investment Income:
Dividends	$3	$—	$138	$46	$75
Expenses:
Mortality and expense risk charges	3	1	83	55	62
Total expenses	3	1	83	55	62
Net investment income (loss)	—	(1)	55	(9)	13
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(17)	(2)	16	(79)	(3)
Capital gains distributions	—	5	—	178	119
Total realized gain (loss) on investments and capital gains distributions	(17)	3	16	99	116
Net unrealized appreciation (depreciation) of investments	34	10	656	561	548
Net realized and unrealized gain (loss) on investments	17	13	672	660	664
Net increase (decrease) in net assets resulting from operations	$17	$12	$727	$651	$677

The accompanying notes are an integral part of these financial statements.
13

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Legg Mason Western Asset Core Plus VIT Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class
Net investment income (loss)
Investment Income:
Dividends	$45	$75	$11	$1	$211
Expenses:
Mortality and expense risk charges	17	27	6	—	65
Total expenses	17	27	6	—	65
Net investment income (loss)	28	48	5	1	146
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(25)	(102)	(25)	—	—
Capital gains distributions	—	—	—	1	—
Total realized gain (loss) on investments and capital gains distributions	(25)	(102)	(25)	1	—
Net unrealized appreciation (depreciation) of investments	57	153	63	—	—
Net realized and unrealized gain (loss) on investments	32	51	38	1	—
Net increase (decrease) in net assets resulting from operations	$60	$99	$43	$2	$146

The accompanying notes are an integral part of these financial statements.
14

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class
Net investment income (loss)
Investment Income:
Dividends	$39	$—	$—	$26	$23
Expenses:
Mortality and expense risk charges	9	29	178	10	16
Total expenses	9	29	178	10	16
Net investment income (loss)	30	(29)	(178)	16	7
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(14)	(130)	(1,648)	(12)	(15)
Capital gains distributions	—	—	—	—	22
Total realized gain (loss) on investments and capital gains distributions	(14)	(130)	(1,648)	(12)	7
Net unrealized appreciation (depreciation) of investments	43	765	5,662	17	64
Net realized and unrealized gain (loss) on investments	29	635	4,014	5	71
Net increase (decrease) in net assets resulting from operations	$59	$606	$3,836	$21	$78

The accompanying notes are an integral part of these financial statements.
15

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)
Investment Income:
Dividends	$25	$12	$20	$3	$9
Expenses:
Mortality and expense risk charges	24	12	17	3	4
Total expenses	24	12	17	3	4
Net investment income (loss)	1	—	3	—	5
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(11)	(10)	(22)	(1)	(4)
Capital gains distributions	143	65	57	21	—
Total realized gain (loss) on investments and capital gains distributions	132	55	35	20	(4)
Net unrealized appreciation (depreciation) of investments	128	57	76	30	5
Net realized and unrealized gain (loss) on investments	260	112	111	50	1
Net increase (decrease) in net assets resulting from operations	$261	$112	$114	$50	$6

The accompanying notes are an integral part of these financial statements.
16

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	VY® CBRE Global Real Estate Portfolio - Class S	VY® CBRE Real Estate Portfolio - Class S	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class
Net investment income (loss)
Investment Income:
Dividends	$1	$20	$129	$11	$3
Expenses:
Mortality and expense risk charges	1	12	101	9	8
Total expenses	1	12	101	9	8
Net investment income (loss)	—	8	28	2	(5)
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(1)	—	(100)	(19)	(6)
Capital gains distributions	—	51	483	—	41
Total realized gain (loss) on investments and capital gains distributions	(1)	51	383	(19)	35
Net unrealized appreciation (depreciation) of investments	4	39	326	48	40
Net realized and unrealized gain (loss) on investments	3	90	709	29	75
Net increase (decrease) in net assets resulting from operations	$3	$98	$737	$31	$70

The accompanying notes are an integral part of these financial statements.
17

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)
Investment Income:
Dividends	$235	$64	$3	$—	$342
Expenses:
Mortality and expense risk charges	169	23	1	1	245
Total expenses	169	23	1	1	245
Net investment income (loss)	66	41	2	(1)	97
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(130)	(45)	(3)	—	(266)
Capital gains distributions	1,158	—	5	5	963
Total realized gain (loss) on investments and capital gains distributions	1,028	(45)	2	5	697
Net unrealized appreciation (depreciation) of investments	796	198	10	4	584
Net realized and unrealized gain (loss) on investments	1,824	153	12	9	1,281
Net increase (decrease) in net assets resulting from operations	$1,890	$194	$14	$8	$1,378

The accompanying notes are an integral part of these financial statements.
18

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service 2 Class	Voya Global Insights Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S
Net investment income (loss)
Investment Income:
Dividends	$13	$—	$—	$21	$1
Expenses:
Mortality and expense risk charges	9	3	1	11	1
Total expenses	9	3	1	11	1
Net investment income (loss)	4	(3)	(1)	10	—
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(3)	(13)	(3)	9	(3)
Capital gains distributions	37	28	4	27	2
Total realized gain (loss) on investments and capital gains distributions	34	15	1	36	(1)
Net unrealized appreciation (depreciation) of investments	15	45	2	(10)	18
Net realized and unrealized gain (loss) on investments	49	60	3	26	17
Net increase (decrease) in net assets resulting from operations	$53	$57	$2	$36	$17

The accompanying notes are an integral part of these financial statements.
19

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)
Investment Income:
Dividends	$1	$1	$40	$3	$104
Expenses:
Mortality and expense risk charges	2	2	12	1	115
Total expenses	2	2	12	1	115
Net investment income (loss)	(1)	(1)	28	2	(11)
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(6)	(9)	11	1	(50)
Capital gains distributions	5	5	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	(4)	11	1	(50)
Net unrealized appreciation (depreciation) of investments	16	19	84	7	2,045
Net realized and unrealized gain (loss) on investments	15	15	95	8	1,995
Net increase (decrease) in net assets resulting from operations	$14	$14	$123	$10	$1,984

The accompanying notes are an integral part of these financial statements.
20

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)
Investment Income:
Dividends	$3	$341	$151	$75	$67
Expenses:
Mortality and expense risk charges	15	463	100	52	457
Total expenses	15	463	100	52	457
Net investment income (loss)	(12)	(122)	51	23	(390)
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	47	2,384	224	33	(1,269)
Capital gains distributions	57	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	104	2,384	224	33	(1,269)
Net unrealized appreciation (depreciation) of investments	301	5,639	310	227	8,429
Net realized and unrealized gain (loss) on investments	405	8,023	534	260	7,160
Net increase (decrease) in net assets resulting from operations	$393	$7,901	$585	$283	$6,770

The accompanying notes are an integral part of these financial statements.
21

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
For the Year Ended December 31, 2023
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Net investment income (loss)
Investment Income:
Dividends	$3	$9	$—	$6
Expenses:
Mortality and expense risk charges	3	8	1	3
Total expenses	3	8	1	3
Net investment income (loss)	—	1	(1)	3
Realized and unrealized gain (loss)
Net realized gain (loss) on investments	(13)	(5)	(2)	(2)
Capital gains distributions	20	23	—	—
Total realized gain (loss) on investments and capital gains distributions	7	18	(2)	(2)
Net unrealized appreciation (depreciation) of investments	24	71	16	4
Net realized and unrealized gain (loss) on investments	31	89	14	2
Net increase (decrease) in net assets resulting from operations	$31	$90	$13	$5

The accompanying notes are an integral part of these financial statements.
22

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia VP - Small Cap Value Fund - Class 2	Franklin Multi-Asset Variable Conservative Growth Fund	Franklin Multi-Asset Variable Growth Fund
Net Assets at January 1, 2022	$406	$103	$7,100	$4,886
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(4)	(1)	47	71
Total realized gain (loss) on investments and capital gains distributions	(9)	24	343	321
Net unrealized appreciation (depreciation) of investments	(51)	(33)	(1,472)	(1,164)
Net increase (decrease) in net assets resulting from operations	(64)	(10)	(1,082)	(772)
Changes from principal transactions:
Premiums	—	—	3	17
Death Benefits	(5)	—	(78)	(27)
Surrenders and withdrawals	(95)	(27)	(213)	(184)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	(3)	(4)
Transfers between Divisions (including fixed account), net	(3)	—	10	(29)
Increase (decrease) in net assets derived from principal transactions	(103)	(27)	(281)	(227)
Total increase (decrease) in net assets	(167)	(37)	(1,363)	(999)
Net assets at December 31, 2022	239	66	5,737	3,887
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	(1)	55	(9)
Total realized gain (loss) on investments and capital gains distributions	(17)	3	16	99
Net unrealized appreciation (depreciation) of investments	34	10	656	561
Net increase (decrease) in net assets resulting from operations	17	12	727	651
Changes from principal transactions:
Premiums	—	—	3	6
Death Benefits	—	(3)	(74)	(6)
Surrenders and withdrawals	(101)	(1)	(245)	(456)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	(3)	(4)
Transfers between Divisions	(15)	1	5	(1)
Increase (decrease) in net assets derived from principal transactions	(116)	(3)	(314)	(461)
Total increase (decrease) in net assets	(99)	9	413	190
Net assets at December 31, 2023	$140	$75	$6,150	$4,077

The accompanying notes are an integral part of these financial statements.
23

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Franklin Multi-Asset Variable Moderate Growth Fund	Legg Mason Western Asset Core Plus VIT Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Balanced Income Portfolio - Service Class
Net Assets at January 1, 2022	$6,005	$1,727	$2,802	$806
Increase (decrease) in net assets
Operations:
Net investment income (loss)	16	7	27	4
Total realized gain (loss) on investments and capital gains distributions	354	(22)	(49)	21
Net unrealized appreciation (depreciation) of investments	(1,275)	(290)	(408)	(125)
Net increase (decrease) in net assets resulting from operations	(905)	(305)	(430)	(100)
Changes from principal transactions:
Premiums	3	—	13	—
Death Benefits	(13)	(12)	(43)	(20)
Surrenders and withdrawals	(583)	(161)	(226)	(242)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	(5)	(1)	(2)	—
Transfers between Divisions (including fixed account), net	—	1	(43)	(1)
Increase (decrease) in net assets derived from principal transactions	(598)	(173)	(301)	(263)
Total increase (decrease) in net assets	(1,503)	(478)	(731)	(363)
Net assets at December 31, 2022	4,502	1,249	2,071	443
Increase (decrease) in net assets
Operations:
Net investment income (loss)	13	28	48	5
Total realized gain (loss) on investments and capital gains distributions	116	(25)	(102)	(25)
Net unrealized appreciation (depreciation) of investments	548	57	153	63
Net increase (decrease) in net assets resulting from operations	677	60	99	43
Changes from principal transactions:
Premiums	3	—	29	(1)
Death Benefits	(109)	(27)	(8)	(9)
Surrenders and withdrawals	(664)	(75)	(274)	(13)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	(4)	(1)	(2)	—
Transfers between Divisions	(1)	2	(70)	2
Increase (decrease) in net assets derived from principal transactions	(775)	(101)	(325)	(21)
Total increase (decrease) in net assets	(98)	(41)	(226)	22
Net assets at December 31, 2023	$4,404	$1,208	$1,845	$465

The accompanying notes are an integral part of these financial statements.
24

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class
Net Assets at January 1, 2022	$19	$5,520	$827	$2,866
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	(4)	28	(30)
Total realized gain (loss) on investments and capital gains distributions	1	—	(16)	601
Net unrealized appreciation (depreciation) of investments	(5)	—	(123)	(1,468)
Net increase (decrease) in net assets resulting from operations	(4)	(4)	(111)	(897)
Changes from principal transactions:
Premiums	—	38	—	59
Death Benefits	—	(39)	(17)	(5)
Surrenders and withdrawals	—	(894)	(95)	(281)
Contract Charges	—	(1)	—	—
Cost of insurance and administrative charges	—	(6)	(1)	(1)
Transfers between Divisions (including fixed account), net	—	510	14	14
Increase (decrease) in net assets derived from principal transactions	—	(392)	(99)	(214)
Total increase (decrease) in net assets	(4)	(396)	(210)	(1,111)
Net assets at December 31, 2022	15	5,124	617	1,755
Increase (decrease) in net assets
Operations:
Net investment income (loss)	1	146	30	(29)
Total realized gain (loss) on investments and capital gains distributions	1	—	(14)	(130)
Net unrealized appreciation (depreciation) of investments	—	—	43	765
Net increase (decrease) in net assets resulting from operations	2	146	59	606
Changes from principal transactions:
Premiums	—	34	—	3
Death Benefits	—	(471)	(2)	(10)
Surrenders and withdrawals	—	(586)	(51)	(89)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(5)	—	(1)
Transfers between Divisions	(1)	450	(10)	103
Increase (decrease) in net assets derived from principal transactions	(1)	(578)	(63)	6
Total increase (decrease) in net assets	1	(432)	(4)	612
Net assets at December 31, 2023	$16	$4,692	$613	$2,367

The accompanying notes are an integral part of these financial statements.
25

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class
Net Assets at January 1, 2022	$18,810	$940	$1,495	$2,327
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(199)	2	9	(6)
Total realized gain (loss) on investments and capital gains distributions	4,194	(4)	97	246
Net unrealized appreciation (depreciation) of investments	(9,781)	(54)	(312)	(625)
Net increase (decrease) in net assets resulting from operations	(5,786)	(56)	(206)	(385)
Changes from principal transactions:
Premiums	7	—	2	16
Death Benefits	(319)	(20)	(9)	(30)
Surrenders and withdrawals	(924)	(62)	(116)	(307)
Contract Charges	(1)	—	—	—
Cost of insurance and administrative charges	(11)	(1)	(1)	(2)
Transfers between Divisions (including fixed account), net	(84)	(4)	(132)	(3)
Increase (decrease) in net assets derived from principal transactions	(1,332)	(87)	(256)	(326)
Total increase (decrease) in net assets	(7,118)	(143)	(462)	(711)
Net assets at December 31, 2022	11,692	797	1,033	1,616
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(178)	16	7	1
Total realized gain (loss) on investments and capital gains distributions	(1,648)	(12)	7	132
Net unrealized appreciation (depreciation) of investments	5,662	17	64	128
Net increase (decrease) in net assets resulting from operations	3,836	21	78	261
Changes from principal transactions:
Premiums	6	—	9	16
Death Benefits	(897)	(69)	(7)	—
Surrenders and withdrawals	(1,143)	(100)	(9)	(52)
Contract Charges	(1)	—	—	—
Cost of insurance and administrative charges	(10)	(1)	—	(2)
Transfers between Divisions	(88)	4	73	37
Increase (decrease) in net assets derived from principal transactions	(2,133)	(166)	66	(1)
Total increase (decrease) in net assets	1,703	(145)	144	260
Net assets at December 31, 2023	$13,395	$652	$1,177	$1,876

The accompanying notes are an integral part of these financial statements.
26

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net Assets at January 1, 2022	$1,055	$1,479	$364	$341
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	4	(1)	9
Total realized gain (loss) on investments and capital gains distributions	107	141	30	(1)
Net unrealized appreciation (depreciation) of investments	(287)	(384)	(100)	(55)
Net increase (decrease) in net assets resulting from operations	(181)	(239)	(71)	(47)
Changes from principal transactions:
Premiums	2	—	—	—
Death Benefits	(4)	—	(13)	—
Surrenders and withdrawals	(43)	(70)	(13)	(14)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	(1)	(1)	—	—
Transfers between Divisions (including fixed account), net	13	38	—	—
Increase (decrease) in net assets derived from principal transactions	(33)	(33)	(26)	(14)
Total increase (decrease) in net assets	(214)	(272)	(97)	(61)
Net assets at December 31, 2022	841	1,207	267	280
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	3	—	5
Total realized gain (loss) on investments and capital gains distributions	55	35	20	(4)
Net unrealized appreciation (depreciation) of investments	57	76	30	5
Net increase (decrease) in net assets resulting from operations	112	114	50	6
Changes from principal transactions:
Premiums	2	2	2	—
Death Benefits	—	—	(18)	—
Surrenders and withdrawals	(40)	(18)	(3)	(14)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	(1)	(1)	—	—
Transfers between Divisions	20	—	(64)	(5)
Increase (decrease) in net assets derived from principal transactions	(19)	(17)	(83)	(19)
Total increase (decrease) in net assets	93	97	(33)	(13)
Net assets at December 31, 2023	$934	$1,304	$234	$267

The accompanying notes are an integral part of these financial statements.
27

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	VY® CBRE Global Real Estate Portfolio - Class S	VY® CBRE Real Estate Portfolio - Class S	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net Assets at January 1, 2022	$56	$1,276	$8,656	$937
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	2	(9)	(10)
Total realized gain (loss) on investments and capital gains distributions	2	193	1,005	186
Net unrealized appreciation (depreciation) of investments	(17)	(541)	(1,606)	(427)
Net increase (decrease) in net assets resulting from operations	(15)	(346)	(610)	(251)
Changes from principal transactions:
Premiums	—	—	86	—
Death Benefits	(2)	(70)	(116)	(25)
Surrenders and withdrawals	(1)	(39)	(673)	(34)
Contract Charges	—	—	(2)	—
Cost of insurance and administrative charges	—	(1)	(6)	(1)
Transfers between Divisions (including fixed account), net	—	9	2	16
Increase (decrease) in net assets derived from principal transactions	(3)	(101)	(709)	(44)
Total increase (decrease) in net assets	(18)	(447)	(1,319)	(295)
Net assets at December 31, 2022	38	829	7,337	642
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	8	28	2
Total realized gain (loss) on investments and capital gains distributions	(1)	51	383	(19)
Net unrealized appreciation (depreciation) of investments	4	39	326	48
Net increase (decrease) in net assets resulting from operations	3	98	737	31
Changes from principal transactions:
Premiums	—	—	31	—
Death Benefits	(1)	—	(211)	—
Surrenders and withdrawals	(3)	(53)	(641)	(15)
Contract Charges	—	—	(1)	—
Cost of insurance and administrative charges	—	(1)	(5)	(1)
Transfers between Divisions	2	3	81	(4)
Increase (decrease) in net assets derived from principal transactions	(2)	(51)	(746)	(20)
Total increase (decrease) in net assets	1	47	(9)	11
Net assets at December 31, 2023	$39	$876	$7,328	$653

The accompanying notes are an integral part of these financial statements.
28

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net Assets at January 1, 2022	$743	$15,940	$2,057	$114
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(5)	(26)	53	2
Total realized gain (loss) on investments and capital gains distributions	46	1,713	(18)	13
Net unrealized appreciation (depreciation) of investments	(177)	(3,750)	(246)	(37)
Net increase (decrease) in net assets resulting from operations	(136)	(2,063)	(211)	(22)
Changes from principal transactions:
Premiums	3	82	4	—
Death Benefits	(29)	(323)	(9)	—
Surrenders and withdrawals	(67)	(1,280)	(103)	(2)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(7)	(1)	—
Transfers between Divisions (including fixed account), net	2	10	(10)	(3)
Increase (decrease) in net assets derived from principal transactions	(91)	(1,518)	(119)	(5)
Total increase (decrease) in net assets	(227)	(3,581)	(330)	(27)
Net assets at December 31, 2022	516	12,359	1,727	87
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(5)	66	41	2
Total realized gain (loss) on investments and capital gains distributions	35	1,028	(45)	2
Net unrealized appreciation (depreciation) of investments	40	796	198	10
Net increase (decrease) in net assets resulting from operations	70	1,890	194	14
Changes from principal transactions:
Premiums	6	95	9	—
Death Benefits	(24)	(238)	(304)	—
Surrenders and withdrawals	(20)	(1,901)	(138)	(14)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(6)	(1)	—
Transfers between Divisions	(2)	(155)	(2)	—
Increase (decrease) in net assets derived from principal transactions	(40)	(2,205)	(436)	(14)
Total increase (decrease) in net assets	30	(315)	(242)	—
Net assets at December 31, 2023	$546	$12,044	$1,485	$87

The accompanying notes are an integral part of these financial statements.
29

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class	Voya Global Insights Portfolio - Service Class
Net Assets at January 1, 2022	$96	$22,200	$779	$326
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	4	(1)	(3)
Total realized gain (loss) on investments and capital gains distributions	13	2,831	110	35
Net unrealized appreciation (depreciation) of investments	(26)	(4,814)	(178)	(138)
Net increase (decrease) in net assets resulting from operations	(14)	(1,979)	(69)	(106)
Changes from principal transactions:
Premiums	—	7	22	—
Death Benefits	—	(399)	—	—
Surrenders and withdrawals	(3)	(1,532)	(103)	(13)
Contract Charges	—	(1)	—	—
Cost of insurance and administrative charges	—	(14)	—	—
Transfers between Divisions (including fixed account), net	(1)	(48)	27	(1)
Increase (decrease) in net assets derived from principal transactions	(4)	(1,987)	(54)	(14)
Total increase (decrease) in net assets	(18)	(3,966)	(123)	(120)
Net assets at December 31, 2022	78	18,234	656	206
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	97	4	(3)
Total realized gain (loss) on investments and capital gains distributions	5	697	34	15
Net unrealized appreciation (depreciation) of investments	4	584	15	45
Net increase (decrease) in net assets resulting from operations	8	1,378	53	57
Changes from principal transactions:
Premiums	—	7	4	(1)
Death Benefits	—	(702)	(3)	—
Surrenders and withdrawals	(9)	(1,510)	(18)	(37)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(13)	—	—
Transfers between Divisions	1	(79)	—	(6)
Increase (decrease) in net assets derived from principal transactions	(8)	(2,297)	(17)	(44)
Total increase (decrease) in net assets	—	(919)	36	13
Net assets at December 31, 2023	$78	$17,315	$692	$219

The accompanying notes are an integral part of these financial statements.
30

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S
Net Assets at January 1, 2022	$90	$980	$152	$134
Increase (decrease) in net assets
Operations:
Net investment income (loss)	—	10	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	10	38	22	26
Net unrealized appreciation (depreciation) of investments	(19)	(114)	(51)	(47)
Net increase (decrease) in net assets resulting from operations	(9)	(66)	(30)	(22)
Changes from principal transactions:
Premiums	—	—	—	—
Death Benefits	—	(16)	(13)	—
Surrenders and withdrawals	(23)	(56)	(7)	(1)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions (including fixed account), net	—	5	(26)	8
Increase (decrease) in net assets derived from principal transactions	(23)	(68)	(46)	7
Total increase (decrease) in net assets	(32)	(134)	(76)	(15)
Net assets at December 31, 2022	58	846	76	119
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	10	—	(1)
Total realized gain (loss) on investments and capital gains distributions	1	36	(1)	(1)
Net unrealized appreciation (depreciation) of investments	2	(10)	18	16
Net increase (decrease) in net assets resulting from operations	2	36	17	14
Changes from principal transactions:
Premiums	—	—	—	—
Death Benefits	—	(5)	—	—
Surrenders and withdrawals	—	(80)	(14)	(41)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions	(14)	(19)	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	(14)	(105)	(15)	(42)
Total increase (decrease) in net assets	(12)	(69)	2	(28)
Net assets at December 31, 2023	$46	$777	$78	$91

The accompanying notes are an integral part of these financial statements.
31

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net Assets at January 1, 2022	$169	$1,110	$11	$10,236
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	14	(1)	(61)
Total realized gain (loss) on investments and capital gains distributions	23	11	—	208
Net unrealized appreciation (depreciation) of investments	(48)	(207)	1	(2,239)
Net increase (decrease) in net assets resulting from operations	(26)	(182)	—	(2,092)
Changes from principal transactions:
Premiums	—	17	—	(16)
Death Benefits	—	(15)	—	(117)
Surrenders and withdrawals	(1)	(122)	(24)	(576)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	(5)
Transfers between Divisions (including fixed account), net	3	29	73	(1)
Increase (decrease) in net assets derived from principal transactions	2	(91)	49	(715)
Total increase (decrease) in net assets	(24)	(273)	49	(2,807)
Net assets at December 31, 2022	145	837	60	7,429
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	28	2	(11)
Total realized gain (loss) on investments and capital gains distributions	(4)	11	1	(50)
Net unrealized appreciation (depreciation) of investments	19	84	7	2,045
Net increase (decrease) in net assets resulting from operations	14	123	10	1,984
Changes from principal transactions:
Premiums	—	1	—	—
Death Benefits	(41)	(1)	(6)	(105)
Surrenders and withdrawals	(4)	(91)	10	(514)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	(5)
Transfers between Divisions	—	(23)	—	1
Increase (decrease) in net assets derived from principal transactions	(45)	(114)	4	(623)
Total increase (decrease) in net assets	(31)	9	14	1,361
Net assets at December 31, 2023	$114	$846	$74	$8,790

The accompanying notes are an integral part of these financial statements.
32

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net Assets at January 1, 2022	$1,630	$42,891	$8,780	$4,666
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(16)	(294)	(3)	(10)
Total realized gain (loss) on investments and capital gains distributions	138	3,173	251	19
Net unrealized appreciation (depreciation) of investments	(614)	(11,774)	(838)	(329)
Net increase (decrease) in net assets resulting from operations	(492)	(8,895)	(590)	(320)
Changes from principal transactions:
Premiums	5	70	(4)	75
Death Benefits	(20)	(329)	(103)	(47)
Surrenders and withdrawals	(100)	(2,751)	(667)	(301)
Contract Charges	—	(1)	—	—
Cost of insurance and administrative charges	—	(24)	(5)	(2)
Transfers between Divisions (including fixed account), net	(43)	(68)	(25)	30
Increase (decrease) in net assets derived from principal transactions	(158)	(3,103)	(804)	(245)
Total increase (decrease) in net assets	(650)	(11,998)	(1,394)	(565)
Net assets at December 31, 2022	980	30,893	7,386	4,101
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(12)	(122)	51	23
Total realized gain (loss) on investments and capital gains distributions	104	2,384	224	33
Net unrealized appreciation (depreciation) of investments	301	5,639	310	227
Net increase (decrease) in net assets resulting from operations	393	7,901	585	283
Changes from principal transactions:
Premiums	17	38	2	10
Death Benefits	—	(1,559)	(257)	(507)
Surrenders and withdrawals	(205)	(2,705)	(544)	(312)
Contract Charges	—	(1)	—	—
Cost of insurance and administrative charges	(1)	(22)	(4)	(2)
Transfers between Divisions	(8)	40	—	3
Increase (decrease) in net assets derived from principal transactions	(197)	(4,209)	(803)	(808)
Total increase (decrease) in net assets	196	3,692	(218)	(525)
Net assets at December 31, 2023	$1,176	$34,585	$7,168	$3,576

The accompanying notes are an integral part of these financial statements.
33

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S
Net Assets at January 1, 2022	$47,134	$391	$898	$101
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(491)	(2)	(6)	(1)
Total realized gain (loss) on investments and capital gains distributions	2,861	20	50	23
Net unrealized appreciation (depreciation) of investments	(15,457)	(86)	(238)	(39)
Net increase (decrease) in net assets resulting from operations	(13,087)	(68)	(194)	(17)
Changes from principal transactions:
Premiums	227	2	5	1
Death Benefits	(337)	(13)	(14)	—
Surrenders and withdrawals	(2,263)	(67)	(102)	(1)
Contract Charges	(2)	—	—	—
Cost of insurance and administrative charges	(26)	—	—	—
Transfers between Divisions (including fixed account), net	(175)	4	(42)	(3)
Increase (decrease) in net assets derived from principal transactions	(2,576)	(74)	(153)	(3)
Total increase (decrease) in net assets	(15,663)	(142)	(347)	(20)
Net assets at December 31, 2022	31,471	249	551	81
Increase (decrease) in net assets
Operations:
Net investment income (loss)	(390)	—	1	(1)
Total realized gain (loss) on investments and capital gains distributions	(1,269)	7	18	(2)
Net unrealized appreciation (depreciation) of investments	8,429	24	71	16
Net increase (decrease) in net assets resulting from operations	6,770	31	90	13
Changes from principal transactions:
Premiums	109	4	10	1
Death Benefits	(1,143)	—	(6)	(2)
Surrenders and withdrawals	(3,203)	(79)	(51)	(1)
Contract Charges	(2)	—	—	—
Cost of insurance and administrative charges	(25)	—	—	—
Transfers between Divisions	(338)	4	81	(1)
Increase (decrease) in net assets derived from principal transactions	(4,602)	(71)	34	(3)
Total increase (decrease) in net assets	2,168	(40)	124	10
Net assets at December 31, 2023	$33,639	$209	$675	$91

The accompanying notes are an integral part of these financial statements.
34

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the Years Ended December 31, 2023 and 2022
(Dollars in thousands)

Voya U.S. Bond Index Portfolio - Class S
Net Assets at January 1, 2022	$191
Increase (decrease) in net assets
Operations:
Net investment income (loss)	1
Total realized gain (loss) on investments and capital gains distributions	(3)
Net unrealized appreciation (depreciation) of investments	(25)
Net increase (decrease) in net assets resulting from operations	(27)
Changes from principal transactions:
Premiums	9
Death Benefits	—
Surrenders and withdrawals	(4)
Contract Charges	—
Cost of insurance and administrative charges	—
Transfers between Divisions (including fixed account), net	(14)
Increase (decrease) in net assets derived from principal transactions	(9)
Total increase (decrease) in net assets	(36)
Net assets at December 31, 2022	155
Increase (decrease) in net assets
Operations:
Net investment income (loss)	3
Total realized gain (loss) on investments and capital gains distributions	(2)
Net unrealized appreciation (depreciation) of investments	4
Net increase (decrease) in net assets resulting from operations	5
Changes from principal transactions:
Premiums	3
Death Benefits	—
Surrenders and withdrawals	(4)
Contract Charges	—
Cost of insurance and administrative charges	—
Transfers between Divisions	35
Increase (decrease) in net assets derived from principal transactions	34
Total increase (decrease) in net assets	39
Net assets at December 31, 2023	$194

The accompanying notes are an integral part of these financial statements.
35

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

1. Organization

Venerable Insurance and Annuity Company (“VIAC” or the “Company”) is an Iowa stock life insurance company that was originally organized in 1973 under the insurance laws of Minnesota. On June 1, 2018, the Company became an indirectly wholly owned subsidiary of VA Capital Company LLC, an insurance holding company organized under Delaware law (“VA Capital”). The Company’s direct parent is Venerable Holdings, Inc. (“Venerable”). Before June 1, 2018, the Company was an indirectly wholly owned subsidiary of Voya Financial, Inc.

Separate Account EQ of the Company (the “Account”) was established by the Company on July 14, 1988, to support operations of the Company’s variable annuity contracts (the “Contracts”). None of the Contracts are currently available for new purchasers but existing Contract owners may continue to invest in their Contracts.

The variable annuity Contracts supported by the Account are:

•	Equi-Select Variable Annuity

•	PrimeElite Variable Annuity

The Account is registered as a unit investment trust with the Securities Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended. VIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the contract owners. The portion of the Account’s assets applicable to Contracts will not be charged with liabilities arising out of any other business VIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VIAC.

At December 31, 2023, the Account had 49 investment divisions (the “Divisions”), each which invests in shares of a designated independently managed mutual fund (“Fund”) of various investment trusts (“the Trusts”).

The Divisions with asset balances at December 31, 2023 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
Columbia VP - Small Cap Value Fund - Class 2
Franklin Advisors, Inc.:
Franklin Multi-Asset Variable Conservative Growth Fund
Franklin Multi-Asset Variable Growth Fund
Franklin Multi-Asset Variable Moderate Growth Fund
Legg Mason Partners Variable Income Trust:
Legg Mason Western Asset Core Plus VIT Portfolio - Class I
Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class S
Voya Investors Trust:
Voya Balanced Income Portfolio - Service Class
Voya Global Perspectives® Portfolio - Class A
Voya Government Liquid Assets Portfolio - Service Class

Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Retirement Conservative Portfolio - Adviser Class
Voya Retirement Growth Portfolio - Adviser Class
Voya Retirement Moderate Growth Portfolio - Adviser Class
Voya Retirement Moderate Portfolio - Adviser Class
Voya U.S. Stock Index Portfolio - Service Class
VY® BlackRock Inflation Protected Bond Portfolio - Service Class
VY® CBRE Global Real Estate Portfolio - Class S
VY® CBRE Real Estate Portfolio - Class S
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

36

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

VY® Morgan Stanley Global Franchise Portfolio - Service Class
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Voya Partners, Inc.:
Voya International High Dividend Low Volatility Portfolio - Service Class
Voya Solution Moderately Aggressive Portfolio - Service Class
VY® Columbia Small Cap Value II Portfolio - Service Class
VY® Invesco Equity and Income Portfolio - Service Class
VY® Invesco Equity and Income Portfolio - Service 2 Class
Voya Global Insights Portfolio - Service Class
VY® JPMorgan Mid Cap Value Portfolio - Service Class
Voya Variable Portfolios, Inc.:
Voya Global High Dividend Low Volatility Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class S
Voya Index Plus MidCap Portfolio - Class S
Voya Index Plus SmallCap Portfolio - Class S
Voya International Index Portfolio - Class A
Voya International Index Portfolio - Class S
Voya Russell™ Large Cap Growth Index Portfolio - Class I
Voya Russell™ Large Cap Growth Index Portfolio - Class S
Voya Russell™ Large Cap Index Portfolio - Class S
Voya Russell™ Large Cap Value Index Portfolio - Class I
Voya Russell™ Large Cap Value Index Portfolio - Class S
Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Voya Russell™ Mid Cap Index Portfolio - Class S
Voya Russell™ Small Cap Index Portfolio - Class S
Voya Small Company Portfolio - Class S
Voya U.S. Bond Index Portfolio - Class S

The names of certain Divisions were changed during 2023. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Voya Partners, Inc.:	Voya Partners, Inc.:
Voya Global Insights Portfolio - Service Class	VY Invesco Global Portfolio - Service Class

During 2023 there were no new Divisions opened or closed to contract owners.

2. Significant Accounting Policies

The following is a summary of the significant account policies of the Account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

37

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VIAC, which is taxed as a life insurance company under the Internal Revenue Code (“IRC”). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, VIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VIAC. All Contracts in the Account are currently in the accumulation period. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including premiums, death benefits, surrenders and withdrawals, contract charges, and cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund’s next computed net asset values (“NAV”). The fair value of the Account’s assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account’s assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2023. There were no transfers among the levels for the year ended December 31, 2023. The account had no liabilities as of  December 31, 2023.

38

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

•	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Inputs other than quoted market prices that are observable; and

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•	Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VIAC’s expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

39

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge (“Surrender Charge”) is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Fees Waived by VIAC

Certain charges and fees for various types of Contracts may be waived by VIAC. VIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

40

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

5. Purchase and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2023 follow:

	Purchases	Sales
	(Dollars in thousands)
BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III	$3	$119
Columbia Funds Variable Insurance Trust:
Columbia VP - Small Cap Value Fund - Class 2	5	5
Franklin Advisors, Inc.:
Franklin Multi-Asset Variable Conservative Growth Fund	143	401
Franklin Multi-Asset Variable Growth Fund	224	516
Franklin Multi-Asset Variable Moderate Growth Fund	194	836
Legg Mason Partners Variable Income Trust:
Legg Mason Western Asset Core Plus VIT Portfolio - Class I	46	119
Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class S	169	445
Voya Investors Trust:
Voya Balanced Income Portfolio - Service Class	95	109
Voya Global Perspectives® Portfolio - Class A	2	—
Voya Government Liquid Assets Portfolio - Service Class	710	1,142
Voya High Yield Portfolio - Service Class	54	88
Voya Large Cap Growth Portfolio - Adviser Class	113	136
Voya Large Cap Growth Portfolio - Service Class	—	2,310
Voya Limited Maturity Bond Portfolio - Service Class	28	178
Voya Retirement Conservative Portfolio - Adviser Class	161	65
Voya Retirement Growth Portfolio - Adviser Class	213	71
Voya Retirement Moderate Growth Portfolio - Adviser Class	97	52
Voya Retirement Moderate Portfolio - Adviser Class	144	102
Voya U.S. Stock Index Portfolio - Service Class	111	173
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	10	24
VY® CBRE Global Real Estate Portfolio - Class S	1	4
VY® CBRE Real Estate Portfolio - Class S	77	70
VY® Invesco Growth and Income Portfolio - Service Class	701	936
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	16	33
VY® Morgan Stanley Global Franchise Portfolio - Service Class	55	58
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	1,444	2,424
Voya Partners, Inc.:
Voya International High Dividend Low Volatility Portfolio - Service Class	80	475
Voya Solution Moderately Aggressive Portfolio - Service Class	8	16

41

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)
Voya Partners, Inc.: (continued)
VY® Columbia Small Cap Value II Portfolio - Service Class	6	10
VY® Invesco Equity and Income Portfolio - Service Class	1,306	2,542
VY® Invesco Equity and Income Portfolio - Service 2 Class	53	29
Voya Global Insights Portfolio - Service Class	35	54
VY® JPMorgan Mid Cap Value Portfolio - Service Class	5	16
Voya Variable Portfolios, Inc.:
Voya Global High Dividend Low Volatility Portfolio - Class S	49	118
Voya Index Plus LargeCap Portfolio - Class S	2	15
Voya Index Plus MidCap Portfolio - Class S	6	43
Voya Index Plus SmallCap Portfolio - Class S	8	49
Voya International Index Portfolio - Class A	40	125
Voya International Index Portfolio - Class S	14	7
Voya Russell™ Large Cap Growth Index Portfolio - Class I	104	738
Voya Russell™ Large Cap Growth Index Portfolio - Class S	142	293
Voya Russell™ Large Cap Index Portfolio - Class S	402	4,732
Voya Russell™ Large Cap Value Index Portfolio - Class I	151	903
Voya Russell™ Large Cap Value Index Portfolio - Class S	191	976
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	69	5,058
Voya Russell™ Mid Cap Index Portfolio - Class S	36	87
Voya Russell™ Small Cap Index Portfolio - Class S	134	76
Voya Small Company Portfolio - Class S	2	5
Voya U.S. Bond Index Portfolio - Class S	44	7

42

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

6. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31,
	2023			2022
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III	—	7,634	(7,634)	—	6,580	(6,580)
Columbia Funds Variable Insurance Trust:
Columbia VP - Small Cap Value Fund - Class 2	—	115	(115)	—	877	(877)
Franklin Advisors, Inc.:
Franklin Multi-Asset Variable Conservative Growth Fund	195	10,490	(10,295)	374	9,842	(9,468)
Franklin Multi-Asset Variable Growth Fund	44	14,545	(14,501)	454	7,809	(7,355)
Franklin Multi-Asset Variable Moderate Growth Fund	61	25,443	(25,382)	56	20,357	(20,301)
Legg Mason Partners Variable Income Trust:
Legg Mason Western Asset Core Plus VIT Portfolio - Class I	35	4,024	(3,989)	39	6,310	(6,271)
Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class S	7,388	32,193	(24,805)	1,402	23,342	(21,940)
Voya Investors Trust:
Voya Balanced Income Portfolio - Service Class	4,747	5,874	(1,127)	249	14,362	(14,113)
Voya Global Perspectives® Portfolio - Class A	—	1	(1)	—	1	(1)
Voya Government Liquid Assets Portfolio - Service Class	33,353	72,211	(38,858)	44,256	70,572	(26,316)
Voya High Yield Portfolio - Service Class	728	3,643	(2,915)	2,453	6,960	(4,507)
Voya Large Cap Growth Portfolio - Adviser Class	3,537	3,681	(144)	3,405	11,024	(7,619)
Voya Large Cap Growth Portfolio - Service Class	3	40,907	(40,904)	56	26,555	(26,499)
Voya Limited Maturity Bond Portfolio - Service Class	88	7,712	(7,624)	36	3,916	(3,880)
Voya Retirement Conservative Portfolio - Adviser Class	9,981	4,353	5,628	135	20,534	(20,399)
Voya Retirement Growth Portfolio - Adviser Class	2,528	2,638	(110)	561	16,648	(16,087)
Voya Retirement Moderate Growth Portfolio - Adviser Class	1,048	2,206	(1,158)	819	2,454	(1,635)
Voya Retirement Moderate Portfolio - Adviser Class	4,065	5,229	(1,164)	2,132	4,008	(1,876)
Voya U.S. Stock Index Portfolio - Service Class	6,696	13,042	(6,346)	505	2,594	(2,089)

43

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Year ended December 31,
	2023			2022
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust: (continued)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	43	1,787	(1,744)	543	1,606	(1,063)
VY® CBRE Global Real Estate Portfolio - Class S	—	228	(228)	—	187	(187)
VY® CBRE Real Estate Portfolio - Class S	49	432	(383)	41	708	(667)
VY® Invesco Growth and Income Portfolio - Service Class	1,357	11,217	(9,860)	1,082	10,649	(9,567)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	197	938	(741)	485	2,086	(1,601)
VY® Morgan Stanley Global Franchise Portfolio - Service Class	288	1,305	(1,017)	175	2,530	(2,355)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	459	14,995	(14,536)	477	10,668	(10,191)
Voya Partners, Inc.:
Voya International High Dividend Low Volatility Portfolio - Service Class	1,339	35,426	(34,087)	240	9,915	(9,675)
Voya Solution Moderately Aggressive Portfolio - Service Class	—	1,004	(1,004)	—	316	(316)
VY® Columbia Small Cap Value II Portfolio - Service Class	2	390	(388)	2	143	(141)
VY® Invesco Equity and Income Portfolio - Service Class	80	89,986	(89,906)	2	77,022	(77,020)
VY® Invesco Equity and Income Portfolio - Service 2 Class	263	1,326	(1,063)	2,884	6,182	(3,298)
Voya Global Insights Portfolio - Service Class	252	1,713	(1,461)	97	551	(454)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	—	590	(590)	—	857	(857)
Voya Variable Portfolios, Inc.:
Voya Global High Dividend Low Volatility Portfolio - Class S	141	7,607	(7,466)	3,138	8,096	(4,958)
Voya Index Plus LargeCap Portfolio - Class S	—	439	(439)	—	1,449	(1,449)
Voya Index Plus MidCap Portfolio - Class S	9	1,369	(1,360)	238	44	194
Voya Index Plus SmallCap Portfolio - Class S	42	1,810	(1,768)	166	103	63
Voya International Index Portfolio - Class A	69	9,414	(9,345)	5,497	13,863	(8,366)
Voya International Index Portfolio - Class S	932	546	386	7,183	2,385	4,798
Voya Russell™ Large Cap Index Portfolio - Class I	—	63,347	(63,347)	19,879	94,705	(74,826)
Voya Russell™ Large Cap Growth Index Portfolio - Class S	1,394	4,448	(3,054)	532	3,234	(2,702)
Voya Russell™ Large Cap Index Portfolio - Class S	2,413	132,836	(130,423)	3,472	102,632	(99,160)
Voya Russell™ Large Cap Value Index Portfolio - Class I	59	49,663	(49,604)	8,438	58,244	(49,806)
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,429	26,855	(23,426)	4,778	11,699	(6,921)

44

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Year ended December 31,
	2023			2022
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc.: (continued)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	601	99,099	(98,498)	2,132	58,199	(56,067)
Voya Russell™ Mid Cap Index Portfolio - Class S	498	3,019	(2,521)	274	2,827	(2,553)
Voya Russell™ Small Cap Index Portfolio - Class S	4,431	2,803	1,628	713	7,253	(6,540)
Voya Small Company Portfolio - Class S	59	172	(113)	49	132	(83)
Voya U.S. Bond Index Portfolio - Class S	3,490	408	3,082	827	1,603	(776)

45

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

7. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts as of December 31, 2023, 2022, 2021, 2020, and 2019 and expense ratios, excluding expenses of underlying Funds, investment income ratios and total returns for the years ended December 31, 2023, 2022, 2021, 2020, and 2019 follows:

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
BlackRock Global Allocation V.I. Fund - Class III
2023		9	$16.37	$140	1.79%	1.40%	10.92%
2022		16	$14.76	$239	0.00%	1.40%	-17.30%
2021		23	$17.83	$406	0.90%	1.40%	4.94%
2020		24	$16.99	$402	1.20%	1.40%	18.98%
2019		26	$14.28	$365	1.27%	1.40%	16.10%
Columbia VP - Small Cap Value Fund - Class 2
2023		2	$36.52	$75	0.40%	1.40%	19.97%
2022		2	$30.44	$66	0.53%	1.40%	-11.48%
2021		3	$33.91	$103	0.54%	1.40%	27.00%
2020		3	$26.70	$84	0.27%	1.40%	7.06%
2019		3	$24.94	$80	0.28%	1.40%	19.27%
Franklin Multi-Asset Variable Conservative Growth Fund
2023		190	$32.39	$6,150	2.32%	1.40%	13.02%
2022		200	$28.66	$5,737	2.07%	1.40%	-15.37%
2021		210	$33.87	$7,100	3.76%	1.40%	9.93%
2020		219	$30.81	$6,763	1.89%	1.40%	9.41%
2019		256	$28.16	$7,209	2.07%	1.40%	15.69%
Franklin Multi-Asset Variable Growth Fund
2023		117	$34.93	$4,077	1.15%	1.40%	17.90%
2022		131	$29.63	$3,887	2.97%	1.40%	-16.35%
2021		139	$35.27	$4,886	4.27%	1.40%	19.03%
2020		151	$29.63	$4,477	1.37%	1.40%	9.66%
2019		182	$27.02	$4,931	1.55%	1.40%	20.84%

46

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Franklin Multi-Asset Variable Moderate Growth Fund
2023		135	$32.53	$4,404	1.69%	1.40%	16.16%
2022		161	$28.00	$4,502	1.64%	1.40%	-15.72%
2021		181	$33.16	$6,005	4.58%	1.40%	15.02%
2020		194	$28.83	$5,594	1.50%	1.40%	9.54%
2019		227	$26.32	$5,965	1.65%	1.40%	18.72%
Legg Mason Western Asset Core Plus VIT Portfolio - Class I
2023		45	$26.92	$1,208	3.69%	1.40%	5.32%
2022		49	$25.56	$1,249	1.84%	1.40%	-17.69%
2021		55	$31.32	$1,727	2.34%	1.40%	-3.33%
2020		69	$32.40	$2,224	2.13%	1.40%	7.78%
2019		75	$30.06	$2,254	4.59%	1.40%	10.60%
Voya Intermediate Bond Portfolio - Class S
2023		134	$13.73	$1,845	3.85%	1.40%	5.53%
2022		159	$13.01	$2,071	2.45%	1.40%	-15.35%
2021		181	$15.46	$2,802	2.82%	1.40%	-2.46%
2020		209	$15.85	$3,317	3.18%	1.40%	6.02%
2019		235	$14.95	$3,507	3.11%	1.40%	8.02%
Voya Balanced Income Portfolio - Service Class
2023		25	$18.74	$465	2.48%	1.40%	9.86%
2022		26	$17.06	$443	1.95%	1.40%	-15.09%
2021		40	$20.11	$806	2.26%	1.40%	7.60%
2020		44	$18.69	$820	3.19%	1.40%	1.58%
2019		63	$18.40	$1,151	4.69%	1.40%	16.75%
Voya Global Perspectives® Portfolio - Class A
2023		1	$13.37	$16	6.29%	1.40%	8.65%
2022		1	$12.31	$15	2.77%	1.40%	-18.77%
2021		1	$15.16	$19	5.93%	1.40%	4.26%
2020		—	$14.54	$2	2.94%	1.40%	14.13%
2019		—	$12.74	$1	2.63%	1.40%	0.1635
47

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Voya Government Liquid Assets Portfolio - Service Class
2023		306	$15.35	$4,692	4.29%	1.40%	3.21%
2022		345	$14.87	$5,124	1.28%	1.40%	-0.06%
2021		371	$14.88	$5,520	0.00%	1.40%	-1.39%
2020		372	$15.09	$5,613	0.21%	1.40%	-1.11%
2019		400	$15.26	$6,103	1.70%	1.40%	0.33%
Voya High Yield Portfolio - Service Class
2023		26	$23.54	$613	6.27%	1.40%	10.44%
2022		29	$21.32	$617	5.23%	1.40%	-13.68%
2021		33	$24.71	$827	4.96%	1.40%	3.52%
2020		41	$23.87	$979	4.91%	1.40%	4.14%
2019		49	$22.92	$1,132	5.31%	1.40%	13.63%
Voya Large Cap Growth Portfolio - Adviser Class
2023		68	$34.68	$2,367	0.00%	1.40%	35.15%
2022		68	$25.66	$1,755	0.00%	1.40%	-31.93%
2021		76	$37.71	$2,866	-0.00%	1.40%	17.26%
2020		84	$32.16	$2,702	-0.00%	1.40%	28.28%
2019		89	$25.07	$2,243	0.09%	1.40%	30.03%
Voya Large Cap Growth Portfolio - Service Class
2023		224	$59.71	$13,395	0.00%	1.40%	35.46%
2022		265	$44.08	$11,692	0.00%	1.40%	-31.66%
2021		292	$64.47	$18,810	0.00%	1.40%	17.60%
2020		337	$54.82	$18,484	0.24%	1.40%	28.75%
2019		375	$42.58	$15,947	0.42%	1.40%	30.57%
Voya Limited Maturity Bond Portfolio - Service Class
2023		29	$22.23	$652	3.61%	1.40%	3.06%
2022		37	$21.57	$797	1.59%	1.40%	-6.18%
2021		41	$23.01	$940	1.43%	1.40%	-1.54%
2020		45	$23.37	$1,046	1.95%	1.40%	1.74%
2019		52	$22.97	$1,192	1.59%	1.40%	2.59%

48

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Voya Retirement Conservative Portfolio - Adviser Class
2023		95	$12.34	$1,177	2.05%	1.40%	7.27%
2022		90	$11.51	$1,033	1.96%	1.40%	-14.92%
2021		110	$13.57	$1,495	2.23%	1.40%	3.27%
2020		105	$13.14	$1,375	2.07%	1.40%	8.77%
2019		72	$12.08	$864	1.68%	1.40%	11.96%
Voya Retirement Growth Portfolio - Adviser Class
2023		88	$21.29	$1,876	1.44%	1.40%	16.17%
2022		88	$18.32	$1,616	0.97%	1.40%	-18.09%
2021		104	$22.31	$2,327	1.79%	1.40%	13.88%
2020		115	$19.59	$2,256	2.13%	1.40%	12.07%
2019		128	$17.48	$2,231	1.76%	1.40%	19.81%
Voya Retirement Moderate Growth Portfolio - Adviser Class
2023		46	$20.21	$934	1.40%	1.40%	13.76%
2022		47	$17.76	$841	1.27%	1.40%	-17.58%
2021		49	$21.52	$1,055	1.75%	1.40%	12.32%
2020		61	$19.16	$1,176	2.06%	1.40%	11.53%
2019		73	$17.18	$1,257	1.61%	1.40%	18.40%
Voya Retirement Moderate Portfolio - Adviser Class
2023		75	$17.37	$1,304	1.62%	1.40%	9.68%
2022		76	$15.84	$1,207	1.62%	1.40%	-16.35%
2021		78	$18.94	$1,479	2.09%	1.40%	8.11%
2020		129	$17.52	$2,251	2.06%	1.40%	10.61%
2019		136	$15.84	$2,148	1.77%	1.40%	15.54%
Voya U.S. Stock Index Portfolio - Service Class
2023		15	$15.12	$234	1.06%	1.40%	23.80%
2022		22	$12.21	$267	1.01%	1.40%	-20.15%
2021		24	$15.20	$364	0.94%	1.40%	26.25%
2020		25	$12.04	$304	1.56%	1.40%	16.22%
2019	12/13/2019	28	$10.36	$290	(a)	1.40%	(a)

49

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
VY® BlackRock Inflation Protected Bond Portfolio - Service Class
2023		23	$11.80	$267	3.34%	1.40%	2.72%
2022		24	$11.49	$280	4.09%	1.40%	-13.76%
2021		25	$13.40	$341	2.59%	1.40%	3.47%
2020		22	$12.95	$280	1.56%	1.40%	9.28%
2019		17	$11.85	$196	2.20%	1.40%	6.66%
VY® CBRE Global Real Estate Portfolio - Class S
2023		2	$16.87	$39	1.64%	1.40%	10.76%
2022		3	$15.23	$38	2.89%	1.40%	-25.62%
2021		3	$20.63	$56	2.68%	1.40%	32.24%
2020		3	$15.60	$52	5.00%	1.40%	-6.36%
2019		3	$16.66	$58	2.76%	1.40%	22.59%
VY® CBRE Real Estate Portfolio - Class S
2023		6	$148.01	$876	2.37%	1.40%	12.45%
2022		6	$131.63	$829	1.53%	1.40%	-27.55%
2021		7	$183.24	$1,276	1.99%	1.40%	49.84%
2020		9	$122.29	$1,059	2.02%	1.40%	-7.85%
2019		10	$132.71	$1,367	2.17%	1.40%	26.37%
VY® Invesco Growth and Income Portfolio - Service Class
2023		90	$81.02	$7,328	1.76%	1.40%	10.77%
2022		100	$73.14	$7,337	1.25%	1.40%	-8.21%
2021		110	$78.78	$8,656	1.31%	1.40%	27.15%
2020		133	$61.96	$8,212	1.83%	1.40%	1.46%
2019		143	$61.07	$8,712	2.44%	1.40%	23.00%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
2023		25	$26.62	$653	1.70%	1.40%	5.06%
2022		25	$25.35	$642	0.00%	1.40%	-27.55%
2021		27	$34.80	$937	0.00%	1.40%	-11.29%
2020		32	$39.23	$1,241	0.30%	1.40%	31.51%
2019		37	$29.83	$1,093	0.01%	1.40%	29.87%

50

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
VY® Morgan Stanley Global Franchise Portfolio - Service Class
2023		13	$42.78	$546	0.51%	1.40%	14.29%
2022		14	$37.43	$516	0.55%	1.40%	-18.28%
2021		16	$46.06	$743	0.72%	1.40%	19.95%
2020		14	$38.40	$523	0.60%	1.40%	11.69%
2019		16	$34.38	$538	0.84%	1.40%	27.52%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
2023		73	$165.68	$12,044	1.93%	1.40%	16.94%
2022		87	$141.68	$12,359	1.17%	1.40%	-13.32%
2021		97	$163.62	$15,940	0.84%	1.40%	16.75%
2020		109	$140.15	$15,335	1.18%	1.40%	16.33%
2019		128	$120.48	$15,432	1.47%	1.40%	22.61%
Voya International High Dividend Low Volatility Portfolio - Service Class
2023		109	$13.66	$1,485	3.96%	1.40%	12.92%
2022		143	$12.10	$1,727	4.13%	1.40%	-10.60%
2021		152	$13.49	$2,057	2.11%	1.40%	10.21%
2020		169	$12.24	$2,068	3.05%	1.40%	-2.31%
2019		183	$12.53	$2,292	1.83%	1.40%	14.74%
Voya Solution Moderately Aggressive Portfolio - Service Class
2023		6	$15.38	$87	3.49%	1.40%	16.96%
2022		7	$13.15	$87	3.15%	1.40%	-20.26%
2021		7	$16.43	$114	1.64%	1.40%	15.46%
2020		7	$14.23	$106	1.34%	1.40%	12.31%
2019		14	$12.67	$171	2.24%	1.40%	20.90%
VY® Columbia Small Cap Value II Portfolio - Service Class
2023		3	$25.84	$78	0.52%	1.40%	12.26%
2022		3	$23.02	$78	0.02%	1.40%	-15.92%
2021		4	$27.11	$96	0.27%	1.40%	32.31%
2020		4	$20.49	$88	0.50%	1.40%	8.01%
2019		6	$18.97	$114	0.35%	1.40%	18.56%

51

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
VY® Invesco Equity and Income Portfolio - Service Class
2023		634	$27.32	$17,315	1.93%	1.40%	8.43%
2022		724	$25.20	$18,234	1.39%	1.40%	-9.70%
2021		801	$27.73	$22,200	1.19%	1.40%	16.91%
2020		888	$23.81	$21,117	1.48%	1.40%	8.11%
2019		1,002	$21.94	$21,985	1.81%	1.40%	18.15%
VY® Invesco Equity and Income Portfolio - Service 2 Class
2023		41	$16.87	$692	1.91%	1.40%	8.30%
2022		42	$15.58	$656	1.30%	1.40%	-9.78%
2021		45	$17.16	$779	1.10%	1.40%	16.73%
2020		47	$14.79	$696	1.43%	1.40%	8.01%
2019		51	$13.61	$694	1.38%	1.40%	17.94%
Voya Global Insights Portfolio - Service Class
2023		6	$34.05	$219	0.00%	1.40%	30.55%
2022		8	$26.10	$206	0.00%	1.40%	-33.01%
2021		8	$38.98	$326	0.00%	1.40%	13.51%
2020		9	$34.34	$308	0.83%	1.40%	25.65%
2019		11	$27.33	$309	0.23%	1.40%	29.59%
VY® JPMorgan Mid Cap Value Portfolio - Service Class
2023		2	$29.66	$46	0.89%	1.40%	8.99%
2022		2	$27.21	$58	0.76%	1.40%	-10.17%
2021		3	$30.20	$90	0.44%	1.40%	27.70%
2020		6	$23.65	$145	0.98%	1.40%	-1.13%
2019		7	$23.92	$161	0.96%	1.40%	24.45%
Voya Global High Dividend Low Volatility Portfolio - Class S
2023		52	$14.95	$777	2.59%	1.40%	4.94%
2022		59	$14.24	$846	2.41%	1.40%	-6.20%
2021		64	$15.22	$980	2.34%	1.40%	18.81%
2020		91	$12.81	$1,162	2.03%	1.40%	-2.44%
2019		101	$13.13	$1,332	2.29%	1.40%	19.69%

52

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Voya Index Plus LargeCap Portfolio - Class S
2023		2	$38.26	$78	0.65%	1.40%	23.95%
2022		2	$30.86	$76	0.54%	1.40%	-20.77%
2021		4	$38.76	$152	0.87%	1.40%	27.12%
2020		4	$30.49	$128	0.55%	1.40%	14.02%
2019		12	$26.74	$324	1.46%	1.40%	27.94%
Voya Index Plus MidCap Portfolio - Class S
2023		3	$33.89	$91	0.99%	1.40%	15.56%
2022		4	$29.33	$119	0.58%	1.40%	-15.80%
2021		4	$34.80	$134	0.73%	1.40%	25.72%
2020		4	$27.68	$108	0.55%	1.40%	6.46%
2019		11	$26.00	$297	1.09%	1.40%	24.94%
Voya Index Plus SmallCap Portfolio - Class S
2023		4	$30.68	$114	0.91%	1.40%	16.24%
2022		5	$26.40	$145	0.59%	1.40%	-16.27%
2021		5	$31.20	$169	0.52%	1.40%	26.32%
2020		6	$24.70	$138	0.50%	1.40%	3.65%
2019		12	$23.83	$283	0.76%	1.40%	19.87%
Voya International Index Portfolio - Class A
2023		66	$12.84	$846	4.74%	1.40%	15.46%
2022		75	$11.12	$837	2.76%	1.40%	-16.42%
2021		84	$13.28	$1,110	1.99%	1.40%	8.94%
2020		100	$12.19	$1,220	1.88%	1.40%	5.72%
2019		121	$11.53	$1,391	2.64%	1.40%	0.1923
Voya International Index Portfolio - Class S
2023		6	$12.21	$74	4.96%	1.40%	15.90%
2022		6	$10.54	$60	0.77%	1.40%	-16.27%
2021		1	$12.55	$11	2.62%	1.40%	9.04%
2020		1	$11.51	$17	0.55%	1.40%	6.08%
2019		11	$10.85	$124	2.88%	1.40%	19.36%

53

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Voya Russell™ Large Cap Growth Index Portfolio - Class I
2023		807	$10.89	$8,790	1.28%	1.40%	27.60%
2022		871	$8.53	$7,429	0.63%	1.40%	-21.86%
2021	10/15/2021	946	11	$10,236	(b)	1.40%	(b)
2020		(b)	(b)	(b)	(b)	(b)	(b)
2019		(b)	(b)	(b)	(b)	(b)	(b)
Voya Russell™ Large Cap Growth Index Portfolio - Class S
2023		16	$75.63	$1,176	0.28%	1.40%	43.61%
2022		19	$52.66	$980	0.11%	1.40%	-31.91%
2021		21	$76.53	$1,630	0.34%	1.40%	28.56%
2020		22	$59.53	$1,298	0.43%	1.40%	36.19%
2019		26	$43.71	$1,148	0.54%	1.40%	33.55%
Voya Russell™ Large Cap Index Portfolio - Class S
2023		953	$36.30	$34,585	1.04%	1.40%	27.27%
2022		1,083	$28.52	$30,893	0.53%	1.40%	-22.05%
2021		1,182	$36.28	$42,891	1.20%	1.40%	25.36%
2020		1,199	$28.94	$34,702	1.19%	1.40%	19.88%
2019		1,313	$24.14	$31,701	1.48%	1.40%	29.09%
Voya Russell™ Large Cap Value Index Portfolio - Class I
2023		412	$17.38	$7,168	2.07%	1.40%	8.73%
2022		462	$15.99	$7,386	1.31%	1.40%	-7.32%
2021		512	$17.16	$8,780	2.29%	1.40%	21.27%
2020		555	$14.15	$7,852	1.02%	1.40%	0.07%
2019		618	$14.14	$8,735	2.58%	0.014	0.2414
Voya Russell™ Large Cap Value Index Portfolio - Class S
2023		96	$37.16	$3,576	1.96%	1.40%	8.45%
2022		120	$34.27	$4,101	1.14%	1.40%	-7.55%
2021		127	$36.86	$4,666	1.39%	1.40%	21.01%
2020		87	$30.46	$2,640	0.88%	1.40%	-0.23%
2019		98	$30.53	$2,999	0.57%	1.40%	23.85%

54

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Fund Inception DateA	Units (000’s)	Unit Fair Value	Net Assets (000’s)	Investment Income RatioB	Expense RatioC	Total ReturnD
Voya Russell™ Mid Cap Growth Index Portfolio - Class S
2023		643	$52.34	$33,639	0.20%	1.40%	23.27%
2022		741	$42.46	$31,471	0.00%	1.40%	-27.47%
2021		797	$59.12	$47,134	0.01%	1.40%	10.46%
2020		251	$53.52	$13,452	0.15%	1.40%	32.64%
2019		276	$40.35	$11,152	0.56%	1.40%	32.64%
Voya Russell™ Mid Cap Index Portfolio - Class S
2023		7	$30.62	$209	1.37%	1.40%	14.88%
2022		9	$26.65	$249	0.66%	1.40%	-18.68%
2021		12	$32.87	$391	0.79%	1.40%	20.09%
2020		12	$27.37	$332	0.89%	1.40%	14.71%
2019		17	$23.86	$410	1.38%	1.40%	27.94%
Voya Russell™ Small Cap Index Portfolio - Class S
2023		26	$26.23	$675	1.50%	1.40%	14.73%
2022		24	$22.86	$551	0.49%	1.40%	-22.92%
2021		31	$29.31	$898	0.50%	1.40%	12.47%
2020		30	$26.06	$786	0.88%	1.40%	17.65%
2019		39	$22.15	$859	0.61%	1.40%	23.06%
Voya Small Company Portfolio - Class S
2023		3	$26.88	$91	0.21%	1.40%	16.04%
2022		3	$23.17	$81	0.00%	1.40%	-18.73%
2021		4	$28.26	$101	-0.00%	1.40%	12.86%
2020		4	$25.04	$91	0.31%	1.40%	10.45%
2019		6	$22.67	$128	0.13%	1.40%	24.08%
Voya U.S. Bond Index Portfolio - Class S
2023		17	$11.24	$194	3.69%	1.40%	3.31%
2022		14	$10.88	$155	1.92%	1.40%	-13.94%
2021		15	$12.74	$191	1.53%	1.40%	-3.48%
2020		22	$13.20	$290	3.62%	1.40%	5.52%
2019		16	$12.51	$202	2.19%	1.40%	6.47%

55

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements
(a)	As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.
(b)	As investment Division had no investments until 2021, this data is not meaningful and is therefore not presented.

AThe Fund Inception Date represents the first date the fund received money.
BThe Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
CThe Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense and administrative charges as defined in the Charges and Fees note.
DTotal Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.

56

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FINANCIAL STATEMENTS — STATUTORY BASIS AND SUPPLEMENTARY INFORMATION

Venerable Insurance and Annuity Company
As of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022, and 2021, with Report of Independent Auditors

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Contents

Report of Independent Auditors	1

Audited Financial Statements - Statutory Basis
Balance Sheets - as of December 31, 2023 and 2022	4
Statements of Operations - for the years ended December 31, 2023, 2022, and 2021	6
Statements of Changes in Capital and Surplus - for the years ended December 31, 2023, 2022, and 2021	7
Statements of Cash Flows - for the years ended December 31, 2023, 2022, and 2021	8
Notes to Financial Statements	9

Supplementary Information
Report of Independent Auditors on Supplementary Information	68
Supplemental Schedule of Selected Statutory Basis Financial Data	69
Investment Risk Interrogatories	72
Summary Investment Schedule	77
Supplemental Schedule of Life and Health Reinsurance Disclosures	71
Note to Supplementary Information	73

2

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Report of Independent Auditors

The Board of Directors and Stockholder
Venerable Insurance and Annuity Company

Opinion

We have audited the statutory-basis financial statements of Venerable Insurance and Annuity Company (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in capital and surplus and cash flow for each of the three years in the period ended December 31, 2023, and the related notes to the financial statements (collectively referred to as the "financial statements").

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, on the basis of accounting described in Note 1.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company at December 31, 2023 and 2022, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2023.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between these statutory

3

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

accounting practices described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

4

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

March 27, 2024

5

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

	December 31
	2023	2022
Admitted Assets	(In Thousands)
Cash and invested assets:
Bonds	$ 5,300,980	$ 8,513,944
Preferred stocks	36,331	45,310
Common stocks and investment in and advances to subsidiaries	1,303,586	1,498,766
Mortgage loans	1,206,983	1,788,620
Contract loans	2,564	3,283
Other invested assets	276,198	406,058
Cash and short-term investments	347,556	206,621
Total cash and invested assets	8,474,198	12,462,602

Deferred and uncollected premiums	(69,778)	(50,342)
Accrued investment income	61,429	93,741
Reinsurance balances recoverable	72,909	61,717
Indebtedness from related parties	4,558	2,895
Federal income tax recoverable (including $0 and $0 on realized capital losses at December 31, 2023 and 2022, respectively)	60,633	56,736
Other assets	7,168	14,946
Separate account assets	18,501,762	18,254,229
Total admitted assets	$ 27,112,879	$ 30,896,524

	December 31
	2023	2022
	(In Thousands, except share amounts)
Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$ 6,633,960	$ 9,204,810
Deposit type contracts	12,136	1,128,799
Policy and contract claims	(9,584)	(6,692)
Total policy and contract liabilities	6,636,512	10,326,917

Interest maintenance reserve	63,141	105,483
Accounts payable and accrued expenses	2,335	1,838
Reinsurance balances	52,492	43,139
Asset valuation reserve	80,151	92,899
Net transfers from separate accounts due or accrued	(40,976)	(45,354)
Other liabilities	106,304	118,443
Separate account liabilities	18,501,762	18,254,229
Total liabilities	25,401,721	28,897,594

Capital and surplus:
Common stock: authorized 250,000 shares of $10 par value; 250,000 shares issued and outstanding	2,500	2,500
Special surplus funds	330,388	234,385
Surplus notes	226,121	252,109
Paid in and contributed surplus	1,160,463	1,160,463
Unassigned funds (surplus)	(8,314)	349,473
Total capital and surplus	1,711,158	1,998,930
Total liabilities and capital and surplus	$ 27,112,879	$ 30,896,524

4

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Premiums and other revenues:
Life, annuity, and accident and health premiums	$ 662	$ 1,502	$ (4,618,622)
Policy proceeds and dividends left on deposit	(1,046,124)	—	26,150
Net investment income	415,512	697,904	480,810
Amortization of interest maintenance reserve	10,679	15,268	(3,284)
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(1,646,871)	(1,378,912)	(1,137,736)
Other revenue	9,566	10,733	27,809
Total premiums and other revenues	(2,256,576)	(653,505)	(5,224,873)

Benefits paid:
Annuity benefits	763,447	918,628	1,055,864
Surrender benefits and withdrawals	1,461,814	1,444,422	2,239,392
Interest and adjustments on contract or deposit-type funds	—	—	46,119
Other benefits	—	—	89,868
Decrease in life, annuity, and accident and health reserves	(2,554,967)	(984,696)	(3,148,513)
Net transfers from separate accounts	(2,362,633)	(2,398,558)	(3,291,212)
Total benefits paid	(2,692,339)	(1,020,204)	(3,008,482)

Insurance expenses and other deductions:
Commissions	105,764	120,874	148,821
General expenses	68,580	73,476	97,210
Insurance taxes, licenses, and fees	2,483	3,167	3,757
Other expense (income)	104,179	10,962	(1,721,629)
Total insurance (income) expenses and other deductions	281,006	208,479	(1,471,841)
Gain (loss) from operations before federal income taxes and net realized capital losses	154,757	158,220	(744,550)

Federal income tax benefit	(6,459)	(42,421)	(39,431)
Gain (loss) from operations before net realized capital losses	161,216	200,641	(705,119)
Net realized capital loss	(252,545)	(3,444)	(563,814)
Net income (loss)	$ (91,329)	$ 197,197	$ (1,268,933)

5

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Common stock:
Balance at beginning and end of year	$ 2,500	$ 2,500	$ 2,500

Surplus notes:
Balance at beginning of year	252,109	334,879	350,000
Surplus notes issued	16,121	—	—
Surplus notes paid	(42,109)	(82,770)	(15,121)
Balance at end of year	226,121	252,109	334,879

Paid-in and contributed surplus:
Balance at beginning of year	$ 1,160,463	$ 1,160,463	$ 1,240,463
Return of capital	—	—	(80,000)
Balance at end of year	1,160,463	1,160,463	1,160,463

Special surplus funds:
Balance at beginning of year	234,385	246,451	258,517
Gain on ceded reinsurance	110,274	—	—
Amortization of gain on reinsurance	(14,271)	(12,066)	(12,066)
Balance at end of year	330,388	234,385	246,451

Unassigned surplus:
Balance at beginning of year	349,473	342,911	834,348
Net income (loss)	(91,329)	197,197	(1,268,933)
Change in net unrealized capital gains (losses)	4,497	(211,903)	589,704
Change in nonadmitted assets	(299,578)	11,868	(517)
Change in reserve due to change in valuation basis	15,876	—	—
Change in asset valuation reserve	12,747	41,349	258,309
Dividends to stockholder	—	(32,000)	(70,000)
Other changes in surplus	$ —	$ 51	$ —
Balance at end of year	(8,314)	349,473	342,911

Total capital and surplus	$ 1,711,158	$ 1,998,930	$ 2,087,204

6

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Operating Activities
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ (186)	$ 4,372	$ 1,329
Net investment income received	439,330	486,369	430,986
Commissions and expenses paid	(334,684)	(486,578)	2,740
Benefits paid	(4,253,021)	(3,522,061)	(3,258,646)
Net transfers from separate accounts	2,368,173	2,397,560	3,692,570
Miscellaneous income	125,538	128,301	68,762
Net cash (used in) provided by operations	(1,654,850)	(992,037)	937,741

Investment Activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	1,432,566	1,404,297	4,936,089
Stocks	210,700	26,669	77,435
Mortgage loans	263,234	435,728	461,361
Other invested assets	114,648	494,553	62,982
Miscellaneous proceeds	(8,797)	(27,552)	(15,720)
Total investment proceeds	2,012,351	2,333,695	5,522,147

Cost of investments acquired:
Bonds	174,026	1,368,835	3,558,765
Stocks	—	16,500	76,683
Mortgage loans	19,635	30,852	24,454
Other invested assets	20,265	191,292	503,232
Net gain (loss) on derivatives	—	—	—
Miscellaneous applications	(190)	(10,332)	531,958
Total cost of investments acquired	213,736	1,597,147	4,695,092

Net decrease in contract loans	719	393	745
Net cash provided by investment activities	1,799,334	736,941	827,800

Financing and Miscellaneous Activities
Other cash provided (applied):
Surplus notes	(25,988)	(82,770)	(415,121)
Capital and paid-in surplus, less treasury stock	—	—	(1,329,505)
Net deposits (withdrawals) on deposit type contracts	267,327	200,495	(11,711)
Dividends paid to stockholder	—	158,000	(70,000)
Nonadmitted cash and short-term investments	(300,000)	—	—
Other cash provided (applied)	55,112	60,050	(600,667)
Net cash provided by (used in) financing and miscellaneous activities	(3,549)	335,775	(2,427,004)
Net increase (decrease) in cash and short-term investments	140,935	80,679	(661,463)
Cash and short-term investments:
Beginning of year	206,621	125,942	787,405
End of year	$ 347,556	$ 206,621	$ 125,942

7

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

1.
Organization and Significant Accounting Policies
Venerable Insurance and Annuity Company ("VIAC" or the “Company”), is domiciled in the State of Iowa ("Iowa") and is a direct, wholly-owned subsidiary of Venerable Holdings, Inc. (“Venerable Holdings”), a holding company domiciled in the State of Delaware. Venerable Holdings is a direct, wholly-owned subsidiary of VA Capital Company LLC ("VA Capital"), a limited liability company domiciled in the State of Delaware.

Venerable Holdings owns all outstanding shares of the capital stock of the Company and VIAC Services Company ("VSC"), and all of the membership interest of Directed Services LLC ("DSL"). VSC, a corporation domiciled in the State of Delaware, provides services to Venerable Holdings and its subsidiaries, including the Company. DSL, a limited liability company domiciled in the State of Delaware, is a registered Broker Dealer and provides underwriting and wholesale distribution services to the Company. On August 29, 2023, Venerable Holdings announced plans to establish a Venerable-owned registered investment advisor, Venerable Investment Advisers, LLC ("VIA") and a Venerable Variable Insurance Trust ("VVIT") comprised of mutual funds managed by VIA. On October 16, 2023, VVIT registered funds with the U.S. Securities and Exchange Commission that will serve as investment options for the Company's separate accounts once effective.

The Company has two direct, wholly-owned subsidiaries, Rocky Range, Inc. ("Rocky Range") and Corporate Solutions Life Reinsurance Company ("CSLR"). Rocky Range is an insurance company domiciled in the State of Arizona that is licensed as a pure captive reinsurer by the Arizona Department of Insurance and Financial Institutions (“DIFI”). CSLR is an insurance company domiciled in the State of Delaware and operates as a reinsurance company. The Company acquired 100% of the issued and outstanding capital stock of CSLR on June 1, 2021, from Equitable Holdings, Inc. ("Equitable Holdings").

Description of Business

The Company historically offered various insurance products including immediate and deferred variable and fixed annuities, fixed indexed annuities, traditional life insurance, supplemental contracts consisting of life insurance proceeds and payout annuities for pre-retirement wealth accumulation and post-retirement income management. The Company ceased the issuance of new fixed and indexed annuity products in 2018, ceased the issuance of new variable annuity products in 2010, and ceased the issuance of new life insurance policies in 2001, placing them in run-off. New amounts may continue to be deposited as add-on premiums to certain existing contracts. The Company has a significant concentration of reinsurance. See, the "Reinsurance" footnote  for further discussion of the Company's reinsurance arrangements.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates are primarily based on historical experience and at times may differ from the actual results. Estimates are regularly revised and updated by management as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles and Accounting Changes

Effective January 1, 2023, the Company elected to adopt in full, a change in reserve valuation basis as described in SSAP No. 51R - Life Contracts ("SSAP No. 51R"), to eliminate the optional conservatism beyond the minimum reserving standards embedded in its payout reserve calculation. The Company received approval of this change in reserve valuation basis from the Iowa Insurance Division on December 20, 2023. The amount of full adoption as of the effective date was $15.9, which was recognized in Unassigned funds (surplus).

The Company does not have any recently adopted accounting principles as of December 31, 2023, 2022 and 2021.

Correction of Errors

The Company does not have any correction of errors to disclose as of December 31, 2023, 2022, and 2021.

Basis of Presentation

Certain amounts in the accompanying financial statements have been reclassified to conform to the Company's 2023 financial statement presentation.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division, which practices differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a rating assigned by the National Association of Insurance Commissioners ("NAIC").

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

•
The length of time and the extent to which the fair value has been below cost.
•
The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
•
The Company's intent to sell the security prior to its maturity at an amount below its carrying value.
•
The Company's intent and ability to hold the security long enough for it to recover its cost.

Based on the analysis, the Company makes a judgment as to whether the decline in fair value is other-than-temporary. When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or the Company does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The interest related OTTI is deferred through the interest maintenance reserve ("IMR") and the non-interest related OTTI is included in the asset valuation reserve ("AVR") in the period that the OTTI is considered to have occurred as prescribed by the NAIC. Losses resulting from OTTI charges, net of transfers to IMR, are recorded within net realized capital gains (losses) in the statements of operations.

The Company invests in structured securities, including mortgage-backed securities/collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage-backed securities. Structured securities are reported at amortized cost or fair value based on a rating assigned by the NAIC. They are amortized using the interest method over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

When an intent impairment is determined, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized capital gains (losses) in the statements of operations as an OTTI. If the Company does not intend to sell the security, the Company determines whether or not it has intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis. If the Company does not have the intent and ability to retain the investment for the time sufficient to recover the amortized cost basis, an OTTI should be considered to have occurred.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by a NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. AVR is not applicable under U.S. GAAP.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds, derivatives and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted. IMR is not applicable under U.S. GAAP.

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits and short-term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, Derivatives ("SSAP No. 86") for derivative transactions. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Effective June 1, 2021, the Company transferred its derivative instruments to its direct, wholly-owned subsidiary, CSLR.

Under U.S. GAAP, the Company recognizes derivatives at fair value with the change in value recorded in earnings as realized gain or loss, consistent with requirements for ineffective hedges. Similar to SSAP No. 86, U.S. GAAP allows separation of effective and ineffective hedges; however, the Company does not consider any of its hedges effective for U.S. GAAP, and effective June 1, 2021, the Company transferred its derivative instruments to its direct, wholly-owned subsidiary, CSLR.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

Under U.S. GAAP, the Company recognizes mortgage loans at fair value with unrealized gain or loss recorded in surplus.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101, Income Taxes ("SSAP No. 101"). A valuation allowance is required if based on the available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

After reduction for any valuation allowance, the Company follows the admissibility formula prescribed under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under U.S. GAAP, however, most changes in deferred tax balances are recorded in the income statement as a component of the total income tax provision.

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus, deferred state income taxes must be recorded under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under Statutory accounting practices are calculated based upon both the net level premium method and Commissioners' Reserve Valuation method ("CRVM") using statutory rates for mortality and interest. Annuity policy and contract reserves under statutory accounting practices are calculated based upon the Commissioners' Annuity Reserve Valuation method ("CARVM") using statutory rates for mortality and interest.

Under U.S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing best estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the U.S. GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves. Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business. For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus.

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for uncollectible reinsurance, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally past due agents' balances and commission advances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. In addition, non admitted assets include deferred tax assets that are not admissible under SSAP No. 101. See Deferred Income Taxes above.

Under U.S. GAAP, all assets are included in the balance sheets.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Under U.S. GAAP, dividends allocable to participating contract owners are based on published dividend projections or expected dividend scales.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest expense is recorded on the surplus notes until payment has been approved by the Iowa Insurance Division.

Under U.S. GAAP, surplus notes are reported as long-term debt, and the related interest is reported as a charge to earnings over the term of the notes.

Separate Accounts: The assets and liabilities of the separate accounts are carried at fair value, and the reserves are calculated based upon the CARVM.

Under U.S. GAAP, separate account assets supporting variable options under variable annuity contracts are equal to cumulative deposits, less charges and withdrawals, plus interest credited thereon. The Market Value Adjustment ("MVA") and Collared Annuity Product ("CAP") separate accounts do not qualify as separate accounts and are reported as assets and liabilities of the Company's general account. Reserves for individual and group deferred annuity contracts are equal to cumulative deposits, less charges and withdrawals, net of adjustments for investment experience that the Company is entitled to reflect in future credit interest.

Reconciliation to U.S. GAAP:  The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are stated at either amortized cost using the interest method or the lower of cost or fair value.

Loan-backed securities are stated at either amortized cost or fair market value. Amortized cost is determined using the interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan–backed and structured securities. For certain securities, the prospective adjustment methodology is utilized, including interest-only securities and securities that have experienced an other-than-temporary impairment ("OTTI").

Preferred stocks are stated in accordance with SSAP No. 32, Preferred Stock.

Common stocks are stated at market value and Federal Home Loan Bank ("FHLB") common stock is priced at par value, which are included in Common stocks and investment in advances to subsidiaries on the balance sheets.

Short-term investments are stated at amortized cost.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Derivative Instruments

As of December 31, 2023, 2022 and 2021, the Company is not entered into any derivative transactions. The Company transferred its derivative instruments to its wholly-owned subsidiary, CSLR, effective June 1, 2021.  The Company's use of derivative instruments for the period of January 1, 2021 through May 31, 2021 is described below:

The Company entered into various derivative transactions to reduce and manage the risk of a change in value, yield, price, cash flow or quantity of, or a degree of exposure with respect to assets, liabilities, or future cash flows which the Company had acquired or incurred. The Company entered into credit default swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument were carried at amortized cost. The replication practices were in accordance with SSAP No. 86 hedge accounting practices. The Company also entered into interest rate swaps to manage the interest rate exposure of certain mortgage backed related securities. These interest rate swaps were designated as cash flow hedges in accordance with SSAP No. 86 hedge accounting practices and were carried at amortized cost. The Company did not receive hedge accounting treatment for any other derivative transactions.

The Company entered into the following types of derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps were used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments were made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company either received a payment (purchased credit protection) or were required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilized these contracts in replication relationships for sold credit protection and non-qualifying relationships for purchased credit protection.

Equity Contracts:

Futures: Futures contracts were used to hedge against a decrease in certain equity indices. Such decreases may have resulted in a decrease in variable annuity account values which would have increased the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company entered into exchange traded futures with regulated futures commissions that were members of the exchange. The Company also posted initial and variation margins, with the exchange, on a daily basis.

Options: The Company used options to manage the equity and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed benefits. The Company may have paid or received upfront premium to enter into these options. The Company utilized these options in non-qualifying hedging relationships.

Total return swaps: The Company used total return swaps as a hedge against a decrease in variable annuity account values, which were invested in funds holding equity instruments. Using total return swaps, the Company agreed with another party to exchange, at specified intervals or maturity, the difference between the economic performance of assets or a market index and a funding amount, calculated by reference to an agreed upon notional principal amount. No cash was exchanged at the onset of the contracts. Cash was paid and received over the life of the contract based upon the terms of the swaps. The Company utilized these contracts in non-qualifying hedging relationships.

Variance swaps: The Company used variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility may have resulted in a higher valuation of such liabilities and may also have prospectively increased the cost of hedging equity risk with options. In an equity variance swap, the Company agreed with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilized equity variance swaps in non-qualifying hedging relationships.
Foreign Exchange Contracts:

Foreign exchange swaps: The Company used foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represented contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilized these contracts in nonqualifying hedging relationships.

Currency forwards: The Company utilized currency forward contracts to hedge currency exposure related to its invested assets. The Company utilized these contracts in non-qualifying hedging relationships.

Interest Rate Contracts:

Interest rate swaps: Interest rate swaps were used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities and to hedge the interest rate exposure associated with certain variable annuity minimum guaranteed benefits. Interest rate swaps were also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agreed with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions were entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilized these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company used swaptions to hedge the interest rate exposure associated with certain variable annuity minimum guaranteed benefits. The Company paid or received a premium when it purchased the swaption. The Company utilized these contracts in non-qualifying hedging relationships.

Total return swaps: The Company used total return swaps to hedge the interest rate exposure associated with certain variable annuity minimum guaranteed benefits. Using total return swaps, the Company agreed with another party to exchange, at specified intervals or maturity, the difference between the economic performance of assets or a market index and a funding amount, calculated by reference to an agreed upon notional principal amount. No cash was exchanged at the onset of the contracts. Cash was paid and received over the life of the contract based upon the terms of the swaps. The Company utilized these contracts in non-qualifying hedging relationships.

Futures: The Company used interest rate futures contracts to hedge interest rate risks associated with certain variable annuity minimum guaranteed benefits and CMO-B portfolio. Changes in the general level of interest rates could result in the potential for adverse changes in the portfolio and/or certain variable annuity minimum guaranteed benefits. The Company entered into exchange traded futures with regulated futures commissions that were members of the exchange. The Company also posted initial and variation margins, with the exchange, on a daily basis. The Company utilized exchange-traded futures in non-qualifying hedging relationships.

Interest rate caps and floors: The Company used interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps were also used to hedge interest rate exposure if rates rise above a specified level. The Company used interest rate floor contracts to hedge interest rate exposure if rates decreased below a specified level. The Company paid an upfront premium for these caps and floors. The Company utilized these contracts in non-qualifying hedging relationships.

Other Accounting Practices

Contract Loans: Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates ranged from 1.00% to 13.25% for 2023.

The Company waives deduction of deferred fractional premiums upon the death, the larger of the variable insurance amount or the amount of the death benefits as of the prior processing date plus the amount of any subsequent additional premium payments minus withdrawals. Surrender values are not promised in excess of the legally computed reserves.
The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on paid-up limited pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Iowa Insurance Division, is $3.5, $6.0, and $17.3 at December 31, 2023, 2022, and 2021, respectively. Reserves to cover the above insurance were immaterial at December 31, 2023 and 2022, respectively.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations. The Company establishes a receivable for amounts due from reinsurers for claims paid and other amounts recoverable under the terms of the reinsurance contracts.

Participating Insurance: Participating business approximates less than 19% of the Company’s life insurance in force. For the year ended December 31, 2023, premiums on participating policies were $3.9, or less than 31% of life insurance premium income, as compared to $4.3, or less than 31% of life insurance premium income in 2022, and $4.8, or less than 31% of life insurance premium income in 2021. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $5.8 was incurred in 2023, as compared to $6.3 in 2022, and $6.8 in 2021. The participating business and related results are 100% ceded to ReliaStar Life Insurance Company, ("ReliaStar"), an indirect, wholly-owned subsidiary of Voya Financial, Inc.

Benefit Plans: VSC created and sponsors the Venerable 401(k) Savings Plan ("Venerable Savings Plan"), which is a tax qualified defined contribution plan for substantially all its employees. The Company's workforce in its entirety is directly employed by VSC and not by the Company itself, and amounts are allocated to the Company for this contributory retirement plan. Certain employees of Venerable Holdings participate in the Venerable Holdings, Inc. Equity Incentive Plan (the "Plan") with respect to awards granted in 2018 and 2021. Venerable Holdings allocates expenses associated with the Plan to its direct and indirect subsidiaries, including the Company. See the "Employee Benefit Plans" footnote for additional detail.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31
	2023	2022
	(In Thousands)
Cash and short-term investments	300,000	—
Healthcare and other amounts receivable	271	590
Other	43	146
Total nonadmitted assets	$ 300,314	$ 736

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets. See the "Financing Agreements" footnote for additional details on the Cash and short-term investments nonadmitted balances.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company’s obligations for claims incurred but unpaid.

Guaranteed Benefits:  For variable annuity guarantees, Valuation Manual 21 - Requirements for Principle-Based Reserves for Variable Annuities ("VM-21") is followed. This guideline interprets how to apply the CARVM. The result under the average of the most severe 30% randomly generated stochastic scenarios is held as the reserve. Additionally, two sets of assumptions are used, and the reserve is based on the greater of the two. The first is the "Standard Projection", which largely uses a prescribed set of assumptions, and the second uses Company prudent best estimate assumptions. Both reinsurance and hedging are also reflected. Taxes are not incorporated. Stochastic scenarios must meet VM-21 requirements, which effectively require either the use of prescribed scenario generator directly, or a non-prescribed scenario generator that does not materially lower the reserve.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company’s variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders’ account values. The assets and liabilities of these accounts, excluding the Market Value Adjustment Separate Account ("MVA"), are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences between statutory accounting practices and U.S. GAAP. (See the "Permitted and Prescribed Statutory Basis Accounting Practices" footnote for details related the Company's MVA prescribed practices.)

2.  Business Combinations and Goodwill

The Company purchased 100% of the issued and outstanding capital stock of CSLR, an insurance company domiciled in the State of Delaware, on June 1, 2021 from Equitable Holdings. CSLR is authorized in 49 states and the District of Columbia, and operates as a reinsurance company, primarily assuming variable annuity guaranteed minimum death benefit ("GMDB"), guaranteed minimum withdrawal benefit ("GMWB") and guaranteed minimum income benefit ("GMIB") riders.

The transaction was accounted for as a statutory purchase under SSAP No. 68, Business Combinations and Goodwill ("SSAP No. 68"). Goodwill represents the excess of what the Company paid to acquire CSLR over the fair value of CSLR's net assets at the acquisition date. The Company has elected to amortize goodwill into surplus over ten years in accordance with SSAP No. 68. On a quarterly basis, the Company compares goodwill to VIAC's total surplus to determine if any goodwill should be non-admitted in compliance with SSAP No. 68's non-admission requirement for goodwill in excess of 10% of the acquiring company's surplus.

The table below reflects goodwill at the acquisition date and as of December 31, 2023:

1	2	3	4	5
Purchased entity	Acquisition date	Cost of acquired entity	Original amount of goodwill	Original amount of admitted goodwill
		(In Thousands)
CSLR	06/01/2021	$ 215,580	$ 121,269	$ 121,269

1	6	7	8	9
Purchased entity	Admitted goodwill as of the reporting date	Amount of goodwill amortized during the reporting period	Book Value of SCA	Admitted goodwill as a % of SCA BACV, gross of admitted goodwill Col. 6/Col. 8
	(In Thousands)
CSLR	$ 89,941	$ 12,127	$ 1,293,336	7.0%

The admitted goodwill of $89.9 as of December 31, 2023 and noted in the table above is recorded in Common stock and investment in and advances to subsidiaries on the Company's financial statements.

The subcomponents and calculation of adjusted surplus and total admitted goodwill as of December 31, 2023 is as follows:

	Calculation of Limitation Using Prior Quarter Numbers	Current Reporting Period
	(In Thousands)

(1) Capital & Surplus	$ 1,902,577	XXX
Less:
(2) Admitted Positive Goodwill	92,973	XXX
(3) Admitted EDP Equipment & Operating System Software	—	XXX
(4) Admitted Net Deferred Taxes	—	XXX
(5) Adjusted Capital and Surplus	1,809,604	XXX

(6) Limitation on amount of goodwill (adjusted capital and surplus times 10% goodwill limitation)	180,960	XXX

(7) Current period reported Admitted Goodwill	XXX	$ 89,941
(8) Current Period Admitted Goodwill as a % of prior period Adjusted Capital and Surplus	XXX	5.0%

3.
Permitted and Prescribed Statutory Basis Accounting Practices
The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Iowa Insurance Division. The Iowa Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual ("NAIC SAP") has been adopted as a component of prescribed practices by the State of Iowa. The Commissioner of the Iowa Insurance Division ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted or prescribed, and obtain written approval of the practices from the Iowa Insurance Division.

For the years ended December 31, 2023, 2022, and 2021, the Company had no such permitted accounting practices.

MVA Prescribed Practice
The Company, with the explicit permission of the Commissioner, carries the assets of the Market Value Adjustment Separate Account (“MVA”) at amortized cost instead of fair value as required by SSAP No. 56, Separate Accounts (“SSAP No. 56”). The impact to the Company’s capital and surplus as a result of this prescribed practice was a decrease of $8.5 as of December 31, 2023, a decrease of $8.2 as of December 31, 2022, and a decrease of $10.4 as of December 31, 2021. The Company’s net loss was decreased by $0.3 for the year ended December 31, 2023, its net income was decreased by $2.2 for the year ended December 31, 2022, and its net loss was increased by $1.0 for the year ended December 31, 2021, as a result of the prescribed practice. The Company’s risk-based capital would not have triggered a regulatory event had the Company not used this prescribed practice.

Quasi-Reorganization Permitted Practice
On May 8, 2013, the Company, with the permission of the Commissioner, restated the gross paid-in and contributed surplus and the unassigned funds components of surplus, as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under SSAP No. 72, Surplus and Quasi-Reorganizations (“SSAP No. 72”). The restatement resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $1,659.0. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

The Company’s risk-based capital would not have triggered a regulatory event had the Company not used any of these prescribed practices.

4.
Investments

Bonds and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
At December 31, 2023
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 9,755	$ —	$ 190	$ 9,565
States, municipalities, and political subdivisions	70,972	—	5,764	65,209
Foreign other (par value - $1,859,046)	1,864,843	2,271	109,302	1,757,811
Foreign government (par value - $77,498)	82,536	88	14,467	68,157
Corporate securities	2,519,876	8,317	197,156	2,331,036
Residential mortgage-backed securities	101,079	5,823	6,755	100,147
Commercial mortgage-backed securities	111,351	6	19,983	91,375
Other asset backed securities	542,671	458	26,654	516,475
Total bonds	5,303,083	16,963	380,271	4,939,775
Preferred stocks	38,646	80	2,415	36,311
Common stocks	10,000	—	—	10,000
Total equity securities	48,646	80	2,415	46,311
Total	$ 5,351,729	$ 17,043	$ 382,686	$ 4,986,086

At December 31, 2022
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 20,694	$ —	$ 554	20,141
States, municipalities, and political subdivisions	117,130	—	11,863	105,268
Foreign other (par value - $2,686,484)	2,694,702	5,717	221,328	2,479,091
Foreign government (par value - $105,761)	112,184	82	18,683	93,582
Corporate securities	3,987,611	12,431	389,739	3,610,304
Residential mortgage-backed securities	183,903	7,925	15,836	175,992
Commercial mortgage-backed securities	260,781	6	33,482	227,306
Other asset backed securities	1,138,743	5,421	85,051	1,059,113
Total bonds	8,515,748	31,582	776,536	7,770,797
Preferred stocks	49,347	14,496	12,717	51,126
Common stocks	10,000	—	—	10,000
Total equity securities	59,347	14,496	12,717	61,126
Total	$ 8,575,095	$ 46,078	$ 789,253	$ 7,831,923
Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31
	2023	2022
	(In Thousands)
Cost or amortized cost	$ 5,303,083	$ 8,515,748
Adjustment for FX and below investment grade bonds	(2,103)	(1,804)
Carrying value	$ 5,300,980	$ 8,513,944

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:
	Less than 6 Months Below Cost	More than 6 Months and Less than 12 Months Below Cost	More than 12 Months Below Cost	Total
	(In Thousands)
At December 31, 2023
Fair value	$ 207,212	$ 1,441,522	$ 2,942,067	$ 4,590,801
Unrealized loss	22,657	112,819	244,795	380,271

At December 31, 2022
Fair value	$ 812,979	$ 4,709,751	$ 1,731,451	$ 7,254,181
Unrealized loss	32,032	427,080	317,423	776,535

The amortized cost and fair value of investments in bonds at December 31, 2023, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Fair Value
	(In Thousands)
Maturity:
Due in 1 year or less	$ 283,211	$ 280,075
Due after 1 year through 5 years	1,350,201	1,298,488
Due after 5 years through 10 years	1,174,648	1,078,840
Due after 10 years	1,739,922	1,574,375
	4,547,982	4,231,778
Residential mortgage-backed securities	101,079	100,147
Commercial mortgage-backed securities	111,351	91,375
Other asset-backed securities	542,671	516,475
Total	$ 5,303,083	$ 4,939,775

The Company does not have direct exposure through investments in subprime mortgage loans as of December 31, 2023 and 2022.

The following table summarizes the Company’s indirect exposure through other investments as of December 31, 2023 and 2022, respectively:
	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
(In Thousands)
December 31, 2023
Residential mortgage-backed securities	$ 43,074	$ 38,988	$ 43,064	$ (299)
Structured securities	725	605	533	—
Total	$ 43,799	$ 39,593	$ 43,597	$ (299)

December 31, 2022
Residential mortgage-backed securities	$ 53,418	$ 53,321	$ 51,623	$ (1,620)
Structured securities	3,429	$ 1,432	5,466	(2)
Total	$ 56,847	$ 54,753	$ 57,089	$ (1,622)

The Company does not have underwriting exposure to subprime mortgage risk through Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2023 and 2022.

The following table shows prepayment penalty and acceleration fees at December 31, 2023, 2022, and 2021:
	General Account	Separate Account
December 31, 2023	(In Thousands)
Number of CUSIPs	4	—
Aggregate Amount of Investment Income	$ 228	$ —

December 31, 2022
Number of CUSIPs	15	2
Aggregate Amount of Investment Income	$ 4,386	$ 373

December 31, 2021
Number of CUSIPs	73	8
Aggregate Amount of Investment Income	$ 37,446	$ 528

Mortgage Loans and Real Estate

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends. The Company's mortgage loans on real estate are all commercial mortgage loans, held for investment.

The maximum and minimum lending rates for mortgage loans initiated during 2023 were 9.96% and 1.10%, respectively. The maximum and minimum lending rates for mortgage loans initiated during 2022 were 7.90% and 3.30%, respectively.

The Company did not have any taxes, assessments and any amounts advanced and not included in the mortgage loan total as of December 31, 2023 and 2022.

During 2023 and 2022, the maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 125% and 75%, respectively, on commercial properties.

The Company's commercial mortgage loans of $1.2 billion and $1.8 billion as of December 31, 2023 and 2022, respectively, were current, from an age analysis perspective. The amount of mortgage loans in which the insurer is a participant or co-lender in a mortgage loan agreement were $0.9 billion and $1.4 billion as of December 31, 2023 and 2022, respectively.

The Company did not have any investments in impaired mortgage loans with or without an allowance for credit losses or in any impaired loans subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan as of December 31, 2023 and 2022.

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2023 and 2022.

The Company does not have any mortgage loans derecognized as a result of foreclosure as of December 31, 2023 and 2022.

Real Estate

The Company did not have any real estate transactions as of December 31, 2023 and 2022.

Net Realized Capital Gains and Losses

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	December 31
	2023	2022	2021
	(In Thousands)
Realized capital (losses) gains	$ (270,351)	$ 41,714	$ (484,377)
Amount transferred to IMR (net of related taxes of $(6,450) in 2023, $728 in 2022, and $3,319 in 2021)	24,265	(2,737)	(40,007)
Federal income tax benefit (expense)	(6,459)	(42,421)	(39,431)
Net realized capital (losses)	$ (252,545)	$ (3,444)	$ (563,815)

Realized capital losses include losses of $11.0, $16.8, and $55.8 related to securities that have experienced other-than-temporary declines in value during 2023, 2022, and  2021, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $1.4 billion, $1.4 billion, and $4.9 billion in 2023, 2022, and 2021, respectively. Gross gains of $17.5, $11.7, and $975.2 and gross losses of $242.4, $5.8, and $69.5 during 2023, 2022, and 2021, respectively, were realized on those sales. A portion of the gains and losses realized in 2023, 2022, and 2021 has been deferred to future periods in the IMR. In addition, gross losses of $0.0, $0.0, and $201.4 during 2023, 2022, and 2021, respectively, were due to the impact of derivatives.

The following table discloses in aggregate the other-than-temporary impairments ("OTTI") recognized by the Company in accordance with structured securities subject to SSAP No. 43R, Loan-backed and Structured Securities (“SSAP No. 43R”) due to intent to sell or inability or lack of intent to hold to recovery as of the year ended December 31, 2023. The Company did not recognize any OTTIs in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recover as of the years ended December 31, 2022 and 2021.

		Amortized Cost Basis Before Other-than-Temporary Impairment		Other-than-Temporary Impairment Recognized in Loss			Fair Value
			Interest		Non-interest
				(In Thousands)
OTTI recognized as of December 31, 2023
a.	Intent to sell	133		—		14	119
b.	Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$ —		$ —		$ —	$ —
c.	Total	133		—		14	119

The following table discloses in detail the OTTI’s recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, as of December 31, 2023:
CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
	(In Thousands)
2254582J6	$ 132,866	$ 119	$ 14	$ 119	$ 119	3/31/2023
86359DBX4	(272,639)	16	(289)	16	16	6/30/2023
05531RAE7	1,729,361	1,702	27	1,702	1,702	12/31/2023
0738794H8	100,898	96	5	96	96	12/31/2023
07387UGC9	169,567	123	46	123	123	12/31/2023
02147RAT7	65,690	58	8	58	58	12/31/2023
36245RAA7	558,900	498	61	498	498	12/31/2023
41161UAE2	193,928	193	1	193	193	12/31/2023
46631JAA6	612,285	601	11	601	601	12/31/2023
61758LAD1	1,685,678	1,521	164	1,521	1,521	12/31/2023
86359DBX4	9,139	5	5	5	5	12/31/2023
93935YAA8	137,396	137	—	137	137	12/31/2023
00256DAB8	2,059,155	653	1,406	653	653	12/31/2023
125430AA6	2,912,797	2,812	101	2,812	2,812	12/31/2023
00075WAP4	219,785	201	19	201	201	12/31/2023
17314RAF2	5,937,119	5,935	2	5,935	5,935	12/31/2023
2254582C1	188,589	157	32	157	157	12/31/2023
36185MAD4	127,673	116	12	116	116	12/31/2023
41161UAC6	1,532,169	1,433	99	1,433	1,433	12/31/2023
761118QM3	1,751,695	1,737	14	1,737	1,737	12/31/2023
Total	XXX	XXX	$ 1,738	XXX	XXX	XXX

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $1.7, $4.8, and $0.4 in 2023, 2022, and 2021, respectively.

The following table shows for the years ended December 31, 2023 and 2022, all impaired securities in the aggregate for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

December 31, 2023
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
(In Thousands)
Less than 12 months	$ 5,925	$ 247,672
Greater than 12 months	65,968	954,716
Total	$ 71,893	$ 1,202,388

December 31, 2022
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
(In Thousands)
Less than 12 months	$ 138,531	$ 1,774,079
Greater than 12 months	71,355	506,295
Total	$ 209,886	$ 2,280,374

Impairments on Joint Ventures, Partnerships, and Limited Liability Companies

Impairments on joint venture, partnerships and limited liability company holdings are taken when it is determined that these values are not recoverable. The fair value of these investments is based upon the Company’s overall proportional ownership interest in the underlying partnership. The Company did not have any impairments for the years ended December 31, 2023 and 2022.

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Income:
Bonds	$ 332,812	$ 390,992	$ 556,906
Mortgage loans	64,942	102,573	128,248
Equity securities	2,093	2,866	4,658
Subsidiary	—	190,000	(3,031)
Contract loans	40	435	214
Derivatives	—	—	(243,546)
Other	30,584	31,228	73,101
Total investment income	430,471	718,093	516,550
Investment expenses	(14,959)	(20,189)	(35,740)
Net investment income	$ 415,512	$ 697,904	$ 480,810

The gross, nonadmitted and admitted amounts for interest income due and accrued are as follows:
Year ended December 31,
Interest Income Due and Accrued	2023
(In Thousands)
1. Gross	$ 61,429
2. Nonadmitted	$ —
3. Admitted	$ 61,429

The aggregate deferred interest amount and the cumulative amount of paid-in-kind ("PIK") interest included in the current principal balance are $11.9 and $0.1, respectively, as of December 31, 2023.

Federal Home Loan Bank Agreements

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (entered into advances) with the FHLB as part of the Company's liquidity strategy. The FHLB of Des Moines has determined the estimated maximum borrowing capacity as $8.1 billion at December 31, 2023. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is 30% of the general and separate accounts' total assets of the Company, one quarter in arrears.

The amount of FHLB capital stock held, recorded in Common stock and investment in and advances to subsidiaries on the Company's financial statements is as follows:

	2023			2022
	General Account	Separate Account	Total	General Account	Separate Account	Total
(In Thousands)
Membership stock - Class A	$ —	$ —	$ —	$ —	$ —	$ —
Membership stock - Class B	10,000	—	10,000	10,000	—	10,000
Activity stock	—	—	—	—	—	—
Excess stock	—	—	—	—	—	—
Aggregate total	$ 10,000	$ —	$ 10,000	$ 10,000	$ —	$ 10,000

The actual collateral as determined by the Company is $0.0 at December 31, 2023 and 2022.

All FHLB membership stock is not eligible for redemption.

The Company did not have any amount of collateral pledged to FHLB as of December 31, 2023 and 2022, and did not have any maximum amount that was pledged to FHLB as of December 31, 2023 and 2022.

The Company did not borrow any amount from the FHLB at December 31, 2023 and 2022, and did not borrow any amount from the FHLB during the years ended December 31, 2023 and 2022. As a result, the Company did not incur any interest expense on short-term borrowings during the years ended December 31, 2023 and 2022, and incurred an immaterial amount of interest on borrowings during the year ended December 31, 2021.

The Company does not have any outstanding FHLB borrowings at December 31, 2023, and therefore is not currently subject to prepayment penalties.

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2023:

	Gross (Admitted & Nonadmitted) Restricted
	General Account		Separate Account	Total Assets	Total From Prior Year	Increase/(Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Supporting General Account Activity**
(In Thousands)
FHLB capital stock	10,000	—	—	10,000	10,000	—	—	10,000	0.04%	0.04%
On deposit with states	10,070	—	—	10,070	9,975	95	—	10,070	0.04%	0.04%
Total restricted assets	$ 20,070	$ —	$ —	$ 20,070	$ 19,975	$ 95	$ —	$ 20,070	0.08%	0.08%

* Subset of Total General Account Gross Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2023.

The following table shows assets pledged as collateral or restricted at December 31, 2022:

	Gross (Admitted & Nonadmitted) Restricted
	General Account		Total Assets	Total From Prior Year	Increase/(Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*
(In Thousands)
FHLB capital stock	10,000	—	10,000	10,000	—		10,000	0.03%	0.03%
On deposit with states	9,975	—	9,975	9,923	52	—	9,975	0.03%	0.03%
Total restricted assets	$ 19,975	$ —	$ 19,975	$ 19,923	$ 52	$ —	$ 19,975	0.06%	0.06%

* Subset of Total General Account Gross Restricted Assets
** Subset of Total Separate Account Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2022.

The Company did not have any collateral received and reflected as assets within its financial statements at December 31, 2023 and 2022.

5.
Concentrations of Credit Risk

The Company held below investment grade corporate bonds with a carrying value of $166.9 and $275.0 and a fair value of $145.5 and $243.0 at December 31, 2023 and 2022, respectively. Those holdings amounted to 3.1% and 3.2% of the Company’s investments in bonds and 1.3% and 2.2% of total admitted assets excluding separate accounts, at December 31, 2023 and 2022, respectively. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company’s investment policies and credit standards.

The Company did not hold any unrated bonds  at December 31, 2023 and 2022, respectively.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	As of December 31, 2023		As of December 31, 2022
	Carrying Value	%	Carrying Value	%
	(In Thousands)		(In Thousands)
Origination Loan-to-Value
0% - 50%	$ 596,393	49.4%	$ 444,926	24.9%
50% - 60%	239,770	19.9%	769,287	43.0%
60% - 70%	246,333	20.4%	545,009	30.5%
70% - 80%	87,147	7.2%	29,398	1.6%
Above 80%	37,340	3.1%	—	— %
Total	$ 1,206,983	100.0%	$ 1,788,620	100.0%

Debt Service Coverage Ratio
Greater than 1.5x	$ 876,208	72.6%	$ 1,287,216	72.0%
1.25x to 1.5x	131,933	10.9%	242,739	13.6%
1.0x to 1.25x	134,080	11.1%	163,796	9.2%
Less than 1.0x	37,122	3.1%	79,233	4.3%
Not Applicable*	27,640	2.3%	15,636	0.9%
Total	$ 1,206,983	100.0%	$ 1,788,620	100.0%

*Commercial mortgage loans secured by land or construction loans

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan’s effective interest rate, or fair value of the collateral.

The following table shows the Company's mortgage loan portfolio diversification by property type:

	As of December 31, 2023		As of December 31, 2022
Property Type	Carrying Value	%	Carrying Value	%
	(In Thousands)		(In Thousands)
Retail	$ 337,561	28.0%	$ 545,287	30.5%
Apartments	289,362	24.0%	366,539	20.5%
Office	323,892	26.8%	450,440	25.2%
Industrial	133,487	11.1%	176,122	9.8%
Other	25,779	2.1%	167,963	9.4%
Hotel/Motel	57,021	4.7%	82,269	4.6%
Mixed Use	39,881	3.3%	—	— %
Total	$ 1,206,983	100.0%	$ 1,788,620	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

	As of December 31, 2023		As of December 31, 2022
Region	Carrying Value	%	Carrying Value	%
	(In Thousands)		(In Thousands)
Pacific	$ 258,558	21.4%	$ 417,237	23.3%
South Atlantic	178,131	14.7%	368,333	20.6%
West South Central	64,663	5.3%	118,890	6.6%
East North Central	240,528	19.9%	264,776	14.8%
Middle Atlantic	278,376	23.1%	362,287	20.3%
Mountain	145,555	12.1%	178,516	10.0%
West North Central	13,957	1.2%	21,832	1.2%
New England	23,904	2.0%	28,061	1.6%
East South Central	3,311	0.3%	28,688	1.6%
Total	$ 1,206,983	100.0%	$ 1,788,620	100.0%

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:
Year of Origination	As of December 31, 2023	As of December 31, 2022
	(In Thousands)
2023	$ 5,544	$ —
2022	28,134	26,756
2021	8,917	767
2020	38,948	65,909
2019	66,042	76,854
2018	246,390	296,633
2017	138,636	236,405
2016	160,309	281,434
2015	101,117	217,447
2014	188,228	251,533
2013 and prior	224,718	334,882
Total	$ 1,206,983	$ 1,788,620

8

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

6.
Reserves
At December 31, 2023, the Company’s annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	A. INDIVIDUAL ANNUITIES
		General Account	Separate Account with Guarantees*	Separate Account Nonguaranteed	Total	% of Total
		(In Thousands)
	(1) Subject to discretionary withdrawal:
	a. With market value adjustment	$ 4,711,509	$ 97,942	$ —	$ 4,809,452	25.5%
	b. At book value less current surrender charge of 5% or more	188,403	84	—	188,487	1.0%
	c. At fair value	—	—	7,116,064	7,116,064	37.7%
	d. Total with market value adjustment or at fair value (total of a through c)	4,899,912	98,026	7,116,064	12,114,003	64.2%
	e. At book value without adjustment (minimal or no charge or adjustment)	3,208,480	8,022	—	3,216,502	17.0%

	(2) Not subject to discretionary withdrawal	3,549,121	—	—	3,549,121	18.8%
	(3) Total (gross: direct + assumed)	11,657,513	106,048	7,116,064	18,879,626	100.0%
	(4). Reinsurance ceded	5,189,662	—	—	5,189,662
	(5) Total (net) (3) - (4)	6,467,851	106,048	7,116,064	13,689,964

	(6) Amount included in A(1) above that will move to A(1) for the first time within the year after the statement date:	105,635	—	—	105,635

*These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 1, Summary of Significant Accounting Polices for additional information.

	B. GROUP ANNUITIES
		General Account	Separate Account with Guarantees*	Separate Account Nonguaranteed	Total	% of Total
		(In Thousands)
	(1) Subject to discretionary withdrawal:
	a. With market value adjustment	$ 141,016	$ 140,597	$ —	$ 281,613	2.4%
	b. At book value less current surrender charge of 5% or more	939	831	—	1,770	— %
	c. At fair value	—	—	11,047,832	11,047,832	96.7%
	d. Total with market value adjustment or at fair value (total of a through c)	141,955	141,428	11,047,832	11,331,215	99.1%
	e. At book value without adjustment (minimal or no charge or adjustment)	97,395	20	—	97,415	0.9%

	(2) Not subject to discretionary withdrawal	—	—	—	—	— %
	(3) Total (gross: direct + assumed)	239,350	141,448	11,047,832	11,428,630	100.0%
	(4). Reinsurance ceded	98,931	—	—	98,931
	(5) Total (net) (3) - (4)	140,419	141,448	11,047,832	11,329,699

	(6) Amount included in A(1) above that will move to A(1) for the first time within the year after the statement date:	917	—	—	917

*These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 1, Summary of Significant Accounting Polices for additional information.

C. DEPOSIT-TYPE CONTRACTS (no life contingencies):
		General Account	Separate Account with Guarantees*	Separate Account Nonguaranteed	Total	% of Total
		(In Thousands)
	(1) Subject to discretionary withdrawal:
	a. With market value adjustment	$ —	$ —	$ —	$ —	— %
	b. At book value less current surrender charge of 5% or more	—	—	—	—	— %
	c. At fair value	—	—	—	—	— %
	d. Total with market value adjustment or at fair value (total of a through c)	—	—	—	—	— %
	e. At book value without adjustment (minimal or no charge or adjustment)	59,673	—	—	59,673	1.7%

	(2) Not subject to discretionary withdrawal	3,509,757	—	—	3,509,757	98.3%
	(3) Total (gross: direct + assumed)	3,569,430	—	—	3,569,430	100.0%
	(4). Reinsurance ceded	3,557,294	—	—	3,557,294
	(5) Total (net) (3) - (4)	12,136	—	—	12,136

	(6) Amount included in A(1) above that will move to A(1) for the first time within the year after the statement date:	—	—	—	—

*These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 1, Summary of Significant Accounting Polices for additional information.

D.
	Life & Accident & Health Annual Statement:	Amount
		(In Thousands)
(1)	Exhibit 5, Annuities Section, Total (net)	$ 6,602,019
(2)	Exhibit 5, Supplemental Contracts with Life Contingencies Section, Total (net)	6,252
(3)	Exhibit 7, Deposit - Type Contracts, line 14, column 1	12,136
(4)	Subtotal (1+2+3)	$ 6,620,407

	Separate Accounts Annual Statement:
(5)	Exhibit 3, line 0299999, column 2	$ 18,411,392
(6)	Exhibit 3, line 0399999, column 2	—
(7)	Policyholder dividend and coupon accumulations	—
(8)	Policyholder premiums	—
(9)	Guaranteed interest contracts	—
(10)	Other contract deposit funds	—
(11)	Subtotal (5+6+7+8+9+10)	$ 18,411,392
(12)	Combined total (4+11)	$ 25,031,799

Analysis of life actuarial reserves by withdrawal characteristics as of December 31, 2023  are summarized as follows:

	Account Value	Cash Value	Reserve
	(In Thousands)
General Account
(1) Subject to discretionary withdrawal, surrender values, or policy loans:
a. Term Policies with Cash Value	$ —	$ —	$ —
b. Universal Life	211,890	212,528	252,753
c. Universal Life with Secondary Guarantees	—	—	—
d. Indexed Universal Life	—	—	—
e. Indexed Universal Life with Secondary Guarantees	—	—	—
f. Indexed Life	—	—	—
g. Other Permanent Cash Value Life Insurance	62,570	299,114	344,540
h. Variable Life	—	—	—
i. Variable Universal Life	6,200	6,200	6,200
j. Miscellaneous Reserves	—	—	3,517
(2) Not Subject to Discretionary Withdrawal or No Cash Value:
a. Term Policies without Cash Value	XXX	XXX	334
b. Accidental Death Benefits	XXX	XXX	188
c. Disability - Active Lives	XXX	XXX	1,027
d. Disability - Disabled Lives	XXX	XXX	1,443
e. Miscellaneous Reserves	XXX	XXX	5,273
(3) Total (gross: direct + assumed)	280,660	517,842	615,275
(4) Reinsurance Ceded	280,660	517,842	615,275
(5) Total (net) (3) - (4)	—	—	—

	Account Value	Cash Value	Reserve
(In Thousands)
Separate Account with Guarantees
(1) Subject to Discretionary Withdrawal, Surrender Values, or Policy Loans:
a. Term Policies with Cash Value	—	—	—
b. Universal Life	—	—	—
c. Universal Life with Secondary Guarantees	—	—	—
d. Indexed Universal Life	—	—	—
e. Indexed Universal Life with Secondary Guarantees	—	—	—
f. Indexed Life	—	—	—
g. Other Permanent Cash Value Life Insurance	—	—	—
h. Variable Life	—	—	—
i. Variable Universal Life	—	—	—
j. Miscellaneous Reserves	—	—	—
(2) Not Subject to Discretionary Withdrawal or No Cash Value:
a. Term Policies without Cash Value	XXX	XXX	—
b. Accidental Death Benefits	XXX	XXX	—
c. Disability - Active Lives	XXX	XXX	—
d. Disability - Disabled Lives	XXX	XXX	—
e. Miscellaneous Reserves	XXX	XXX	—
(3) Total (gross: direct + assumed)	—	—	—
(4) Reinsurance Ceded	—	—	—
(5) Total (net) (3) - (4)	—	—	—

	Account Value	Cash Value	Reserve
(In Thousands)
Separate Account Nonguaranteed
(1) Subject to Discretionary Withdrawal, Surrender Values, or Policy Loans:
a. Term Policies with Cash Value	$ —	$ —	$ —
b. Universal Life	—	—	—
c. Universal Life with Secondary Guarantees	—	—	—
d. Indexed Universal Life	—	—	—
e. Indexed Universal Life with Secondary Guarantees	—	—	—
f. Indexed Life	—	—	—
g. Other Permanent Cash Value Life Insurance	—	—	—
h. Variable Life	—	—	—
i. Variable Universal Life	35,588	35,533	35,533
j. Miscellaneous Reserves	—	—	—
(2) Not Subject to Discretionary Withdrawal or No Cash Value:
a. Term Policies without Cash Value	XXX	XXX	—
b. Accidental Death Benefits	XXX	XXX	—
c. Disability - Active Lives	XXX	XXX	—
d. Disability - Disabled Lives	XXX	XXX	—
e. Miscellaneous Reserves	XXX	XXX	—
(3) Total (gross: direct + assumed)	35,588	35,533	35,533
(4) Reinsurance Ceded	—	—	—
(5) Total (net) (3) - (4)	35,588	35,533	35,533

Life & Accident & Health Annual Statement:		Amount
(In Thousands)
(1)	Exhibit 5, Life Insurance Section, Total (net)	$ —
(2)	Exhibit 5, Accidental Death Benefits Section, Total (net)	—
(3)	Exhibit 5, Disability - Active Lives Section, Total (net)	—
(4)	Exhibit 5, Disability - Disabled Lives Section, Total (net)	—
(5)	Exhibit 5, Miscellaneous Reserves Section, Total (net)	—
(6)	Subtotal (1+2+3+4+5)	$ —

Separate Accounts Annual Statement:
(7)	Exhibit 3, line 0199999, column 2	$ 35,533
(8)	Exhibit 3, line 0499999, column 2	—
(9)	Exhibit 3, line 0599999, column 2	—
(10)	Subtotal (7+8+9)	$ 35,533
(11)	Combined total (6+10)	$ 35,533

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2023 and 2022 are as follows:
Type	Gross	Net of Loading
	(In Thousands)
December 31, 2023
Ordinary renewal	$ (69,711)	$ (69,711)
Group Life	45	45
Group Annuity	(112)	(112)
Totals	$ (69,778)	$ (69,778)

December 31, 2022
Ordinary renewal	(50,254)	(50,254)
Group Life	540	540
Group Annuity	(121)	(121)
Totals	$ (49,835)	$ (49,835)

7.
Employee Benefit Plans
The Company's workforce in its entirety is directly employed by VSC, and not by the Company itself. VSC created and sponsors the Venerable 401 (k) Savings Plan (the “Venerable Savings Plan”). The Venerable Savings Plan is a tax qualified defined contribution plan. Substantially all employees of VSC are eligible to participate, and are automatically enrolled in the Venerable Savings Plan with a minimum deferral of 3% of eligible compensation (unless participation is affirmatively declined). The automatic deferral percentage increases by 1% of eligible compensation up to a maximum of 6% on an annual basis. VSC will also match employee pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a four year graded vesting schedule. All contributions made to the Savings Plan were subject to certain limits imposed by applicable law. Venerable Savings Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation ("PBGC"). The Venerable Savings Plan may also allocate amongst eligible participants, a profit sharing contribution of up to a maximum 4% of eligible compensation. Amounts allocated to the Company for the Venerable Savings Plan were $3.5, $3.1, and $3.5 for the years ended December 31, 2023, 2022, and 2021, respectively.
The Company is a party to a deferred compensation plan for eligible employees of VSC and certain other individuals who meet the eligibility criteria. The liability for the deferred compensation commitment for VSC's employees is held on VSC and fluctuates with market conditions. The Company has no legal obligation for benefits under the plan. Amounts allocated to the Company were  $0.1, $(0.2), and $0.3 for the years ended December 31, 2023, 2022, and 2021, respectively.
Certain employees of Venerable Holdings participate in the Venerable Holdings, Inc. Equity Incentive Plan (the "Plan") with respect to awards granted in 2018, 2021, 2022, and 2023. The Plan permits the Parent to grant stock options to participants subject to vesting. The Company has no legal obligation for benefits under the Plan. Venerable Holdings allocates expenses associated with the Plan to its direct and indirect subsidiaries including the Company. Amounts allocated to the Company for the Plan were $8.1, $2.7 and $0.0 for the years ended December 31,  2023, 2022, and 2021, respectively.

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

8.
Separate Accounts
Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:
	Indexed	Non-Indexed Guarantee Less than/equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)
December 31, 2023
Premium, consideration or deposits for the year	$ —	$ 13	$ 12,430	$ 12,443

Reserves for separate accounts with assets at:
Fair value	$ —	$ —	$ 18,199,429	$ 18,199,429
Amortized cost*	—	247,496	—	247,496
Total separate account reserves	$ —	$ 247,496	$ 18,199,429	$ 18,446,925
Reserves for separate accounts by withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment*	$ —	$ 247,496	$ —	$ 247,496
At fair value	—	—	18,199,429	18,199,429
Subtotal	—	247,496	18,199,429	18,446,925
Total separate account aggregate reserves	$ —	$ 247,496	$ 18,199,429	$ 18,446,925

	Indexed	Non-Indexed Guarantee Less than/equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)
December 31, 2022
Premium, consideration or deposits for the year	$ —	$ 53	$ 19,610	$ 19,663

Reserves for separate accounts with assets at:
Fair value	$ —	$ —	$ 17,902,804	$ 17,902,804
Amortized cost*	—	285,916	—	285,916
Total separate account reserves	$ —	$ 285,916	$ 17,902,804	$ 18,188,720

Reserves for separate accounts by withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment*	$ —	$ 285,916	$ —	$ 285,916
At fair value	—	—	17,902,804	17,902,804
Subtotal	—	285,916	17,902,804	18,188,720
Total separate account aggregate reserves	$ —	$ 285,916	$ 17,902,804	$ 18,188,720

* These amounts reflect prescribed practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3 for additional information.

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2023 and 2022, the Company reported assets and liabilities from the following product lines in a separate account: Individual Annuity, Group Annuity, Individual Life and Group Life.

Some assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2023 and 2022:
Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets*
	(In Thousands)
December 31, 2023
Individual Annuity	$ 7,126,998	$ 117,563
Group Annuity	11,064,808	156,805
Individual Life	9,995	—
Group Life	25,592	—
Total	$ 18,227,393	$ 274,368

December 31, 2022
Individual Annuity	$ 7,038,294	$ 140,949
Group Annuity	10,862,000	180,176
Individual Life	9,083	—
Group Life	23,727	—
Total	$ 17,933,104	$ 321,125
* These amounts reflect prescribed practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3 for additional information.

Separate account assets for products registered with the U.S. Securities and Exchange Commission ("SEC") totaled $18.5 billion and $18.3 billion as of the years ended December 31, 2023 and 2022, respectively. The Company did not have any separate account assets from products excluded from registration as of December 31, 2023 and 2022.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. To compensate the general account for the risk taken, the separate account paid the following amounts in risk charges:
Year ended	Risk Charges
(In Thousands)

2023	$ 141,483
2022	154,011
2021	166,800
2020	175,289
2019	189,437

Total separate account guarantees paid by the Company’s general account are as follows:
Year ended	Guarantees Paid
(In Thousands)
2023	$ 32,196
2022	46,302
2021	26,078
2020	33,298
2019	31,335

The Company does not engage in securities lending transactions within its separate accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Transfers as Reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to separate accounts	$ 12,386	$ 19,805	$ 44,515
Transfers from separate accounts	(2,375,019)	(2,418,363)	(3,335,727)
Transfers as reported in the Statements of Operations	$ (2,362,633)	$ (2,398,558)	$ (3,291,212)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2023 and 2022, was $18.2 billion and $17.9 billion, respectively.

The Company has products classified within the separate account for which the investment directive is not determined by the contract holder. If these investments had been included in the general account, the Company would not have exceeded the investment limitations imposed on the general account.

The Company has separate account assets for which less than 100% of investment proceeds, net of contract fees and assessments, are attributed to the contract holder. The reinvestment of these investment proceeds within the separate account would not have resulted in a combined investment portfolio that exceeds the state investment limitations imposed on the general account.

9.
Federal Income Taxes
On June 1, 2021, the Company purchased 100% of the issued and outstanding capital stock of CSLR. Equitable Holdings and VIAC elected to treat the sale and purchase of the capital stock of CSLR as an asset sale and purchase by making the election under Internal Revenue Code section 338(h)(10). The Company charged goodwill for the purchase price of the shares of capital stock over the statutory surplus and capital of CSLR. The amortization of this statutory goodwill is not deductible for Federal income tax purpose.

The Company treated the cession of its deferred variable annuity business and payout annuity business to CSLR on June 1, 2021 as taxable reinsurance. Consequently, the Company realized net capital gain on investment securities transferred to CSLR. Under the consolidated return regulations – the Company and CSLR join in the filing of consolidated Federal income tax returns – the Company deferred the net capital gain. This deferred intercompany gain gave rise to a significant deferred tax liability.

The Inflation Reduction Act ("Act") was enacted on August 16, 2022 and included a new corporate alternative minimum tax ("CAMT"). The Company has determined that it is not liable for the CAMT in 2023.

The Company is a party to a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides that the Company pay its subsidiaries for the tax benefits of ordinary and capital losses only to the extent the consolidated tax group actually uses the tax benefit of losses generated.

For the years ended December 31, 2023 and 2022 the following is a list of affiliated companies that participate in the filing of the Company's consolidated federal income tax return:
Venerable Insurance and Annuity Company
Corporate Solutions Life Reinsurance Company
Under the intercompany tax sharing agreement, the Company recorded a payable of $54.8 and $50.9 at December 31, 2023 and 2022 to its subsidiary CSLR, for its portion of the consolidated federal income taxes.

For the year ended December 31, 2021, the following is a list of affiliated companies that participated in the filing of the Company's consolidated federal income tax return:
Venerable Insurance and Annuity Company	Rocky Range, Inc.
Corporate Solutions Life Reinsurance Company

At December 31, 2021, an additional $394.8 due from CSLR was considered forgiven by VIAC and was recorded as a capital contribution from VIAC to CSLR at that time.

Current income taxes incurred consisted of the following major components:

	Year ended December 31
	2023	2022	2021
	(In Thousands)
Federal tax benefit on operations	$ (6,459)	$ (42,421)	$ (39,431)
Federal tax expense (benefit) on capital gain/losses	6,459	42,421	39,431
Total current tax expense (benefit) incurred	$ —	$ —	$ —

The components of deferred tax asset and deferred tax liability  that make up a Net Deferred Tax Asset (DTA) at December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)
Gross DTAs	$ 772,336	$ —	$ 772,336	$ 797,152	$ —	$ 797,152	$ (24,816)	$ —	$ (24,816)
Statutory Valuation Allowance Adjustments	630,820	—	630,820	547,630	—	547,630	83,190	—	83,190
Adjusted gross DTAs	141,516	—	141,516	249,522	—	249,522	(108,006)	—	(108,006)
Deferred Tax Assets Nonadmitted	—	—	—	—	—	—	—	—	—
Admitted Adjusted Gross DTAs	141,516	—	141,516	249,522	—	249,522	(108,006)	—	(108,006)
Gross Deferred tax liabilities	73,991	67,525	141,516	112,003	137,519	249,522	(38,012)	(69,994)	(108,006)
Net Admitted Adjusted Gross DTAs	$ 67,525	$ (67,525)	$ —	$ 137,519	$ (137,519)	$ —	$ (69,994)	$ 69,994	$ —

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2023 and December 31, 2022 are as follows:

		December 31, 2023			December 31, 2022			Change
		Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
(In Thousands)
a.	Federal income taxes paid in prior years recoverable through loss carrybacks	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
b.	Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	—	—	—	—	—	—	—	—	—
	1. Adjusted gross DTAs expected to be realized following the balance sheet date	—	—	—	—	—	—	—	—	—
	2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	270,393	XXX	XXX	310,695	XXX	XXX	(40,302)
c.	Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	141,516	—	141,516	249,522	—	249,522	(108,006)	—	(108,006)
d.	Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 141,516	$ —	$ 141,516	$ 249,522	$ —	$ 249,522	$ (108,006)	$ —	$ (108,006)
The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation is as follows:
	2023	2022
	(Amounts in Thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	831.2%	1,020.4%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 1,802,623	$ 2,071,299

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	December 31, 2023		December 31, 2022		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
(Amounts in Thousands)
Adjusted gross DTAs	$ 141,516	$ —	$ 249,522	$ —	$ (108,006)	$ —
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Admitted Adjusted Gross DTAs	$ 141,516	$ —	$ 249,522	$ —	$ (108,006)	$ —
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Does the Company's tax-planning strategies include the use of reinsurance?					Yes_____	No___X__

The Company’s tax planning strategies do not include the use of reinsurance.

The significant components of deferred tax assets and deferred tax liabilities are as follows:
	December 31, 2023	December 31, 2022	Change
	(In Thousands)
Deferred Tax Assets
Ordinary:
Policyholder reserves	$ 25,929	$ 50,336	$ (24,407)
Investments	123,899	187,757	$ (63,858)
Deferred acquisition costs	—	1,573	$ (1,573)
Compensation and benefits accrual	3,733	3,463	$ 270
Receivables - nonadmitted	64,812	1,832	$ 62,980
Tax credit carry-forward	5,895	5,600	$ 295
Net operating loss	543,293	545,268	$ (1,975)
Other	4,776	1,323	$ 3,453
Subtotal	772,336	797,152	(24,815)
Statutory valuation allowance adjustment	630,820	547,630	83,190
Nonadmitted	—	—	—
Admitted ordinary deferred tax assets	$ 141,516	$ 249,522	$ (108,006)
Capital:
Investments	$ —	$ —	$ —
Subtotal	—	—	—
Statutory valuation allowance adjustment	—	—	—
Admitted capital deferred tax assets	$ —	$ —	$ —
Admitted deferred tax assets	$ 141,516	$ 249,522	$ (108,006)

Deferred Tax Liabilities
Ordinary:
Investments	$ 41,562	$ 50,621	$ (9,058)
Policyholder reserves	13,541	39,948	(26,406)
Other	18,888	21,434	(2,547)
Subtotal	$ 73,991	$ 112,003	$ (38,011)
Capital:
Investments	$ 67,525	$ 137,519	$ (69,994)
Other	—	—	—
Subtotal	67,525	137,519	(69,994)
Total deferred tax liabilities	$ 141,516	$ 249,522	$ (108,006)

Net deferred tax assets/liabilities	$ —	$ —	$ —

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Considering the historical financial information and projections of future taxable losses, we have determined that it is more likely than not, the portion of gross deferred tax assets subject to reversal from future taxable income exclusive of the reversing of temporary differences, will not be realized as of December 31, 2023. As of December 31, 2023 and 2022, the Company had valuation allowances of $630.8 and $547.6, respectively.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes. The significant items causing this difference are as follow:

	Year ended December 31
	2023		2022		2021
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(Amounts In Thousands)
Ordinary income (loss)	$ 154,757		$ 158,220		$ (744,549)
Capital gain (loss)	(246,086)		38,977		(524,383)
Total pretax income (loss)	(91,329)		197,197		(1,268,933)
Expected tax expense (benefit) at 21% statutory rate	(19,179)	21.0%	41,411	21.0%	(266,476)	21.0%
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(11,349)	12.4%	(10,899)	(5.5) %	(23,055)	1.8%
Interest maintenance reserve	(8,892)	9.7%	(2,632)	(1.3) %	(21,239)	1.7%
Hedge losses	—	— %	—	— %	293,178	(23.1) %
Reinsurance	20,160	(22.1) %	(2,534)	(1.3) %	(2,534)	0.2%
Reserve basis change	3,334	(3.7) %	—	— %	—	— %
Change in valuation allowance	83,190	(91.1) %	8,347	4.2%	178,953	(14.1) %
Prior year tax	(1,658)	1.8%	8,064	4.1%	3,054	(0.2) %
Intercompany dividend	—	— %	(39,900)	(20.2) %	637	(0.1) %
Sec 332 liquidation adjustment	—	— %	—	— %	(176,808)	13.9%
Other	(80)	0.1%	(125)	(0.1) %	(43)	— %
Total income tax reported	$ 65,526	(71.7) %	$ 1,732	0.9%	$ (14,333)	1.1%

Current income taxes incurred	$ —	— %	$ —	— %	$ —	— %
Change in deferred income tax*	65,526	(71.7) %	1,732	0.9%	(14,333)	1.1%
Total income tax reported	$ 65,526	(71.7) %	$ 1,732	0.9%	$ (14,333)	1.1%
* Excluding tax on unrealized gains (losses) and other surplus items

The Company is not currently under examination by any taxing authorities as of the years ended December 31, 2023 and 2022, with years 2020, 2021, and 2022 still open for examination.

As of December 31, 2023, the Company's tax credit carry forwards are as follows:

Year of Expiration	Amount
(In Thousands)
2041	$ 4,740
2042	1,156
Total	$ 5,896

As of December 31, 2023 the Company's net operating loss carry forwards originated and expire as follows:
Year of Origination	Year of Expiration	Amount
		(In Thousands)
2018	N/A	$ 468,011
2019	N/A	653,786
2020	N/A	87,480
2021	N/A	1,366,201
2023	N/A	$ 11,632

There are no amounts of federal income tax incurred that will be available for recoupment in the event of future net losses from 2023, 2022, and 2021.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2023.

The Company has no unrecorded tax liability as of December 31, 2023 and December 31, 2022.

The Company does not have any nonadmitted state tax credits at December 31, 2023 or 2022.

The Company does not have any tax loss contingencies as of December 31, 2023 and 2022.

The Company recognizes accrued interest and penalties related to tax contingencies in federal income taxes and federal income tax expense on the balance sheets and statements of operations, respectively. The Company had no accrued interest as of December 31, 2023, 2022, and 2021.

10. Investment in Subsidiaries

The Company has two direct, wholly-owned subsidiaries as of December 31, 2023, 2022, and 2021, Rocky Range and CSLR.

Rocky Range, an insurance company domiciled in the State of Arizona that is licensed as a pure captive reinsurer by the DIFI, is a direct, wholly-owned subsidiary of the Company. Effective June 1, 2021, the Company recaptured all of the deferred variable annuity business and liabilities it previously reinsured to Rocky Range, and the Company and Rocky Range terminated the reinsurance agreement and all agreements then in place related to the reinsurance arrangement, including but not limited to the Funds Withheld Trust Agreement and Reinsurance Credit Trust Agreement, and the related Funds Withheld Trust and Reinsurance Credit Trust accounts. The Company no longer reinsures any business to Rocky Range as of June 1, 2021, and Rocky Range maintains capital of $0.3 (minimum capital of $0.1 is required as prescribed under Arizona Revised Statutes Section 20-1096.03(A)(6)).
On June 1, 2021, the Company purchased 100% of the issued and outstanding capital stock of CSLR, an insurance company domiciled in the State of Delaware, from Equitable Holdings as seller. CSLR is authorized in 49 states and the District of Columbia, and operates as a reinsurance company, primarily assuming deferred variable annuity GMDB, GMWB, and GMIB riders, payout annuity contracts, and also assumes smaller blocks of structured settlements, group long-term disability, and ordinary life insurance business. The Company is a party to a reinsurance agreement with CSLR under which the Company cedes its deferred variable annuity and payout annuity business to CSLR, effective June 1, 2021.

Pursuant to SSAP No. 97, Investments in Subsidiary Controlled and Affiliated entities, the Company reports its investments in Rocky Range and CSLR based on the subsidiary's statutory surplus.

The carrying values, recorded in Common stock and investment in advances to subsidiaries on the Company's financial statements as of December 31, 2023 and 2022 are as follows:

December 31
	2023	2022
(In Thousands)
Rocky Range	$ 250	$ 250
CSLR	$ 1,203,395	$ 1,386,448
Total carrying value of subsidiaries	$ 1,203,645	$ 1,386,698

Summarized financial information of the Company's subsidiary of Rocky Range for the years ended December 31, 2023, 2022, and 2021 are as follows:

	December 31
	2023	2022	2021
	(In Thousands)
Revenues	$ 12	$ 13	$ 626,085
Income (Loss) before net realized gains and losses	—	—	(1,568,111)
Net (loss) income	—	—	(1,528,815)
Admitted assets	250	250	250
Liabilities	—	—	—

Summarized financial information of the Company's subsidiary of CSLR for the year ended December 31, 2023, 2022, and 2021 are as follows:

	December 31
	2023	2022	2021
	(In Thousands)
Revenues	$ 3,462,959	$ 2,940,751	$ 15,722,107
Income (Loss) before net realized gains and losses	1,612,659	1,046,457	(352,196)
Net (loss) income	(189,944)	1,043,435	30,525
Admitted assets	21,662,094	21,280,612	20,868,255
Liabilities	20,232,578	19,642,055	18,965,144

11. Reinsurance
The Company utilizes reinsurance transactions to manage its overall risk profile. The Company bases its selection of a reinsurer on the financial strength of the reinsurer. Reinsurance treaties can be either in the form of ceding or assuming and are structured as monthly or yearly renewable term, coinsurance, modified coinsurance, funds withheld or a combination thereof. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company’s primary liability as the direct insurer of the risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

The Company did not have any assumed premiums for the years ended December 31, 2023, 2022 and 2021.

Reinsurance Transactions

Effective June 1, 2021, the Company recaptured its deferred variable annuity business previously reinsured to Rocky Range. As a result, the Company is no longer a party to a captive reinsurance agreement and did not take a reserve credit for any captive reinsurance agreement as of December 31, 2023, 2022, and 2021. For the five months ended May 31, 2021  the Company was a party to a reinsurance agreement with Rocky Range, under which the Company ceded, on a funds withheld coinsurance and modified coinsurance basis, certain variable annuity business to Rocky Range, which completes its financial statements on a modified U.S. GAAP basis. The agreement had the economic impact of ceding 100% of the closed block variable annuity contracts previously issued by the Company, which included contracts with multiple rider guarantees, including minimum accumulation, income, death, and withdrawal benefits policies. Also, as a result of the reinsurance agreement at that time, Rocky Range could use letters of credit, which would not be admitted assets to the Company, to back some or all of the reserves. Under the terms of the agreement, the Company reinsured to Rocky Range on a funds withheld basis, 100% of the general account liabilities of the reinsured policies. The agreement also ceded on a modified coinsurance basis, 100% of the separate account liabilities. Under the modified coinsurance structure, the Company retained control and owned all assets contained in the separate account and held separate account reserves.

Effective June 1, 2021, the Company is a party to a reinsurance agreement with CSLR, its direct, wholly-owned subsidiary, under which the Company cedes on a coinsurance and modified coinsurance basis, its deferred variable annuity business and payout annuity business to CSLR, with the Company retaining administration of such reinsured contracts. Upon annuitization, the Company recaptured the net liability associated with the GMIB contracts from CSLR as they occurred. Effective January 1, 2023, the recapture of the Company's GMIB-annuitized contracts from CSLR was paused. GMIB annuitizations occurring on January 1, 2023 and through at least December 31, 2024 at a minimum, remain reinsured to CSLR. The Company ceded coinsurance reserves of $7.5 billion and $5.3 billion as of December 31, 2023 and 2022, respectively. The Company held modified coinsurance reserves of $18.1 billion and $17.8 billion as of  December 31, 2023 and 2022, respectively. The Company paid/accrued $112.8 as of December 31, 2023 to CSLR and received/accrued $222.2 from CSLR as of December 31, 2022, related to reinsurance activity. CSLR maintains a variable annuity hedge program that is designed to mitigate market risk arising primarily from the minimum guarantees within the variable annuity products it assumes from the Company and other cedant insurers, whose economic costs are primarily dependent on future equity market returns, interest rate levels, equity volatility levels and policyholder behavior. The hedge target of the variable annuity hedge program is regulatory and economic capital and their sensitivities to immediate market movements.

The Company cedes 100% of its previously issued, fixed and fixed indexed annuity contracts to affiliated reinsurers, Athene Annuity Re Ltd. ("AARe") and Athene Annuity & Life Assurance Company ("AADE"), indirect and wholly-owned subsidiaries of Athene Holding, Ltd. ("Athene").

The Company is a party to a reinsurance agreement with AARe, a Bermuda reinsurer and an indirect, wholly owned subsidiary of Athene, an affiliate of the Company. Under this agreement, the Company cedes on a modified coinsurance basis, an eighty percent (80%) quota share of certain liabilities with respect to certain fixed annuity business, and an eighty percent (80%) quota share of the net liability associated with the GMIB-annuitized contracts as they arise out of the variable annuity business of the Company (including GMIB-annuitized contracts recaptured from CSLR, as noted above). Under this modified coinsurance agreement, the Company holds all related assets and reserves on the balance sheet, with an additional modified coinsurance adjustment recorded within reinsurance recoverables representing balances due to or due from AARe. This modified coinsurance adjustment fluctuates with valuation changes in the related assets and liabilities such that all results are transferred to AARe with no net impact to the Company. Effective January 1, 2023 and through at least December 31, 2024 at a minimum, the Company paused its reinsurance of GMIB annuitizations to AARe. GMIB-annuitized contracts remain reinsured to CSLR, pursuant to the coinsurance and modified coinsurance agreement in place between the Company and CSLR as described above. The Company held $6.8 billion and $10.5 billion in reserves as of December 31, 2023 and 2022, respectively, on behalf of AARe, and received/accrued $1.7 billion and $1.2 billion from AARe as of December 31, 2023 and 2022, respectively, related to reinsurance activity.

The Company is a party to a reinsurance agreement with AADE, an insurance company domiciled in the State of Delaware and an indirect wholly-owned subsidiary of Athene, an affiliate of the Company. Under this agreement, the Company cedes on a coinsurance and modified coinsurance basis, a twenty percent (20%) quota share of certain liabilities with respect to certain fixed annuity business, and a twenty percent (20%) quota share of the net liability associated with the GMIB-annuitized contracts as they arise out of the variable annuity business of the Company (including GMIB-annuitized contracts recaptured from CSLR, as noted above). Under the coinsurance agreement, all assets and liabilities are transferred to AADE and are not presented on the Company's balance sheet. Effective January 1, 2023 and through at least December 31, 2024 at a minimum, the Company paused its reinsurance of GMIB annuitizations to AADE. GMIB-annuitized contracts remain reinsured to CSLR, pursuant to the coinsurance and modified coinsurance agreement in place between the Company and CSLR as described above. The Company ceded coinsurance reserves of $1.7 billion and $2.6 billion to AADE as of December 31, 2023 and 2022, respectively, and held $38.7 and $44.9 in modified coinsurance reserves as of December 31, 2023 and 2022, respectively. The Company received/accrued $420.0 and $280.4 from AADE as of December 31, 2023 and 2022, respectively, related to reinsurance activity.

Effective July 1, 2023, the Company recaptured $2.8 billion of its GMIB-annuitizations and fixed payout annuities previously ceded to AARe and AADE. Upon recapture, the Company ceded these contracts to CSLR. Annuitizations of the Company's fixed annuity contracts occurring on July 1, 2023 and thereafter will continue to be reinsured to AARe and AADE, pursuant to the coinsurance and modified coinsurance agreements noted above. The reinsurance pause of the Company's GMIB-annuitized contracts to AARe and AADE remains in place through at least December 31, 2024, as detailed above.

The Company reinsures its remaining business to third party reinsurers. The Company held reserves of $1,027.9 and $905.2 as of December 31, 2023 and 2022 related to these agreements, respectively, most notable of which was the reinsurance agreement with ReliaStar, an insurance company domiciled in the State of Minnesota and an indirect wholly-owned subsidiary of Voya Financial. Under this agreement, the Company cedes on a coinsurance and modified coinsurance basis, its traditional individual life insurance, supplemental contracts consisting of life insurance proceeds, and certain deferred annuity and investment-only policies of the Company.

The Company also serves as a third-party administrator for certain closed blocks of business on behalf of Voya Retirement Insurance and Annuity Company ("VRIAC"), an indirect wholly-owned subsidiary of Voya Financial.

12.
Capital and Surplus
Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus of the greater of $5.0 or Risk Based Capital ("RBC"). Additionally, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (1) 10% of the insurer's policyholder surplus as of the preceding December 31; or (2) the insurer's net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. Dividends are paid as determined by the Company's Board of Directors. An extraordinary dividend or distribution cannot be paid without the prior approval of the Iowa Insurance Division.  In addition, no dividend or other distribution exceeding an amount equal to an insurance company's earned surplus may be paid without the domiciliary insurance regulator's prior approval.

A surplus note with a carrying value of $75.0 as of December 31, 2023 was issued to VRIAC, an insurance company domiciled in the State of Connecticut and at the time of issue, an affiliate of the Company. The principal amount at issue on December 29, 2004 was $175.0, with December 29, 2034 as the date of maturity. A principal payment in the amount of $21.1  was made on February 15, 2023. As of December 31, 2023, a total of $100.0 in life-to-date principal payments have been made. Interest expense for the years ended December 31, 2023, 2022 and 2021 was $4.9, $7.2 and $10.6, respectively. As of December 31, 2023 a total of $200.5 in interest expense has been recognized life-to-date. The interest rate associated with this surplus debenture is 6.3%. There was an immaterial amount of unapproved interest and/or principal associated with this surplus note as of December 31, 2023, 2022 and 2021.
A surplus note with a carrying value of $75.0 as of December 31, 2023 was issued to ReliaStar, an insurance company domiciled in the State of Minnesota and at the time of issue, an affiliate of the Company. The principal amount at issue on December 29, 2004 was $175.0, with December 29, 2034 as the date of maturity. A principal payment in the amount of $21.1 was made on February 15, 2023. As of December 31, 2023, a total of $100.0 in life-to-date principal payments have been made. Interest expense for the years ended December 31, 2023, 2022 and 2021 was $4.9, $7.2 and $10.6, respectively. As of December 31, 2023, a total of $200.5 in interest expense has been recognized life-to-date. The interest rate associated with this surplus debenture is 6.3%. There was an immaterial amount of unapproved interest and/or principal associated with this surplus note as of December 31, 2023, 2022 and  2021.

A surplus note with a carrying value of $76.1 as of December 31, 2023 was issued to Equitable Financial Life Insurance Company ("EFLIC"), an insurance company domiciled in the State of New York. The principal amount at issue on June 1, 2021 was $50.0. The Company and EFLIC amended this surplus note and increased the principal sum to $60.0 on December 31, 2021. The Company and EFLIC executed a second amended and restated surplus note and increased the principal sum to $76.0 on June 13, 2023, which included a $4.0 discount from the $80.0 face value, with June 1, 2041 as the date of maturity. The Company amortizes the discount to the statement of operations concurrent with, and in proportion to, approved interest payments as a percentage of total interest paid on the surplus note. Interest expense for the years ended December 31, 2023,  2022 and 2021 was $3.5, $3.0 and $1.4 respectively. As of December 31, 2023, a total of $8.0 in interest expense has been recognized life-to-date. The interest rate associated with this surplus debenture is 5.00%. There was an immaterial amount of unapproved interest and/or principal associated with this surplus note as of December 31, 2023, and 2022.

Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company’s properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner.
Effective June 13, 2023, CSLR executed a second amended and restated surplus note on one of the three surplus notes it previously issued to the Company, and increased the principal sum of this surplus note to $76.0, which included a $4.0 discount from the $80.0 face value issued, with June 1, 2041 as the date of maturity.

On November 2, 2023, the Company received an extraordinary distribution in the amount of $200.0 entirely in cash from CSLR, after CSLR provided notice to, and received approval from the State of Delaware Department of Insurance on October 3, 2023, per the notice requirements as set out in Section 5005(b) of the Delaware Code and Section 1801.22 of the Delaware Administrative Code.

The Company paid an ordinary dividend in the amount of $32.0 to its sole shareholder, Venerable Holdings, on December 9, 2022, after providing notice to the Iowa Insurance Division.

On April 25, 2022, the Company received an ordinary dividend in the amount of $190.0 from CSLR, after CSLR provided notice to the Delaware Department of Insurance per the notice requirements.

The Company paid an ordinary dividend and return of capital distribution in the amounts of $70.0 and $80.0 respectively, for an aggregate amount of $150.0 to its sole shareholder, Venerable Holdings, on November 15, 2021 after providing notice to the Iowa Insurance Division.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

13.
Fair Values of Financial Instruments
The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, fair value can be estimated using methods, models and assumptions market participants would use to determine a current transaction price. These valuation techniques involve some level of estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all non-financial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short-term investments:  The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of “exit price” and the fair value measurement as prescribed in SSAP No. 100, Fair Value ("SSAP No. 100").  Valuations are obtained from third party commercial pricing services and asset managers.

Mortgage loans: Estimated fair values for commercial real estate loans were provided by asset managers.

Individual and group annuities: The fair values for individual and group annuities with defined maturities are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For individual and group annuities, fair value is estimated to be the present surrender value.

Assets held in separate accounts:  Assets held in separate accounts, excluding MVA’s, are reported at the quoted fair values of the underlying investments in the separate account. The underlying investments include mutual funds, short-term investments and cash, the valuation of which are based upon quoted market prices.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

▪
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:
a)
Quoted prices for similar assets or liabilities in active markets;
b)
Quoted prices for identical or similar assets or liabilities in non-active markets;
c)
Inputs other than quoted market prices that are observable; and
d)
Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments described below:

Bonds and other invested assets: Securities that are carried at fair value on the balance sheet are classified as Level 1, Level 2 or Level 3. The fair value of bonds and other invested assets classified as Level 1 are obtained through unadjusted quoted prices for identical assets or liabilities in an active market. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. The fair value for privately placed bonds and other invested assets are provided by asset managers and are classified as Level 3 assets.

Preferred and Common Stocks:  Fair values of publicly traded equity securities are based upon quoted market prices and are classified as Level 1 assets. Fair values of private equities or equity securities not traded on an exchange, are provided by asset managers and are classified as Level 3 assets.

Cash and short-term investments: The carrying amounts for cash reflect the assets’ fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts, excluding MVA’s, are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments can include mutual funds, short-term investments and cash, the valuation of which are based upon a quoted market price and are included in Level 1. The underlying investments can also include bonds the valuation of which are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as either Level 2 or Level 3, consistent with the policies described above for fixed maturities.

Mortgage loans: The fair values for mortgage loans are provided by asset managers. Mortgage loans are classified as Level 3.

Contract loans: The fair value of contract loans approximates the carrying value of the loans. Contract loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 1.

Deposit type contracts: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

The following table shows the Company’s financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2023:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)
Assets:
Fixed maturities, including securities pledged	$ 4,939,775	$ 5,300,980	$ 9,565	$ 4,806,119	$ 124,091
Preferred stock	36,311	36,331	7,959	27,851	501
Common stock	10,000	10,000	—	10,000	—
Mortgage loans	1,120,747	1,206,983	—	—	1,120,747
Contract loans	2,564	2,564	2,564	—	—
Other invested assets	35,949	45,212	—	35,949	—
Cash, cash equivalents and short-term investments	346,725	346,724	315,320	4,943	26,462
Separate account assets*	18,489,809	18,501,762	18,243,005	211,675	35,129
Total assets	$ 24,981,880	$ 25,450,556	$ 18,578,413	$ 5,096,537	$ 1,306,930

Liabilities:
Deposit type contracts	$ 12,794	$ 12,136	$ —	$ —	$ 12,794
Total liabilities	$ 12,794	$ 12,136	$ —	$ —	$ 12,794
* These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3, Summary of Significant Accounting Polices for additional information.

The Company did not have any financial instruments for which it was not practicable to estimate fair value as of December 31, 2023.

The following table shows the Company’s financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2022:
	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)
Assets:
Fixed maturities, including securities pledged	$ 7,770,796	$ 8,513,944	$ 20,141	$ 7,594,572	$ 156,083
Preferred stock	51,126	45,310	7,036	38,413	5,678
Common stock	10,000	10,000	—	10,000	—
Mortgage loans	1,682,889	1,788,620	—	3,378	1,679,511
Contract loans	3,283	3,283	3,283	—	—
Other invested assets	66,322	81,097	—	66,322	—
Cash, cash equivalents and short-term investments	153,441	153,462	138,786	1,811	12,844
Separate account assets*	18,235,611	18,254,229	17,945,123	246,531	43,957
Total assets	$ 27,973,468	$ 28,849,945	$ 18,114,369	$ 7,961,027	$ 1,898,073

Liabilities:
Deposit type contracts	$ 1,130,015	$ 1,128,799	$ —	$ —	$ 1,130,015
Total liabilities	$ 1,130,015	$ 1,128,799	$ —	$ —	$ 1,130,015
* These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3 for additional information.

The Company did not have any financial instruments for which it was not practicable to estimate fair value as of December 31, 2022.

The following tables show assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
	(In Thousands)
Assets:
Bonds
Industrial and Misc	—	11,805	—	11,805
Total Bonds	—	11,805	—	11,805

Preferred stock	7,959	25,763	—	33,722
Common stock	—	10,000	—	10,000
Other long-term assets	—	4,144	—	4,144
Separate account assets*	18,227,393	—	—	18,227,393
Total assets	$ 18,235,352	$ 51,712	$ —	$ 18,287,064

Liabilities:
Total liabilities	$ —	$ —	$ —	$ —
* These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3 for additional information.

The Company did not have any security transfers between Level 1 and Level 2 during 2023. The Company’s policy is to recognize transfers in and transfers out as of the beginning of the most recent quarterly reporting period.

The Company did not have any changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2023.

The following tables show assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	(In Thousands)
Assets:
Bonds
Industrial and Misc	—	11,046	—	11,046
Total Bonds	—	11,046	—	11,046

Preferred stock	7,036	24,965	—	32,001
Common stock	—	10,000	—	10,000
Separate account assets*	17,933,104	—	—	17,933,104
Total assets	$ 17,940,140	$ 46,011	$ —	$ 17,986,151

Liabilities:
Total liabilities	$ —	$ —	$ —	$ —
* These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3 for additional information.

The Company did not have any security transfers between Level 1 and Level 2 during 2022. The Company’s policy is to recognize transfers in and transfers out as of the beginning of the most recent quarterly reporting period.

The Company did not have any changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2022.

There were no transfers in and out of Level 3 during the years ended December 31, 2023 and December 31, 2022.

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2021:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
	(In Thousands)
Preferred Stock	—	4	—	—	—	—	—	(4)	—	—
Common Stock	12	—	—	—	—	—	—	(12)	—	—
Separate accounts*	1,690	—	—	—	—	—	—	(1,690)	—	—
Total	$ 1,702	$ 4	$ —	$ —	$ —	$ —	$ —	$ (1,706)	$ —	$ —

* These amounts reflect prescribed or permitted practices that depart from the NAIC Accounting Practices and Procedures Manual, see Note 3, Summary of Significant Accounting Polices for additional information.

Transfers in and out of Level 3 during the year ended December 31, 2021 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

14.
Commitments and Contingencies
Legal Proceedings - The Company may be involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company could include claims for substantial compensatory, consequential or punitive damages and other types of relief. Certain claims could be asserted as class actions, purporting to represent a group of similarly situated individuals. In addition, the life insurance industry has experienced litigation alleging, for example, that insurance companies have breached the terms of their life insurance policies by increasing the insurance rates of the applicable policies inappropriately or by factoring into rate adjustments elements not disclosed under the terms of the applicable policies, and, consequently, unjustly enriched themselves. This litigation is generally known as cost of insurance litigation. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations would not have a material adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Any such investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of such regulatory action would be difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action would have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

The outcome of any lawsuits/arbitrations or regulatory matters and the amount or range of potential loss is difficult to forecast, and estimating potential losses requires significant management judgement. It is not possible to predict the ultimate outcome for any lawsuits/arbitrations and regulatory matters, and given the large and indeterminate amounts potentially sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain lawsuits/arbitrations or regulatory matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in the period.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and commercial mortgages of $1.8 and $10.5 at December 31, 2023 and 2022, respectively.

Liquidity: The Company’s principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, death benefits, withdrawals, surrenders, and dividends to its parent.

The Company’s liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. The Company has access to liquidity through multiple facilities, including FHLB advances (subject to the availability of eligible collateral) and a revolving credit facility. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include holdings of U.S. Government securities, high quality corporate bonds and agency backed residential mortgage-backed securities. Asset/liability management is integrated into many aspects of the Company’s operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company’s asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company may use derivative instruments to manage these risks. The Company’s derivative counterparties are of high credit quality.

On May 25, 2023, Kroll Bond Rating Agency ("KBRA") upgraded the Company's insurance financial strength rating from A- to A, and upgraded its debt rating of the Company's surplus notes from BBB to BBB+.

On May 27, 2022, KBRA affirmed an insurance financial strength rating of A- to the Company, and affirmed its debt rating of BBB to the Company's surplus notes.

On June 1, 2021, KBRA affirmed an insurance financial strength rating of A- to the Company, and affirmed its debt rating of BBB to the Company's surplus notes.

The ratings of the Company by the rating agency are based on the rating agency's specific views of the Company’s financial strength.

15.
Financing Agreements
The Company maintains a reciprocal loan agreement with Venerable Holdings to promote efficient management of cash and liquidity and to provide for short-term cash requirements. Under this agreement, which expires June 1, 2028, the Company and Venerable Holdings can lend funds to or borrow from each other up to 3% of the Company’s admitted assets excluding separate accounts as of the 31st day of December next preceding. Loans under this agreement shall have a term of no more than 270 days and may be prepaid in whole or in part at any time without premium or penalty.

As of December 31, 2023, the Company had a $300.0 outstanding receivable balance and no outstanding payable balance with Venerable Holdings under this reciprocal loan agreement. The Company recorded this outstanding receivable balance as nonadmitted Cash and short-term investments, under the guidance of SSAP No. 25, Affiliates and Other Related Parties. During the year ended December 31, 2023, the Company:

•
loaned $125.0 to Venerable Holdings on August 15, 2023, and received interest income payments on November 30, 2023 and December 31, 2023, totaling $3.1 at 6.494% as of December 31, 2023 on this loan.
•
loaned $175.0 to Venerable Holdings on November 15, 2023, and received interest income payments on November 30, 2023 and December 31, 2023, totaling $1.4 at 6.40% as of December 31, 2023 on this loan.

As of December 31, 2022, the Company had no outstanding receivable or outstanding payable balance with Venerable Holdings under this reciprocal loan agreement. During the year ended December 31, 2022, the Company:
•
borrowed $22.0 on March 30, 2022, which matured and was paid on April 8, 2022, and incurred an immaterial amount of interest expense.
•
borrowed $10.0 on April 7, 2022, which matured and was paid on April 20, 2022, and incurred an immaterial amount of interest expense.
•
borrowed $27.0 on April 13, 2022, which matured and was paid on April 19, 2022, and incurred an immaterial amount of interest expense.
•
borrowed $15.0 on April 19, 2022, which matured and was paid on April 26, 2022, and incurred an immaterial amount of interest expense.
•
borrowed $30.0 on April 20, 2022, which matured and was paid on April 27, 2022, and incurred an immaterial amount of interest expense.

The Company did not engage in any lending or borrowing under this agreement during the year ended December 31, 2021, and therefore also did not incur any interest expense or receive any interest income.

The Company is a party to a Credit and Guarantee Agreement with a syndicate of lenders, Venerable Holdings, as a borrower and a guarantor, the Company and its wholly-owned subsidiary, CSLR as a borrower, and Barclays Bank PLC, as administrative agent. Pursuant to the Credit and Guarantee Agreement, amended effective November 15, 2023, the Company may access an aggregate total commitment of $500.0 as of December 31, 2023 and $400.0 as of December 31, 2022 for revolving credit borrowing and issuing letters of credit. During the year ended December 31, 2023 the company did not engage in any borrowing under this agreement, and therefore had no outstanding payable balance as of December 31, 2023.

16.
Related Party Transactions
The Company is a party to various management and services contracts and cost sharing arrangements with other affiliated Venerable Holdings companies which are allocated among companies in accordance with systematic cost allocation methods. The Company's material related party agreements are detailed below:

Investment Management: The Company is a party to an investment advisory agreement with Apollo Insurance Solutions Group ("Apollo ISG") under which Apollo ISG provides the Company with investment management services. For the years ended December 31, 2023, 2022, and 2021, expenses incurred related to this agreement were $24.3, $32.3 and $35.3, respectively.

Service Agreements: The Company is a party to an inter-company agreement with its affiliates whereby the affiliates provide certain administrative, management, professional, advisory, consulting, and other services to each other. Management and service contracts and all cost-sharing arrangements are allocated among companies in accordance with systematic cost allocation methods. For the years ended December 31, 2023, 2022, and 2021, expenses incurred related to this agreement were $98.8, $86.9 and $98.0, respectively.

The Company receives a monthly fee from DSL based on annual contractual rates by fund. This fee is calculated as a percentage of average assets in the variable separate accounts. Revenue earned by the Company under this arrangement was $37.1, $40.4, and $52.5 for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company is a party to an underwriting and distribution agreement with DSL, whereby DSL serves as the principal underwriter for annuity contracts issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's annuity contracts and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2023, 2022, and 2021, commissions were incurred in the amounts of $101.2, $114.6 and $143.3, respectively.

Reinsurance Agreements: See the "Reinsurance" footnote regarding reinsurance agreements with related parties.

Tax Sharing Agreements: See the "Federal Income Taxes" footnote for disclosure related to the federal tax sharing agreement.

17.
Guaranty Fund Assessments
Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated and recorded this liability to be $0.1 and $0.1 as of December 31, 2023 and 2022, respectively, and is reflected in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $0.4 and $0.5 as of December 31, 2023 and 2022, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets are expected to be realized and the additional industry support is expected to be paid are unknown at this time.

There are no premium tax offsets where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets ("SSAP No. 5R").

A reconciliation of assets recognized is presented below:

	Year ended December 31
	2023	2022
	(In Thousands)
Assets recognized from paid and accrued premium tax offsets beginning of year	$ 462	$ 522

Decreases current year:
Premium tax offset applied	31	43
Changes in premium tax offset capacity/other adjustments	1	29

Increases current year:
GFA Liability Adjustment to estimate	—	9
Creditable assessments remitted	—	3

Assets recognized from paid and accrued premium tax offsets end of year	$ 431	$ 462

The following table shows guaranty fund liabilities and assets related to assessments from insolvencies as of December 31, 2023:
Discount Rate Applied	2.50%
The Company did not have any undiscounted and discounted amounts of the guaranty fund assessments and related assets by insolvency as of December 31, 2023.

The Company did not have any number of jurisdictions, ranges of years used to discount, and weighted average number of years of the discounting time period for payables and recoverables by insolvency as of December 31, 2023.

The following tables show guaranty fund liabilities and assets related to assessments from insolvencies as of December 31, 2022:
Discount Rate Applied	2.50%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty Fund Assessment		Related Assets
Name of Insolvency	Undiscounted	Discounted	Undiscounted	Discounted
(In Thousands)
	$ —	$ —	$ —	$ —
Senior American Insurance Company	$ 3	$ 2	$ 3	$ 2

The Company did not have any number of jurisdictions, ranges of years used to discount, and weighted average number of years of the discounting time period for payables and recoverables by insolvency as of December 31, 2022.

18.
Subsequent Events
On January 8, 2024, the Company declared an aggregate distribution in an amount up to $525,000,000 to its sole shareholder, Venerable Holdings, to be paid no sooner than February 9, 2024, subject to first providing notice to, and the receipt of approval from, the Iowa Insurance Division. Such notice and request for approval was submitted to the Iowa Insurance Division on January 10, 2024. On January 25, 2024, the Iowa Insurance Division approved the aggregate distribution. On February 12, 2024, the Company paid an extraordinary distribution in the amount of $525,000,000 to Venerable Holdings.

On February 12, 2024, Venerable Holdings paid the Company $300,000,000 plus interest, in settlement of the outstanding reciprocal loan borrowings as of December 31, 2023, as disclosed in Note 16.

The Company is not aware of any additional events occurring subsequent to December 31, 2023 that may have a material effect on the Company’s financial statements. The Company evaluated events subsequent to December 31, 2023 through March 27, 2024, the date the statutory financial statements were available to be issued.

10

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Supplementary Information

11

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Report of Independent Auditors on Supplementary Information

The Board of Directors and Stockholder
Venerable Insurance and Annuity Company

We have audited the statutory-basis financial statements of Venerable Insurance and Annuity Company (the Company) as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and have issued our report thereon dated March 27, 2024, which contained an adverse opinion with respect to conformity with U.S. generally accepted accounting principles and an unmodified opinion with respect to conformity with accounting practices prescribed or permitted by the Iowa Insurance Division on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of selected statutory-basis financial data, supplemental schedule of life and health reinsurance disclosures, and supplemental investment disclosures are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Restriction on Use

This report is intended solely for the information and use of the Company and state insurance departments to whose jurisdiction the Company is subject and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 27, 2024

12

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Investment Income Earned:
U.S. government bonds	$ 286
Other bonds (unaffiliated)	293,825
Bonds of affiliates	38,701
Preferred stocks (unaffiliated)	1,943
Common stocks (unaffiliated)	150
Common stocks of affiliates	—
Mortgage loans	64,942
Contract loans	40
Cash on hand and on deposit	7,942
Short-term investments	6,219
Other invested assets	16,423
Gross investment income	$ 430,471

Mortgage Loans (Book Value):
Commercial mortgages	$ 1,206,983
Total mortgage loans	$ 1,206,983

Mortgage Loans by Standing (Book Value):
Good standing	$ 1,206,983
Total mortgage loans by standing	$ 1,206,983

Other long-term assets (statement value)	$ 45,566

Contract loans	$ 2,564

Bonds and Stocks of Parents, Subsidiaries and Affiliates (Book Value):
Bonds	$ 592,424
Common Stocks	1,293,586
Total Bonds and Stocks of Parents, Subsidiaries and Affiliates	$ 1,886,010

Bonds and Short-term Investments by NAIC Designation and Maturity:
Bonds and Short-term Investments by Maturity (Statement Value):
Due within 1 year or less	$ 477,813
Over 1 year through 5 years	1,905,635
Over 5 years through 10 years	1,638,328
Over 10 years through 20 years	810,089
Over 20 years	474,057
Total by maturity	$ 5,305,922

Bonds and Short-term Investments by NAIC Designation (Statement Value):
NAIC 1	$ 2,799,331
NAIC 2	2,339,734
NAIC 3	110,893
NAIC 4	47,692
NAIC 5	4,199
NAIC 6	4,073
Total by NAIC Designation	$ 5,305,922

Total bonds and short-term investments publicly traded	$ 1,364,033

Total bonds and short-term investments privately placed	$ 3,941,889

Preferred stocks (statement value)	$ 36,331

Common stocks, including subsidiaries (market value)	$ 1,303,586

Short-term investments (book value)	$ 31,404

Cash equivalents	$ 315,170

Financial options owned (statement value)	$ —

Financial options written and in force (statement value)	$ —

Financial collar, swap and forward agreements open (statement value)	$ —

Financial futures contracts open (current value)	$ —

Cash on deposit	$ 981

Life Insurance in Force:
Ordinary	$ 1,566

Group life	$ 52

Amount of accidental death insurance in force under ordinary policies	$ 28
13

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

Life Insurance Policies with Disability Provisions in Force:
Ordinary	$ 46

Group life	$ —

Supplementary Contracts in Force:
Ordinary-not involving life contingencies:
Amount on deposit	$ 693

Income payable	$ 60,922

Ordinary-involving life contingencies:
Amount on deposit	$ —

Amount of income payable	$ 57,619

Group-not involving life contingencies:
Amount on deposit	$ —

Amount of income payable	$ —

Group-involving life contingencies:
Amount on deposit	$ —

Amount of income payable	$ —

Annuities:
Ordinary:
Immediate-amount of income payable	$ 18,635

Deferred-fully paid account balance	$ 10,698,799

Deferred-not fully paid account balance	$ 4,245,926

Group:
Amount of income payable	$ 3

Fully paid account balance	$ 11,178,052

Not fully paid account balance	$ 137,779

Accident and Health Insurance Premiums in Force:
Ordinary	$ —

Group	$ —

Deposit Funds and Dividend Accumulations:
Deposit funds-account balance	$ —

Dividend accumulations-account balance	$ —

14

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

I.
Investment Risk Interrogatories
The Company’s total admitted assets (excluding separate account assets) as reported on page two of its Annual Statement for the year ended December 31, 2023 is $8.6 billion.

1.
Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) contract loans:
	Issuer	Investment Category	Amount	Percentage of Total Admitted Assets*
i.	Corporate Solutions Life Reinsurance Company	Common Stock	$ 1,293,336	15.0%
ii.	BNY Mellon Cash Reserve USD	Money Market Mutual Fund	184,414	2.1
iii.	Ace Credit Fund, LP	Bonds	131,410	1.5
iv.	AP Tundra Holdings LLC	Bonds	130,120	1.5
v.	DWS Government Money Market Series - Institutional	Money Market Mutual Fund	120,429	1.4
vi.	Cayman Universe Holdings LLC	Bonds	111,828	1.3
vii.	SVF II Finco (Cayman) LP	Bonds	108,009	1.3
viii.	H&R NNN POOL 3	Mortgage Loans	82,996	1.0
ix.	Aa Infrastructure Fund 1 Ltd	Bonds	79,772	0.9
x.	Trademark Royalty 2018-1 LLC	Bonds	52,917	0.6

2.
The Company’s total admitted assets held in bonds and short-term investments (excluding reciprocal borrowings) and preferred stocks, by NAIC designating at December 31, 2023, are:

Bonds			Preferred Stocks
NAIC Rating	Amount	Percentage of Total Admitted Assets*	NAIC Rating	Amount	Percentage of Total Admitted Assets*
NAIC-1	$ 2,799,331	32.5%	P/RP-1	$ 2,609	—%
NAIC-2	2,339,734	27.2	P/RP-2	33,722	0.4
NAIC-3	110,893	1.3	P/RP-3	—	0.0
NAIC-4	47,692	0.6	P/RP-4	—	—
NAIC-5	4,199	0.0	P/RP-5	—	—
NAIC-6	4,073	0.0	P/RP-6	—	—
	$ 5,305,922			$ 36,331

3.
Following are the Company’s total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 86, including: (i) foreign currency denominated investments of $0 million supporting insurance liabilities denominated in that same foreign currency of $0 million, and excluding (ii) Canadian investments of $0.0 million which includes unhedged currency exposure of $0 million as of December 31, 2023):

a.
Aggregate foreign investment exposure categorized by NAIC sovereign rating:
		Amount	Percentage of Total Admitted Assets*
i.	Countries rated NAIC-1	$ 1,786,524	20.7%
ii.	Countries rated NAIC-2	124,947	1.5
iii.	Countries rated NAIC-3 or below	57,334	0.7

b.
Two largest foreign investment exposures to a single country, categorized by the country’s NAIC sovereign rating:
		Amount	Percentage of Total Admitted Assets*
i.	Countries Rated NAIC-1:
	Country: Cayman Islands	$ 828,413	9.6%
	Country: Australia	207,812	2.4

ii.	Countries Rated NAIC-2:
	Country: Mexico	44,933	0.5
	Country: Indonesia	27,421	0.3

iii.	Countries Rated NAIC-3 or Below:
	Country: Marshall Islands	30,000	0.3
	Country: Colombia	13,918	0.2

c.
Aggregate unhedged foreign currency exposure:  Not applicable.

d.
Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designating:  Not applicable.

e.
The two largest unhedged foreign currency exposures to a single country, categorized by the country’s NAIC sovereign rating:  Not applicable.

f.
The ten largest non–sovereign (i.e. non–governmental) foreign issues:
	Name	NAIC Rating	Amount	Percentage of Total Admitted Assets*
i.	Cayman Universe Holdings LLC	1	$ 111,828	1.3%
ii.	SVF II Finco (Cayman) LP	1	108,009	1.3
iii.	AA Infrastructure Fund 1 Ltd	1	79,772	0.9
iv.	RR 19, Ltd	1,2	37,110	0.4
v.	Seaspan Holdco III Ltd.	2	30,000	0.3
vi.	Severn Trent Water Limited	2	26,000	0.3
vii.	HSBC Holdings plc	1,2	24,720	0.3
viii.	Diameter Credit Funding I Ltd	1	24,434	0.3
ix.	Powerco Limited	2	22,200	0.3
x.	Australia Pacific LNG Processing Pty Limited	2	20,685	0.2

4.
Assets held in Canadian investments are less than 2.5% of the Company’s total admitted assets.

5.
Assets held in investments with contractual sales restrictions are less than 2.5% of the Company’s total admitted assets.

6.
Assets held in equity interests are greater than 2.5% of the Company’s total admitted assets.
		Amount	Percentage of Total Admitted Assets*
i.	Corporate Solutions Life Reinsurance Company	$ 1,293,336	15.02%
ii.	The Doctors Company	20,000	0.23
iii.	The Bank of New York Mellon Corporation	16,395	0.19
iv.	Federal Home Loan Bank of des Moines	10,000	0.12
v.	New York Life Insurance Company	8,598	0.10
vi.	The Charles Schwab Corporation	7,393	0.09
vii.	Teachers Insurance and Annuity Association of America	5,109	0.06
viii.	Enstar Group Limited	5,080	0.06
ix.	Massachusetts Mutual Life Insurance Company	4,962	0.06
x.	Oconee Real Estate Holdings Iv Arb Llc	4,144	0.05

7.
Assets held in nonaffiliated, privately placed equities are less than 2.5% of the Company’s total admitted assets.

8.
Assets held in general partnership interests are less than 2.5% of the Company’s total admitted assets.

9.
With respect to mortgage loans, the Company’s total admitted assets are as follows:

a.
The 10 largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

Type/Property		Amount	Percentage of Total Admitted Assets*
i.	H&R NNN POOL 3	$ 82,996	1.0%
ii.	RENAISSANCE SQUARE	40,005	0.5
iii.	181 Fremont Office Senior Mezz LLC	35,152	0.4
iv.	666 5TH AVENUE	30,692	0.4
v.	AON CENTER	30,000	0.3
vi.	Win Ridge Shopping Center-DE LLC	28,240	0.3
vii.	Hpa Jv Borrower 2019-1 Ath Llc	27,819	0.3
viii.	WALT DISNEY WORLD SWAN & DOLPHIN	20,296	0.2
ix.	Mericle 3 Great Valley, LLC	19,461	0.2
x.	SIC - Mills Building II, LLC	18,000	0.2

b.
The Company's total admitted assets held in the following categories of mortgage loans as of December 31, 2023:
	Amount	Percentage of Total Admitted Assets*

i. Construction loans	$ —	—
ii. Mortgage loans over 90 days past due	—	—
iii. Mortgage loans in the process of foreclosure	—	—
iv. Mortgage loans foreclosed	—	—
v. Restructured mortgage loans	—	—

c.
Aggregate mortgage loans having the following loan to value ratios as determined from the most current appraisal as of December 31, 2023:

		Residential		Commercial		Agricultural
	Loan-to-Value	Amount	Percentage of Total Admitted Assets*	Amount	Percentage of Total Admitted Assets*	Amount	Percentage of Total Admitted Assets*
i.	above 95%	$ —	—%	$ 37,340	0.4%	$ —	—%
ii.	91% to 95%	—	—	—	—	—	—
iii.	81% to 90%	—	—	—	0.0	—	—
iv.	71% to 80%	5,612	6.5	81,536	0.9	—	—
v.	below 70%	16,842	19.6	1,065,654	12.4	—	—
		$ 22,454		$ 1,184,530		$ —

10.
Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate are less than 2.5% of the Company’s total admitted assets.

11.
The Company’s total admitted assets subject to the following types of agreements as of December 31, 2023:

Unaudited At End of Each Quarter
		At Year End		1st Quarter	2nd Quarter	3rd Quarter
		Amount	Percentage of Total Admitted Assets*	Amount	Amount	Amount
i.	Securities lending (do not include assets held as collateral for such transactions)	$ —	—%	$ —	$ —	$ —
ii.	Repurchase agreements	—	—	—	—	—
iii.	Reverse repurchase agreements	—	—	—	—	—
iv.	Dollar repurchase agreements	—	—	—	—	—
v.	Dollar reverse repurchase agreements	—	—	—	—	—

12.
Amounts and percentages of the Company’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors as of December 31, 2023:

		Owned		Written
		Amount	Percentage of Total Admitted Assets*	Amount	Percentage of Total Admitted Assets*
i.	Hedging	$ —	—%	$ —	0.0%
ii.	Income generation	—	—	—	—
iii.	Other	—	—	—	—

13.
The Company’s potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of December 31, 2023:

Unaudited At End of Each Quarter
		At Year End		1st Quarter	2nd Quarter	3rd Quarter
		Amount	Percentage of Total Admitted Assets*	Amount	Amount	Amount
i.	Hedging	$ —	—%	$ —	$ —	$ —
ii.	Income Generation	—	—	—	—	—
iii.	Replications	—	—	—	—	—
iv.	Other	—	—	—	—	—

14.
The Company’s potential exposure (defined as the amount determined in accordance with NAIC Annual Statement Instructions) for futures contracts as of December 31, 2023:

Unaudited At End of Each Quarter
		At Year End		1st Quarter	2nd Quarter	3rd Quarter
		Amount	Percentage of Total Admitted Assets*	Amount	Amount	Amount
i.	Hedging	$ —	—%	$ —	$ —	$ —
ii.	Income Generation	—	—	—	—	—
iii.	Replications	—	—	—	—	—
iv.	Other	—	—	—	—	—

15

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

II.
Summary Investment Schedule

	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
Investment Categories	Amount	Percentage of Total	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage of Total
Long-Term Bonds (Schedule D, Part 1)
U.S. governments	$ 9,755	0.1%	$ 9,755	$ —	$ 9,755	0.1%
All Other governments	82,536	0.9%	82,536	—	82,536	1.0%
U.S. states, territories and possessions, etc. guaranteed	19,903	0.2%	19,903	—	19,903	0.2%
U.S. political subdivisions of states, territories and possessions, guaranteed	48,185	0.5%	48,185	—	48,185	0.6%
U.S. special revenue and special assessment obligations, etc. non-guaranteed	3,183	— %	3,183	—	3,183	— %
Industrial and miscellaneous	4,463,511	50.9%	4,463,511	—	4,463,511	52.7%
Hybrid securities	67,331	0.8%	67,331	—	67,331	0.8%
Parent, subsidiaries and affiliates	592,424	6.8%	592,424	—	592,424	7.0%
Unaffiliated Bank loans	14,151	0.2%	14,151	—	14,151	0.2%
Total long-term bonds	5,300,979	60.4%	5,300,979	—	5,300,979	62.6%
Preferred stocks (Schedule D Part 2, Section 1)
Industrial and miscellaneous (Unaffiliated)	36,331	0.4%	36,331	—	36,331	0.4%
Total preferred stocks	36,331	0.4%	36,331	—	36,331	0.4%
Common stocks (Schedule D Part 2, Section 2)
Industrial and miscellaneous other (Unaffiliated)	10,000	0.1%	10,000	—	10,000	0.1%
Parent, subsidiaries and affiliates Other	1,293,586	14.7%	1,293,586	—	1,293,586	15.3%
Total common stocks	1,303,586	14.8%	1,303,586	—	1,303,586	15.4%
Mortgage loans (Schedule B)
Residential mortgages	22,454	0.3%	22,454	—	22,454	0.3%
Commercial mortgages	1,184,529	13.5%	1,184,529		1,184,529	14.0%
Total mortgage loans	1,206,983	13.8%	1,206,983	—	1,206,983	14.2%
Cash, cash equivalents and short-term investments
Cash (Schedule E, Part 1)	981	— %	981	—	981	— %
Cash equivalents (Schedule E, Part 2)	315,170	3.6%	315,170	—	315,170	3.7%
Short-term investments (Schedule DA)	331,404	3.8%	31,404	—	31,404	0.4%
Total cash, cash equivalents and short-term investments	647,555	7.4%	347,555	—	347,555	4.1%
Contract loans	2,564	— %	2,564	—	2,564	— %
Other invested assets (Schedule BA)	271,687	3.1%	271,687	—	271,687	3.2%
Receivables for securities	4,511	0.1%	4,511	—	4,511	0.1%
Total invested assets	$ 8,774,196	100.0%	$ 8,474,196	$ —	$ 8,474,196	100.0%

16

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

The following information regarding reinsurance contracts is presented to satisfy the disclosure requirements in SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance ("SSAP No. 61R"), which apply to reinsurance contracts entered into, renewed or amended on or after January 1, 1996.

1.
Has the Company reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is subject to Appendix A-791, Life and Health Reinsurance Agreements, and includes a provision that limits the reinsurer’s assumption of significant risks identified in Appendix A-791?

Examples of risk-limiting features include provisions such as a deductible, a loss ratio corridor, a loss cap, an aggregate limit or other provisions that result in similar effects.

Yes ☐ No ☑

If yes, the number of reinsurance contracts to which such provisions apply would be disclosed here.

If yes, indicate if deposit accounting was applied for all contracts subject to Appendix A-791 that limit significant risks.

Yes ☐ No ☐ N/A ☑

2.
Has the Company reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is not subject to Appendix A-791, for which reinsurance accounting was applied and includes a provision that limits the reinsurer’s assumption of risk?

Examples of risk-limiting features include provisions such as a deductible, a loss ratio corridor, a loss cap, an aggregate limit or other provisions that result in similar effects.

Yes ☐ No ☑

If yes, the number of reinsurance contracts to which such provisions apply would be disclosed here.

If yes, indicate whether the reinsurance credit was reduced for the risk-limiting features.

Yes ☐ No ☐ N/A ☑

3.
Does the Company have any reinsurance contracts (other than reinsurance contracts with a federal or state facility) that contain one or more of the following features which may result in delays in payment in form or in fact:

a.
Provisions that permit the reporting of losses to be made less frequently than quarterly;
b.
Provisions that permit settlements to be made less frequently than quarterly;
c.
Provisions that permit payments due from the reinsurer to not be made in cash within ninety (90) days of the settlement date (unless there is no activity during the period); or
d.
The existence of payment schedules, accumulating retentions from multiple years, or any features inherently designed to delay timing of the reimbursement to the ceding entity.
Yes ☐ No ☑

4.
Has the Company reflected reinsurance accounting credit for any contracts that are not subject to Appendix A-791 and not yearly renewable term reinsurance, which meet the risk transfer requirements of SSAP No. 61R?

Type of contract:	Response:	Identify reinsurance contract(s):	Has the insured event(s) triggering contract coverage been recognized?
Assumption reinsurance – new for the reporting period	Yes ☐ No ☑	N/A	Yes ☐ No ☐ N/A ☑
Non-proportional reinsurance, which does not result in significant surplus relief	Yes ☐ No ☑	N/A	Yes ☐ No ☐ N/A ☑

5.
Has the Company ceded any risk, which is not subject to Appendix A-791 and not yearly renewable term reinsurance, under any reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) during the period covered by the financial statements, and either:

a.
Accounted for that contract as reinsurance under statutory accounting principles (SAP) and as a deposit under generally accepted accounting principles (GAAP); or

Yes ☐ No ☐ N/A ☑

b.
Accounted for that contract as reinsurance under GAAP and as a deposit under SAP?

Yes ☐ No ☐ N/A ☑

If the answer to item (a) or item (b) was yes, relevant information regarding GAAP to SAP differences from the accounting policy footnote to the audited statutory-basis financial statements to explain why the contract(s) is treated differently for GAAP and SAP would be disclosed here.

VENERABLE INSURANCE AND ANNUITY COMPANY
Financial Statements — Statutory Basis
And Supplementary Information
December 31, 2023

1.
Basis of Presentation

The accompanying supplemental information presents selected statutory basis financial data as of December 31, 2023 and for the year then ended for purposes of complying with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and agrees to or is included in the amounts reported in the Company's 2023 Statutory Annual Statement as filed with the Iowa Insurance Division.

Part C

OTHER INFORMATION

Item 27.	Exhibits

(a)	Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed with the Commission on March 29, 1996; File No. 033-79170.

(b)	Custodian Agreements. Not Applicable.

(c)	(1)	Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 filed with the Commission on May 4, 1998; File No. 033-23351.
	(2)	Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 filed with the Commission on April 9, 2004; File No. 333-90516.
	(3)	Dealers Agreement. Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 filed with the Commission on April 30, 1999; File No. 033-23351.
	(4)	Master Selling Agreement. Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 filed with the Commission on May 12, 2006; File No. 333-70600.
	(5)	Amendment to Master Selling Agreement effective June 1, 2018. Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 filed with the Commission on April 16, 2019; File No. 333-133944.
	(6)	Master Selling Agreement between Voya Insurance and Annuity Company, Directed Services, LLC and Broker-Dealers and General Agents. Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 filed with the Commission on April 16, 2019; File No. 333-133944.
	(7)	Form of Master Servicing Agreement between Venerable Insurance and Annuity Company; Directed Services LLC; and Broker-Dealers and General Agents. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.

(d)	(1)	Form of Certificate of Assumption. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(2)	Form of Data Page for Individual Fixed and Variable Annuity (2007DP). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(3)	Form of Data Page for Individual Fixed and Variable Annuity (2007GWBL DP). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(4)	Form of Data Page for Individual Fixed and Variable Annuity (2007DPTOBCO). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(5)	Form of Contract for Individual Fixed and Variable Annuity (2007DPCore). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(6)	Form of Contract for Individual Fixed and Variable Annuity (2007DPSelect). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(7)	Form of Contract for Individual Fixed and Variable Annuity (2007DPPlus). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(8)	Form of Contract for Individual Fixed and Variable Annuity (2007DPElite). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(9)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.

	(10)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIBOPR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(11)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIBOPR-R). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(12)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-GR-6). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(13)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-GR-3). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(14)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDBOPR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(15)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-AR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(16)	Form of Rider for Individual Fixed and Variable Annuity (2006GWB - rev 5-07 NQ). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(17)	Form of Endorsement for Individual Fixed and Variable Annuity (2007DB-ACC). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(18)	Form of Endorsement for Individual Fixed and Variable Annuity (2007DB-GWB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(19)	Form of Endorsement for Individual Fixed and Variable Annuity (2007NQ-ACC). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(20)	Form of Endorsement for Individual Fixed and Variable Annuity (2007NQ-GWB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(21)	Form of Endorsement for Individual Fixed and Variable Annuity (2006IRA-ACC-rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(22)	Form of Endorsement for Individual Fixed and Variable Annuity (2006IRA-GWB - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(23)	Form of Endorsement for Individual Fixed and Variable Annuity (2006ROTH-ACC - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(24)	Form of Endorsement for Individual Fixed and Variable Annuity (2006ROTH-GWB - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(25)	Form of Endorsement for Individual Fixed and Variable Annuity (2007MMDCA). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(26)	Form of Endorsement for Individual Fixed and Variable Annuity (2007COO). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(27)	Form of Endorsement for Individual Fixed and Variable Annuity (2007PREDB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(28)	Form of Guaranteed Withdrawal Benefit ((“GWB”) (rev0208)). Registration Statement File No. 333-05593 on October 15, 2007.
	(29)	Form of Endorsement Applicable to the Guaranteed Minimum Income Benefit (“GMIB”) Rider No Lapse Guarantee Provision. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.

(e)	(1)	Form of application for Accumulator®, Form No. 2004App02. Incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-4 filed with the Commission on April 20, 2006; File No. 333-05593.
	(2)	Form of Application (No. 2006 App 02). Incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-4 filed with the Commission on June 14, 2006; File No. 333-05593.

	(3)	Form of Application (No. 2006 App 01). Incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-4 filed with the Commission on June 14, 2006; File No. 333-05593.
	(4)	Form of 1st Notice of Transfer – Negative Consent Form. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(5)	Form of 2nd Notice of Transfer – Negative Consent Form. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(6)	Form of 1st Notice of Transfer – Affirmative Consent Form. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(7)	Form of 2nd Notice of Transfer – Affirmative Consent Form. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(8)	Form of Contract Assumption/Transfer Response Form. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.

(f)	(1)	Restated Articles of Incorporation for Voya Insurance and Annuity Company dated June 1, 2018. (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)
	(2)	Amended and Restated Bylaws of Voya Insurance and Annuity Company dated June 1, 2018. (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)
	(3)	Board Resolutions to Amend Articles and Bylaws to Change Company’s Name. (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)
(4)

Amendment to Restated Articles of Incorporation Providing for the Name Change of Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-4 for Venerable Insurance and Annuity Company and its Separate Account B, filed on April 20, 2020; File No. 333-133944.)

(g)	Not Applicable.

(h)	(1)	Participation Agreement between Equitable Investment Management Group, LLC, EQ Advisors Trust, Equitable Distributors LLC and Venerable Insurance and Annuity Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(2)	Distribution Services Agreement between Equitable Distributors LLC, Venerable Insurance and Annuity Company and Directed Services LLC. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
	(3)	Administrative Services Agreement between Equitable Investment Management Group, LLC and Venerable Insurance and Annuity Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.

(i)	Administrative Contracts. Not Applicable.

(j)	Other Material Contracts.

(1) Assumption Reinsurance Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company – Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.
(2) Transition Services Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company – Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed with the Commission on May 3, 2024; File No. 333-273496.

(k)	Opinion and Consent of Counsel.

(l)	Consent of Independent Registered Public Accounting Firm.

(m)	Omitted Financial Statements. Not Applicable.

(n)	Initial Capital Agreements. Not Applicable.

(o)	Form of Initial Summary Prospectus.

(p)	Powers of Attorney.

Item 28.	Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Peter C. Aberg, 590 Madison Avenue, 29h Floor, New York, NY 10022	Director
Daniel G. Kilpatrick, 590 Madison Avenue, 42nd Floor, New York, NY 10022	Director
Brenna Haysom Romando, 47 Ronald Reagan Blvd., Warwick, NY 10990	Director
Nedim (Ned) Sadaka, 895 Park Avenue, New York, NY 10075	Director
Howard L. Shecter, 210 W. Rittenhouse Square, Philadelphia, PA 19103	Director and Chairperson of the Board
Vishal N. Sheth, 9 West 57th Street, New York, NY 10019	Director
Jasjit Singh, 9 West 57th Street, New York, NY 10019	Director
Catherine A. Mahone, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	President and Chief Executive Officer
David P. Wiland, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Financial Officer
Kenneth L. Brown, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Executive Vice President and Chief Operations Officer
Thomas N. Hanson, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Risk Officer
Timothy W. Brown, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President, Chief Legal Officer and Secretary
Heather A. Kleis, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Executive Vice President and Chief Human Resources Officer
Timothy D. Billow, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Information Officer

Lindsey A. Bollinger, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Implementation Officer
Gregory S. Smith, Jr., 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President and Chief Accounting Officer
Kristi L. Harding, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Senior Vice President, Chief Compliance Officer, Assistant Secretary and Anti-Money Laundering Officer
Parul Bhatia, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President, Chief Actuary and Appointed Actuary
John E. Herlihy, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President, Head of Trading and Co-Head of Hedging
Glenn A. Black, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Head of Tax
Kelly M. Hennigan, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Head of Investment Operations
Simon B. Scully, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Chief Information Security Officer
Richard E. Gelfand, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President
Ross R. Boudiab, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Treasurer
James R. Eckis, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer
Janet E. Myers, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer
Brian T. Ruck, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer
Jennifer M. Ogren, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Lee M. Barnard, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
J. Neil McMurdie, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Ron J. Tanner, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Jay M. Lemoncelli, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Secretary
Lori L. DeMarco, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Secretary

Item 29.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

1.	The Registrant, Separate Account EQ, is a segregated asset account of Venerable Insurance and Annuity Company (“VIAC” or the “Company”) (IA) and is therefore owned and controlled by VIAC.
2.	The Depositor, VIAC, is a wholly-owned subsidiary of Venerable Holdings, Inc. (DE)
3.	VIAC Services Company (DE), Directed Services LLC (DE), and Venerable Investment Advisers, LLC (DE) are affiliates of VIAC and wholly-owned subsidiaries of Venerable Holdings, Inc.
4.	Rocky Range, Inc. (AZ) and Corporate Solutions Life Reinsurance Company (DE) are wholly-owned subsidiaries of VIAC.

Item 30.	Indemnification

VIAC shall indemnify to the full extent permitted by Chapter 490 of the Code of Iowa, as may be amended from time to time, or by other provisions of applicable law, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, fiduciary or employee of the Company, or is or was serving at the request of the Company as a director, officer, fiduciary, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Any indemnification as described in the preceding paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper in the circumstances because the person claiming indemnification has met the applicable standard of conduct set forth in therein. Such determination shall be made by the Company’s Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding in question. If such a quorum is not obtainable, the Board shall retain independent legal counsel who shall make such a determination in a written opinion.

Expenses (including attorney’s fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action upon receipt of an undertaking by or on behalf of a person entitled to claim indemnification to repay such amount, if it is ultimately determined that he or she is not entitled to be indemnified by the Company.

To the extent permitted by law, the Company or its parents may purchase and maintain insurance on behalf of any person or persons described in the preceding paragraphs of this Item 30 against any liability asserted against and incurred by him or her, whether or not the Company would have power to indemnify him or her as described above.

Consistent with the laws of the State of Iowa, VA Capital Company LLC (“VA Capital”) maintains various insurance policies issued by reputable insurers covering VA Capital and any company in which VA Capital has a controlling interest, including VIAC and Directed Services LLC, the principal underwriter. These policies cover the indemnification obligations of VA Capital and its subsidiaries. The policies include, but are not limited to, the following types of coverages: Professional Liability, Directors & Officers Liability, Cyber Liability, Employment Practices Liability, Fiduciary Liability, and Financial Institutional Bond.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company separate account (the “Registrant”), as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriter

(a)	Directed Services LLC also serves as principal underwriter for all contracts issued by Venerable Insurance and Annuity Company through its Separate Accounts A, B, U, and the Alger Separate Account A.

(b)	The following information is furnished with respect to the principal officers and directors of Directed Services, LLC, the Registrant’s Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Kenneth L. Brown, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Director and Chairperson of the Board, President and Chief Executive Officer
David P. Wiland, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Director

Richard E. Gelfand, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Chief Financial Officer, Treasurer, and Assistant Secretary
Kristi L. Harding, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Senior Vice President, Chief Compliance Officer, Assistant Secretary, and Anti-Money Laundering Officer
Simon B. Scully, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Chief Information Security Officer
Janet E. Myers, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer and Assistant Secretary
J. Neil McMurdie, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President, General Counsel, and Secretary

(c)	Compensation from the Registrant.

The principal underwriter received the following compensation, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Directed Services LLC	$		$$101,023,948	$

Item 32.	Location of Accounts and Records

Contained in the Registrant’s most recently filed report on Form N-CEN.

Item 33.	Management Services

None.

Item 34.	Fee Representation

Venerable Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Venerable Insurance and Annuity Company.

SIGNATURES

(Accumulator 7.0)

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account EQ of Venerable Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Glastonbury, Connecticut, on the 3rd day of May, 2024.

SEPARATE ACCOUNT B OF VENERABLE INSURANCE AND ANNUITY COMPANY		VENERABLE INSURANCE AND ANNUITY COMPANY
(Registrant)		(Depositor)

By:	/s/ Catherine A. Mahone*	By:	/s/ Catherine A. Mahone*
	Catherine A. Mahone		Catherine A. Mahone
	President of the Depositor (principal executive officer of the Depositor)		President (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title

/s/ Catherine A. Mahone*	President and Chief Executive Officer
Catherine A. Mahone	(principal executive officer)

/s/ David P. Wiland*	Executive Vice President and Chief Financial Officer
David P. Wiland

/s/ Gregory S. Smith*	Senior Vice President and Chief Accounting Officer
Gregory S. Smith	(principal accounting officer)

/s/ Peter C. Aberg*	Director
Peter C. Aberg		May 3, 2024

/s/ Brenna Haysom Romando*	Director
Brenna Haysom Romando

/s/ Daniel G. Kilpatrick*	Director
Daniel G. Kilpatrick

/s/ Nedim Sadaka*	Director
Nedim (Ned) Sadaka

/s/ Howard L. Shecter*	Director
Howard L. Shecter

/s/ Vishal N. Sheth*	Director
Vishal N. Sheth

/s/ Jasjit Singh*	Director
Jasjit Singh

By:	/s/ J. Neil McMurdie
*Attorney-in-Fact

*	Executed by J. Neil McMurdie on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Item 27 Exhibit No.	Exhibit

(k)	Opinion and Consent of Counsel

(l)	Consent of Independent Registered Public Accounting Firm

(o)	Form of Initial Summary Prospectus

(p)	Powers of Attorney